As filed with the Securities and Exchange Commission on December 22, 2005
REGISTRATION NO. 333-129871

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLERGAN, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	95-1622442
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas S. Ingram
Executive Vice President, General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, CA 92614
(949) 451-3800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and completion of the transactions described in the enclosed prospectus.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus may be changed. Allergan, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and Allergan, Inc. is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Offer by Banner Acquisition, Inc.
to Exchange Each Outstanding Share of Common Stock
of
Inamed Corporation
for
$84.00 in Cash
or
0.8498 of a Share of Common Stock of Allergan, Inc.
subject in each case, to the proration and election procedures described in this prospectus and the related letter of election and transmittal
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JANUARY 9, 2006, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
Banner Acquisition, Inc. (“Offeror”), a newly formed, wholly owned subsidiary of Allergan, Inc. (“Allergan”), is offering to exchange for each outstanding share of common stock of Inamed Corporation (“Inamed”), par value $0.01 per share, including the associated preferred stock purchase rights (the “Inamed Shares”), validly tendered and not properly withdrawn in the offer, at the election of the holder of such Inamed Share:

•	$84.00 in cash, without interest, or

•	0.8498 of a share of Allergan common stock (including the associated preferred stock purchase rights), subject in each case to the proration and election procedures described in this prospectus and the accompanying letter of election and transmittal (which together, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). In the Offer, 45% of the aggregate Inamed Shares tendered will be exchanged for cash and 55% of the aggregate Inamed Shares tendered will be exchanged for shares of Allergan common stock. Therefore, elections will be subject to proration if holders of Inamed Shares, in the aggregate, elect to receive more than the maximum amount of consideration to be paid in the form of cash or Allergan common stock, as the case may be. See “The Offer— Elections and Proration” for a detailed description of the proration procedure. In addition, instead of receiving any fractional shares of Allergan common stock to which Inamed stockholders otherwise would be entitled, tendering Inamed stockholders will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Allergan common stock issued pursuant to the Offer.
The purpose of the Offer is for Allergan to acquire control of, and ultimately the entire equity interest in, Inamed. The Offer is the first step in Allergan’s plan to acquire all of the outstanding Inamed Shares. Allergan intends promptly after completion of the Offer to seek to consummate a merger of Offeror with and into Inamed, with Inamed surviving the Merger (this merger is referred to herein as the “Inamed Merger”, and Inamed after the Inamed Merger is sometimes referred to as the “Surviving Corporation”). The purpose of the Inamed Merger is for Allergan to acquire all Inamed Shares not acquired in the Offer. After the Inamed Merger, the Surviving Corporation will be a wholly owned subsidiary of Allergan and the former Inamed stockholders will no longer have any ownership interest in the Surviving Corporation. As promptly as practicable following the Inamed Merger, Allergan will cause the Surviving Corporation to merge with and into a limited liability company wholly owned by Allergan, with the limited liability company surviving the merger (we refer to this second merger as the “Post-Closing Merger”).
On November 14, 2005, the last full trading day before the public announcement of Allergan’s proposal to acquire Inamed, the closing sales price of an Inamed Share was $74.44. The Offer had a value of $84.00 on November 15, 2005, the date the Offer was announced, which represented a premium of $9.56 per Inamed Share, or approximately 13%, over the value of an Inamed Share, immediately prior to the public announcement of the Offer. As of December 21, 2005, the most recent practicable date prior to the date of this prospectus, the Offer had a value of $87.95 per Inamed Share (assuming full proration), which represents a premium of $13.51 per Inamed Share, or approximately 18%, over the closing sales price of an Inamed Share immediately prior to the public announcement of the Offer. In addition, as of December 21, 2005, the value of the Offer represented a premium of $21.71 per Inamed Share, or approximately 33%, over the $66.24 closing sales price of an Inamed Share on March 18, 2005, the last full trading day prior to the March 21, 2005 public announcement of the proposed business combination of Inamed and Medicis Pharmaceutical Corporation, which subsequently was terminated on December 13, 2005. The market prices of shares of Allergan common stock and Inamed Shares will fluctuate prior to the expiration date of the Offer and thereafter, and may be higher or lower at the expiration date than the prices set forth above. As any premium represented by the Offer is based on fluctuating market prices, the premiums described above will similarly change.
Offeror’s obligation to exchange Inamed Shares for cash and shares of Allergan common stock in the Offer is subject to a number of conditions, which are more fully described in “The Offer— Conditions of the Offer.”
Allergan’s common stock is listed on the New York Stock Exchange under the symbol “AGN.” Inamed Shares trade on the NASDAQ National Market under the symbol “IMDC.”
For a discussion of certain factors that Inamed stockholders should consider in connection with the Offer, please carefully read “Risk Factors” beginning on page 11.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager for the Offer is:
MORGAN STANLEY

The date of this prospectus is December 22, 2005

     This prospectus incorporates by reference important business and financial information about Allergan, Inamed and their respective subsidiaries from documents filed with the Securities and Exchange Commission, or “SEC,” that have not been included in or delivered with this prospectus. This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources. See “Where To Obtain More Information.”
      Inamed stockholders also may request copies of these publicly-filed documents from Allergan, without charge, upon written or oral request to Allergan’s information agent at its address or telephone number set forth on the back cover of this prospectus. In order to receive timely delivery of the documents, Inamed stockholders must request the documents no later than December 30, 2005 (five business days before the currently scheduled expiration date of the Offer).

WHERE TO OBTAIN MORE INFORMATION
      Allergan and Inamed file annual, quarterly and current reports, proxy statements and other information with the SEC. Inamed stockholders may read and copy any reports, statements or other information that Allergan or Inamed file with the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Allergan’s and Inamed’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov.
      Allergan has filed a registration statement on Form S-4 with the SEC to register the offer and sale of shares of Allergan common stock to be issued in the Offer and the Inamed Merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information in the registration statement or the exhibits to the registration statement.
      The SEC allows Allergan to incorporate information into this prospectus “by reference,” which means that Allergan and Offeror can disclose important information to Inamed stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information amended or superseded by information contained in, or incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents and information set forth below that Allergan and Inamed have previously filed with the SEC. These documents contain important information about Allergan and Inamed and their financial condition.
Allergan Filings (File No. 1-10269):

Allergan Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K	Fiscal year ended December 31, 2004, as filed with the SEC on March 9, 2005

The description of Allergan common stock set forth in Allergan’s Registration Statement on Form 8-A, filed with the SEC on June 12, 1989, including all amendments and reports filed for the purpose of updating such description

The description of Allergan preferred stock purchase rights set forth in Allergan’s Registration Statement on Form 8-A12B, filed with the SEC on February 1, 2000, including all amendments or reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal quarter ended:
• March 25, 2005, as filed with the SEC on April 28, 2005
• June 24, 2005, as filed with the SEC on July 28, 2005, and as amended on August 24, 2005
• September 30, 2005, as filed with the SEC on November 7, 2005

i

Allergan Information Incorporated by Reference

Period Covered or Date of Filing

Current Reports on Form 8-K	Filed with the SEC on:
	• January 14, 2005 • January 18, 2005, and as amended April 21, 2005 • January 25, 2005 • March 3, 2005 • May 19, 2005 • June 30, 2005	• August 9, 2005 • August 23, 2005 • September 27, 2005 • October 5, 2005 • November 15, 2005 • December 7, 2005 • December 21, 2005
Inamed Filings (File No. 001-9741):

Inamed Information Incorporated by Reference

Period Covered or Date of Filing

Annual Report on Form 10-K	Fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005, and as amended on April 29, 2005

The description of Inamed’s common stock set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on October 14, 1987, including all amendments and reports filed for the purpose of updating such description.

The description of Inamed’s stock purchase rights set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on June 10, 1997, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal quarter ended:
• March 31, 2005, as filed with the SEC on May 10, 2005, and as amended on May 11, 2005
•   June 30, 2005, as filed with the SEC on August 9, 2005
• September 30, 2005, as filed with the SEC on November 9, 2005

Current Reports on Form 8-K	Filed with the SEC on:
	• January 25, 2005 (Item 8.01) • March 21, 2005 • May 6, 2005 • July 18, 2005 • August 4, 2005 • November 16, 2005	• December 5, 2005 • December 6, 2005 • December 13, 2005 • December 15, 2005 • December 20, 2005
      Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

      Inamed stockholders may obtain any of these documents without charge upon written or oral request to the information agent at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, collect at (212) 929-5500 or toll-free at (800) 322-2885, or from the SEC at the SEC’s website at www.sec.gov.
      Requests for documents incorporated by reference should be made to the information agent no later than December 30, 2005 to assure delivery before the currently scheduled expiration date of the Offer. The information agent will mail the requested documents by first-class mail, or other equally prompt means, within one business day of receipt of the request.
      Inamed stockholders should rely only on the information contained in or incorporated by reference into this prospectus in deciding whether to tender Inamed Shares pursuant to the Offer. Neither Allergan nor Offeror has authorized anyone to provide Inamed stockholders with information that differs from that contained in this prospectus.

FORWARD-LOOKING STATEMENTS
      Statements made by Allergan and Offeror in this prospectus and in other reports and statements released by Allergan or Offeror that are not historical facts constitute “forward-looking statements.” These forward-looking statements are necessarily estimates reflecting the best judgment of senior management of Allergan and Offeror and include comments that express Allergan’s opinions about trends and factors that may impact its future operating results. The use of future tense and words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements. Such statements rely on a number of assumptions concerning future events, many of which are outside of Allergan’s control, and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” beginning on Page 11 of this prospectus.
      Inamed stockholders are cautioned that, while forward-looking statements reflect the good faith belief and best judgment of Allergan and Offeror based upon current information, they are not guarantees of future performance. All forward-looking statements, made in or incorporated by reference into this prospectus or elsewhere, should be considered in context with the risk factors discussed or incorporated by reference into this prospectus and the various disclosures made by Allergan about its businesses, and by Inamed about its business, in their various public reports incorporated herein by reference.

SUMMARY
This section summarizes material information presented in greater detail elsewhere in this prospectus. However, this summary does not contain all of the information that may be important to Inamed stockholders. Important information is contained elsewhere in this prospectus and the other documents to which this prospectus refers, all of which should be carefully reviewed by Inamed stockholders. See “Where To Obtain More Information.”
As used in this prospectus, unless otherwise indicated or the context requires, “Allergan” refers to Allergan, Inc. and its consolidated subsidiaries, “Offeror” refers to Banner Acquisition, Inc., and “Inamed” refers to Inamed Corporation and its consolidated subsidiaries.
The Offer to Exchange (Page 59)
Under the terms of the Offer, each Inamed stockholder may elect to receive, for each Inamed Share validly tendered and not properly withdrawn, either:

•	$84.00 in cash, without interest; or

•	0.8498 of a share of newly issued Allergan common stock (including associated preferred stock purchase rights), in each case, subject to the proration and election procedures described in this prospectus and the related letter of election and transmittal.
In the Offer, 45% of the aggregate Inamed Shares tendered will be exchanged for cash and 55% of the aggregate Inamed Shares tendered will be exchanged for shares of Allergan common stock. Therefore, elections will be subject to proration if tendering holders of Inamed Shares, in the aggregate, elect to receive more than the maximum amount of consideration to be paid in cash or Allergan common stock pursuant to the Offer. The ratio of 0.8498 of an Allergan share for each Inamed Share was determined by dividing $84.00 by the closing price of an Allergan share on the New York Stock Exchange on November 14, 2005, the last trading day before Allergan announced its proposal to acquire Inamed.
Potential Value of Offer Consideration
Based on the closing price of Allergan common stock on the New York Stock Exchange on December 21, 2005, the most recent practicable date prior to the date of this prospectus, 0.8498 of an Allergan share had a value of $91.19 per share. The value of 0.8498 of an Allergan share will fluctuate prior to the expiration date of the Offer as the market price of Allergan common stock changes. At Allergan share prices of $98.85 and above, the value of 0.8498 of an Allergan share will exceed the cash offer of $84.00 per Inamed Share, and at Allergan share prices below $98.85, the cash offer will exceed the value of 0.8498 of an Allergan share.

Solely for purposes of illustration, the following table reflects the per share amount of cash and the market value of the Allergan common stock that an Inamed stockholder would receive for each Inamed Share tendered pursuant to the Offer if exactly 55% of the Inamed Shares tendered by the stockholder were exchanged for Allergan common stock and 45% of such shares were exchanged for cash. This would be the case, for example, if all tendering Inamed stockholders made the same election for either cash or Allergan shares. In that circumstance, each Inamed Share would be exchanged, on average, for $37.80 in cash (i.e. 45% of $84.00) and 0.46739 shares (i.e. 55% of 0.8498) of Allergan common stock. The table indicates the relative value, in that circumstance, of the two forms of consideration at different market values for the Allergan shares.

Assumed			Implied Value
Market Price	Value of 0.46739 of	Cash Amount Paid	(per Inamed Share
(per Allergan Share)	an Allergan Share	(per Inamed Share)	exchanged)

$85.00	$39.73	$37.80	$77.53
$90.00	$42.07	$37.80	$79.87
$95.00	$44.40	$37.80	$82.20
$100.00	$46.74	$37.80	$84.54
$105.00	$49.08	$37.80	$86.88
$110.00	$51.41	$37.80	$89.21
$115.00	$53.75	$37.80	$91.55
The market prices of Allergan common stock used in the above table, and the assumptions regarding the mix of cash and/or stock a hypothetical Inamed stockholder would receive are for purposes of illustration only. The price of Allergan common stock fluctuates and may be higher or lower than in these examples at the time the Offer is completed. In addition, due to the proration mechanisms in the Offer, the elections of other Inamed stockholders will impact whether a tendering Inamed stockholder receives the type of consideration elected, or is prorated so that a portion of such stockholder’s tendered shares are exchanged for another form of consideration.
Inamed stockholders should consider the potential effects of proration and should obtain current market quotations for shares of Allergan common stock and Inamed Shares before deciding whether to tender pursuant to the Offer and before electing the form of Offer consideration they wish to receive. The market price of shares of Allergan common stock will fluctuate prior to the expiration date of the Offer and thereafter, and may be different at the expiration date and at the time tendering Inamed stockholders receive cash or shares of Allergan common stock.
Proration Procedures
If Inamed stockholders elect to receive more than the aggregate amount of cash or shares of Allergan common stock offered, Allergan will prorate the total cash or stock, as the case may be, proportionally among the stockholders who elect that form of consideration. Inamed stockholders who do not make an election will be allocated whatever form of consideration is remaining (or a proportionate share of each form of consideration if neither is oversubscribed), after taking into account the preferences of the tendering stockholders who make elections. If neither form of consideration is oversubscribed, Inamed stockholders who do not make an election will receive cash and Allergan common stock in a proportion such that 45% of the aggregate Inamed Shares tendered in the Offer will be exchanged for cash and 55% of the aggregate Inamed Shares tendered in the Offer will be exchanged for shares of Allergan common stock. The procedures for prorating cash and common stock are described in “The Offer— Elections and Proration.”
Treatment of Fractional Shares
Inamed stockholders will not receive any fractional shares of Allergan common stock in the Offer. Instead of receiving any fractional shares of Allergan common stock to which Inamed stockholders otherwise would be entitled, tendering Inamed stockholders will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Allergan common stock issued pursuant to the Offer, as described in “The Offer— Cash Instead of Fractional Shares of Allergan Common Stock.”
The Inamed Merger (Page 73)
Allergan intends, promptly after the completion of the Offer, to seek to have Offeror merge into Inamed, with Inamed surviving the merger. After the Inamed Merger, Inamed will be a wholly owned subsidiary of Allergan and the former Inamed stockholders will not have any equity ownership interest in Inamed as the surviving corporation. In the Inamed Merger, each Inamed Share (except for Inamed Shares held in Inamed’s treasury and Inamed Shares beneficially owned directly or indirectly by Allergan or Offeror, including Inamed Shares acquired in the Offer) will be converted into the right to receive cash or shares of Allergan common stock, subject to appraisal rights under Delaware law, as more fully described under “The Offer— Purpose of the Offer; the Inamed Merger; Appraisal Rights.”
In the Inamed Merger, Inamed stockholders will have the opportunity to elect to receive for each Inamed Share cancelled in the Inamed Merger, $84.00 in cash or 0.8498 of a share of Allergan common stock. This is the same consideration as is available in the Offer, and such consideration will be subject to proration, such that in the aggregate 45% of the aggregate Inamed Shares cancelled in the Inamed Merger will be converted to cash and 55% of the aggregate Inamed Shares cancelled in the Inamed Merger will be converted into shares of Allergan common stock, subject to any adjustments necessary to preserve the status of the Offer, the Inamed Merger, and the Post-Closing Merger as a reorganization under Section 368(a) of the Internal Revenue Code.
The Post-Closing Merger (Page 74)
As soon as reasonably practicable after the Inamed Merger, Allergan intends to cause the Surviving Corporation to merge with and into a wholly owned limited liability company subsidiary of Allergan. Immediately before the Post-Closing Merger, Allergan will be the sole stockholder of the Surviving Corporation, and none of the former Inamed stockholders will have any economic interest in, or approval or other rights with respect to, the Post-Closing Merger.
Information About Allergan, Offeror and Inamed (Page 33)
Allergan
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612-1599
(714) 246-4500
Allergan, Inc., a Delaware Corporation, is a technology-driven, global health care company that develops and commercializes specialty pharmaceutical products for the ophthalmic, neurological, dermatological and other specialty markets. Allergan is a pioneer in specialty pharmaceutical research, targeting products and technologies related to specific disease areas such as glaucoma, retinal disease, dry eye, psoriasis, acne and movement disorders. Additionally, Allergan develops and markets aesthetic-related pharmaceuticals and over-the-counter products. Allergan is an innovative leader in therapeutic and over-the-counter products that are sold in more than 100 countries. Allergan is also focusing research and development efforts on new therapeutic areas, including gastroenterology, neuropathic pain, genitourinary diseases, medical dermatology and medical aesthetics.
Based on the closing price of shares of Allergan common stock on the New York Stock Exchange on December 21, 2005, the most recent practicable date prior to the date of this prospectus, Allergan’s market capitalization is approximately $14.1 billion.

Offeror
Banner Acquisition, Inc.
2525 Dupont Drive
Irvine, California 92612-1599
(714) 246-4500
Offeror, a Delaware corporation, is a wholly owned subsidiary of Allergan. Offeror is newly formed, and was organized for the purpose of making the Offer and consummating the Inamed Merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Offer and the Inamed Merger.
Inamed
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111-2936
(805) 692-5400
Inamed Corporation, a Delaware corporation, is a global healthcare company that develops, manufactures, and markets a diverse line of products that enhance the quality of people’s lives. These products include breast implants for aesthetic augmentation and reconstructive surgery following a mastectomy, a range of dermal products to correct facial wrinkles, the BioEnterics® LAP-BAND® System designed to treat severe and morbid obesity, and the BioEnterics® Intragastric Balloon (BIB®) system for the treatment of obesity.
Based on the closing price of Inamed Shares on the NASDAQ National Market on December 21, 2005, the most recent practicable date before the date of this prospectus, Inamed’s market capitalization is approximately $3.2 billion.
Reasons for the Offer (Page 35)
Offeror is making the Offer and Allergan plans to complete the Inamed Merger because it believes that the acquisition of Inamed by Allergan will provide significant beneficial long-term growth prospects for the combined company and increase stockholder value, including for those Inamed stockholders who receive shares of Allergan common stock in the Offer or the Inamed Merger. Allergan believes that the Offer and the Inamed Merger will increase its market presence and opportunities, enhance its product mix, increase operating efficiencies, combine significant management talent and enhance employee opportunities.
Background of the Offer (Page 36)
On March 20, 2005, Inamed, Medicis and Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis, entered into an Agreement and Plan of Merger, pursuant to which Inamed would merge into Masterpiece Acquisition Corp. (the “Medicis Merger”). On December 13, 2005, Medicis and Inamed announced that the Medicis merger agreement had been mutually terminated. Under the terms of the now terminated Medicis merger agreement, each Inamed Share would have been cancelled in exchange for $30.00 in cash and 1.4205 shares of Medicis Class A common stock.
Allergan Proposal
On November 14, 2005, Allergan submitted a letter to Inamed with a proposal to acquire Inamed, for a per Inamed Share consideration of $84.00 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. In the letter, Allergan advised Inamed that Allergan and its advisors were prepared to immediately proceed with due diligence and negotiation of a definitive agreement with respect to the Offer and the Inamed Merger, consistent with the terms and conditions described herein and otherwise containing representations and warranties, covenants, conditions, terms and conditions substantially similar to those in the Medicis merger agreement. The text of this letter is included in “Background of the Offer.”
In accordance with the terms of the Medicis merger agreement, Inamed’s board of directors determined in good faith after consultation with its legal and financial advisors that Allergan’s proposal was reasonably likely to result in a transaction with terms more favorable to Inamed’s stockholders than the transaction contemplated by the Medicis merger agreement. Therefore, Allergan and Inamed entered into a confidentiality agreement, as required by the terms of the Medicis merger agreement, and began discussions and negotiations regarding the terms of a definitive merger agreement.
On December 6, 2005, Allergan executed and delivered to Inamed an irrevocable offer letter accompanied by an executed definitive agreement and plan of merger (the “Allergan Merger Agreement”) for the proposed business combination transaction involving Allergan, Offeror and Inamed. The offer letter provided that Inamed could accept the offer set forth in the offer letter at any time after the Medicis merger agreement was terminated and after receipt of notice from Allergan that the conditions to the irrevocable offer set forth in the offer letter had been met. The text of the irrevocable offer letter is included in “Background to the Offer.”
After receipt of the irrevocable offer letter and Allergan Merger Agreement, Inamed issued a press release on December 6, 2005, announcing that its board of directors has determined that the Allergan Merger Agreement and the offer set forth therein are fair to Inamed’s stockholders and constitute a “Company Superior Proposal” (as such term was defined in the Medicis merger agreement) when compared to the Medicis merger agreement.
A letter confirming that the conditions to Inamed’s execution of the definitive Allergan Merger Agreement was sent by Allergan to Inamed on December 20, 2005, shortly before the parties executed the Allergan Merger Agreement.
See “Background of the Offer.”
Termination of the Medicis Merger Agreement
As noted above, on December 13, 2005, Inamed and Medicis each announced the termination of the Medicis merger agreement pursuant to a Merger Termination Agreement providing that the Medicis merger agreement would be terminated effective upon the execution of the Merger Termination Agreement and Medicis’ receipt from Inamed of a termination fee of $90,000,000 and reimbursement of $481,985 with respect to certain Medicis expenses. The Merger Termination Agreement also provides for a mutual release of certain claims in connection with the termination of the Medicis merger agreement.
According to public filings made by Inamed and Medicis with the SEC on December 13, 2005, the termination fee and expense reimbursement payments were paid in full by Inamed on December 13, 2005 and the Medicis merger agreement was terminated in its entirety at such time. In connection with such termination, Inamed announced the cancellation of the special meeting of Inamed stockholders scheduled for December 19, 2005.
Recommendation of the Inamed Board
On December 13, 2005, Inamed filed an amendment to its Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the SEC on December 5, 2005 and subsequently amended. That amendment disclosed that on December 13, 2005 Inamed’s board of directors determined that the terms of the exchange offer set forth in the Allergan Merger Agreement and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Inamed stockholders, and resolved to recommend that the Inamed stockholders tender their Inamed Shares pursuant to the Offer upon Inamed’s execution of the Allergan Merger Agreement and the amendment of the Offer to conform to the terms of the exchange offer set forth in the Allergan Merger Agreement.
At meetings held on December 13 and 14, 2005, Inamed’s board of directors:

•	formally and unanimously approved and adopted the terms of the Allergan Merger Agreement;

•	approved the exchange offer and the mergers contemplated by the Allergan Merger Agreement such that Section 203 of the Delaware General Corporation Law would not apply to such transactions;

•	approved the amendment of Inamed’s stockholder rights agreement to provide that the execution of the Allergan Merger Agreement and the consummation of the transactions contemplated by the Allergan Merger Agreement would not trigger the rights plan; and

•	resolved to recommend that Inamed Stockholders tender their shares pursuant to the offer contemplated by the Allergan Merger Agreement.
Antitrust Filings
On December 15, 2005, Allergan received a request for additional information and documentary material, referred to as a second request, from the Federal Trade Commission (“FTC”), pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the “HSR Act”), in connection with the Offer and the Inamed Merger. The second request extends the waiting period imposed by the HSR Act until thirty days after Allergan has substantially complied with such request. Allergan has been working with the FTC staff concerning the divestiture of Reloxin® and had anticipated the issuance of the second request as part of that process. Allergan does not expect the second request to result in a material delay in consummation of the transaction. The FTC may also allow Allergan to close the transaction before the expiration of the waiting period in the event that Allergan and the FTC agree on the terms of a consent order providing for the divestiture of Reloxin. If a divestiture plan can be developed that is acceptable to the FTC, the FTC will terminate its second request and will allow the transaction to close pursuant to the terms of a consent order. Allergan is currently working with the FTC staff to negotiate the terms of a divestiture plan and consent order that are acceptable to the FTC. While there can be no assurance of the outcome of these negotiations, Allergan does not anticipate that this process will result in any material delay in closing.
On December 20, 2005, Inamed and Ipsen entered into a termination agreement pursuant to which, subject to the consummation of Allergan’s acquisition of Inamed and certain other conditions, all rights related to Ipsen’s Botulinum Toxin type A pharmaceutical product previously granted by Ipsen to Inamed would be returned to Ipsen, and all worldwide rights in the Reloxin® trademark would be assigned to Ipsen. Under the terms and subject to the conditions of that agreement, the return of the rights to the Botulinum Toxin type A pharmaceutical product to Ipsen, and the assignment of the worldwide rights in the Reloxin® trademark to Ipsen would be made in consideration for payment by Ipsen of ten million US dollars to Inamed.
Listing Application
On December 19, 2005, Allergan submitted an application to list the shares of Allergan common stock to be issued pursuant to the Offer and the Inamed Merger on the NYSE. The authorization of the listing of such additional shares of Allergan common stock on the NYSE, subject to official notice of issuance, is a condition to the Offer, as described in “The Offer—Conditions of the Offer.”
Execution of the Allergan Merger Agreement
On December 20, 2005, Allergan provided written notice to Inamed pursuant to the irrevocable offer letter that Allergan was satisfied with its limited due diligence review of the Juvederm® information provided by Inamed and is satisfied with the Inamed disclosure schedules to the Allergan Merger Agreement. Subsequent to receiving such written notice, Inamed executed and delivered the Allergan Merger Agreement to Allergan.
Amendment of the Offer Terms
On December 20, 2005, Allergan amended the terms and conditions of the Offer to conform to the terms specified in the Allergan Merger Agreement and recommended by Inamed to its stockholders, as described above.
Plans for Inamed (Page 74)
Allergan has caused Offeror to make the Offer in order to acquire control of, and ultimately the entire equity interest in, Inamed. The Offer is the first step in Allergan’s acquisition of Inamed and is intended to facilitate Allergan’s acquisition of all of the outstanding equity ownership of Inamed. Allergan intends to seek to consummate the Inamed Merger and Post-Closing Merger as soon as possible after completing the Offer, in order to acquire all Inamed Shares not exchanged pursuant to the Offer.
After the Inamed Merger and the Post-Closing Merger, Allergan expects to continue Inamed’s current operations, except that Allergan expects that Inamed’s license to the Reloxin products will be divested for all markets. As noted above, on December 20, 2005, Inamed and Ipsen entered into a termination agreement pursuant to which, subject to the consummation of Allergan’s acquisition of Inamed and certain other conditions, all rights related to Ipsen’s Botulinum Toxin type A pharmaceutical product previously granted by Ipsen to Inamed would be returned to Ipsen, and all worldwide rights in the Reloxin® trademark would be assigned to Ipsen. In connection with the divestiture, Allergan will cooperate fully with any third-party acquiring Inamed’s rights in the Reloxin products, to ensure such third-party is able to benefit from all of Inamed’s information, studies, reports, and the U.S. Food and Drug Administration (“FDA”) filings and communications associated with the Reloxin products for such subsequent licensee to obtain regulatory approval for Reloxin. Inamed’s interest in the Reloxin license and the associated assets are referred to in this prospectus as the “Reloxin Assets.” See “The Offer— Plans for Inamed.”
The Offer is Scheduled to Expire on January 9, 2006 (Page 62)
The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on Monday, January 9, 2006. The term “expiration date” as used in this prospectus means 5:00 p.m., New York City time, on Monday, January 9, 2006, unless Offeror extends the period of time for which the Offer is open, in which case the term “expiration date” means the latest time and date on which the Offer, as so extended, expires.
The Offer is Subject to Conditions (Page 63)
Offeror’s obligation to exchange Inamed Shares for cash or shares of Allergan’s common stock pursuant to the Offer is subject to a number of conditions, including, but not limited to, the following:

•	the representations and warranties of Inamed contained in the Allergan Merger Agreement shall be true and correct, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect (as defined in the Allergan Merger Agreement);

•	Inamed shall have performed in all material respects all of its obligations required to be performed by it under the Allergan Merger Agreement at or prior to the time Offeror accepts for exchange Inamed Shares validly tendered pursuant to the Offer;

•	there shall have been validly tendered and not properly withdrawn prior to the expiration date at least a majority of the outstanding Inamed Shares (on a fully diluted basis); and

•	any applicable waiting periods under the HSR Act, and any other applicable similar foreign laws or regulations, will have expired or been terminated.

No tender of Inamed Shares shall be effective, and Offeror shall not acquire tendered Inamed Shares, until all conditions have been satisfied or, to the extent permissible, waived. These conditions and the other conditions to the Offer are discussed under “The Offer— Conditions of the Offer.”
The Offer May Be Extended, Terminated or Amended (Page 62)
Under the Allergan Merger Agreement, Offeror must extend the period of time during which the Offer remains open in increments of no more than 10 business days each, if at the scheduled expiration date any of the conditions of the Offer have not been satisfied or waived, and Offeror also must extend the Offer for any period required by the SEC applicable to the Offer. The Allergan Merger Agreement provides that the agreement may be terminated if the Offer has not been consummated on or before February 28, 2006, subject to extension until March 30, 2006, under certain conditions. Offeror can extend the Offer by giving oral or written notice of the extension to the exchange agent. During any extension, all Inamed Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of each Inamed stockholder to withdraw previously tendered Inamed Shares.
Subject to applicable SEC rules and regulations, Offeror also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend the Offer one time only for up to five business days if less than 90% of the total Inamed Shares on a fully diluted basis have been validly tendered and not properly withdrawn at the otherwise scheduled expiration date; or

•	to waive any condition identified as subject to waiver in “The Offer—Conditions of the Offer;”
by giving oral or written notice of such termination, waiver or amendment to the exchange agent.
Offeror will make a public announcement promptly after any extension, delay, termination, waiver or amendment. In the case of an extension, any related announcement will be issued no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to Inamed stockholders in connection with the Offer be promptly sent in a manner reasonably designed to inform them of that change), and without limiting the manner in which Offeror may choose to make any public announcement, Offeror assumes no obligation to publish, advertise or otherwise communicate any public announcement of this type other than by issuing a press release to the Dow Jones News Service.
No subsequent offering period will be available following the expiration of the Offer.
Tendered Inamed Shares May Be Withdrawn at Any Time Prior to the Expiration Date (Page 66)
Tendered Inamed Shares may be withdrawn at any time prior to the expiration date, and, unless previously accepted pursuant to the Offer, may be withdrawn at any time after January 20, 2006. Once Offeror accepts Inamed Shares for exchange pursuant to the Offer, all tenders not previously withdrawn become irrevocable.
Procedure for Tendering Inamed Shares (Page 67)
To validly tender Inamed Shares pursuant to the Offer, Inamed stockholders must:

•	deliver a properly completed and duly executed letter of election and transmittal, along with any required signature guarantees and any other required documents, and certificates for tendered Inamed Shares to the exchange agent at one of its addresses set forth on the back cover of this prospectus, all of which must be received by the exchange agent at one of those addresses prior to the expiration date; or

•	deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at one of its addresses set forth on the back cover of this prospectus, and Inamed Shares must be tendered pursuant to the procedures for book entry tender set forth herein (and a confirmation of receipt of that tender received), and in each case be received by the exchange agent prior to the expiration date; or

•	stockholders must comply with the guaranteed delivery procedures set forth in “The Offer— Guaranteed Delivery.”
Inamed stockholders who hold Inamed Shares in “street name” through a bank, broker or other nominee holder, and desire to tender their Inamed Shares pursuant to the Offer, should instruct the nominee holder to do so prior to the expiration date.
The Exchange Shall Occur Promptly After the Expiration Date (Page 65)
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), promptly after the expiration date, Offeror will accept for exchange, and will exchange, all Inamed Shares validly tendered and not properly withdrawn prior to the expiration date.
Election and Proration Procedures (Page 60)
Inamed stockholders may elect to receive cash or shares of Allergan common stock, subject to the elections and proration procedure described in this prospectus, by indicating their tender offer elections in the applicable section of the letter of election and transmittal. Inamed stockholders are not required to exchange all of their Inamed Shares for one form of consideration or the other. Instead, if they own more than one Inamed Share, they may elect to receive cash in exchange for some of their Inamed Shares and shares of Allergan common stock in exchange for the remainder of their Inamed Shares. If an Inamed stockholder decides to change its election after tendering its Inamed Shares, it must first withdraw the tendered shares and then re-tender the

Inamed Shares prior to the expiration date, with a new letter of election and transmittal that indicates the revised election.
Regulatory Requirements (Page 76)
The Offer and the Inamed Merger cannot be consummated until certain information that Allergan has furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC has been reviewed and certain waiting period requirements have been satisfied. These requirements and other issues are discussed under “The Offer— Certain Legal Matters; Regulatory Approvals.”
Source and Amount of Funds (Page 78)
The Offer and the Inamed Merger are not conditioned upon any financing arrangements or contingencies.
Offeror estimates that the total purchase price for all of the outstanding Inamed Shares proposed to be acquired pursuant to the Offer and the Inamed Merger, including associated fees and expenses, will be approximately $3.4 billion, including $1.6 billion in cash. Allergan has received a commitment letter from Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, providing for a 364-day bridge term facility in an aggregate amount of up to $1.1 billion. Any proceeds of this facility will be used solely to acquire Inamed Shares tendered in the Offer and pursuant to the Inamed Merger and to pay associated transaction fees and expenses.
Dividend Policy of Allergan (Page 80)
The holders of shares of Allergan common stock receive dividends if and when declared by Allergan’s board of directors out of legally available funds. For the past three fiscal quarters, including the quarter ended September 30, 2005, Allergan has paid a cash dividend of $0.10 per share per quarter, increased from the $0.09 per share paid per quarter in each of the prior eight quarters. Allergan’s declaration and payment of cash dividends in the future will depend upon its results of operations, financial condition, cash requirements, prospects, limitations imposed by credit agreements or debt securities and other factors deemed relevant by its board of directors. Certain financial covenants set forth in Allergan’s current bank credit line agreements and other financing agreements (including the commitment letter from Morgan Stanley discussed above) restrict its ability to declare dividends. Allergan can give stockholders no assurance that Allergan will continue to pay any dividends on its common stock in the future at historical levels or at all.
No Appraisal Rights in Connection with the Offer (Page 73)
No appraisal rights are available in connection with the Offer. However, Inamed stockholders would have appraisal rights under Delaware law in connection with the Inamed Merger.
Comparative Per Share Market Price Information (Page 25)
Shares of Allergan common stock are listed on the New York Stock Exchange under the symbol “AGN.” Inamed Shares trade on the NASDAQ National Market under the symbol “IMDC.” On November 14, 2005, the last full trading day before Allergan announced its proposal to acquire Inamed, the closing sales price of Allergan common stock on the New York Stock Exchange was $98.85 and the closing sales price of Inamed Shares on the NASDAQ National Market was $74.44. On December 21, 2005, the most recent practicable date prior to the date of this prospectus, the closing sales price of Allergan common stock was $107.31 and the closing sales price of an Inamed Share was $87.02. Inamed stockholders should obtain current market quotations for Allergan common stock and Inamed Shares before deciding whether to tender Inamed Shares in the Offer and before electing the form of Offer consideration they wish to receive. See “Comparative Market Price Data.”
Ownership of Allergan After the Offer (Page 70)
Allergan estimates that if all Inamed Shares are exchanged pursuant to the Offer and the Inamed Merger, former Inamed stockholders would own, in the aggregate approximately 11% of the shares of Allergan common stock outstanding after the Inamed Merger. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer— Ownership of Allergan After the Offer and the Inamed Merger.”

Material Differences in Rights of Stockholders (Page 93)
The rights of Allergan stockholders are different in some respects from the rights of Inamed stockholders. Therefore, Inamed stockholders will have different rights as stockholders once they become Allergan stockholders. The differences are described in more detail under “Comparison of Stockholders’ Rights.”
Tax Considerations (Page 70)
In the opinion of Gibson, Dunn & Crutcher LLP, Allergan’s tax counsel, the Offer, the Inamed Merger and the Post-Closing Merger will be treated as a single integrated transaction that qualifies as a reorganization under Section 368(a) of the Internal Revenue Code (the “Code”). This opinion is given in reliance on customary representations and assumptions as to certain factual matters. See “The Offer— Material U.S. Federal Income Tax Consequences.”
In the opinion of Gibson, Dunn & Crutcher LLP, the tax consequences to Inamed stockholders who receive their shares of Allergan common stock and/or cash in exchange for shares of Inamed stock pursuant to a transaction constituting a reorganization within the meaning of Section 368(a) of the Code will generally be as follows:

•	an Inamed stockholder who exchanges all of its Inamed Shares for shares of Allergan common stock in the Offer and/or the Inamed Merger, will not recognize any gain or loss from the exchange, except with respect to cash received in lieu of fractional shares of Allergan common stock;

•	an Inamed stockholder who exchanges all of its Inamed Shares for cash in the Offer and/or Inamed Merger, generally will recognize gain or loss in the exchange equal to the difference between the aggregate amount of cash received for the Inamed Shares and the stockholder’s tax basis in those Inamed Shares; and

•	an Inamed stockholder who exchanges its Inamed Shares for both shares of Allergan common stock and cash in the Offer and/or the Inamed Merger will recognize gain, but not loss in the exchange, equal to the lesser of (a) the amount of cash received in the transaction and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the Allergan common stock received in the exchange over (ii) the tax basis of the shares of Inamed common stock surrendered in the transaction.
Inamed stockholders should carefully read the discussion under “The Offer— Material U.S. Federal Income Tax Consequences,” and consult their tax advisors on the consequences of participation in the Offer or the Inamed Merger.
Accounting Treatment (Page 79)
The acquisition of Inamed by Allergan will be accounted for as a purchase for financial reporting purposes.
Questions about the Offer and the Inamed Merger
Inamed stockholders should contact MacKenzie Partners, Inc., Allergan’s information agent, at the following address and telephone numbers with any questions about the Offer or the Inamed Merger, or to request additional copies of this prospectus or other documents:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Collect at (212) 929-5500
or
Toll-free at (800) 322-2885

RISK FACTORS
      Inamed stockholders should carefully read this prospectus and the other documents referred to or incorporated by reference into this prospectus, including in particular the following risk factors, in deciding whether to tender Inamed Shares pursuant to the Offer.
Risk Factors Relating to the Offer

The transaction may adversely affect the liquidity and value of the Inamed Shares not tendered.
      If the Offer is completed but all Inamed Shares are not tendered in the Offer, the number of stockholders and the number of Inamed Shares publicly held will be greatly reduced. As a result, the closing of the Offer could adversely affect the liquidity and market value of the remaining Inamed Shares held by the public. In addition, following completion of the Offer, subject to the rules of the NASDAQ National Market, Inamed may seek to delist the Inamed Shares from the NASDAQ National Market. As a result of any such delisting, Inamed Shares not tendered pursuant to the Offer may become illiquid and may be of reduced value. See “The Offer— Plans for Inamed.”

Inamed has not been involved in the preparation of the information contained in this prospectus, and such information may be inaccurate or incomplete.
      Allergan has relied upon information publicly filed by Inamed with the SEC for all information relating to Inamed presented in, or incorporated by reference into, this prospectus. Although neither Allergan nor Offeror has any knowledge that any such information or statements contain or incorporated by reference herein regarding Inamed’s condition, including its financial or operating condition, are inaccurate, incomplete or untrue, neither Allergan nor Offeror were involved in the preparation of such information and statements. In addition, Allergan has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus that have necessarily involved Allergan’s estimates with respect to Inamed’s financial information. Any financial, operating or other information regarding Inamed that may be detrimental to Allergan following Offeror’s acquisition of Inamed that has not been publicly disclosed by Inamed, or errors in Allergan’s estimates due to Allergan’s inability to gain full access to Inamed’s non-public information, may have an adverse effect on the benefits Allergan expects to achieve through the consummation of the Offer, the Inamed Merger and the Post-Closing Merger.

The market price of Allergan common stock may decline as a result of Allergan’s acquisition of Inamed.
      The market price of Allergan’s common stock may decline after the Offer and Inamed Merger are completed if:

•	the integration of Inamed’s business is unsuccessful or takes longer or is more disruptive than anticipated;

•	information regarding Inamed that has not been publicly disclosed has an adverse effect on the combined company’s profitability or results of operations;

•	after Allergan acquires Inamed, Allergan learns of information with respect to Inamed that prevents Allergan from making the certifications required by the Sarbanes-Oxley Act of 2002, which could reduce investors’ confidence in Allergan’s reporting capabilities with respect to Inamed’s business;

•	Allergan does not achieve the expected synergies or other benefits of the Inamed acquisition as rapidly or to the extent anticipated, if at all;

•	the effect of Allergan’s acquisition of Inamed on Allergan’s financial results does not meet the expectations of Allergan, financial analysts or investors;

•	after Allergan acquires Inamed, Inamed’s business does not perform as anticipated; or

•	Allergan’s credit rating is downgraded as a result of Allergan’s increased indebtedness incurred to finance the Offer and the Inamed Merger.

      As of December 14, 2005 there were 134,254,772 shares of Allergan common stock outstanding (including 1,563,978 shares held in treasury), and options outstanding to purchase an additional 10,861,695 shares. In connection with the Offer and Inamed Merger, Allergan estimates that Allergan could issue approximately 17,875,862 additional shares of Allergan common stock. The increase in the number of outstanding shares of Allergan common stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market price of Allergan common stock.

Uncertainties exist in integrating the business and operations of Allergan and Inamed.
      After Allergan’s acquisition of Inamed, Allergan expects to continue Inamed’s current operations, other than those related to the Reloxin Assets. However, Allergan intends to integrate certain of Inamed’s and Allergan’s functions and operations. Although Allergan believes the integration will be successfully completed, there can be no assurance that Allergan will be able to successfully integrate Inamed’s operations with those of Allergan. There will be inherent challenges in integrating the companies’ operations that could result in a delay or the failure to achieve the anticipated synergies and, therefore, any potential increases in earnings and cost savings. Issues that must be addressed in integrating the operations of the companies include, among other things:

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between Inamed and Allergan;

•	consolidating corporate and administrative infrastructures;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	retaining key employees;

•	identifying and eliminating redundant and underperforming operations and assets;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically dispersed organizations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company; and

•	possibly modifying operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.
      If Allergan is not able to successfully address these challenges, Allergan may be unable to successfully integrate the companies’ operations, or to realize the anticipated benefits of the integration of the two companies. Actual cost and sales synergies, if achieved at all, may be lower than Allergan currently expects and may take a longer time to achieve than Allergan currently anticipates.

Even if the Offer is completed, full integration of Inamed’s operations with Allergan’s may be delayed if Offeror does not acquire at least 90% of the issued and outstanding Inamed Shares pursuant to the Offer.
      The Offer is subject to a condition that, before the expiration date, there shall have been validly tendered and not properly withdrawn at least a majority of the Inamed Shares on a fully diluted basis. If Offeror acquires at least 90% of the issued and outstanding Inamed Shares, the Inamed Merger will be able to be effected as a “short-form” merger under Delaware law. A short-form merger would enable Allergan to complete the acquisition of Inamed without any action on the part of the other holders of Inamed Shares. If Allergan does not acquire 90% of the issued and outstanding Inamed Shares, Allergan will be required to obtain the approval of Inamed stockholders to consummate the Inamed Merger. Although this will not prevent the Inamed Merger or Post-Closing Merger from occurring, as Offeror will hold sufficient Inamed Shares to approve the Inamed Merger, it would delay Allergan from completing the Inamed Merger and could delay the realization of some or all of the anticipated benefits from integrating Inamed’s operations with Allergan’s operations.

Antitrust authorities may attempt to delay or prevent Offeror’s acquisition of Inamed.
      Allergan made a premerger filing under the HSR Act with the FTC and Antitrust Division of the DOJ on November 15, 2005. On December 15, 2005, Allergan received a request for additional information and documentary material, referred to as a second request, from the FTC, pursuant to the HSR Act, in connection with the Offer and the Inamed Merger. The effect of the second request is to extend the waiting period imposed by the HSR Act until thirty days after Allergan has substantially complied with such request. Until the applicable waiting period under the HSR Act expires or is terminated, Offeror may not purchase any Inamed Shares. In addition, Allergan has determined that it is required to file notifications of the Offer and Inamed Merger with the antitrust authorities in Spain and Germany. Allergan filed the requisite notifications in Germany on December 8, 2005 and in Spain on December 9, 2005. Until the applicable waiting periods under the laws of Germany and Spain expire or are terminated by the authorities in those jurisdictions, Offeror may not purchase any Inamed Shares.
      In order to minimize any potential antitrust issues, Allergan will agree to immediately divest itself of the Reloxin Assets in connection with the Offer. Inamed and Ipsen have entered into a termination agreement pursuant to which, subject to the consummation of Allergan’s acquisition of Inamed and certain other conditions, all rights related to Ipsen’s Botulinum Toxin type A pharmaceutical product previously granted by Ipsen to Inamed would be returned to Ipsen, and all worldwide rights in the Reloxin® trademark would be assigned to Ipsen. However, Allergan cannot provide any assurance that the necessary approvals will be obtained or that there will not be any adverse consequences to the business of Allergan or Inamed resulting from conditions that could be imposed in connection with obtaining these approvals, including other divestitures or operating restrictions upon Inamed or the combined company. The Offer is conditioned upon the receipt of all required antitrust approvals or clearances for Allergan’s acquisition of Inamed, without Allergan, Inamed or any of Allergan’s subsidiaries being required to meet any condition or restriction that would be materially adverse to the combined company, other than the divestiture of the Reloxin Assets, and no court or other authority prohibiting the consummation of the Offer, the Inamed Merger or the Post-Closing Merger. Inamed stockholders should be aware that all required regulatory approvals may not be timely obtained and could result in a significant delay in the consummation of the Offer, the Inamed Merger or the Post-Closing Merger.

Inamed stockholders who receive Allergan common stock in the Offer will become Allergan stockholders. Allergan’s common stock may be affected by different factors and holders will have different rights than those as Inamed stockholders.
      Upon completion of the Offer, Inamed stockholders receiving shares of Allergan common stock will become stockholders of Allergan. Allergan’s business differs from that of Inamed, and Allergan’s results of operations and the trading price of Allergan common stock may be adversely affected by factors different from those that would affect Inamed’s results of operations and stock price.
      In addition, holders of shares of Allergan common stock will have different rights as stockholders than those rights they had as Inamed stockholders before the Offer or the Inamed Merger. For a detailed comparison of the rights of Allergan stockholders compared to the rights of Inamed stockholders, see “Comparison of Stockholders’ Rights.”

Inamed stockholders may not receive all consideration in the form elected.
      At the time Inamed stockholders tender their Inamed Shares and make an election, they will not know exactly what combination of cash and shares of Allergan common stock they will receive because it will also depend upon the elections made by other tendering stockholders. Each tendering Inamed stockholder will receive either cash, shares of Allergan common stock, or a combination of cash and shares of Allergan common stock, based upon their election and the elections of other tendering stockholders. To the extent that the demand for either cash or stock consideration exceeds the aggregate amount of cash or Allergan common stock available in the Offer, Offeror will prorate the total cash or stock, as the case may be, proportionally among the stockholders who elect the form of consideration for which elections exceed availability. Inamed stockholders who do not make an election will be allocated whatever consideration is remaining (or a proportionate share of each consideration if neither is oversubscribed), after taking into account the elections of tendering stockholders who make elections.

The receipt of shares of Allergan common stock in the Offer and/or the Inamed Merger may be taxable to Inamed stockholders.
      If the Offer, the Inamed Merger and the Post-Closing Merger are not treated as an integrated transaction for United States federal income tax purposes, if the Inamed Merger or the Post-Closing Merger is not completed, or if the transaction otherwise fails to qualify as a tax-free reorganization, the exchange of Inamed Shares for shares of Allergan common stock in the Offer and/or the Inamed Merger will be taxable to such stockholders for U.S. federal income tax purposes. In the opinion of Gibson, Dunn & Crutcher LLP, the Offer, the Inamed Merger and the Post-Closing Merger will be treated as an integrated transaction that qualifies as a tax-free reorganization under Section 368(a) of the Code. The opinion of Gibson, Dunn & Crutcher LLP assumes a number of factors that will not be definitively known prior to completion of the Offer, the Inamed Merger and the Post-Closing Merger. In addition, the opinion of Gibson, Dunn & Crutcher LLP will not be binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not challenge the conclusion set forth therein. For more information, see “The Offer— Material U.S. Federal Income Tax Consequences” and the opinion of Gibson, Dunn & Crutcher LLP attached as Annex C to this prospectus.
Inamed stockholders should consult their tax advisors to determine the specific tax consequences to them of the Offer, the Inamed Merger and the Post-Closing Merger, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.
Risks Factors Relating to the Business of Allergan and the Combined Company
      The results of operations of Allergan and the combined company will be subject to numerous risks affecting the business of Allergan and Inamed. Inamed and Allergan operate in a rapidly changing environment that involves a number of risks. The risks described below and other risks discussed elsewhere in this prospectus and Allergan’s SEC filings could materially and adversely affect the business, financial condition, prospects, operating results or cash flows of the combined company. For a discussion of additional risk factors that affect the business of Inamed, see the discussion “Risks and Uncertainties” in Inamed’s Form 10-Q for the quarter ended September 30, 2005 and Inamed’s other SEC filings.

Allergan’s indebtedness following the Offer will be greater than Allergan’s existing indebtedness, which may increase its vulnerability to adverse financial conditions.
      Allergan’s total indebtedness as of September 30, 2005 was approximately $701.6 million. Allergan’s pro forma total indebtedness as of September 30, 2005, after giving effect to the acquisition of 100% of the outstanding Inamed Shares will be approximately $1,746.6 million, as described in “Unaudited Pro Forma Combined Condensed Financial Statements.” Allergan’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.
      Allergan’s increased indebtedness could have important consequences to holders of Allergan common stock, including former Inamed stockholders who receive Allergan shares in the Offer. For example, it could:

•	make it more difficult for Allergan to pay its debts as they become due upon the occurrence of any adverse economic conditions, either generally or in its industry or geographic areas in which it operates, because any related decrease in revenues could cause Allergan to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit Allergan’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and, consequently, place Allergan at a competitive disadvantage to its competitors;

•	require a substantial portion of Allergan’s cash flows from operations be used to service debt, thereby reducing its ability to fund research and development, working capital, capital expenditures, acquisitions and other corporate purposes;

•	result in acceleration of the payment on Allergan’s existing debt or a downgrade in Allergan’s credit rating, which could limit Allergan’s ability to borrow additional funds or increase the interest rates and restrictions applicable to Allergan’s indebtedness; and

•	result in higher interest expense in the event of increases in interest rates, as some of Allergan’s borrowings are, and will continue to be, at variable rates of interest.
      There can be no assurance that Allergan will be able to pay all principal and interest payments when due under Allergan’s existing and proposed credit facilities, and the indenture governing Allergan’s currently outstanding notes. See “The Offer— Source and Amount of Funds.”

The terms of Allergan’s existing and proposed debt agreements impose many restrictions on Allergan. Failure to comply with these restrictions could result in acceleration of Allergan’s debt. Were this to occur, Allergan might not have, or be able to obtain, sufficient cash to pay its accelerated indebtedness.
      The operating and financial restrictions and covenants in Allergan’s existing and proposed debt agreements may adversely affect Allergan’s ability to finance future operations or capital needs or to engage in new business activities. Allergan’s existing and proposed debt agreements restrict, or are expected to restrict, Allergan’s ability to, among other things:

•	incur subsidiary debt;

•	incur liens;

•	engage in consolidations, mergers, and asset sales; and

•	engage in transactions with affiliates.
      In addition, Allergan’s existing and proposed debt agreements include, or are expected to include, financial covenants that Allergan maintain certain financial ratios. As a result of these covenants and ratios, Allergan will have certain limitations on the manner in which it can conduct its business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit Allergan’s ability to successfully operate its business. Failure to comply with the financial covenants or to maintain the financial ratios contained in the existing and proposed debt agreements could result in an event of default that could trigger acceleration of Allergan’s indebtedness. There can be no assurance that Allergan’s future operating results will be sufficient to ensure compliance with the covenants in its existing and proposed debt agreements or to remedy any such default. In addition, in the event of any default and related acceleration of obligations, Allergan may not have or be able to obtain sufficient funds to make any accelerated payments. See “The Offer— Source and Amount of Funds” and “Allergan’s Existing Debt Agreements.”

The pharmaceutical industry is a highly competitive business.
      The pharmaceutical industry is highly competitive. This competitive environment requires an ongoing, extensive search for technological innovation. It also requires, among other things, the ability to effectively develop, test, and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Many competitors of Allergan and Inamed have greater resources, enabling them, among other things, to spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry include industry consolidation, product quality and price, reputation, customer service and access to technical information. It is possible that developments by competitors could make the combined company’s products or technologies less competitive or obsolete. In addition, competition from generic drug manufacturers is a major challenge in the United States and is growing internationally. For instance, Falcon Pharmaceuticals, Ltd., an affiliate of Alcon Laboratories, Inc., is currently attempting to obtain FDA approval for and to launch a brimonidine product to compete with Allergan’s Alphagan® P product.
      Until December 2000, Botox® was the only neuromodulator approved by the FDA. At that time, the FDA approved Myobloc®, a neuromodulator formerly marketed by Elan Pharmaceuticals and now marketed by Solstice Neurosciences, Inc. Allergan believes that Beaufour Ipsen Ltd. intends to seek FDA approval for its Dysport® neuromodulator for certain therapeutic indications, and Inamed, Beaufour Ipsen’s marketing partner, intends to seek FDA approval for Reloxin® for cosmetic indications. Beaufour Ipsen has marketed Dysport® in Europe since 1991, prior to Allergan’s European commercialization of Botox® in 1992. In connection with the Offer, Allergan will agree to divest to a third party all of Inamed’s rights and interests in Beaufour Ipsen’s Reloxin® for therapeutic and cosmetic indications. Inamed has announced that it is currently conducting Phase III trials for the product; and in connection with the divestiture of the Reloxin Assets, Allergan will cooperate fully with any subsequent licensee to ensure such licensee is able to benefit from all studies and trials conducted by Inamed to obtain regulatory approval for Reloxin®. Also, Mentor Corporation has announced its intention to develop and seek regulatory approval to market a competing neuromodulator in the United States. In addition, Allergan is aware of competing neuromodulators currently being developed and commercialized in Asia, Europe, South America and other markets. A Chinese entity received approval to market a botulinum toxin in China in 1997, and Allergan believes that it has launched or is planning to launch its botulinum toxin product in other lightly regulated markets in Asia, South America and Central America. These lightly regulated markets may not require adherence to the FDA’s current Good Manufacturing Practices, or cGMPs, the European Medical Evaluation Agency or other regulatory agencies in countries that are members of the Organization for Economic Cooperation and Development, and companies operating in these markets may be able to produce products at a lower cost than can Allergan. In addition, Merz Pharmaceuticals received approval from German authorities for a botulinum toxin and launched its product in July 2005, and a Korean company is conducting Phase III clinical trials for a botulinum toxin in Korea. This product received exportation approval from Korean authorities in early 2005. Allergan’s sales of Botox® could be materially and negatively impacted by this competition or competition from other companies that might obtain FDA approval or approval from other regulatory authorities to market a neuromodulator.

Botox® Cosmetic is a consumer product; trends may change. Changes in the consumer marketplace and applicable laws and economic conditions may adversely affect sales or product margins of Botox® or Botox® Cosmetic.
      Botox® Cosmetic is a consumer product. If Allergan fails to anticipate, identify or to react to competitive products or if consumer preferences in the cosmetic marketplace shift to other treatments for the temporary improvement in the appearance of moderate to severe glabellar lines, Allergan may experience a decline in demand for Botox® Cosmetic. In addition, the popular media has at times in the past produced, and may continue in the future to produce, negative reports and entertainment regarding the efficacy, safety or side effects of Botox® Cosmetic. Consumer perceptions of Botox® Cosmetic may be negatively impacted by these reports and for other reasons, including the use of unapproved botulinum toxins that result in injury, which may cause demand to decline.
      Demand for Botox® Cosmetic also may be materially adversely affected by changing economic conditions. Generally, the costs of cosmetic procedures are borne by individuals without reimbursement from their medical insurance providers or government programs. Individuals may be less willing to incur the costs of these procedures in weak or uncertain economic environments, and demand for Botox® Cosmetic could be adversely affected.

      Because Botox® and Botox® Cosmetic are pharmaceutical products, Allergan does not generally collect or pay sales tax or other taxes on sales of Botox® or Botox® Cosmetic. Allergan could be required to collect and pay sales or other taxes associated with prior, current or future years on sales of Botox® or Botox® Cosmetic. In addition to any retroactive taxes and corresponding interest and penalties that could be assessed, if Allergan is required to collect or pay sales or other tax associated with current or future years on sales of Botox® or Botox® Cosmetic, its sales of, or product margins on, Botox® or Botox® Cosmetic could be adversely affected due to the increased cost associated with those products.

Allergan could experience difficulties creating the raw material needed to produce Botox® which would adversely affect sales.
      The manufacturing process to create the raw material necessary to produce Botox® is technically complex and requires significant lead-time. Any failure by Allergan to forecast demand for, or to maintain an adequate supply of, the raw material and finished product could result in an interruption in the supply of Botox® and a resulting decrease in sales of the product.

Allergan’s future success depends upon its ability to develop new products, and new indications for existing products, that achieve market acceptance.
      Allergan’s future performance will be affected by the market acceptance of products such as Lumigan®, Alphagan® P, Combigantm, Restasis®, Acular LS®, Zymar® and Botox®, as well as FDA approval of new indications for Botox®, and new products such as a Lumigan®/Timolol combination, Posurdex® and memantine. Allergan has allocated substantial resources to the development and introduction of new products and indications. For the business model of the combined company to be successful, new products must be continually developed, tested and manufactured and, in addition, must meet regulatory standards and receive requisite regulatory approvals in a timely manner. For instance, to obtain approval of new indications or products in the United States, a company must submit, among other information, the results of preclinical and clinical studies on the new indication or product candidate to the FDA. The number of preclinical and clinical studies that will be required for FDA approval varies depending on the new indication or product candidate, the disease or condition for which the new indication or product candidate is in development and the regulations applicable to that new indication or product candidate. If the FDA delays or does not approve of new indications for Allergan products or its new drug candidates, the price per share of Allergan common stock may be impacted upon the announcement of such delays or non-approvals. Allergan is also required to pass pre-approval reviews and plant inspections of its and its suppliers’ facilities to demonstrate compliance with the FDA’s cGMP regulations. Products that Allergan currently is developing or other future product candidates may or may not receive the regulatory approvals necessary for marketing. Furthermore, the development, regulatory review and approval, and commercialization processes are time consuming, costly and subject to numerous factors that may delay or prevent the development and commercialization of new products, including legal actions brought by its competitors. The FDA can delay, limit or deny approval of a new indication or product candidate for many reasons, including:

•	a determination that the new indication or product candidate is not safe and effective;

•	the FDA may interpret preclinical and clinical data in different ways than Allergan does;

•	the FDA may not approve a manufacturing process or facility; or

•	the FDA may change its approval policies or adopt new regulations.
      In connection with Allergan’s 2003 acquisitions of Bardeen Sciences Company, LLC and Oculex Pharmaceuticals, Inc., Allergan acquired the right to continue researching and developing certain compounds and products, for commercialization. It cannot be assured that these or any other compounds or products in development for commercialization will be able to be commercialized on terms that will be profitable, or at all. If any of Allergan’s products cannot be successfully or timely commercialized, its operating results could be materially adversely affected. Delays or unanticipated costs in any part of the process or the inability of Allergan to obtain timely regulatory approval for any products, including those attributable to, among other things, a failure to maintain manufacturing facilities in compliance with all applicable regulatory requirements, could cause its operating results to suffer and stock price to decrease. It cannot be assured that new products or indications will be successfully developed, will receive regulatory approval or will achieve market acceptance. Further, even if Allergan receives FDA and other regulatory approvals for a new indication or product, the product may later exhibit adverse effects that limit or prevent its widespread use or that force Allergan to withdraw the product from the market or to revise its labeling to limit the indications for which the product may be prescribed.

If Allergan is unable to obtain and maintain adequate patent protection for the technologies incorporated into its products, its business and results of operations could suffer.
      Patent protection is generally important in the pharmaceutical industry. Upon the expiration or loss of patent protection for a product, Allergan can lose a significant portion of sales of that product in a very short period of time as other companies manufacture generic forms of the previously protected product at lower cost, without having had to incur significant research and development costs in formulating the product. Therefore, Allergan’s future financial success may depend in part on obtaining patent protection for technologies incorporated into its products. It cannot be assured that such patents will be issued, or that any existing or future patents will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and it cannot be assured that any such patents will not be successfully challenged in the future. If Allergan is unsuccessful in obtaining or preserving patent protections, or if any of Allergan’s products rely on unpatented proprietary technology, there can be no assurance that others will not commercialize products substantially identical to those products. Generic drug manufacturers currently are challenging the patents covering certain Allergan products and it is expected that they will continue to do so in the future. Allergan’s business also relies on trade secrets and proprietary know-how that it seeks to protect, in part, through confidentiality agreements with third parties, including with partners, customers, employees and consultants. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that Allergan will not have adequate remedies for any such breach. It is also possible that Allergan’s trade secrets will become known or independently developed by its competitors.

Interruptions in the supply of raw materials could disrupt Allergan’s manufacturing and cause its sales and profitability to decline.
      Allergan obtains the specialty chemicals that are the active pharmaceutical ingredients in certain of its products from single sources, who must maintain compliance with the FDA’s cGMP regulations. If Allergan experiences difficulties acquiring sufficient quantities of these materials from its existing suppliers, or if suppliers are found to be non-compliant with the cGMPs, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers may be a lengthy and uncertain process. A lengthy interruption of the supply of one or more of these materials could adversely affect Allergan’s ability to manufacture and supply products, which could cause its sales and profitability to decline.

Importation of products from Canada and other countries into the United States may lower the prices Allergan receives for its products.
      In the United States, Allergan’s products are subject to competition from lower priced versions of its products and competing products from Canada, Mexico, and other countries where government price controls or other market dynamics result in lower prices. Allergan’s products that require a prescription in the United States often are available to consumers in these markets without a prescription, which may cause consumers to further seek out these products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, and other factors. Most of these foreign imports are illegal under current U.S. law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.
      In December 2003, Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. This law contains provisions that may change U.S. import laws and expand consumers’ ability to import lower priced versions of products of Allergan and its competitors from Canada, where there are government price controls. These changes to U.S. import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The former Secretary of Health and Human Services did not make such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make the certification in the future. As directed by Congress, a task force on drug importation recently conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted, and the current Secretary has not yet announced any plans to make the required certification. In addition, federal legislative proposals have been made to implement the changes to the U.S. import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the U.S. import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service and other government agencies. For example, state and local governments have suggested that they may import drugs from Canada for employees covered by state health plans or others, and some already have implemented such plans.
      The importation of foreign products adversely affects Allergan’s profitability in the United States. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

Allergan’s business will continue to expose it to risks of environmental liabilities.
      Allergan’s product development programs and manufacturing processes involve the controlled use of hazardous materials, chemicals and toxic compounds. These programs and processes expose Allergan to risks that an accidental contamination could lead to noncompliance with environmental laws, regulatory enforcement actions and claims for personal injury and property damage. If an accident occurs, or if Allergan discovers contamination caused by prior operations, including by prior owners and operators of properties acquired, it could be liable for cleanup obligations, damages and fines. The substantial unexpected costs that Allergan may incur could have a significant and adverse effect on Allergan’s business and results of operations.

Allergan may experience losses due to product liability claims, product recalls or corrections.
      The design, development, manufacture and sale of Allergan’s products involves an inherent risk of product liability or other claims by consumers and other third parties. Allergan has in the past been, and continues to be, subject to various product liability claims and lawsuits. In addition, it has in the past and may in the future recall or issue field corrections related to its products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. There can be no assurance that Allergan will not in the future experience material losses due to product liability claims, lawsuits, product recalls or corrections.
      Additionally, Allergan’s products may cause, or may appear to cause, serious adverse side effects or potentially dangerous drug interactions if misused or improperly prescribed. These events, among others, could result in additional regulatory controls, such as the performance by Allergan of costly post-approval clinical studies or revisions to approved labeling, which could limit the indications or patient population for its products or could even lead to the withdrawal of a product from the market. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to Allergan’s products, which may cause its sales to decline, even if Allergan’s products are ultimately determined not to have been the primary cause of the event.

Health care initiatives and other cost-containment pressures could cause Allergan to sell its products at lower prices, resulting in decreased revenue.
      Some of Allergan’s products are purchased or reimbursed by state and federal government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Third party payors increasingly challenge pharmaceutical product pricing. The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs, and various legislative proposals and enactments to reform healthcare and government insurance programs, including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, could significantly influence the manner in which pharmaceutical products are prescribed and purchased, which could result in lower prices and/or a reduction in demand for Allergan’s products.
      In a recent rule establishing a competitive acquisition program, beginning January 2006, physicians who administer drugs in their offices will be offered an option to acquire drugs covered under the Medicare Part B benefit from vendors who are selected in a competitive bidding process. Winning vendors would be selected based on criteria that include their bid price. Such cost containment measures and healthcare reforms could adversely affect Allergan’s ability to sell its products. Furthermore, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third party payors or other restrictions could negatively and materially impact Allergan’s revenues and financial condition. Allergan encounters similar regulatory and legislative issues in most countries outside the United States. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in the prescription drug and other healthcare programs. This can reduce demand for Allergan’s products or put pressure on its product pricing, which could negatively affect its revenues and profitability.

Allergan is subject to risks arising from currency exchange rates, which could increase its costs and may cause its profitability to decline.
      Allergan collects and pays a substantial portion of its sales and expenditures in currencies other than the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates affect its operating results. There can be no assurance that future exchange rate movements, inflation or other related factors will not have a material adverse effect on Allergan’s sales, gross profit or operating expenses.

Allergan is subject to risks associated with doing business internationally.
      Allergan’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include, among other things:

•	adverse changes in tariff and trade protection measures;

•	unexpected changes in foreign regulatory requirements;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	differing labor regulations;

•	changing economic conditions in countries where Allergan’s products are sold or manufactured or in other countries;

•	differing local product preferences and product requirements;

•	exchange rate risks;

•	restrictions on the repatriation of funds;

•	political unrest and hostilities;

•	differing degrees of protection for intellectual property; and

•	difficulties in coordinating and managing foreign operations.
      Any of these factors, or any other international factors, could have a material adverse effect on Allergan’s business, financial condition and results of operations. There can be no assurance that Allergan can successfully manage these risks or avoid their effects.

Allergan may be subject to intellectual property litigation and infringement claims, which could cause it to incur significant expenses and losses or prevent it from selling its products.
      Although Allergan has a corporate policy not to infringe the valid and enforceable patents of others, there can be no assurance that Allergan’s products will not infringe patents held by third parties. If Allergan or a third party discovers that Allergan may be infringing third party patents, licenses from those third parties may not be available on commercially attractive terms or at all. Allergan may have to defend, and has recently defended, against allegations that it violated patents or the proprietary rights of third parties. Litigation is costly and time-consuming, and diverts the attention of management and technical personnel. In addition, if Allergan infringes the intellectual property rights of others, it could lose its right to develop, manufacture or sell products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent Allergan from manufacturing or selling its products, which could harm its business, financial condition, prospects, results of operations and cash flows. See Item 1 of Part II of Allergan’s Form 10-Q for the quarter ended September 30, 2005, and Note 9 in the notes to the unaudited condensed consolidated financial statements contained therein for information concerning Allergan’s current intellectual property litigation.

The consolidation of drug wholesalers and other wholesaler actions could increase competitive and pricing pressures on pharmaceutical manufacturers, including Allergan.
      Allergan sells its pharmaceutical products primarily through wholesalers. These wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions. As a result, a smaller number of large wholesale distributors control a significant share of the market. Allergan expects that consolidation of drug wholesalers will increase competitive and pricing pressures on pharmaceutical manufacturers, including Allergan. In addition, wholesalers may apply pricing pressure through the implementation of fee-for-service arrangements, and their purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. There can be no assurance that Allergan can manage these pressures or that wholesaler purchases will not decrease as a result of this potential excess buying.

Allergan may acquire other companies in the future and these acquisitions could disrupt its business.
      As part of its business strategy, Allergan regularly considers and, as appropriate, makes acquisitions of technologies, products and businesses that it believes are complementary or additive to its business. As discussed above, acquisitions typically entail many risks and could result in difficulties in integrating the operations, personnel, technologies and products of the companies acquired, some of which may result in significant charges to earnings. If Allergan is unable to successfully integrate these acquisitions with its existing business, it may not obtain the advantages that the acquisitions were intended to create, which may materially adversely affect its business, results of operations, financial condition and cash flows, its ability to develop and introduce new products and the market price of its stock. In connection with acquisitions, Allergan could experience disruption in its business or employee base, or key employees of companies that it acquires may seek employment elsewhere, including with Allergan’s competitors. Furthermore, the products of companies Allergan acquires may overlap with its products or those of its customers, creating conflicts with existing relationships or with other commitments that are detrimental to the integrated businesses.

Compliance with the extensive government regulations to which Allergan is subject is expensive and time consuming, and may result in the delay or cancellation of product sales, introductions or modifications.
      Extensive industry regulation has had, and will continue to have, a significant impact on Allergan’s business, especially its product development and manufacturing capabilities. All pharmaceutical companies, including Allergan, are subject to extensive, complex, costly and evolving regulation by federal governmental authorities, principally by the FDA and the U.S. Drug Enforcement Administration, or DEA, and similar foreign and state government agencies. Failure to comply with the regulatory requirements of the FDA, DEA and other U.S. and foreign regulatory requirements may subject a company to administrative or judicially imposed sanctions, including, among others, a refusal to approve a pending application to market a new product or a new indication for an existing product. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the research, testing, manufacturing, packing, labeling, storing, record keeping, safety, effectiveness, approval, advertising, promotion, sale and distribution of Allergan’s products. Under certain of these regulations, Allergan is subject to periodic inspection of its facilities, production processes and control operations and/or the testing of its products by the FDA, the DEA and other authorities, to confirm that they are in compliance with all applicable regulations, including the FDA’s cGMP regulations. The FDA conducts pre-approval and post-approval reviews and plant inspections of Allergan and its suppliers to determine whether its record keeping, production processes and controls, personnel and quality control are in compliance with the cGMPs and other FDA regulations. Allergan is also required to perform extensive audits of its vendors, contract laboratories and suppliers to ensure that they are compliant with these requirements. In addition, in order to commercialize its products or new indications for an existing product, Allergan must demonstrate that the product or new indication is safe and effective, and that its and its suppliers’ manufacturing facilities are compliant with applicable regulations, to the satisfaction of the FDA and other regulatory agencies.
      The process for obtaining governmental approval to manufacture pharmaceutical products is rigorous, typically takes many years and is costly, and Allergan cannot predict the extent to which it may be affected by legislative and regulatory developments. Allergan is dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and shipping its products. Allergan may fail to obtain approval from the FDA or other governmental authorities for its product candidates, or experience delays in obtaining such approvals, due to varying interpretations of data or failure to satisfy rigorous efficacy, safety and manufacturing quality standards. Consequently, there is always a risk that the FDA or other applicable governmental authorities will not approve Allergan’s products, or will take post-approval action limiting or revoking Allergan’s ability to sell its products, or that the rate, timing and cost of such approvals will adversely affect Allergan’s product introduction plans, results of operations and stock price. Despite the time and expense exerted, regulatory approval is never guaranteed.
      Even after Allergan obtains regulatory approval for a product candidate or new indication, it is subject to extensive regulation, including ongoing compliance with the FDA’s cGMP regulations, completion of post-marketing clinical studies mandated by the FDA, and compliance with regulations relating to adverse event reporting, labeling, advertising, marketing and promotion. If Allergan or any third party that it involves in the testing, packing, manufacture, labeling, marketing and distribution of its products fails to comply with any such regulations, they may be subject to, among other things, warning letters, product seizures, recalls, fines or other civil penalties, injunctions, suspension or revocation of approvals, operating restrictions and criminal prosecution.
      The FDA recently has increased its enforcement activities related to the advertising and promotion of pharmaceutical and biological products. In particular, the FDA has expressed concern regarding the pharmaceutical industry’s compliance with the agency’s regulations governing direct-to-consumer advertising, and has increased its scrutiny of such promotional materials. The FDA may limit or, with respect to certain products, terminate Allergan’s dissemination of direct-to-consumer advertisements in the future, which could cause sales for those products to decline.
      Physicians may prescribe pharmaceutical or biologic products for uses that are not described in a product’s labeling or differ from those tested by Allergan and approved by the FDA. While such “off-label”

uses are common and the FDA does not regulate a physician’s choice of treatment, the FDA does restrict a manufacturer’s communications on the subject of off-label use. Companies cannot actively promote FDA-approved pharmaceutical or biologic products for off-label uses, but they may disseminate to physicians articles published in peer-reviewed journals. To the extent allowed by law, Allergan disseminates peer-reviewed articles on its products to targeted physicians. If, however, its promotional activities fail to comply with the FDA’s regulations or guidelines, it may be subject to warnings from, or enforcement action by, the FDA or another enforcement agency.

If Allergan markets products in a manner that violates health care fraud and abuse laws, it may be subject to civil or criminal penalties.
      Federal health care program anti-kickback statutes prohibit, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Although Allergan believes that it is in compliance, its practices may be determined to fail to meet all of the criteria for safe harbor protection from anti-kickback liability.
      Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Rebate Program.
      The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.
      Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of Allergan’s business activities could be subject to challenge under one or more of such laws. For example, Allergan and several other pharmaceutical companies are currently subject to suits by governmental entities in several jurisdictions, including Massachusetts, New York and Alabama alleging that Allergan and those other companies, through promotional, discounting, and pricing practices reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report best prices as required by federal and state rebate statutes, resulting in the plaintiffs overpaying for certain medications.

COMPARATIVE MARKET PRICE DATA
      Shares of Allergan common stock are listed on the New York Stock Exchange under the symbol “AGN” and Inamed Shares are traded on the NASDAQ National Market under the symbol “IMDC.”
      The following table sets out historical closing prices per share for Allergan shares and the Inamed Shares on November 14, 2005, the last full trading day before Allergan announced its proposal to acquire Inamed, and December 21, 2005, the most recent practicable date before the date of this prospectus. The implied value per Inamed Share of the common stock consideration in the Offer on each of the specified dates represents the closing sales price of a share of Allergan common stock on that date multiplied by the exchange ratio of 0.8498 per share. The implied value of the Medicis Merger per Inamed Share on November 14, 2005 represents $30.00, the cash component per Inamed Share in the Medicis Merger, plus the closing price of a share of Medicis common stock on November 14, 2005 multiplied by the Medicis Merger exchange ratio of 1.4205.

			Per Inamed Share

			Implied Value
			of Allergan Offer
	Allergan	Inamed				Implied Value
	Common Stock	Common Stock			Full	of Medicis-
	(NYSE)	(NASDAQ)	Cash	Stock	Proration	Inamed Merger

November 14, 2005	$98.85	$74.44	$84.00	$84.00	$84.00	$72.15
December 21, 2005	$107.31	$87.02	$84.00	$91.19	$87.95	N/A
      The market prices of shares of Allergan common stock and Inamed Shares will fluctuate prior to the expiration date of the Offer and thereafter, and may be different at the expiration date from the prices set forth above, and for Inamed stockholders tendering Inamed Shares in the Offer, at the time they receive cash or shares of Allergan common stock. Inamed stockholders are encouraged to obtain current market quotations prior to making any decision with respect to the Offer. See “The Offer—Effect of the Offer on the Market for Inamed Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that Inamed’s Shares will cease to be listed on the NASDAQ National Market.

COMPARATIVE PER SHARE DATA
(UNAUDITED)
      The following table reflects historical information about basic and diluted income per share, cash dividends per share, and book value per share for the nine month period ended September 30, 2005 and the year ended December 31, 2004, on a historical basis, and for Allergan and Inamed on an unaudited pro forma combined basis after giving effect to the Offer, the Inamed Merger and the Post-Closing Merger. The pro forma data of the combined company assumes the acquisition of 100% of the Inamed Shares by Allergan and was derived by combining the historical consolidated financial information of Allergan and Inamed as described elsewhere in this prospectus. The equivalent pro forma combined per share data for Allergan assumes that 45% of the Inamed Shares will be exchanged for cash and 55% of the Inamed Shares will be exchanged for shares of Allergan common stock. The actual percentage of cash and Allergan common stock an Inamed stockholder will receive depends upon such stockholder’s election and the elections made by other Inamed stockholders and any resulting proration. For a discussion of the assumptions and adjustments made in preparing the pro forma financial information presented in this prospectus, see “Unaudited Pro Forma Combined Condensed Financial Statements.”
      Inamed stockholders should read the information presented in the following table together with the historical financial statements of Allergan and Inamed and the related notes which are incorporated herein by reference, and the “Unaudited Pro Forma Combined Condensed Financial Statements” appearing elsewhere in this prospectus. The pro forma data is unaudited and for illustrative purposes only. Inamed stockholders should not rely on this information as being indicative of the historical results that would have been achieved during the periods presented had the companies always been combined or the future results that the combined company will achieve after the consummation of the Offer, the Inamed Merger and the Post-Closing Merger. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors” above.

	Nine Months Ended	Year Ended
Allergan	September 30, 2005	December 31, 2004

Historical data
per share of Allergan common stock
Net earnings:
Basic	$2.02	$2.87
Diluted	$1.98	$2.82
Book value	$10.18	$8.49
Cash dividends declared	$0.30	$0.36

Pro forma combined data
per share of Allergan common stock
Pro forma earnings:
Basic	$1.69	$2.34
Diluted	$1.66	$2.30
Pro forma book value	$19.96

	Nine Months Ended	Year Ended
Inamed	September 30, 2005	December 31, 2004

Historical data per Inamed Share
Net income:
Basic	$1.36	$1.77
Diluted	$1.34	$1.75
Book value	$13.72	$12.43

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLERGAN
      The following table summarizes selected historical consolidated financial data of Allergan for each of the five years ended December 31, 2004, and for each of the nine month periods ended September 30, 2005 and September 24, 2004 and was derived from Allergan’s unaudited condensed consolidated financial statements. The selected historical consolidated financial data for the five years ended December 31, 2004 was derived from Allergan’s audited consolidated financial statements. This information is only a summary. You should read it in conjunction with Allergan’s historical consolidated financial statements and related notes contained in the quarterly and annual reports and other information Allergan has filed with the Securities and Exchange Commission and incorporated by reference into this registration statement. The operating results for the nine month period ended September 30, 2005 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. Allergan’s management believes that its respective interim unaudited condensed consolidated financial statements reflect all adjustments necessary, consisting only of normal recurring accruals, for a fair presentation of the results for the interim periods presented. See “Where To Obtain More Information.”

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(in millions, except per share data)
Summary of Operations:
Product net sales	$2,045.6	$1,755.4	$1,385.0	$1,142.1	$992.1
Research service revenues (primarily from a related party through April 16, 2001)	—	16.0	40.3	60.3	62.9
Operating costs and expenses
Cost of product sales	386.7	320.3	221.7	198.1	197.7
Cost of research services	—	14.5	36.6	56.1	59.4
Selling, general and administrative	778.9	697.2	623.8	481.0	410.3
Research and development	345.6	763.5	233.1	227.5	165.7
Technology fees from related party	—	—	—	(0.7)	(3.1)
Legal settlement	—	—	118.7	—	—
Restructuring charge (reversal) and asset write-offs, net	7.0	(0.4)	62.4	(1.7)	0.2

Operating income (loss)	527.4	(23.7)	129.0	242.1	224.8
Non-operating income (loss)	4.7	(5.8)	(39.2)	18.2	10.8

Earnings (loss) from continuing operations before income taxes and minority interest	532.1	(29.5)	89.8	260.3	235.6
Earnings (loss) from continuing operations	377.1	(52.5)	64.0	171.2	165.9
Earnings from discontinued operations	—	—	11.2	54.9	49.2
Net earnings (loss)	$377.1	$(52.5)	$75.2	$224.9	$215.1
Basic earnings (loss) per share:
Continuing operations	$2.87	$(0.40)	$0.49	$1.30	$1.27
Discontinued operations	—	—	0.09	0.42	0.38
Diluted earnings (loss) per share:
Continuing operations	$2.82	$(0.40)	$0.49	$1.29	$1.24
Discontinued operations	—	—	0.08	0.40	0.37
Cash dividends per share	$0.36	$0.36	$0.36	$0.36	$0.32

	At December 31,

	2004	2003	2002	2001	2000

	(in millions)
Balance Sheet Data:
Current assets	$1,376.0	$928.2	$1,200.2	$1,114.8	$1,097.4
Working capital	916.4	544.8	796.6	710.4	752.1
Total assets	2,257.0	1,754.9	1,806.6	2,046.2	1,971.0
Long-term debt	570.1	573.3	526.4	444.8	484.3
Total stockholders’ equity	1,116.2	718.6	808.3	977.4	873.8

	Nine Months Ended

	September 30,	September 24,
	2005	2004

	(in millions, except
	per share data)
Summary of Operations:
Product Sales
Net sales	$1,724.3	$1,489.4
Cost of sales	304.3	282.9

Product gross margin	1,420.0	1,206.5
Operating costs and expenses
Selling, general and administrative	689.5	572.8
Research and development	283.5	257.6
Restructuring charge (reversal)	37.6	—

Operating income	409.4	376.1

Non-operating income (expense)
Interest income	23.0	6.8
Interest expense	(7.5)	(14.2)
Unrealized gain on derivative instruments, net	1.0	0.1
Gain on investments	0.8	—
Other, net	3.0	2.3

	20.3	(5.0)

Earnings before income taxes and minority interest	429.7	371.1
Provision for income taxes	163.2	105.8
Minority interest expense	2.7	0.7

Net earnings	$263.8	$264.6

Earnings per share:
Basic	$2.02	$2.02

Diluted	$1.98	$1.97

Cash dividends per share	$0.30	$0.27

At
September 30,
2005

(in millions)
Balance Sheet Data:
Current assets	$1,626.7
Working capital	1,027.3
Total assets	2,633.4
Long-term debt	575.6
Total stockholders’ equity	1,339.6

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INAMED
      The following table sets forth selected historical consolidated financial data of Inamed for each of the five years ended December 31, 2004 and for each of the nine month periods ended September 30, 2005 and 2004 and was derived from Inamed’s interim unaudited consolidated financial statements. The selected historical consolidated financial data for the five years ended December 31, 2004 was derived from Inamed’s audited consolidated financial statements. This information is only a summary. You should read it in conjunction with Inamed’s historical financial statements and related notes contained in the quarterly and annual reports and other information Inamed has filed with the Securities and Exchange Commission and incorporated by reference into this registration statement. The operating results for the nine month period ended September 30, 2005 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. The respective interim unaudited consolidated financial statements reflect all adjustments necessary, consisting only of normal recurring accruals, for a fair presentation of the results for the interim periods presented. See “Where To Obtain More Information.”

	Year Ended December 31,

	2004		2003	2002	2001	2000

	(in millions, except per share data)
Statements of Operations:
Net sales	$384.4		$332.6	$275.7	$238.1	$240.1
Cost of goods sold	97.9		92.8	77.6	67.2	66.4

Gross profit	286.5		239.8	198.1	170.9	173.7

Operating expenses:
Selling, general and administrative	179.7	(3)	141.8	126.7	96.6	102.3
Research and development	28.8		21.5	13.6	12.2	9.9
Restructuring charges	—		—	5.1	12.0	—
Amortization of intangible assets	5.0		4.0	4.9	11.3 (1)	9.3

Total operating expenses	213.5		167.3	150.3	132.1	121.5

Operating income	73.0		72.5	47.8	38.8	52.2

Other income (expense):
Net interest income (expense) and debt costs	0.5	(2)	(9.4)	(11.7)	(11.7)	(10.5)
Foreign currency transaction gains (losses)	0.1		(0.1)	0.3	(0.4)	2.6
Royalty income and other	4.7		4.2	5.8	5.0	7.0

Total other income (expense), net	5.3		(5.3)	(5.6)	(7.1)	(0.9)

Income before income tax expense	78.3		67.2	42.2	31.7	51.3
Income tax expense	15.2		14.2	9.3	10.7	14.3

Net income	$63.1		$53.0	$32.9	$21.0	$37.0

Net income per share of common stock
Basic	$1.77		$1.54	$1.04	$0.69	$1.21
Diluted	$1.75		$1.51	$1.00	$0.64	$1.07
Weighted average shares outstanding:
Basic	35.6		34.5	31.5	30.3	30.6
Diluted	36.0		35.2	32.9	32.6	34.5
      Note 1—In 2000 and 2001, Inamed recorded amortization on goodwill in accordance with APB Opinion No. 17. Beginning January 1, 2002, Inamed adopted Statement of Financial Accounting Standard (SFAS) No. 142 and ceased amortizing goodwill.
      Note 2—Interest expense decreased in 2004 due to Inamed’s debt refinancing and principal reduction in mid-2003. In addition, Inamed began investing its excess cash in short-term investments in 2004, which significantly increased its interest income.
      Note 3—Selling, general, and administrative includes a one-time legal settlement of $17.2 million with Ethicon Endo-Surgery, Inc. relating to a patent infringement case.

	At December 31,

	2004	2003	2002	2001	2000

	(in millions)
Balance Sheet Data:
Working capital	$190.9	$131.9	$81.4	$63.3	$50.8
Total assets	570.1	501.0	439.4	400.2	385.9
Total long-term debt and capital leases (incl. current portion)	22.5	32.5	83.7	121.0	98.6
Stockholders’ equity	446.3	351.5	232.7	174.4	167.7

	Nine Months Ended

	September 30,	September 30,
	2005	2004

	(in millions,
	except per share data)
Statements of Operations
Net sales	$325.1	$280.6
Cost of goods sold	90.3	77.7

Gross profit	234.8	202.9

Operating expenses:
Selling, general and administrative	137.6	130.2
Research and development	29.9	19.1
Restructuring charges	(0.7)	—
Amortization of intangible assets	4.0	3.7

Total operating expenses	170.8	153.0

Operating income	64.0	49.9
Other income (expense):
Net interest income and debt costs	1.7	0.4
Foreign currency transaction losses	(0.3)	—
Royalty income and other	2.8	3.5

Total other income, net	4.2	3.9
Income before income tax expense	68.2	53.8
Income tax expense	19.0	9.6

Net income	$49.2	$44.2

Net income per share of common stock:
Basic	$1.36	$1.25

Diluted	$1.34	$1.23

Weighted average shares outstanding:
Basic	36.2	35.5

Diluted	36.6	35.9

At
September 30,
2005

(in millions)
Balance Sheet Data:
Working capital	$249.5
Total assets	609.0
Total long-term debt (including current portion)	8.8
Total stockholders’ equity	499.5

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
      The following table sets forth selected pro forma combined financial data derived from:

•	the interim unaudited condensed consolidated financial statements of Allergan for the nine month period ended September 30, 2005 and the audited consolidated financial statements of Allergan for the fiscal year ended December 31, 2004; and

•	the interim unaudited consolidated financial statements of Inamed for the nine month period ended September 30, 2005 and the audited consolidated financial statements of Inamed for the fiscal year ended December 31, 2004, all of which are incorporated by reference into this prospectus. The following pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the consummation of the Offer, the Inamed Merger and the Post-Closing Merger taken place on the dates indicated or the future operations of the combined company.
      The following table was prepared only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Allergan and Inamed might have looked like had the Offer, the Inamed Merger and the Post-Closing Merger taken place at an earlier date. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus, see “Unaudited Pro Forma Combined Condensed Financial Statements.” You can find more information about the Offer in “The Offer.”
      The following unaudited pro forma financial information should be read in conjunction with:

•	the Unaudited Pro Forma Combined Condensed Financial Statements and the accompanying notes in the section captioned “Unaudited Pro Forma Combined Condensed Financial Statements;”

•	the financial statements of Allergan for the year ended December 31, 2004 and for the nine month period ended September 30, 2005 and the notes relating thereto, which are incorporated by reference into this prospectus; and

•	the financial statements of Inamed for the fiscal year ended December 31, 2004 and for the nine month period ended September 30, 2005 and the notes relating thereto, which are incorporated by reference into this prospectus.

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2005	2004

	(in millions,
	except per share amounts)
Pro Forma Statements of Earnings Data:
Net sales	$2,049.4	$2,430.0
Operating income	432.1	531.1
Net earnings	251.2	349.0
Net earnings per share of common stock:
Basic	$1.69	$2.34
Diluted	$1.66	$2.30

At
September 30,
2005

(in millions)
Pro Forma Balance Sheet Data:
Current assets	$1,437.2
Working capital	754.4
Total assets	5,464.2
Long-term debt	1,620.6
Total stockholders’ equity	2,984.2

RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth Allergan’s historical ratio of earnings to fixed charges for the last five fiscal years and the nine month period ended September 30, 2005 and pro forma combined ratio of earnings to fixed charges for the year ended December 31, 2004 and for the nine month period ended September 30, 2005. For the purposes of these ratios, “earnings” represents earnings before provision for income taxes and minority interest and fixed charges, and “fixed charges” consist of interest expense, and a share of rent expense which is deemed to be representative of an interest factor.

	Historical												Pro Forma Combined

											Nine Months				Nine Months
	Fiscal Year										Ended		Year Ended		Ended
											September 30,		December 31,		September 30,
	2000		2001		2002		2003		2004		2005		2004		2005

Ratio of earnings to fixed charges	12.0	x	11.7	x	4.8	x (1)	n/a	(2)	20.6	x	31.7	x	6.6	x	8.0	x

(1)	The determination of earnings within this ratio includes the following expenses incurred by Allergan during the year ended December 31, 2002: a $63.5 million charge for restructuring costs and asset write-offs, substantially all of which related to Allergan’s spin-off of Advanced Medical Optics, Inc., or AMO, which occurred on June 29, 2002; $42.5 million of duplicate operating expenses during 2002 that were associated with the spin-off of AMO; and a litigation settlement charge of $118.7 million during 2002.

(2)	In 2003, earnings were not sufficient to cover fixed charges by $29.5 million. The determination of earnings in 2003 includes charges totaling $458.0 million related to acquired in-process research and development assets associated with the 2003 purchases of Oculex Pharmaceuticals, Inc. and Bardeen Sciences Company, LLC.

THE COMPANIES
Allergan
      Allergan is a technology-driven, global health care company that develops and commercializes specialty pharmaceutical products for the ophthalmic, neurological, dermatological and other specialty markets. It is a pioneer in specialty pharmaceutical research, targeting products and technologies related to specific disease areas such as glaucoma, retinal disease, dry eye, psoriasis, acne and movement disorders. Additionally, Allergan develops and markets aesthetic-related pharmaceuticals and over-the-counter products. Within these areas, Allergan is an innovative leader in therapeutic and over-the-counter products that are sold in more than 100 countries. It is also focusing research and development efforts on new therapeutic areas, including gastroenterology, neuropathic pain, genitourinary diseases, medical dermatology and medical aesthetics. Allergan markets the following product lines:

•	Eye Care Pharmaceutical Product Line. Allergan develops, manufactures and markets a broad range of prescription and non-prescription products designed to treat diseases and disorders of the eye, including glaucoma, dry eye, inflammation, infection and allergy.

•	Neuromodulator. Allergan’s neuromodulator product, Botox® (Botulinum Toxin Type A), is used for a wide variety of treatments which continue to expand. Botox® is accepted in many global regions as the standard therapy for indications ranging from therapeutic neuromuscular disorders and related pain to cosmetic facial aesthetics.

•	Skin Care Product Line. Allergan’s skin care product line focuses on the high growth, high margin segments of the acne and psoriasis markets, particularly in the United States and Canada.
      Allergan is headquartered in Irvine, California. Its principal markets are the United States, Europe, Latin America and Asia Pacific.
      Allergan was originally incorporated in California in 1948 and became known as Allergan Corporation in 1950. In 1977, it reincorporated in Delaware. In 1980, it was acquired by SmithKline Beecham plc (then known as SmithKline Corporation). From 1980 through 1989, it operated as a wholly-owned subsidiary of SmithKline and in 1989 it again became a stand-alone public company through a spin-off distribution by SmithKline.
      The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Allergan and Offeror and certain other information is set forth on Annex B to this prospectus. During the last five years, neither Allergan nor Offeror, nor to the best knowledge of Allergan and Offeror, any of the persons listed on Annex B of this prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Offeror
      Offeror, a Delaware corporation, is a wholly owned subsidiary of Allergan. Offeror is newly formed, and was organized for the purpose of making the Offer and consummating the Inamed Merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Offer and the Inamed Merger.

Inamed
      Inamed is a global healthcare company that develops, manufactures, and markets a diverse line of products that enhance the quality of people’s lives. It has three principal product lines:

•	Breast Aesthetics. Inamed’s breast aesthetics consists primarily of breast implants and tissue expanders for use in plastic and reconstructive surgery.

•	Facial Aesthetics. Inamed’s facial aesthetics product line consists primarily of collagen and hyaluronic acid-based dermal fillers for use in facial rejuvenation.

•	Obesity Intervention. Inamed’s BioEnterics® LAP-BAND® system is designed to treat severe and morbid obesity, and its BioEnterics® Intragastric Balloon (BIB®) System is designed to treat obesity.
      Inamed’s manufacturing locations are in California, Costa Rica, and Ireland, and its administrative support functions are principally in California and Ireland.

REASONS FOR THE OFFER
      Allergan believes that the proposed acquisition of Inamed by Offeror and Allergan will produce the following benefits:

•	Increased Market Presence and Opportunities. The combination of Allergan and Inamed would increase the combined company’s market presence and opportunities for growth in sales, earnings and stockholder returns.

•	Enhanced Product Mix. The complementary nature of Allergan’s products with those of Inamed will benefit current patients and customers of both companies and provide the combined company with the ability to access new patients and customers.

•	Operating Efficiencies. The combination of Allergan and Inamed provides the opportunity for potential economies of scale and cost savings.

•	Combination of Significant Management Talent. The transaction will afford the opportunity to combine the skills of two well-regarded management teams.

•	Employee Opportunities. Employees of both companies will benefit from the greater resources and opportunities that come from being part of a larger organization.
      Allergan believes that combining Allergan and Inamed will provide significant beneficial long-term growth prospects, which will increase stockholder value. The shares of Allergan common stock to be issued to Inamed stockholders who receive shares in the Offer will allow those former Inamed stockholders to participate in the growth and opportunities of the combined company.

BACKGROUND OF THE OFFER
Allergan Proposal
      As part of the continuous evaluation of its businesses and the industry in which it competes, Allergan regularly considers a variety of strategic options and transactions that complement its strategic focus or provide growth opportunities in its current markets. Recently, Allergan has consulted with its financial advisers and reviewed various strategic alternatives that provide opportunities for growth in the aesthetics market, including the proposed Offer and Inamed Merger.
      On November 14, 2005, Allergan sent a letter to Inamed setting forth a proposal for a business combination between Inamed and Allergan. On November 15, 2005, Allergan issued a press release, which attached a copy of the letter.
The full text of the Allergan letter is as follows:
      November 14, 2005

Mr. Nicholas L. Teti
Chairman, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, CA 93111

Dear Mr. Teti:

We are pleased to submit a proposal to acquire Inamed in a transaction that will provide your stockholders substantially greater value than your pending merger with Medicis.

We are proposing to acquire all of Inamed’s outstanding shares in a transaction providing Inamed stockholders with a per share consideration of $84.00 in cash or 0.8498 of a share of Allergan common stock. We will provide the opportunity for each Inamed stockholder to elect whether to receive the consideration in cash or common stock of Allergan, subject to the limitation that the total value of the consideration payable will be $1.45 billion in cash and 17.9 million shares of Allergan.

Our proposal is clearly superior to Medicis’, both financially and strategically:

(i)	It will provide the immediate opportunity for your stockholders to realize substantially greater value for their shares—a 12% premium over the initial Medicis offer and a 16% premium over the currently implied Medicis offer.
(ii)	It offers greater certainty of value for Inamed’s stockholders as it includes 26% more cash and shares that are more liquid.
(iii)	It offers closure at least as fast as or faster than the Medicis transaction.
(iv)	Your stockholders will have the opportunity to realize greater long-term value as a result of the truly unique attributes of an Allergan-Inamed combination, which will create a global leader in medical aesthetics, creating value for both companies’ stockholders, employees, patients and customers.

This transaction also will result in the combination of two strong companies and will afford the opportunity to mutually enhance our skills. We have great respect for Inamed and are confident that we will be able to integrate the two companies to build a stronger, more efficient company. Additionally, employees of both companies will benefit from the greater resources and opportunities that come from being part of a larger organization.

We are aware that Medicis’ proposed merger with Inamed has prompted a lengthy and still-ongoing antitrust investigation by the Federal Trade Commission, which could continue to cause substantial delays in the completion of that transaction. Allergan does not envision any such problems with its proposed acquisition of Inamed. We are confident that there will be no material delay in the transaction we are proposing on account of Federal Trade Commission review. In order to minimize any potential antitrust issues, Allergan will agree to an immediate divestiture of Inamed’s license to Reloxin®. And if and to the extent needed, Allergan will seek cooperation from Beaufour Ipsen Ltd. in this regard. Allergan will also cooperate fully with any subsequent licensee of Reloxin® to ensure that the new licensee is able to benefit from studies or other work that Inamed has done in an effort to obtain regulatory approvals from the U.S. Food and Drug Administration or other regulatory agencies. We have been advised by counsel that, in contrast to Inamed’s proposed merger with Medicis, an acquisition of Inamed by Allergan, with an agreed upon divestiture of any rights to Reloxin®, should not result in any prolonged investigation by U.S. or foreign antitrust authorities. However, to ensure that all necessary antitrust approvals are obtained as expeditiously as possible, Allergan intends to file its Hart-Scott-Rodino pre-merger notification no later than November 15, 2005, and any additional foreign filings that may be required will be made promptly thereafter.

Our proposal represents a “Company Superior Proposal” that clearly meets the standards set forth in Section 8.03 of the existing merger agreement. It offers greater value to Inamed stockholders and has greater certainty of completion than the pending merger. We can comfortably fund the cash portion of the consideration through a combination of cash on hand and permanent financing and have sufficient authorized and unissued shares for the acquisition. Further, no vote of Allergan stockholders will be required for the issuance of Allergan’s stock in the transaction. As a result, our transaction can be completed in a timely manner with a goal of closing the acquisition in January 2006 and involves no delay in comparison with the proposed merger with Medicis.

Our proposal is subject to the execution of a mutually acceptable definitive agreement and the satisfactory completion of limited due diligence to confirm (i) that there are no material undisclosed adverse facts or developments concerning Inamed or it products or pipeline (including, but not limited to, material facts regarding the development and regulatory approval process and timeline for Juvéderm® in the United States) that have not been publicly disclosed; and (ii) that neither Inamed’s license from Corneal Group for the rights to develop, distribute and market the Juvéderm® dermal fillers nor the “approvable letter” from the Food and Drug Administration announced September 21, 2005 for certain breast implants (nor any correspondence relating thereto) contain any terms and conditions not publicly disclosed that would materially adversely affect the value of Inamed’s acquisition to Allergan and its stockholders. We, our legal advisor, Gibson, Dunn & Crutcher, and our financial advisor, Morgan Stanley, are ready to proceed with the due diligence review immediately, and Allergan’s executed confidentiality agreement is enclosed herewith. We are prepared to enter into a merger agreement consistent with the terms set forth herein and otherwise substantially the same as your existing merger agreement with Medicis. Of course, we are prepared to afford you and your representatives access to non-public information concerning Allergan for the purpose of your due diligence review.

The Allergan Board supports the combination of our companies. We trust you and Inamed’s other directors will respond immediately and positively to our proposal. We look forward to working with you to achieve what will be a compelling transaction for the stockholders, customers, partners and employees of our two companies.

Very truly yours,

/s/ David E.I. Pyott

David E.I. Pyott
Chairman of the Board, President and
Chief Executive Officer

cc:	Board of Directors

Inamed Corporation

On November 16, 2005, Inamed announced that its Board of Directors, after conferring with the company’s legal and financial advisors, had determined that the Allergan proposal is reasonably likely to result in a “Company Superior Proposal” as the term was used in the Medicis merger agreement, and directed Inamed’s management to evaluate the Allergan proposal. Following the execution of a mutual confidentiality agreement between Allergan and Inamed, a meeting was held November 18, 2005 between representatives of the two companies to discuss the proposed transaction and procedures for the exchange of non-public information for due diligence purposes. The two companies began making arrangements for the exchange of information promptly thereafter.
      On November 22, 2005, the companies and their representatives commenced mutual due diligence and on December 1, 2005, a meeting was held between representatives of the two companies to present to each other an overview of each of the companies.
      Beginning the week of November 27, 2005, the companies and their representatives commenced negotiating certain revised terms and conditions to the offer and merger pursuant to which Allergan would acquire Inamed. On December 5, 2005, the filing deadline for Inamed’s Solicitation/ Recommendation Statement on Schedule 14D-9, the companies had not completed their negotiation of the revised terms and conditions, and thus the Inamed board of directors voted unanimously to recommend that the Inamed stockholders reject the Offer. However, on December 5, 2005, the companies continued to actively negotiate the terms and conditions of a definitive agreement.
      On December 6, 2005, the companies reached agreement on the terms of the Allergan Merger Agreement, and Allergan executed and delivered to Inamed an irrevocable offer letter accompanied by an executed copy of the definitive Allergan Merger Agreement. Under the terms of the Medicis merger agreement, prior to the termination of the Medicis merger agreement, Inamed could not enter into the Allergan Merger Agreement. However, Allergan’s irrevocable offer letter provided that Inamed could accept the offer set forth in the offer letter at any time after the Medicis merger agreement was terminated and after receipt of notice from Allergan that the conditions to the irrevocable offer had been met. Unless previously accepted by Inamed in a manner that did not constitute a breach of the Medicis merger agreement, the irrevocable offer by its terms would automatically expire and be of no further force and effect upon the occurrence of any of the events specified in the irrevocable offer letter.
      The text of the irrevocable offer letter is as follows:

December 5, 2005

Mr. Nicholas L. Teti
Chairman, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, CA 93111
Dear Mr. Teti:

We are pleased to provide you with the attached Agreement and Plan of Merger (the “Merger Agreement”) among Allergan, Inc. (“Allergan”), Banner Acquisition, Inc. (“Merger Sub”) and Inamed Corporation (“Inamed”) executed by Allergan and Merger Sub. The execution and delivery of the Merger Agreement by Allergan and Merger Sub in conjunction with this letter constitutes a binding irrevocable offer (subject only to the terms and conditions set forth herein) by Allergan and Merger Sub to Inamed to enter into the Merger Agreement, and to conduct an exchange offer by Merger Sub for all of the shares of Inamed common stock on the terms and conditions set forth in the Merger Agreement (the “Offer”) and promptly thereafter to consummate the second step merger contemplated thereby (the “Merger”). Inamed can accept this irrevocable offer at any time, after receipt of notice from Allergan that the conditions to this irrevocable offer set forth below have been met, by executing the Merger Agreement and returning the executed copy to me prior to the expiration thereof as set forth in this letter.

This irrevocable offer is subject solely to the following conditions:

(1) Allergan shall be satisfied with the results of its limited due diligence investigation of Juvéderm®, which will be conducted solely to confirm that there are no material undisclosed adverse facts or developments, including, but not limited to, material facts regarding the development and regulatory approval process and timeline for Juvéderm® in the United States, and

(2) Allergan shall be reasonably satisfied that there are no material facts or circumstances contained in Inamed schedules to the Merger Agreement that have not been disclosed to Allergan prior to the date hereof.

If, in Allergan’s reasonable judgment, the foregoing conditions are not met, this irrevocable offer may not be accepted by Inamed, and shall automatically expire and be of no further force or effect. After expiration of this irrevocable offer, Allergan and Merger Sub shall have no further liability or obligation to Inamed, notwithstanding the execution and delivery of the Merger Agreement or this letter.

In addition, unless previously accepted by Inamed, in a manner that does not constitute a breach of the Medicis merger agreement, this irrevocable offer shall automatically expire and be of no further force and effect on the earliest to occur of the following events:

(1) At 5:00 pm. Pacific Standard Time on December 6, 2005, unless at or prior to such time Inamed:

•	has determined that the Offer constitutes a Company Superior Proposal within the meaning of the Medicis merger agreement;

•	has determined in good faith, after consultation with outside legal counsel, that failure to (i) withdraw the recommendation of the Medicis merger agreement, and (ii) approve and recommend the Offer, would reasonably be likely to constitute a violation of its fiduciary duties under applicable law; and

•	has delivered written notice of such determinations to Medicis.

If Inamed timely takes these actions, then within five business days after delivery of the written notice to Medicis referenced in the third bullet above, Allergan and Merger Sub, as applicable, shall amend the registration statement on Form S-4 and the Schedule TO relating to Merger Sub’s exchange offer for of the outstanding shares of Inamed common stock commenced on November 21, 2005, to disclose the terms of this irrevocable offer and to state that the terms and conditions of such exchange offer will be amended to conform to the terms and conditions of the Offer upon acceptance of this irrevocable offer by Inamed in accordance with the terms and conditions set forth herein and Inamed’s execution and delivery of the Merger Agreement.

(2) At 5:00 pm. Pacific Standard Time on December 13, 2005, unless on or prior to such time, Inamed has:

•	publicly withdrawn its recommendation of the Medicis merger agreement,

•	approved and publicly recommended the Offer; and

•	amended its Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to Merger Sub’s exchange offer for all of the outstanding shares of Inamed common stock commenced on November 21, 2005 (the “14D-9”) to reflect the foregoing.

(3) 48 hours following termination of the Medicis merger agreement if:

•	Inamed has failed to provide, prior to such time, (A) all information requested by Allergan to enable Allergan to complete its limited due diligence investigation concerning Juvederm described above, and (B) Inamed’s definitive disclosure schedules to the Merger Agreement, or

•	the Inamed board of directors has failed, prior to such time, to (A) approve the Merger Agreement and authorize the officers of Inamed to execute the Merger Agreement upon receipt of notice from Allergan that Allergan is satisfied that the conditions set forth above have been met, (B) approve the Offer and the Merger such that Section 203 of the Delaware General Corporation Law shall not apply to such transactions and approve the amendment of the Inamed stockholder rights agreement to provide that the stockholder rights agreement shall not apply to the Offer and the Merger, and (C) provided copies of such authorizations to Allergan (which authorizations shall be satisfactory to Allergan in its reasonable judgment).

(4) 24 hours following delivery by Allergan of written notice to Inamed that Allergan is satisfied with its limited due diligence investigation of Juvederm and Inamed’s definitive disclosure schedules to the Merger Agreement, each as described above, unless Inamed has executed and delivered to Allergan the Merger Agreement.

(5) At 5:00 p.m. Pacific Standard Time on December 31, 2005.

We believe we have addressed all of the concerns we understood the Board of Directors of Inamed had with the terms of the exchange offer commenced by Merger Sub on November 21, 2005.

We look forward to hearing from you with regard to your determination.

Very truly yours,

/s/ Douglas S. Ingram

Douglas S. Ingram
Executive Vice President,
General Counsel and Secretary
      The terms and conditions of the Allergan Merger Agreement attached to the irrevocable offer letter are described below under “Allergan Merger Agreement,” and a copy of the Allergan Merger Agreement is attached as Annex A hereto.
      After receipt of the irrevocable offer letter and the Allergan Merger Agreement executed by Allergan, Inamed issued a press release on December 6, 2005 and filed an amendment to its Schedule 14D-9, announcing that its board of directors has determined that the Allergan Merger Agreement and the offer set forth therein are fair to Inamed’s stockholders and constitute a “Company Superior Proposal” (as such term was defined in the Medicis merger agreement) when compared to the Medicis merger agreement.
Termination of the Medicis Merger Agreement
      As noted above, on December 13, 2005, Inamed and Medicis each announced the termination of the Medicis merger agreement pursuant to a Merger Termination Agreement, which agreement provided that the Medicis merger agreement would be terminated effective upon the execution of the Merger Termination Agreement and Medicis’ receipt from Inamed of a termination fee of $90,000,000 and reimbursement of $481,985 with respect to certain Medicis expenses. The Merger Termination Agreement also provides for a mutual release of certain claims in connection with the termination of the Medicis merger agreement.
      According to public filings made by Inamed and Medicis with the SEC on December 13, 2005, the termination fee and expense reimbursement payments were paid in full by Inamed on December 13, 2005 and the Medicis merger agreement was terminated in its entirety at such time. In connection with such termination, Inamed announced the cancellation of the special meeting of Inamed stockholders scheduled for December 19, 2005.

Recommendation of the Inamed Board
      On December 13, 2005, Inamed filed an amendment to its Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the SEC on December 5, 2005 and subsequently amended. That amendment disclosed that on December 13, 2005 Inamed’s board of directors determined that the terms of the exchange offer set forth in the Allergan Merger Agreement and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Inamed stockholders, and resolved to recommend that the Inamed stockholders tender their Inamed Shares pursuant to the Offer upon Inamed’s execution of the Allergan Merger Agreement and the amendment of the Offer to conform to the terms of the exchange offer set forth in the Allergan Merger Agreement.
      At meetings held on December 13 and 14, 2005, Inamed’s board of directors:

•	formally and unanimously approved and adopted the terms of the Allergan Merger Agreement;

•	approved the Offer, the Inamed Merger and the Post-Closing Merger such that Section 203 of the Delaware General Corporation Law would not apply to such transactions;

•	approved the amendment of Inamed’s stockholder rights agreement to provide that the execution of the Allergan Merger Agreement and the consummation of the transactions contemplated by the Allergan Merger Agreement would not trigger the rights plan; and

•	resolved to recommend that Inamed Shareholders tender their shares pursuant to the offer contemplated by the Allergan Merger Agreement.

Execution of the Allergan Merger Agreement
      On December 20, 2005, Allergan provided written notice to Inamed pursuant to the irrevocable offer letter that Allergan was satisfied with its limited due diligence review of the Juvederm® information provided by Inamed and is satisfied with the Inamed disclosure schedules to the Allergan Merger Agreement. Promptly following the receipt of such written notice, Inamed executed and delivered the Allergan Merger Agreement to Allergan.

ALLERGAN MERGER AGREEMENT
      The following summary describes certain material provisions of the definitive merger agreement entered into by Allergan, Offeror and Inamed, a copy of which is attached as Annex A hereto and incorporated herein by reference. This summary may not contain all of the information about the Allergan Merger Agreement that is important to Inamed stockholders, and Inamed stockholders are encouraged to read the Allergan Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Allergan Merger Agreement, and not this summary.
The Offer
      The Allergan Merger Agreement provides for the making of the Offer. Under the Allergan Merger Agreement, the obligation of Offeror to accept for exchange and to exchange Inamed Shares for cash and shares of Allergan common stock tendered pursuant to the Offer is subject to the satisfaction of certain conditions. These conditions are described under “The Offer — Conditions of the Offer” below.
      Under the Allergan Merger Agreement, Offeror:

•	shall extend the Offer from time to time in increments of no more than 10 business days each, if at the initial or any subsequent scheduled expiration date any of the conditions of the Offer have not been satisfied or waived;

•	shall extend the Offer for any period required by any rule, regulation or interpretation of the SEC applicable to the Offer; and

•	may extend the Offer one time for up to five business days if less than 90% of the Inamed Shares on a fully diluted basis have not been validly tendered at the scheduled expiration date.

The Inamed Merger
      The Allergan Merger Agreement provides for the merger of Offeror with and into Inamed. As a result of the Inamed Merger, Offeror will cease to exist and Inamed will continue as the corporation surviving the Inamed Merger. After the Inamed Merger, the Surviving Corporation will be a wholly owned subsidiary of Allergan and the former Inamed stockholders will not have any equity ownership interest in the Surviving Corporation.
The Post-Closing Merger
      As promptly as practicable after the Inamed Merger, Allergan intends to cause the Surviving Corporation to merge with and into a wholly owned limited liability company subsidiary of Allergan. Immediately before the Post-Closing Merger, Allergan will be the sole stockholder of the Surviving Corporation, and none of the former Inamed stockholders will have any economic interest in, or approval or other rights with respect to, the Post-Closing Merger.
Completion and Effectiveness of the Inamed Merger
      The closing of the Inamed Merger will occur on the second business day after all of the conditions to completion of the Inamed Merger contained in the Allergan Merger Agreement, including the condition that the Offer shall have been completed, are satisfied or waived, unless the parties agree otherwise in writing (see “—Conditions to Completion of the Merger” below). The Inamed Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.
Merger Consideration

General
      Upon completion of the Inamed Merger, each Inamed Share outstanding immediately prior to the effective time of the Inamed Merger will be cancelled and extinguished and converted into the right to receive, at the election of the holder (a) $84.00 in cash, without interest, or (b) 0.8498 of a share of Allergan common stock (including the associated preferred stock purchase rights), in each case subject to proration. This consideration will be paid upon surrender of the stock certificate formerly representing the cancelled Inamed Shares in the manner provided in the Allergan Merger Agreement. Any holder of Inamed Shares who has not submitted a letter of election and transmittal within 30 days after the letters of election and transmittal are sent to former Inamed stockholders, will be deemed to have made no election. Inamed Shares held by stockholders who validly exercise and perfect appraisal rights will be subject to appraisal in accordance with Delaware law as described further below under “—Appraisal Rights.”
      The maximum aggregate amount of cash payable pursuant to the Inamed Merger will be:

•	$84.00 multiplied by 45% of the total number of Inamed Shares canceled pursuant to the Inamed Merger, minus the cash value of any shares held by Inamed stockholders who validly exercise appraisal rights (this amount is sometimes referred to as the “maximum cash merger consideration”).
      The maximum aggregate number of shares of Allergan common stock payable pursuant to the Inamed Merger shall be:

•	0.8498 of a share of Allergan common stock multiplied by 55% of the total number of Inamed Shares canceled pursuant to the Inamed Merger (this amount is sometimes referred to as the “maximum stock merger consideration”).
      The stock merger consideration, together with the cash merger consideration, is sometimes referred to in this prospectus as the “merger consideration.” The percentages of cash and stock consideration issued pursuant to the Inamed Merger also may be subject to adjustments to the extent necessary to protect the treatment of the Offer, the Inamed Merger and the Post-Closing Merger, collectively, as a reorganization under Section 368(a) of the Code, as provided in the Allergan Merger Agreement.
      Upon completion of the Inamed Merger, each Inamed Share held by Allergan or any direct or indirect wholly-owned subsidiaries of Allergan, including Offeror, immediately prior to the Inamed Merger will be automatically cancelled and extinguished, without consideration.

Appraisal Rights
      Although Inamed Stockholders do not have appraisal rights in connection with the Offer, Inamed Shares held by Inamed stockholders who properly demand payment for such shares in compliance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, but instead will be converted into the right to receive such consideration as may be determined to be due to such stockholder pursuant to Section 262 of the DGCL. However, if any Inamed stockholder fails to perfect or otherwise waives, withdraws or loses the right to receive payment under Section 262, then that Inamed stockholder will not be paid in accordance with Section 262 and the Inamed Shares held by that Inamed stockholder will be exchangeable solely for the right to receive the merger consideration as set forth in the Allergan Merger Agreement.
Exchange of Inamed Stock Certificates for the Merger Consideration
      Allergan has retained Wells Fargo Bank, N.A. as the depositary and exchange agent for the Inamed Merger to handle the exchange of Inamed Shares for the merger consideration. Wells Fargo also will effect any sales of fractional shares in the public markets and will pay the proceeds of such sales to the stockholders on whose behalf such fractional shares are sold, as provided in the Allergan Merger Agreement.
      After the effective time of the Inamed Merger, each stock certificate formerly representing Inamed Shares that has not been surrendered will represent only the right to receive upon such surrender the merger consideration to which such holder is entitled by virtue of the Inamed Merger and any dividends or other distributions payable to such holder upon such surrender. From and after the effective time of the Inamed Merger, Inamed will not register any transfers of Inamed Shares that were outstanding on its stock transfer books prior to the Inamed Merger.

      To effect the exchange of Inamed Shares, as soon as reasonably practicable after the effective time of the Inamed Merger, the exchange agent will mail to each record holder of Inamed Shares a letter of election and transmittal and instructions for surrendering the stock certificates that formerly represented Inamed Shares for the merger consideration. After surrender to the exchange agent of certificates that formerly represented Inamed Shares for cancellation, together with an executed letter of election and transmittal, the record holder of the surrendered certificates will be entitled to receive the merger consideration.
Fractional Shares
      Allergan will not issue fractional shares of Allergan common stock in the Inamed Merger. Instead, each holder of Inamed Shares who otherwise would be entitled to receive fractional shares of Allergan common stock in the Inamed Merger will be entitled to an amount of cash (without interest) equal to such holders’ respective proportionate share of the proceeds from the sale of the aggregate fractional shares of Allergan common stock issued pursuant to the Inamed Merger made in the open market by the exchange agent on behalf of all such holders.
Top-Up Option
      Subject to certain terms and conditions in the Allergan Merger Agreement, Offeror has an irrevocable option to purchase up to that number of Inamed Shares equal to the lowest number of Inamed Shares that, when added to the number of Inamed Shares collectively owned by Allergan, Offeror and any of Allergan’s other subsidiaries immediately following consummation of the Offer, shall constitute 90% of the Inamed Shares then outstanding (on a fully diluted basis, after giving effect to any exercise of the “Top-Up” option) at a purchase price per Inamed Share of $84.00. The purchase price may be paid in cash, shares of Allergan common stock, a promissory note, or a combination thereof.
      The Top-Up option may not be exercised if the aggregate number of Inamed Shares issuable upon exercise of the Top-Up option, plus the aggregate number of then-outstanding Inamed Shares, plus the aggregate number of Inamed Shares issuable upon exercise of all options and other rights to purchase Inamed Shares, plus the aggregate number of shares reserved for issuance pursuant to Inamed’s stock plans, would exceed the number of then-authorized Inamed Shares.
Conditions to Completion of the Offer
      Pursuant to the terms of the Allergan Merger Agreement, Offeror is not required to accept for exchange or exchange any Inamed Shares and may postpone the acceptance for exchange of or exchange of, tendered Inamed Shares, if at the time of the scheduled expiration date of the Offer certain conditions are not met, and Offeror may, in its reasonable discretion (but subject to the requirements of applicable laws) terminate or amend the Offer in accordance with the Allergan Merger Agreement if, certain conditions are not met. These conditions to the Offer are set forth in “The Offer—Conditions of the Offer” below.
Conditions to the Inamed Merger
      In addition to the completion of the Offer, the respective obligations of Inamed, Allergan and Offeror to complete the Inamed Merger under the Allergan Merger Agreement are subject to the satisfaction of the following conditions:

•	if required by the DGCL, the Allergan Merger Agreement will have been adopted by the stockholders of Inamed in accordance with the DGCL;

•	no judgment, injunction, order or decree of a governmental entity of competent jurisdiction will be in effect that has the effect of making the Inamed Merger or the Post-Closing Merger illegal or otherwise restraining or prohibiting the consummation of the Inamed Merger or the Post-Closing Merger;

•	all consents, approvals, orders or authorizations from, and all material declarations, filings and registrations with, any governmental entity required to consummate the Inamed Merger and the Post-

Closing Merger will have been obtained or made, except for such consents, approvals, orders, authorizations, material declarations, filings and registrations, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (for purposes of this clause, after giving effect to the Inamed Merger);

•	no stop order suspending the effectiveness of the registration statement will be in effect and no proceedings for such purpose will be pending before the SEC; and

•	Offeror will have exchanged Inamed Shares pursuant to the Offer (provided that this will not be a condition to Allergan’s and Offeror’s obligations if Offeror has failed to exchange the Inamed Shares in violation of the Allergan Merger Agreement).

Representations and Warranties
      The Allergan Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of Inamed with respect to: corporate organization and qualification; capitalization; subsidiaries; authority; SEC filings and financial statements; absence of undisclosed liabilities; litigation; absence of certain changes or events; compliance with laws and permits; material contracts and defaults; taxes; employee benefit plans; labor and employment matters; environmental matters; intellectual property; real property; regulatory compliance; insurance matters; opinion of financial advisors; brokers and finders; and foreign corrupt practices and international trade sanctions. The Allergan Merger Agreement also contains additional representations of Inamed related to the amendment of the Inamed rights agreement. The Allergan Merger Agreement also contains customary representations and warranties of Allergan and Offeror, including among other things: organization and qualification; capitalization; authority; SEC filings; financial statements; absence of undisclosed liabilities; litigation; absence of certain changes or events; compliance with laws; environmental matters; intellectual property; regulatory compliance; financing and tax matters. The representations and warranties contained in the Allergan Merger Agreement expire at the effective time of the Inamed Merger.
      The representations, warranties and covenants made by Inamed in the Allergan Merger Agreement are qualified by information contained in the disclosure schedules delivered to Allergan and Offeror in connection with the execution of the Allergan Merger Agreement. Stockholders are not third party beneficiaries under the Allergan Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Inamed or any of its affiliates.
No Solicitation of Other Offers by Inamed
      Under the terms of the Allergan Merger Agreement, subject to certain exceptions described below, Inamed has agreed that it and its subsidiaries, and directors, officers and employees of it and its subsidiaries, will not, directly or indirectly:

•	solicit, initiate, encourage or induce any inquiry regarding, or the making, submission or announcement of, any proposal to acquire Inamed;

•	participate in any discussions or negotiations regarding, or furnish any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, a proposal to acquire Inamed; or

•	enter into any letter of intent or similar document or contract contemplating or otherwise relating to a proposal to acquire Inamed.
      In addition, under the Allergan Merger Agreement Inamed has agreed that it will immediately cease, and will use its reasonable best efforts to cause its and its respective subsidiaries, attorneys, accountants, investment bankers, financial advisors, agents and other representatives to cease, any and all existing discussions or negotiations with respect to any proposal to acquire Inamed.

      For purposes of the restrictions described above, a “proposal to acquire Inamed” is any offer or proposal with respect to a potential or proposed:

•	merger, consolidation, business combination or similar transaction involving Inamed or any of its significant subsidiaries pursuant to which Inamed’s stockholders immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof);

•	sale, lease, exclusive license or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture or otherwise of the assets of Inamed or its subsidiaries representing 15% or more of the consolidated assets of Inamed and its subsidiaries;

•	issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) of securities representing more than 15% of the voting power of Inamed;

•	transaction in which any person or group of persons acquires beneficial ownership, or the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of Inamed; or

•	any combination of the above (other than the Offer, the Inamed Merger or the Post-Closing Merger).
      Under the Allergan Merger Agreement, Inamed is obligated to notify Allergan in writing within 48 hours after receiving any proposal to acquire Inamed or any request for nonpublic information or inquiry that could reasonably be expected to lead to any proposal to acquire Inamed. The notice must include the material terms and conditions of the potential proposal, and the identity of the person making the proposal. Inamed also must promptly keep Allergan informed of the status and details of the proposal, and must provide Allergan with a copy of all written materials provided in connection with such proposal.
      Notwithstanding the prohibitions described above, if Inamed receives an unsolicited bona fide written proposal to acquire Inamed made after the Allergan Merger Agreement is executed, Inamed is permitted to participate or engage in discussions or negotiations with, and provide information to, the party making the proposal to acquire Inamed as long as:

•	Inamed’s board of directors determines in good faith, after consulting with an independent financial advisor and outside legal counsel, that such proposal constitutes or is reasonably likely to result in a superior proposal as compared to the transaction with Allergan; and

•	prior to providing any such information, the person making the proposal to acquire Inamed enters into a confidentiality agreement containing terms at least as restrictive as the terms of the confidentiality agreement between Allergan and Inamed and, contemporaneously with furnishing any nonpublic information to such person, Inamed furnishes any such nonpublic information to Allergan.

      Prior to providing any information to, or participating in discussions or negotiations with, the person making the proposal to acquire Inamed, Inamed must provide written notice to Allergan and otherwise comply with the notice and information delivery requirements described above.
      A “superior proposal” for purposes of the Allergan Merger Agreement is an unsolicited, bona fide written offer made by a potential acquirer to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of Inamed, or a majority of the total outstanding voting securities of Inamed and as a result of which the stockholders of Inamed immediately preceding the transaction would hold less than 50% of the equity interests in the surviving or resulting entity or its parent or subsidiary, on terms that are more favorable to Inamed’s stockholders than the terms of the Offer and the Inamed Merger, taking into account, among other matters, all legal, financial, regulatory and other aspects of such offer and the person making the proposal.
      Upon delivering notice to Allergan of Inamed’s receipt of a superior proposal, and if requested by Allergan, Inamed must negotiate in good faith with Allergan to revise the terms of the Allergan Merger Agreement to be superior to those in the purportedly superior proposal to acquire Inamed.

Changes of Recommendation
      The Allergan Merger Agreement contemplates that the Inamed board of directors will recommend that Inamed stockholders tender their Inamed Shares pursuant to the Offer and adopt and approve the Allergan Merger Agreement.
      The Inamed board of directors or any committee thereof may not:

•	withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Allergan, the recommendation with respect to the Offer and the adoption and approval of the definitive merger agreement;

•	approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any proposal to acquire Inamed; or

•	approve or recommend, or publicly propose to approve or recommend, any proposal to acquire Inamed.
      Notwithstanding the foregoing, the Inamed board of directors may take such actions if, prior to receipt of the approval of stockholders necessary to complete the Inamed Merger:

•	the board of directors determines in good faith, after consultation with outside legal counsel, that the failure to withdraw or modify its recommendation would reasonably be likely to constitute a violation of its fiduciary duties under applicable law;

•	Inamed notifies Allergan in writing of its determination that the failure to withdraw or modify its recommendation would reasonably be likely to constitute a violation of its fiduciary duties under applicable law; and

•	in the case of any actions taken in connection with a proposal to acquire Inamed, at least five business days following receipt by Allergan of the written notice of the determination of Inamed’s board of directors that the failure to withdraw or modify its recommendation would be reasonably likely to constitute a violation of the directors’ fiduciary duties under applicable law, and taking into account any revised proposal made by Allergan after receiving the notice, Inamed’s board of directors maintains such determination.
      Nothing in the Allergan Merger Agreement prohibits Inamed or its board of directors from taking and disclosing to Inamed’s stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act. However, the Inamed board of directors is prohibited from changing its recommendation unless pursuant to the terms of the Allergan Merger Agreement.
Stockholder Approval
      Inamed has agreed to convene a meeting of its stockholders as soon as practicable after the consummation of the Offer, if required by the DGCL, in order to effect the Inamed Merger. Under the Allergan Merger Agreement, Inamed may not submit to the vote of its stockholders any proposal to acquire Inamed from a third party unless the Allergan Merger Agreement is terminated.
Conduct of Business Before Completion of the Merger

Restrictions on Allergan’s Operations
      The Allergan Merger Agreement provides for certain restrictions on Allergan’s activities until either the completion of the Inamed Merger or the termination of the Allergan Merger Agreement. In general, Allergan is required to conduct its business only in the ordinary course consistent with past practice. In addition, unless otherwise approved in writing by Inamed, or as permitted by the Allergan Merger Agreement or as required by applicable law or the requirements of any stock exchange or regulatory organization applicable to Allergan, Allergan and its subsidiaries may not:

•	amend or propose to amend Allergan’s certificate of incorporation, bylaws or similar governing documents;

•	declare, set aside or pay any dividend or distribution payable in cash or otherwise, except for the payment of stock dividends or distributions for which an appropriate adjustment is effected under the Allergan Merger Agreement, the payment of quarterly cash dividends in amounts consistent with past practice, and the payment of dividends or distributions to Allergan or any of its subsidiaries by a subsidiary of Allergan;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock;

•	merge or consolidate with any person or acquire any material business of any other person if such action would be reasonably likely to delay the consummation of the Offer;

•	take any action or omit to take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or any of the conditions to the Inamed Merger not being satisfied;

•	take any action that would result in a failure to maintain trading of Allergan common stock on the NYSE; or

•	agree, authorize or otherwise to take any of the foregoing actions.
      Notwithstanding the foregoing, the Allergan Merger Agreement expressly permits Allergan to (a) repurchase, retire or refinance outstanding indebtedness or debt securities and (b) enter into negotiations, discussions and contracts relating to, and may consummate, acquisitions of other persons, so long as (i) the fair market value of the total consideration does not exceed $500,000,000 individually, (ii) Allergan does not issue in excess of 20% of the then outstanding Allergan common stock as consideration in any such transaction and (iii) the negotiation or consummation of any such acquisition is not reasonably likely to materially delay or prevent the completion of the Offer or the Inamed Merger.

Restrictions on Inamed’s Operations
      The Allergan Merger Agreement provides for certain restrictions on the activities of Inamed and its subsidiaries until either the completion of the Inamed Merger or the termination of the Allergan Merger Agreement. In general, under the Allergan Merger Agreement, Inamed and its subsidiaries must:

•	conduct its business only in the ordinary course consistent with past practice;

•	use its commercially reasonable efforts to preserve intact its current business organization and goodwill and keep available the services of its current officers, key employees and key independent contractors; and

•	use its commercially reasonable efforts to preserve its goodwill and business relationships with its customers, suppliers, licensors, licensees, and other persons with which it has business relationships.

      In addition, the Allergan Merger Agreement provides that, prior to the completion of the Inamed Merger, unless otherwise approved in writing by Allergan, or as permitted by the Allergan Merger Agreement or as required by applicable law or the requirements of any stock exchange or regulatory organization applicable to Inamed, Inamed and its subsidiaries may not:

•	amend or propose to amend its certificate of incorporation or bylaws or similar governing documents;

•	split, combine or reclassify its outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock;

•	declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to Inamed or any of its subsidiaries by a subsidiary of Inamed;

•	merge or consolidate with any person (other than a merger among wholly-owned subsidiaries of Inamed or a merger between Inamed and its wholly-owned subsidiaries);

•	enter into any agreement with respect to the voting of its capital stock or other securities held by Inamed or any of its subsidiaries;

•	issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Inamed may (i) issue Inamed Shares (a) upon the exercise of purchase rights under Inamed’s Employee Stock Purchase Plan outstanding on the date of the Allergan Merger Agreement or thereafter granted as permitted by the Allergan Merger Agreement, (b) upon exercise of Inamed stock options outstanding on the date of the Allergan Merger Agreement or thereafter granted as permitted by the Allergan Merger Agreement, or (c) in accordance with the terms of the Inamed rights agreement as in effect on the date of the Allergan Merger Agreement; (ii) grant stock options to purchase up to an aggregate of 100,000 Inamed Shares to new employees of Inamed or its subsidiaries in accordance with the terms of Inamed’s stock plans consistent with past practice and with an exercise price per share no less than the fair market value of an Inamed Share on the date of grant, (iii) grant purchase rights in accordance with the terms of the Inamed ESPP (as in effect on the date of the Allergan Merger Agreement), and (iv) effect transactions exclusively among Inamed and its subsidiaries;

•	except for transactions exclusively among Inamed and its subsidiaries:

•	issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing (other than in connection with accounts payable in the ordinary course of business consistent with past practice or borrowings under the existing credit facilities of Inamed or any of its subsidiaries in the ordinary course);

•	make any loans, advances or capital contributions to, or investments in, any person or entity;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding stock options and repurchases of outstanding shares of restricted stock pursuant to the terms of Inamed’s restricted stock plan;

•	make any material acquisition of any assets or businesses other than acquisitions the fair market value of the total consideration for which does not exceed, individually, $2,000,000 or, in the aggregate, $5,000,000 (provided that any such acquisition does not adversely affect the ability of Allergan, Offeror and Inamed to obtain applicable approvals under antitrust laws);

•	sell, pledge, assign, dispose of, transfer, lease, securitize or materially encumber any businesses or assets that are material to Inamed and its subsidiaries, taken as a whole (excluding intellectual property) other than (A) sales of inventory and other assets in the ordinary course of business, (B) sales or dispositions of assets in one or a series of transactions having an aggregate value of $3,000,000 or less, and (C) divestitures required under the Allergan Merger Agreement including divestiture of the Reloxin Assets;

•	sell, pledge, assign, dispose of, transfer, securitize, lease or materially encumber any material intellectual property owned by Inamed or material intellectual property licensed by Inamed;

•	except in the ordinary course of business, as reasonably prudent to the conduct of the business or as provided for in Inamed’s material contracts in effect as of the date of the Allergan Merger Agreement,

(i) exclusively license, abandon or fail to maintain any material intellectual property owned by Inamed or material intellectual property licensed by Inamed, (ii) grant, extend, amend (except as required in the diligent prosecution of the material intellectual property owned by Inamed), waive or modify any rights in or to any material intellectual property owned by Inamed or material intellectual property licensed by Inamed, (iii) fail to diligently prosecute Inamed’s and its subsidiaries’ material patent applications, or (iv) fail to exercise a right of renewal or extension under any material license;

•	enter into any contract or arrangement that reasonably may result in payments by or liabilities of Inamed in excess of $1,000,000 individually or $3,000,000 in the aggregate in any 12-month period, or which materially limits or otherwise materially restricts Inamed or any of its subsidiaries from engaging or competing in any line of business or in any geographic area;

•	vary its inventory practices in any material respect from its past practices, except as required by GAAP or by law;

•	make any capital expenditure or expenditures (including leases and in-bound licenses) in the aggregate in excess of the aggregate amount set forth in Inamed’s budget provided to Allergan prior to the date of the Allergan Merger Agreement (other than capital expenditures for unbudgeted repairs and maintenance in the ordinary course of business consistent with past practice);

•	grant, enter into or amend any employment, severance, change in control, special pay arrangement with respect to termination of employment or other similar arrangements or contract with any directors, officers or employees of Inamed or its subsidiaries, except (i) as required pursuant to previously existing contracts or policies, (ii) pursuant to employment agreements entered into with a person who is not already an officer of Inamed or (iii) to the minimum extent necessary to comply with Section 409A of the Code without increasing the benefits provided to any person;

•	increase the salary, benefits or monetary compensation of any directors, executive officers or employees, except (i) for increases in the ordinary course of business, (ii) pursuant to previously existing contracts, (iii) in connection with the assumption by such employee of new or additional responsibilities or (iv) to respond to offers of employment made by other parties;

•	establish, adopt, enter into or materially amend any collective bargaining agreement or benefit plan or arrangement, except to the minimum extent necessary to comply with Section 409A of the Code without increasing the benefits provided to any person or as otherwise required by any other applicable law;

•	accelerate, amend or change the period of exercisability or vesting of options, restricted stock or similar awards under any stock plan, except to the minimum extent necessary in order to comply with Section 409A of the Code without accelerating the exercisability or vesting of any such award;

•	authorize cash payments in exchange for any options granted under any of Inamed’s plans except as required by the terms of such plans or any related agreements in effect as of the date of the Allergan Merger Agreement;

•	waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

•	enter into or amend any benefit plan to materially increase the benefits or liabilities of any benefit plan or to accelerate the payment of benefits under any benefit plan, except (i) as involves any such then existing benefit plans of any company acquired after the date of the Allergan Merger Agreement as permitted by the Allergan Merger Agreement, or (ii) as required pursuant to existing contracts or the Allergan Merger Agreement;

•	change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP;

•	make any material tax election or settle or compromise any material tax liability or refund, or change any annual tax accounting period or material method of tax accounting, file any material amendment to a tax return, enter into any closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case, other than as required by law;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Inamed is a party and which relates to a business combination or other similar extraordinary transaction;

•	take any action to render inapplicable, or to exempt any third person from, (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover or similar law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

•	take any action or omit to take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the conditions to the Inamed Merger not being satisfied; or

•	agree, authorize or otherwise to take any of the foregoing actions.

Access to Information; Confidentiality
      The Allergan Merger Agreement provides that during the period prior to the effective time of the Inamed Merger, Allergan and Inamed will, and will cause each of their subsidiaries to, afford to the other party and its representatives reasonable access during normal business hours to their respective officers, employees, representatives, properties, books, contracts, commitments, files and records, except that neither party is required to provide the other party with any information that it reasonably believes it can not deliver to the other party due to contractual or legal restrictions, or which it believes is competitively sensitive information. In addition, Inamed must consult with Allergan regarding its business in a prompt manner and on a regular basis.
      Inamed must also provide to Allergan’s financial advisor reasonable access during normal business hours upon reasonable notice throughout the period prior to the effective time of the Inamed Merger to Inamed’s officers, employees, representatives, properties, books, contracts, commitments, files and records and furnish promptly such information concerning Inamed’s business, properties and personnel as Allergan’s financial advisor reasonably requests for the purposes of conducting a customary underwriter due diligence investigation.
Antitrust Approval
      Under the Allergan Merger Agreement, Allergan and Inamed are to cooperate and use their reasonable best efforts to:

•	obtain any government clearances or approvals required for the consummation of the Offer or the closing of the Inamed Merger under the HSR Act, and any other federal, state or foreign law or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, which we refer to herein collectively as the “antitrust laws”;

•	to obtain the expiration of any applicable waiting period under any antitrust laws;

•	to respond to any government requests for information under any antitrust laws;

•	to contest and resist any action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that restricts, prevents or prohibits the consummation of the Inamed Merger or any other transactions contemplated by the Allergan Merger Agreement under any antitrust laws.
      Under the Allergan Merger Agreement, Allergan will determine and direct the strategy and process by which the parties will seek required approvals under antitrust laws; provided that Allergan will consult with and consider in good faith the views of Inamed in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted in connection with proceedings under or relating to any antitrust laws.

      Notwithstanding the foregoing, under the Allergan Merger Agreement, neither Allergan nor Inamed are required to:

•	license, divest, dispose of or hold separate any material assets or businesses or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any of its material assets or businesses or that would have a material adverse effect on the combined company;

•	agree to or effect any license, divestiture, disposition or hold separate any business or take any other action or agree to any limitation that is not conditioned on the consummation of the Offer or the Inamed Merger; or

•	pay more than de minimis amounts in connection with seeking or obtaining the consents, approvals or authorizations under antitrust laws required to complete the Offer, the Inamed Merger or the Post-Closing Merger.
      The Allergan Merger Agreement provides that Inamed will not take or agree to take any of the foregoing actions without the prior written consent of Allergan, and, if so requested by Allergan, Inamed must use reasonable best efforts to effect any license, divestiture, disposition or hold separate of any of Inamed’s assets or businesses necessary to obtain clearances or approvals required under the antitrust laws, provided that such action is conditioned on the consummation of the Offer.
Inamed Benefit Plans

Stock Options
      Immediately prior to the effective time of the Inamed Merger, each outstanding option under the Inamed stock plans will become fully vested and exercisable. At the effective time of the Inamed Merger and without any action on the part of the parties to the Allergan Merger Agreement or any holder of such stock options, each then outstanding option will be canceled and converted into and will thereafter represent only the right to receive an amount of cash equal to 45% of the “in the money” value of the option and a number of shares of Allergan common stock with a value equal to 55% of the “in the money” value of the option.
      In lieu of any fractional shares of Allergan common stock that otherwise would be issuable with respect to canceled Inamed options, Inamed option holders will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the Inamed Merger, on behalf of all such holders, of the aggregate fractional shares of Allergan common stock otherwise issuable with respect to cancelled Inamed options.
      The amount of cash and number of shares of Allergan common stock to which an option holder otherwise would be entitled pursuant to the Inamed Merger will be reduced by the total amount of withholding for applicable taxes with respect to the aggregate options canceled and converted into the right to receive cash and Allergan common stock. Amounts for withholding will first be deducted from the amounts of cash otherwise payable to the option holder and, to the extent additional withholding is required, the number of shares of Allergan common stock otherwise deliverable will be reduced by the amount of remaining withholding.

Employee Stock Purchase Plan
      Under the Allergan Merger Agreement, Inamed will be required to take all requisite action with respect to its 2000 Employee Stock Purchase Plan, as amended, to ensure that:

•	all outstanding purchase rights will be exercised no later than three business days prior to the expiration date of the Offer;

•	no purchase rights will be issued and outstanding as of the expiration date of the Offer;

•	conditioned upon the occurrence of the closing of the Inamed Merger, the Inamed ESPP will be terminated no later than the effective time of the Inamed Merger; and

•	no additional offering periods shall commence on or after the expiration date of the Offer.

      Inamed must deliver to Allergan prior to the expiration date of the Offer evidence that the Inamed ESPP will be terminated as of the effective time of the Inamed Merger, conditioned upon the occurrence of the closing of the Inamed Merger.

Restricted Stock
      All outstanding rights that Inamed may hold immediately prior to the effective time of the Inamed Merger to acquire unvested Inamed Shares issued pursuant to the Inamed restricted stock plan will lapse as of the effective time of the Inamed Merger, such that holders of restricted stock will be entitled to receive the merger consideration payable pursuant to the Inamed Merger with respect to their restricted Inamed Shares.

Inamed Benefit Plans
      After the Inamed Merger, benefit plans in effect as of the date of the Allergan Merger Agreement will remain in effect with respect to employees of Inamed or its subsidiaries covered by such plans at the time of the Inamed Merger until such time as Allergan either transfers employees and former employees of Inamed and its subsidiaries to existing benefit plans of Allergan or Offeror or adopts a new benefit plan. Prior to the Inamed Merger, Allergan and Inamed are to cooperate in reviewing, evaluating and analyzing Inamed benefit plans with a view towards determining appropriate transferred employee plans.
      Under the Allergan Merger Agreement, Allergan will, and will cause its subsidiaries to, with respect to all transferred employee plans, to the extent applicable immediately prior to the effective time of the Inamed Merger:

•	provide each employee of Inamed with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods under any transferred employee plan;

•	provide each employee with credit for any co-payments and deductibles;

•	provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan); and

•	provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Allergan.
      If requested by Allergan at least seven days prior to the effective time of the Inamed Merger, Inamed will terminate any and all benefit plans intended to qualify under Section 401(k) of the Internal Revenue Code, effective not later than the last business day immediately preceding the effective time of the Inamed Merger.
Directors’ and Officers’ Indemnification
      Under the Allergan Merger Agreement, Allergan will, to the fullest extent permitted by law, and will cause Offeror to, honor all of Inamed’s obligations to indemnify its current or former directors or officers for acts or omissions by such directors and officers occurring prior to the effective time of the Inamed Merger. In addition, for a period of six years following the effective time of the Inamed Merger, the certificate of incorporation and bylaws of Offeror must contain provisions no less favorable with respect to indemnification and exculpation of present and former directors and officers of Inamed than are presently set forth in Inamed’s and its subsidiaries’ certificates of incorporation and bylaws.
      For six years after the effective time of the Inamed Merger, under the Allergan Merger Agreement, Allergan will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Inamed, although Allergan may substitute policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the effective time of the Inamed Merger. However, Allergan is not obligated to make annual premium payments for this insurance if the premiums exceed 200% of the annual premiums paid as of the date of the Allergan Merger Agreement by Inamed for such insurance. If the insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, Allergan will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to 200% of the annual premiums paid by Inamed.
      Under the Allergan Merger Agreement, instead of the insurance described above, effective as of the effective time of the Inamed Merger, Allergan may require Inamed to purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six years after the effective time of the Inamed Merger with respect to wrongful acts or omissions committed or allegedly committed at or prior to the effective time of the Inamed Merger instead of providing the insurance coverage described above.
Financing; Allergan Guarantee
      Prior to the closing of the Inamed Merger, Allergan must obtain all financing required for the transactions contemplated by the Allergan Merger Agreement. Allergan will guarantee any payment by Offeror of any amounts payable by Offeror pursuant to the Offer and the Inamed Merger or otherwise pursuant to the Allergan Merger Agreement.
      Under the Allergan Merger Agreement, Inamed must use its reasonable best efforts to cooperate in connection with the arrangement of any financing, including reasonable participation in meetings and road shows, the provision of information reasonably requested by Allergan and reasonable assistance in the preparation of any offering memoranda, private placement memoranda, prospectuses and similar documents prepared by Allergan.
Post-Closing Merger
      The Allergan Merger Agreement provides that, as soon as reasonably practicable after the effective time of the Inamed Merger, Allergan will cause the surviving corporation to adopt an agreement and plan of merger and reorganization whereby Inamed will be merged with and into a wholly owned limited liability company subsidiary of Allergan, with the limited liability company surviving the Post-Closing Merger as a wholly owned subsidiary of Allergan. There are no conditions to this Post-Closing Merger, other than:

•	the acquisition of Inamed Shares pursuant to the Offer;

•	the consummation of the Inamed Merger; and

•	the absence of any legal prohibitions on completing the Post-Closing Merger.
Termination of the Allergan Merger Agreement

Termination by Allergan or Inamed
      The Allergan Merger Agreement may be terminated at any time before the effective time of the Inamed Merger:

•	by mutual written consent of Allergan and Inamed;

•	by either Allergan or Inamed, if:

•	the Offer is not completed by February 28, 2006, subject to extension until March 30, 2006 by either party if all other conditions to the Offer are satisfied or capable of being satisfied and the only reason the Offer has not been completed is that required antitrust approvals have not been obtained and Allergan or Inamed are still attempting to obtain such necessary consents or approvals or are contesting either the refusal of applicable governmental entities to give such required consents or approvals or the entry of a judgment, injunction, order or decree regarding the same. This termination right is not available to any party whose breach of any provision of the Allergan Merger Agreement has caused or resulted in the failure of the Offer to be consummated by such termination date; or

•	if any governmental entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Inamed Merger and such order, decree, ruling or other action is or has become final and nonappealable. This termination right is not available to any party whose breach of any provision of the Allergan Merger Agreement is the cause of or resulted in such order, decree, ruling or other action.

Termination by Allergan
      Under the Allergan Merger Agreement, Allergan may terminate the Allergan Merger Agreement if:

•	there has been a breach by Inamed of its representations, warranties, covenants or agreements contained in the Allergan Merger Agreement that would result in a failure of a condition to the Offer that is not waived by Offeror; provided, that Allergan must first give Inamed prior written notice of Allergan’s intent to terminate the Allergan Merger Agreement and Inamed must not have cured the applicable breach within ten business days or, if sooner, by one business day prior to the termination date; or

•	(i) Inamed’s board of directors effects a Company Change of Recommendation (as defined in the Allergan Merger Agreement) or resolves to do so; (ii) Inamed’s board of directors approves or recommends to Inamed’s stockholders another proposal to acquire Inamed or resolved to do so; or (iii) a tender offer or exchange offer for Inamed Shares is commenced (other than by Allergan or any of its affiliates) and Inamed’s board of directors recommends that Inamed’s stockholders tender their shares in such tender offer or exchange offer or Inamed’s board of directors fails to recommend that Inamed’s stockholders reject such tender offer or exchange offer within seven business days after receipt of Allergan’s request to do so.

Termination by Inamed
      Inamed may terminate the Allergan Merger Agreement if:

•	Allergan fails to consummate the Offer in breach of the Allergan Merger Agreement or if there has been a breach by Allergan or Offeror of (x) its representations and warranties, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect (as defined in the Allergan Merger Agreement), or (y) its covenants and agreements contained in the Allergan Merger Agreement in any material respect, provided, that Inamed must first give Allergan prior written notice of Inamed’s intent to terminate the Allergan Merger Agreement and Allergan must not have cured the applicable breach within ten business days or, if sooner, by one business day prior to the termination date; or

•	prior to consummation of the Offer, upon or following a Company Change in Recommendation or otherwise in order to enter into a definitive agreement with respect to or otherwise to accept a superior proposal, in either case as permitted by the Allergan Merger Agreement and subject to the timely payment in full of any termination fees payable by Inamed pursuant to the Allergan Merger Agreement.

Termination Fees and Expenses
      Except as set forth below, all costs and expenses incurred in connection with the Allergan Merger Agreement will be paid by the party incurring the same.

Inamed Termination Fees
      The Allergan Merger Agreement provides that Inamed will pay Allergan $10 million within two business days following termination if the Allergan Merger Agreement is terminated by Allergan due to Inamed’s breach of any representation, warranty, covenant or agreement which would result in a failure of a condition to the Offer that is not waived by Offeror; provided that Allergan has given Inamed prior written notice of Allergan’s intent to terminate the Allergan Merger Agreement and Inamed has not cured the applicable breach within ten business days or, if sooner, by one business day prior to the termination date.
      The Allergan Merger Agreement provides that Inamed will pay Allergan a termination fee of $100 million, less any amount previously paid as specified above, at the earlier of the date that Inamed enters into a definitive agreement providing for an acquisition of Inamed or the date of the consummation of such a transaction if:

•	prior to consummation of the Offer, any person publicly announces a proposal to acquire Inamed which has not been expressly and bona fide publicly withdrawn;

•	the Allergan Merger Agreement is terminated by either Inamed or Allergan (i) because the Offer has not been consummated on or before February 28, 2006 (or March 30, 2006 if extended) and at the time of termination, the registration statement has become effective and Inamed has not performed in all material respects all of its obligations required to be performed by it pursuant to the Allergan Merger Agreement at or prior to the completion of the Offer or there shall not have been validly tendered prior to the expiration date of the Offer at least a majority of the outstanding Inamed Shares on a fully diluted basis or (ii) by Allergan as a result of a breach by Inamed of a covenant or other affirmation obligation that would result in the failure of a condition to the Offer; and

•	within 12 months after the date of termination of the Allergan Merger Agreement, Inamed enters into a definitive agreement with respect to an acquisition of Inamed or consummates such a transaction.
      The Allergan Merger Agreement further provides that Inamed will pay Allergan a termination fee of $100 million within two business days following termination of the Allergan Merger Agreement if the Allergan Merger Agreement is terminated by Allergan because:

•	the Inamed board of directors effects a Company Change of Recommendation (as defined in the Allergan Merger Agreement), or resolves to do so;

•	the Inamed board of directors approves or recommends to Inamed stockholders a proposal to acquire Inamed, or resolves to do so; or

•	a tender or exchange offer for Inamed Shares is commenced (other than by Allergan or any of its affiliates) and the Inamed board of directors recommends that the Inamed stockholders tender their shares in such tender or exchange offer or fails to recommend that the Inamed stockholders reject such tender or exchange offer within seven business days after receipt of Allergan’s request to do so.

      Inamed will also pay Allergan a termination fee of $100 million concurrently with the termination of the Allergan Merger Agreement if the Allergan Merger Agreement is terminated by Inamed prior to the completion of the Offer, upon or following a Company Change of Recommendation or otherwise in order for Inamed to enter into a definitive agreement with respect to or otherwise to accept a proposal to acquire Inamed.
     Allergan Termination Fees
      The Allergan Merger Agreement provides that Allergan will pay Inamed $10 million within two business days following termination if the Allergan Merger Agreement is terminated by Inamed because (i) Allergan fails to consummate the Offer in breach of the Allergan Merger Agreement, or (ii) there has been a breach by Allergan or Offeror of (x) its representations and warranties contained in the Allergan Merger Agreement, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect, or (y) its covenants and agreements contained in the Allergan Merger Agreement in any material respect; provided that Inamed has given Allergan prior written notice of Inamed’s intent to terminate the Allergan Merger Agreement and

Allergan has not cured the applicable breach within ten business days, or, if sooner, by one business day prior to the termination date.
      Under the Allergan Merger Agreement, Allergan will also pay Inamed a termination fee of $90 million, in addition to any amount previously paid as specified above, within two business days following the date of termination if:

•	Inamed has been required to pay Medicis the $90 million termination fee under the Medicis merger agreement; and

•	the Offer is not consummated and Inamed terminates the Allergan Merger Agreement because (i) Allergan fails to consummate the Offer in breach of the Allergan Merger Agreement, or (ii) there has been a breach by Allergan or Offeror of (x) its representations and warranties, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect, or (y) its covenants and agreements contained in the Allergan Merger Agreement in any material respect; provided that Inamed has given Allergan prior written notice of Inamed’s intent to terminate the Allergan Merger Agreement and Allergan has not cured the applicable breach within ten business days, or, if sooner, by one business day prior to the termination date; or

•	the Offer is not consummated on or prior to the termination date and the antitrust conditions in the Allergan Merger Agreement have not been satisfied (unless such conditions have not been satisfied because Inamed has been unable to divest the Reloxin Assets as contemplated in the Allergan Merger Agreement).
      Inamed will not be entitled to such Allergan termination fees if Inamed elects to file suit or otherwise seeks to recover money damages from Allergan.
Effect of Termination
      In the event of termination of the Allergan Merger Agreement prior to the effective time of the Inamed Merger in accordance with the terms of the Allergan Merger Agreement, the Allergan Merger Agreement will become void, and there shall be no liability or further obligation on the part of Allergan, Offeror, or Inamed, except to the extent that the termination results from the willful and material breach by a party of the Allergan Merger Agreement, and other than the payment of fees and expenses described above under “—Termination Fees and Expenses,” certain provisions relating to confidentiality, and certain general provisions which will survive the termination.
Stock Exchange Listing
      The Allergan Merger Agreement provides that Allergan will use all reasonable efforts to cause the shares of Allergan common stock to be issued pursuant to the Offer and in the Inamed Merger to be approved for listing on the NYSE, subject to official notice of issuance.
Tax Treatment
      Allergan and Inamed intend the Inamed Merger, taken together with the Offer and the Post-Closing Merger, to qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Each of Allergan, Offeror and Inamed shall use its best efforts to cause the Inamed Merger, taken together with the Offer and the Post-Closing Merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Allergan, Offeror, Company, or their respective subsidiaries shall take, or agree to take, any action (including any action otherwise permitted by the Allergan Merger Agreement) that could prevent or impede the Inamed Merger, taken together with the Offer and the Post-Closing Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Amendments, Extensions and Waivers

Amendments
      The Allergan Merger Agreement may be amended by the parties at any time before or after any Inamed stockholder approval has been obtained; provided that after the Inamed stockholders adopt the Allergan Merger Agreement and approve the Inamed Merger, the Allergen Merger Agreement cannot be amended if by law further approval of the stockholders is required, without such approval.

Extensions and Waivers
      Under the Allergan Merger Agreement, at any time prior to the effective time of the Inamed Merger, any party may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties; or

•	waive compliance by the other parties with any of the agreements or conditions contained in the Allergan Merger Agreement (except for those conditions not waivable pursuant to the Allergan Merger Agreement); provided that after the Inamed stockholders adopt the Allergan Merger Agreement and approve the Inamed Merger, no waiver can be given if by law further approval by the Inamed stockholders is required, without such approval.

THE OFFER
      Offeror is offering to exchange each outstanding Inamed Share for cash or Allergan common stock, at the election of the tendering Inamed stockholder, subject to the conditions contained in this prospectus and the accompanying letter of election and transmittal.
      Offeror is making the Offer in order for Allergan to acquire control of, and ultimately the entire equity interest in, Inamed. The Offer is the first step in Allergan’s acquisition of Inamed and is intended to facilitate the acquisition of all Inamed Shares. Allergan intends to seek to complete the Inamed Merger as soon as possible after completion of the Offer. Promptly after the Inamed Merger, Allergan will consummate the Post-Closing Merger.
Consideration
      Under the terms of the Offer, each Inamed stockholder will have the opportunity to elect to receive, for each Inamed Share validly tendered and not properly withdrawn, either:

•	$84.00 in cash, without interest; or

•	0.8498 of a share of newly issued Allergan common stock,
subject to the proration and election procedures described in this prospectus and the related letter of election and transmittal.
      In the Offer:

•	45% of the aggregate Inamed Shares tendered in the Offer will be exchanged for cash, and

•	55% of the aggregate Inamed Shares tendered in the Offer will be exchanged for shares of Allergan common stock;
therefore, elections will be subject to proration if tendering holders of Inamed Shares, in the aggregate, elect to receive more than the maximum amount of consideration to be paid as cash or shares of Allergan common stock.
      Based on the closing price of Allergan common stock on the New York Stock Exchange on December 21, 2005, the most recent practicable date prior to the date of this prospectus, 0.8498 of an Allergan share had a value of $91.19 per share. The value of 0.8498 of an Allergan share will fluctuate prior to the expiration date of the Offer as the market price of Allergan common stock changes. At Allergan share prices of $98.85 and above, the value of 0.8498 of an Allergan share will exceed the cash offer of $84.00 per Inamed Share, and at Allergan share prices below $98.85, the cash offer will exceed the value of 0.8498 of an Allergan share.

      Solely for purposes of illustration, the following table reflects the per share amount of cash and the market value of the Allergan common stock that an Inamed stockholder would receive for each Inamed Share tendered pursuant to the Offer if exactly 55% of the Inamed Shares tendered by the stockholder were exchanged for Allergan common stock and 45% of such shares were exchanged for cash. This would be the case, for example, if all tendering Inamed stockholders made the same election for either cash or Allergan shares. In that circumstance, each Inamed Share would be exchanged, on average, for $37.80 in cash (i.e. 45% of $84.00) and 0.46739 shares (i.e. 55% of 0.8498) of Allergan common stock. The table indicates the relative value, in that circumstance, of the two forms of consideration at different market values for the Allergan shares.

Assumed			Implied Value
Market Price	Value of 0.46739 of	Cash Amount Paid	(per Inamed Share
(per Allergan Share)	an Allergan Share	(per Inamed Share)	exchanged)

$85.00	$39.73	$37.80	$77.53
$90.00	$42.07	$37.80	$79.87
$95.00	$44.40	$37.80	$82.20
$100.00	$46.74	$37.80	$84.54
$105.00	$49.08	$37.80	$86.88
$110.00	$51.41	$37.80	$89.21
$115.00	$53.75	$37.80	$91.55
      The market prices of Allergan common stock used in the above table, and the assumptions regarding the mix of cash and/or stock a hypothetical Inamed stockholder would receive are for purposes of illustration only. The price of Allergan common stock fluctuates and may be higher or lower than in these examples at the time the Offer is completed. In addition, due to the proration mechanisms in the Offer, the elections of other Inamed stockholders will impact whether a tendering Inamed stockholder receives the type of consideration elected, or is prorated so that a portion of such stockholder’s tendered shares are exchanged for another form of consideration.
      Inamed stockholders should consider the potential effects of proration and should obtain current market quotations for shares of Allergan common stock and Inamed Shares before deciding whether to tender pursuant to the Offer and before electing the form of Offer consideration they wish to receive.
Elections and Proration
      If Inamed stockholders elect to receive more than the aggregate amount of cash or shares of Allergan common stock available in the Offer, the total cash or stock, as the case may be, will be proportioned among the stockholders who elect each form of consideration as follows:

Over-Election of Allergan Common Stock
      The maximum aggregate shares of Allergan common stock issuable pursuant to the Offer shall be:

•	0.8498 of a share of Allergan common stock multiplied by

•	55% of the total number of Inamed Shares that are tendered and accepted for exchange pursuant to the Offer.
      If holders of Inamed Shares elect to receive shares of Allergan common stock in excess of the maximum aggregate shares of Allergan common stock issuable pursuant to the Offer, then:

•	all Inamed Shares covered by elections to receive cash and all Inamed Shares for which no election was made will be exchanged for $84.00 per share in cash; and

•	for each election to receive shares of Allergan common stock:

•	the number of Inamed Shares subject to such election that will be converted into the right to receive shares of Allergan common stock shall be:

•	the total number of Inamed Shares subject to such election to receive Allergan common stock multiplied by

•	a fraction:

•	the numerator of which shall be the maximum number of shares of Allergan common stock issuable in the Offer, and

•	the denominator of which shall be the product of the aggregate number of Inamed Shares subject to all elections to receive Allergan common stock, multiplied by 0.8498, rounded down to the nearest Inamed Share.

•	all other Inamed Shares subject to such election, other than that number converted into the right to receive shares of Allergan common stock as set forth above, shall be converted into the right to receive $84.00 in cash.
      All such prorations shall be applied on a pro rata basis, such that each Inamed stockholder who tenders Inamed Shares subject to an election to receive Allergan common stock bears its proportionate share of the proration.

Over Election of Cash
      The maximum aggregate amount of cash payable pursuant to the Offer shall be:

•	$84.00 multiplied by

•	45% of the total number of Inamed Shares that are tendered and accepted for exchange pursuant to the Offer.
      If holders of Inamed Shares elect to receive cash in excess of the maximum aggregate amount of cash payable in the Offer, then:

•	all Inamed Shares covered by elections to receive Allergan common stock and all Inamed Shares for which no election was made will be exchanged for 0.8498 of a share of Allergan common stock; and

•	for each election to receive cash:

•	the number of Inamed Shares that shall be converted into the right to receive cash shall be:

•	the total number of Inamed Shares subject to such election to receive cash multiplied by

•	a fraction:

•	the numerator of which shall be the maximum aggregate cash payable in the Offer, and

•	the denominator of which shall be the product of the aggregate number of Inamed Shares subject to all elections to receive cash, multiplied by $84.00,

rounded down to the nearest Inamed Share.

•	all other Inamed Shares subject to such cash election, other than the number converted into the right to receive cash consideration as set forth above, shall be converted into the right to receive 0.8498 of a share of Allergan common stock.
      All prorations shall be applied on a pro rata basis, such that each Inamed stockholder who tenders Inamed Shares subject to an election to receive cash bears its proportionate share of the proration.

Consequences of Tendering with No Election
      Inamed stockholders who do not make an election will be allocated whatever form of Offer consideration is remaining (or a proportionate share of each form of Offer consideration if neither is oversubscribed), after taking into account the preferences of the tendering stockholders who made valid elections. If neither form of consideration is oversubscribed, Inamed stockholders who do not make an election will each receive the remaining cash and shares of Allergan common stock on a pro rata basis such that after all Inamed Shares for which no election is made are exchanged, 45% of the aggregate Inamed Shares tendered in the Offer will be exchanged for cash and 55% of the aggregate Inamed Shares tendered in the Offer shall be exchanged for shares of Allergan common stock.

Fractional Shares
      Inamed stockholders will not receive any fractional shares of Allergan common stock in the Offer. Instead of receiving any fractional shares of Allergan common stock to which Inamed stockholders otherwise would be entitled, they will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Allergan common stock issued pursuant to the Offer, as described below in “Cash Instead of Fractional Shares of Allergan Common Stock.”

Distribution of Offering Materials
      Pursuant to Exchange Act Rule 14d-5 and Section 220 of the DGCL, Offeror requested Inamed provide access to an Inamed stockholder list and security position listings to communicate with Inamed stockholders and to distribute the Offer materials to Inamed stockholders. Upon compliance by Inamed with this request, the prospectus, the related letter of election and transmittal and other relevant materials were sent to record holders of Inamed Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Inamed’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of Inamed Shares.
Expiration of the Offer
      The Offer is currently scheduled to expire at 5:00 p.m., New York City time on Monday, January 9, 2006. The term “expiration date” means 5:00 p.m., New York City time, on Monday, January 9, 2006, unless Offeror extends the period of time for which the Offer is open, in which case the term “expiration date” means the latest time and date on which the Offer, as so extended, expires. For more information, Inamed stockholders should read the discussion immediately below under “—Extension, Termination and Amendment.”
Extension, Termination and Amendment
      Offeror is not required to accept for exchange or exchange any Inamed shares if the conditions of the Offer are not met. Under the Allergan Merger Agreement Offeror must extend the period of time during which the Offer remains open in increments of no more than 10 business days each, if at the scheduled expiration date, any of the conditions of the Offer have not been satisfied or waived, and Offeror also must extend the Offer for any period required by the SEC applicable to the Offer. The Allergan Merger Agreement provides that the agreement may be terminated if the Offer has not been consummated on or before February 28, 2006 (subject to extension until March 30, 2006, under certain circumstances). See “The Allergan Merger Agreement— Termination of the Allergan Merger Agreement.” Offeror may extend the Offer by giving oral or written notice of such extension to the exchange agent. During any such extension, all Inamed Shares previously tendered and not withdrawn will remain subject to the Offer, subject to each tendering Inamed stockholder’s right to withdraw its Inamed Shares. Inamed stockholders should read the discussion under “—Withdrawal Rights” for more details.

      To the extent legally permissible, Offeror also reserves the right at any time or from time to time:

•	to extend the Offer one time only for up to five business days if less than 90% of the total Inamed Shares on a fully diluted basis have been validly tendered and not properly withdrawn at the otherwise scheduled expiration date; and

•	to waive any condition, other than those not subject to waiver as set forth in “—Conditions of the Offer.”

      In addition, Offeror may terminate the Offer and not exchange Inamed Shares that were previously tendered even if Offeror has accepted, but not paid for, shares in the Offer, if completion of the Offer is illegal or if a governmental authority has commenced or threatened legal action related to the Offer.
      Offeror will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement promptly thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Offeror may choose to make any public announcement, Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release to the Dow Jones News Service.
      If Offeror materially changes the terms of the Offer or the information concerning the Offer, or if Offeror waives a material condition of the Offer, Offeror will extend the Offer to the extent legally required under the Exchange Act. If, prior to the expiration date, Offeror changes the percentage of Inamed Shares being sought or the consideration offered, that change will apply to all holders whose Inamed Shares are accepted for exchange pursuant to the Offer. If at the time notice of that change is first published, sent or given to Inamed stockholders, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, Offeror will extend the Offer until the expiration of that ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      No subsequent offering period will be available after the Offer.
Conditions of the Offer
      Pursuant to the terms of the Allergan Merger Agreement, Offeror is not required to accept for exchange or exchange any Inamed Shares, may postpone the acceptance for exchange, or exchange, of tendered Inamed Shares if at the scheduled expiration date of the Offer any of the conditions to the Offer are not met, and Offeror may, in its reasonable discretion (but subject to the requirements of applicable laws) terminate or amend the Offer in accordance with the Allergan Merger Agreement if the following conditions are not met. The conditions to the Offer are as follows:

Accuracy of Representations and Warranties and Covenant Compliance
      In accordance with the Allergan Merger Agreement:

•	the representations and warranties of Inamed contained in the Allergan Merger Agreement shall be true and correct, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect (as defined in the Allergan Merger Agreement); and

•	Inamed shall have performed in all material respects all of its obligations required to be performed by it under the Allergan Merger Agreement at or prior to the time Offeror accepts for exchange Inamed Shares validly tendered pursuant to the Offer.

Minimum Tender
      There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Inamed Shares which, together with any Inamed Shares that Allergan or Offeror beneficially owns, will constitute at least a majority of the total number of outstanding Inamed Shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Inamed Shares had been so converted, exercised or exchanged) as of the date that Offeror accepts the Inamed Shares for exchange.

Antitrust

•	Any mandatory waiting periods barring consummation of the Inamed Merger, as established by the HSR Act and any other applicable similar foreign laws or regulations will have expired or been terminated; and

•	such expiration or termination has been granted or occurred without the imposition of any material condition or restriction, other than, to the extent required to obtain any necessary consents, approvals or authorizations required to complete the Offer, the Inamed Merger or the Post-Closing Merger under applicable antitrust laws (x) the license, divestment, disposition of or holding separate of (A) the Reloxin Assets, (as defined in the Allergan Merger Agreement) including Inamed’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets, and (B) such other assets and businesses as do not constitute material assets or businesses of Allergan or Inamed or their respective subsidiaries.

Certain Other Conditions
      The other conditions to the Offer are as follows:

•	the shares of Allergan’s common stock to be issued to Inamed stockholders in the Offer and the proposed Inamed Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance;

•	the registration statement, of which this prospectus is a part, shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been proceedings for that purpose pending before the SEC, and Allergan shall have received all material state securities law or blue sky authorizations;

•	no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer, the Inamed Merger or the Post-Closing Merger shall be in effect; and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer, the Inamed Merger or the Post-Closing Merger;

•	no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that materially restricts the completion of the Offer, the Inamed Merger or the Post-Closing Merger other than any license, divestment, disposition of or holding separate of (A) the Reloxin Assets, including Inamed’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets, and (B) such other assets and businesses of Allergan or Inamed as do not constitute material assets or businesses of Allergan or Inamed or their respective subsidiaries;

•	there shall not be pending any suit, action or proceeding by any governmental entity:

•	seeking to prohibit the completion of the Offer;

•	seeking to prohibit the ownership or operation by Inamed or Allergan or any of their respective subsidiaries of any material business or assets of Inamed or Allergan (other than those contemplated in the Allergan Merger Agreement relating to the Reloxin Assets and other non-material assets or businesses of Allergan or Inamed or their respective subsidiaries);

•	seeking to prohibit Allergan from effectively controlling in any material respect the business or operations of Inamed (other than those contemplated in the Allergan Merger Agreement relating to the Reloxin Assets and other non-material assets or businesses of Allergan or Inamed or their respective subsidiaries);

•	since the date of the Allergan Merger Agreement, there will not have been any state of facts, events, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
      The conditions to the Offer set forth in the Allergan Merger Agreement (i) are for the sole benefit of Offeror, (ii) may be asserted by Offeror regardless of the circumstances giving rise to any of these conditions and (iii) may be waived by Offeror, provided that the conditions described above in both the first bullet under “— Antitrust” and the first three bullets under “— Certain Other Conditions” are not waivable. Under the Allergan Merger Agreement, Inamed must consent before (A) Offeror waives the minimum tender condition described above, (B) Offeror adds any conditions to the Offer (C) Offeror modifies any Condition to the Offer in any manner adverse to the holders of Inamed Shares or (D) Offeror changes the form of consideration.
Exchange of Inamed Shares; Delivery of Cash and Shares of Allergan Common Stock
      Allergan has retained Wells Fargo Bank, N.A. as the depositary and exchange agent for the Offer to handle the exchange of Inamed Shares for the offer consideration, including the sale of any fractional shares in the public markets and the payment of the proceeds of such sales to the stockholders on whose behalf such fractional shares are sold.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange, and will exchange, Inamed Shares validly tendered and not properly withdrawn promptly after the expiration date. In all cases, exchanges of Inamed Shares tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the exchange agent of certificates for those Inamed Shares, or a confirmation of a book-entry transfer of those Inamed Shares into the exchange agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed letter of election and transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.
      For purposes of the Offer, Offeror will be deemed to have accepted for exchange Inamed Shares validly tendered and not properly withdrawn if and when it notifies the exchange agent of its acceptance of those Inamed Shares pursuant to the Offer. The exchange agent will deliver any cash and shares of Allergan common stock issuable in exchange for Inamed Shares validly tendered and accepted pursuant to the Offer and cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Allergan common stock issued pursuant to the Offer instead of fractional shares of Allergan common stock as soon as practicable after receipt of such notice. The exchange agent will act as the agent for tendering Inamed stockholders for the purpose of receiving cash and shares of Allergan common stock from Offeror and transmitting such cash and stock to the tendering Inamed stockholders. Inamed stockholders will not receive any interest on any cash that Offeror pays in the Offer, even if there is a delay in making the exchange.

      If Offeror does not accept any tendered Inamed Shares for exchange pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted representing more Inamed Shares than are being tendered, Offeror will return certificates for such unexchanged Inamed Shares without expense to the tendering stockholder or, in the case of Inamed Shares tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures set forth below in “—Procedure for Tendering,” the Inamed Shares to be returned will be credited to an account maintained with DTC as soon as practicable following expiration or termination of the Offer.
Cash Instead of Fractional Shares of Allergan Common Stock
      Instead of any fractional shares of Allergan common stock that otherwise would be issuable pursuant to the Offer, each holder of Inamed Shares who otherwise would be entitled to receive a fraction of a share of Allergan common stock pursuant to the Offer will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Allergan common stock issued pursuant to the Offer. As soon as practicable following the completion of the Offer, the exchange agent shall determine the excess of (i) the number of whole shares of Parent Stock issuable to the former holders of Shares pursuant to the Offer including fractional shares, over (ii) the aggregate number of whole shares of Parent Stock to be distributed to former holders of Shares (such excess being collectively called the “Excess Offer Allergan common stock”). The exchange agent, shall as promptly as reasonably practicable sell the Excess Offer Allergan common stock at the prevailing prices on the New York Stock Exchange through one or more member firms of the New York Stock Exchange and shall be executed in round lots to the extent practicable. As soon as practicable after the determination of the amount of cash to be paid to former holders of Inamed Shares in respect of any fractional shares of Allergan common stock, the exchange agent shall distribute such amounts to such former holders.
Withdrawal Rights
      Inamed stockholders can withdraw tendered Inamed Shares at any time until the Offer expires and, if Offeror has not agreed to accept the shares for exchange in the Offer by January 20, 2006, Inamed stockholders can withdraw their Inamed Shares from tender at any time after such date until Offeror accepts the shares for exchange.
      For the withdrawal of Inamed Shares to be effective, the exchange agent must receive a written notice of withdrawal from the Inamed stockholder at one of its addresses set forth on the back cover of this prospectus, prior to the expiration date. The notice must include the stockholder’s name, address, social security number, the certificate number(s), the number of Inamed Shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.
      A financial institution must guarantee all signatures on the notice of withdrawal, unless the Inamed Shares to be withdrawn were tendered for the account of an eligible institution. Most banks, savings and loan associations and brokerage houses are able to provide signature guarantees. An “eligible institution” is a financial institution that is a participant in the Securities Transfer Agents Medallion Program.
      If Inamed Shares have been tendered pursuant to the procedures for book-entry tender discussed under the section entitled “—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Inamed Shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.
      Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of Offeror, Allergan, the exchange agent, the information agent, the dealer manager or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any Inamed Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, an Inamed stockholder may retender withdrawn Inamed Shares by following the applicable procedures discussed under the sections “—Procedure for Tendering” or “—Guaranteed Delivery” at any time prior to the expiration date.
Procedure for Tendering
      For an Inamed stockholder to validly tender Inamed Shares pursuant to the Offer:

•	a properly completed and duly executed letter of election and transmittal, along with any required signature guarantees, any other required documents, and certificates for tendered Inamed Shares held in certificate form must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus before the expiration date; or

•	an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and the Inamed Shares must be tendered into the exchange agent’s account at DTC pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation” must be received), in each case before the expiration date; or

•	the terms and conditions of the guaranteed delivery procedure set forth below under “—Guaranteed Delivery” must be met.
      The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the Inamed Shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of election and transmittal and that Offeror may enforce that agreement against such participant.
      The exchange agent has established an account with respect to the Inamed Shares at DTC in connection with the Offer, and any financial institution that is a participant in DTC may make book-entry delivery of Inamed Shares by causing DTC to transfer such shares prior to the expiration date into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Inamed Shares may be effected through book-entry transfer at DTC, the letter of election and transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed. Offeror cannot assure Inamed stockholders that book-entry delivery of Inamed Shares will be available. If book-entry delivery is not available, Inamed stockholders must tender Inamed Shares by means of delivery of Inamed Share certificates or pursuant to the guaranteed delivery procedure set forth below under “—Guaranteed Delivery.”
      Signatures on all letters of election and transmittal must be guaranteed by an eligible institution, except in cases in which Inamed Shares are tendered either by a registered holder of Inamed Shares who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of election and transmittal or for the account of an eligible institution.
      If the certificates for Inamed Shares are registered in the name of a person other than the person who signs the letter of election and transmittal, or if certificates for unexchanged Inamed Shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.
      Inamed stockholders must tender one Inamed preferred stock purchase right for each Inamed Share tendered to effect a valid tender, whether or not a distribution of the rights has occurred, unless the Board of Directors of Inamed has previously redeemed the Inamed rights. Nevertheless, if the Inamed rights have been distributed, Offeror will be entitled to accept for exchange Inamed Shares prior to receipt of the associated

Inamed rights certificate and, subject to complying with SEC rules and regulations, withhold payment of all or a portion of the Offer consideration until receipt of the rights certificate or a book entry transfer of such rights.
      The method of delivery of Inamed Share certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering Inamed stockholder, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, Offeror recommends registered mail with return receipt requested, properly insured. In all cases, Inamed stockholders should allow sufficient time to ensure timely delivery.
      To prevent backup United States federal income tax withholding, each Inamed stockholder must provide the exchange agent with its correct Taxpayer Identification Number and certify whether it is subject to backup withholding of Federal income tax by completing the Substitute Form W-9 included in the letter of election and transmittal. Some stockholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit an Internal Revenue Service Form W-8BEN, or other applicable Form W-8, signed under penalties of perjury, attesting to that individual’s exempt status.
      The tender of Inamed Shares pursuant to any of the procedures described above will constitute a binding agreement between Offeror and the tendering Inamed stockholder upon the terms and subject to the conditions of the Offer.
Guaranteed Delivery
      Inamed stockholders desiring to tender Inamed Shares pursuant to the Offer but whose certificates are not immediately available or cannot otherwise be delivered with all other required documents to the exchange agent prior to the expiration date or who cannot complete the procedure for book-entry transfer on a timely basis, may nevertheless tender Inamed Shares, as long as all of the following conditions are satisfied:

•	the tender is by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Offeror, is received by the exchange agent as provided below on or prior to the expiration date; and

•	the certificates for all tendered Inamed Shares (or a confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of election and transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of election and transmittal are received by the exchange agent at one of its addresses on the back cover of this prospectus within three NYSE trading days after the date of execution of such notice of guaranteed delivery.
      An Inamed stockholder may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent at one of its addresses on the back cover of this prospectus. The notice must include a guarantee by an eligible institution in the form set forth in the notice.
      In all cases, Offeror will exchange Inamed Shares tendered and accepted for exchange pursuant to the Offer only after timely receipt by the exchange agent of certificates for Inamed Shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described above), a properly completed and duly executed letter of election and transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.
Grant of Proxy
      By executing a letter of election and transmittal as set forth above, an Inamed stockholder irrevocably appoints Offeror’s designees as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to its Inamed Shares tendered and accepted for exchange by Offeror and with respect to any and all other Inamed Shares and other securities issued or issuable in respect of those Inamed Shares on or after the expiration date. That appointment is effective, and voting rights will be affected, when and only to the extent that Offeror accepts tendered Inamed Shares for exchange pursuant to the Offer and deposits with the exchange agent the cash consideration or the shares of Allergan common stock consideration for such Inamed Shares. All such proxies shall be considered coupled with an interest in the tendered Inamed Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that the Inamed stockholder has given will be revoked, and such stockholder may not give any subsequent proxies (and, if given, they will not be deemed effective). Offeror’s designees will, with respect to the Inamed Shares for which the appointment is effective, be empowered, among other things, to exercise all of such stockholder’s voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Inamed’s stockholders or otherwise, including the meeting of the Inamed stockholders to vote on the Medicis Merger. Offeror reserves the right to require that, in order for Inamed Shares to be deemed validly tendered, immediately upon the exchange of such shares, Offeror must be able to exercise full voting rights with respect to such shares. However, prior to acceptance for exchange by Offeror in accordance with terms of the Offer, the appointment will not be effective, and, Offeror shall have no voting rights as a result of the tender of Inamed Shares.
Fees and Commissions
      Tendering registered Inamed stockholders who tender Inamed Shares directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Tendering Inamed stockholders who hold shares through a broker or bank should consult that institution as to whether or not such institution will charge the stockholder any service fees in connection with tendering Inamed Shares pursuant to the Offer. Except as set forth in the instructions to the letter of election and transmittal, transfer taxes on the exchange of Inamed Shares pursuant to the Offer will be paid by Offeror.
Matters Concerning Validity and Eligibility
      Offeror will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Inamed Shares, in its sole discretion, and its determination shall be final and binding. Offeror reserves the absolute right to reject any and all tenders of Inamed Shares that it determines are not in the proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Inamed Shares. No tender of Inamed Shares will be deemed to have been validly made until all defects and irregularities in tenders of Inamed Shares have been cured or waived. None of Offeror, Allergan, the exchange agent, the information agent, the dealer manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Inamed Shares or will incur any liability for failure to give any such notification. Offeror’s interpretation of the terms and conditions of the Offer (including the letter of election and transmittal and instructions thereto) will be final and binding.
      Inamed stockholders who have any questions about the procedure for tendering Inamed Shares in the Offer should contact the information agent or the dealer manager at their respective addresses and telephone numbers set forth on the back cover of this prospectus.
Announcement of Results of the Offer
      Allergan will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether Offeror will accept the tendered Inamed Shares for exchange, as promptly as practicable following the expiration of the Offer. The announcement will be made by a press release in accordance with applicable New York Stock Exchange requirements.

Ownership of Allergan After the Offer and the Inamed Merger
      Assuming that:

•	all outstanding options to purchase Inamed Shares, of which Inamed represented there were 1,057,342 as of December 13, 2005, are exercised prior to the expiration of the Offer or the consummation of the Inamed Merger;

•	Offeror exchanges, pursuant to the Offer and the Inamed Merger, 37,958,370 Inamed Shares, which number is the sum of (i) 36,901,028, the total number of Inamed Shares Inamed represented there were outstanding on December 13, 2005, and (ii) 1,057,342 shares assumed to have been issued pursuant to the exercise of Inamed stock options; and

•	134,254,772 shares of Allergan common stock are outstanding immediately prior to the consummation of the Inamed Merger;
former Inamed stockholders would own in the aggregate approximately 11% of the outstanding shares of Allergan common stock if 100% of the Inamed Shares are exchanged in the Offer.
Material U.S. Federal Income Tax Consequences
      The following discussion is the opinion of Gibson, Dunn & Crutcher LLP, tax counsel to Allergan, as to the material U.S. federal income tax consequences of the Offer, Inamed Merger, and the Post-Closing Merger to Inamed stockholders. This discussion is based on the Code, the related Treasury regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the Offer, Inamed Merger, and the Post-Closing Merger. This discussion applies only to Inamed stockholders that hold their shares of Inamed common stock, and will hold any shares of Allergan common stock received in exchange for their shares of Inamed common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the Offer, Inamed Merger, and Post-Closing Merger that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are: dealers in securities; financial institutions; insurance companies; tax-exempt organizations; holders of shares of Inamed stock as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction; holders who have a “functional currency” other than the U.S. dollar; holders who are foreign persons; holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and holders who acquired their shares of Inamed common stock through stock option or stock purchase programs or otherwise as compensation.
      In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction. INAMED STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, THE INAMED MERGER, AND THE POST-CLOSING MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Treatment of the Offer, the Inamed Merger, and the Post-Closing Merger as a Reorganization
      In the opinion of Gibson, Dunn & Crutcher LLP, the Offer, the Inamed Merger, and the Post-Closing Merger will be treated as a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. This opinion of counsel is given in reliance on customary representations and assumptions as to certain factual matters, including the following: (i) the Offer, the Inamed Merger, and the Post-Closing Merger will take place in accordance with all of the terms and conditions of the Offer, the Inamed Merger, and the Post-Closing Merger as described in this prospectus without the waiver or modification of any of those terms or conditions, (ii) none of Allergan, Inamed, or any related party acquires or redeems, in connection with the Offer or the Inamed Merger, shares of Allergan common stock issued to Inamed stockholders pursuant to the Offer or the Inamed Merger (other than pursuant to an open market stock repurchase program), (iii) after the Offer, the Inamed Merger, and the Post-Closing Merger, Allergan’s wholly-owned LLC will continue Inamed’s historic business (other than the Reloxin business) or will use a significant portion of the Inamed’s historic business assets in a business, and (iv) the description of Inamed’s business operations set forth in its SEC filings is accurate in all material respects and there will be no material changes in such operations prior to the closing of the Inamed Merger.
      Allergan does not intend to obtain a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the Offer and the Inamed Merger. The opinion of counsel will not bind the courts or the Internal Revenue Service, nor will they preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinion. No assurance can be given that contrary positions will not successfully be asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. In addition, the opinion of counsel is being delivered prior to the consummation of the proposed transaction and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. The following are the material federal income tax consequences to Inamed stockholders who, consistent with the opinion of counsel referred to above, receive their shares of Allergan common stock and/or cash pursuant to a transaction constituting a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
      The U.S. federal income tax consequences of the Offer, the Inamed Merger, and Post-Closing Merger to each Inamed stockholder will vary depending on whether the Inamed stockholder receives cash, Allergan common stock, or a combination of cash and Allergan common stock in exchange for the stockholder’s shares of Inamed common stock. At the time that an Inamed stockholder makes an election to receive cash or stock, the stockholder will not know if, and to what extent, the proration procedures will alter the mix of consideration to be received. As a result, the tax consequences to each stockholder will not be ascertainable with certainty until the stockholder knows the amount of cash and /or stock that will be received as a result of the Offer and /or the Inamed Merger.

Consequences to Inamed Stockholders

Holders who Exchange Inamed Shares Solely for Cash
      Holders of Inamed Shares who exchange all their Inamed Shares solely for cash in the Offer or the Inamed Merger will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis for the Inamed Shares exchanged. The amount and character of gain or loss will be computed separately for each block of Inamed Shares that was purchased by the holder in the same transaction. Any recognized gain or loss will be capital gain or loss and any such capital gain or loss will be long term if, as of the date of sale or exchange, such stockholder has held the Inamed Shares for more than one year or will be short term if, as of such date, such stockholder has held the Inamed Shares for one year or less.

Holders who Exchange Inamed Shares Solely for Allergan Common Stock
      Holders of Inamed Shares who exchange all of their Inamed Shares solely for shares of Allergan common stock in the Offer and/or the Inamed Merger will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of Allergan common stock. Each holder’s aggregate tax basis in the Allergan common stock received in the Offer and/or the Inamed Merger will be the same as his or her aggregate tax basis in the Inamed Shares surrendered in the transaction, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the Allergan common stock received in the Offer and/or the Inamed Merger by a holder of Inamed Shares will include the holding period of the Inamed Shares that he or she surrendered. If an Inamed stockholder has differing tax bases and/or holding periods in respect of the stockholder’s Inamed Shares, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Allergan common stock that the stockholder receives.

Holders who Exchange Inamed Shares for Allergan Common Stock and Cash
      Inamed stockholders who exchange Inamed Shares for a combination of Allergan common stock and cash pursuant to the Offer and/or the Inamed Merger will recognize gain, but not loss, in the exchange. The gain, if any, recognized will equal the lesser of (a) the amount of cash received in the transaction and (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the Allergan common stock received in the exchange over (ii) the tax basis of the Inamed Shares surrendered in the transaction. For this purpose, an Inamed stockholder must calculate gain or loss separately for each identifiable block of Inamed Shares that such stockholder surrenders pursuant to the transaction, and an Inamed stockholder cannot offset a loss realized on one block of such shares against a gain recognized on another block of such shares. Any gain recognized generally will be treated as capital gain, except that the stockholder’s gain could be treated as a dividend if the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes (under Sections 302 and 356 of the Code). The aggregate tax basis in the Allergan common stock received pursuant to the Offer and/or the Inamed Merger (including the basis in any fractional share for which cash is received) will be equal to the aggregate tax basis in the Inamed Shares surrendered in the transactions, decreased by the amount of cash received and increased by the amount of gain, if any, recognized or any amount treated as a dividend. The holding period of the Allergan common stock received in the Offer and/or the Inamed Merger by a holder of Inamed Shares will include the holding period of the Inamed Shares that he or she surrendered in exchange therefor. Cash received and gain realized in connection with the receipt of cash in lieu of a fractional share of Allergan common stock are not taken into account in making the computations of gain realized or recognized and basis in the shares received. Rather, such cash and gain are treated as described below. If an Inamed stockholder has differing tax bases and/or holding periods in respect of the stockholder’s Inamed Shares, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Allergan common stock that the stockholder receives.

The Receipt of Cash in Lieu of a Fractional Share
      A holder of Inamed Shares who receives cash in lieu of a fractional share of Allergan common stock will generally recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the Allergan common stock that is allocable to the fractional share. That gain or loss generally will constitute capital gain or loss.

Consequences to Allergan and Inamed
      Neither Allergan nor Inamed will recognize gain or loss as a result of the Offer, Inamed Merger, and the Post-Closing Merger, except for any gain that might arise if Allergan pays cash or property to Inamed in connection with these transactions and such cash or property is not distributed to Inamed shareholders. Allergan does not expect any such gain to be material.

Information Reporting and Backup Withholding
      Certain U.S. holders may be subject to information reporting with respect to the cash received in exchange for Inamed Shares, including cash received instead of a fractional share interest in shares of Allergan common stock. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. holders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

Purpose of the Offer; the Inamed Merger; Appraisal Rights

Purpose of the Offer; the Inamed Merger
      The purpose of the Offer is for Allergan to acquire control of, and ultimately the entire equity interest in, Inamed. The Offer, as the first step in the acquisition of Inamed, is intended to facilitate the acquisition of Inamed. The purpose of the Inamed Merger is for Allergan to acquire all outstanding Inamed Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Allergan intends to seek to consummate the Inamed Merger and Post-Closing Merger as promptly as practicable. Upon consummation of the Inamed Merger, the Surviving Corporation would become a wholly-owned subsidiary of Allergan.
      If Offeror owns 90% or more of the outstanding Inamed Shares following consummation of the Offer, Allergan intends to consummate the Inamed Merger as a “short-form” merger pursuant to Section 253 of the DGCL. In this case, neither the approval of any holder of Inamed Shares (other than Offeror) nor the approval of Inamed’s board of directors would be required. After the Offer is consummated, but prior to the completion of the Inamed Merger, Offeror may acquire additional Inamed Shares on the open market or in privately negotiated transactions to the extent required to reach the threshold of 90% ownership by Offeror of Inamed Shares, provided that any such purchases will not cause the Offer, the Inamed Merger and the Post-Closing Merger to fail to qualify as a reorganization under Section 368(a) of the Code. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the consideration paid per Inamed Share in the Offer.
      If Offeror owns less than 90% of the outstanding Inamed Shares following the consummation of the Offer, Allergan intends to seek to have Inamed’s board of directors submit the Inamed Merger to Inamed’s stockholders for approval in accordance with the DGCL. If the minimum tender condition described in “The Offer—Conditions of the Offer” is satisfied, Allergan will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Inamed Merger without the affirmative vote of any other Inamed stockholder.
      In the Inamed Merger, each Inamed Share (except for treasury shares of Inamed and Inamed Shares beneficially owned directly or indirectly by Allergan, including Inamed Shares acquired by Offeror in the Offer) would be converted into the right to receive, at the election of the holder thereof, cash or shares of Allergan common stock, subject to proration and appraisal rights under Delaware law, as more fully described below.
      In the Inamed Merger, Inamed stockholders will have the opportunity to elect to receive the same consideration available as in the Offer, subject to proration, such that, in the aggregate, in the Inamed Merger, 45% of the aggregate Inamed Shares canceled in the Merger will be converted into cash and 55% of the aggregate Inamed Shares canceled in the Inamed Merger will be converted into shares of Allergan common stock, subject to adjustments necessary to preserve the status of the Offer, the Inamed Merger, and the Post-Closing Merger as a reorganization under Section 368(a) of the Code. If a holder of Inamed Shares has effectively demanded an appraisal of such stockholder’s Inamed Shares prior to the Inamed Merger and not withdrawn such demand or lost such rights within 30 days after the form of election and transmittal is mailed to former Inamed stockholders, such stockholder’s shares will be treated as Inamed Shares electing to receive cash in the Inamed Merger, even if the holder thereof does not subsequently perfect its rights of appraisal.
      Rule 13e-3 promulgated under the Exchange Act, which Allergan does not believe would apply to the Inamed Merger if the Inamed Merger occurs within one year of the completion of the Offer, would require, among other things, that some financial information concerning Inamed, and some information relating to the fairness of the proposed transaction and the consideration offered to stockholders of Inamed, be filed with the SEC and disclosed to stockholders prior to the completion of the Inamed Merger.

Appraisal Rights
      Although stockholders do not have appraisal rights in connection with the Offer, Inamed stockholders at the time of the Inamed Merger who do not vote in favor of the Inamed Merger will have the right under Delaware law to dissent and demand appraisal of their Inamed Shares in accordance with Section 262 of the

DGCL. Under Section 262, dissenting Inamed stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Inamed Shares (exclusive of any element of value arising from the accomplishment or expectation of the Inamed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. In Cede & Co. and Cinerama, Inc. v. Technicolor, Inc., the Supreme Court of the State of Delaware construed Section 262 of the DGCL and held that the “accomplishment or expectation” exclusion from the calculation of fair value described in the preceding sentence is narrow and is designed to eliminate the use of pro forma data and projections of a speculative variety relating to the completion of a merger. The court held that it is appropriate to include in the calculation of fair value any known elements of value, including those elements of value that exist on the date of the merger because of a majority acquirer’s interim action in a two-step cash-out transaction. Allergan cannot assure Inamed stockholders as to the methodology a court would use to determine fair value or how a court would select which elements of value are to be included in such a determination. Any such judicial determination of the fair value of Inamed Shares could be based upon factors other than, or in addition to, the price per Inamed Share to be paid in the Inamed Merger or the market value of the Inamed Shares. The value so determined could be more or less than the price per Inamed Share to be paid in the Inamed Merger.
The Post-Closing Merger
      As soon as reasonably practicable after the Inamed Merger, Allergan will cause Inamed to merge with and into a limited liability company wholly owned by Allergan with the limited liability company surviving the merger, provided that there is no legal prohibition on completing the Post-Closing Merger.
      The Post-Closing Merger will facilitate the integration of the businesses of Allergan and Inamed. In addition, together with the Offer and the Inamed Merger, the Post-Closing Merger will have the effect of causing these transactions to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. See the discussion under the caption “Material U.S. Federal Income Tax Consequences.” Immediately prior to the Post-Closing Merger, Allergan will be the sole stockholder of the Surviving Corporation, and none of the former Inamed stockholders will have any economic interest in, or approval or other rights with respect to, the Post-Closing Merger.
Plans for Inamed
      In connection with the Offer, Allergan has reviewed and will continue to review various possible business strategies that it might consider in the event that Offeror acquires control of Inamed, whether pursuant to the Offer, the Inamed Merger or otherwise. Following a review of additional information regarding Inamed, these changes could include, among other things, changes in Inamed’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management.

Divestiture of Reloxin Assets
      In July 2002, Inamed acquired the exclusive rights in the U.S., Canada and Japan to sell Beaufour Ipsen Ltd.’s botulinum toxin Type A product, branded as Reloxintm in the U.S., for all cosmetic indications. In January 2005, Inamed announced that it has entered into a preliminary agreement among Inamed, Ipsen and McGhan Limited for the rights to distribute Reloxin in other selected international markets. Inamed has announced that it currently is conducting Phase III trials for the product.
      To minimize any antitrust issues arising from the Offer and the Inamed Merger, Allergan will agree to a prompt divestiture of the Reloxin Assets, including Inamed’s license to the Reloxin products in all markets. If and to the extent needed, Allergan will seek cooperation from Beaufour Ipsen Ltd. (“Ipsen”) in this regard. Allergan also will cooperate fully with any subsequent licensee of Reloxin to ensure that the new licensee is able to benefit from studies or other work that Inamed has done in an effort to obtain regulatory approvals from the FDA or other regulatory agencies for Reloxin, including, to the extent necessary, providing the acquiring third-party all associated information, studies, reports, FDA filings and communications. Inamed and Ipsen have entered into a termination agreement pursuant to which, subject to the consummation of

Allergan’s acquisition of Inamed and certain other conditions, all rights related to Ipsen’s Botulinum Toxin type A pharmaceutical product previously granted by Ipsen to Inamed would be returned to Ipsen, and all worldwide rights in the Reloxin® trademark would be assigned to Ipsen. Under the terms and subject to the conditions of that agreement, the return of the rights to the Botulinum Toxin type A pharmaceutical product to Ipsen, and the assignment of the worldwide rights in the Reloxin® trademark to Ipsen would be made in consideration for payment by Ipsen of ten million US dollars to Inamed.

Delisting and Termination of Registration
      If Inamed qualifies for termination of registration under the Exchange Act after the Offer is consummated, Allergan intends to seek to have Inamed withdraw the Inamed Shares from listing on the NASDAQ National Market and to terminate the registration of Inamed Shares under the Exchange Act. See “—Effect of the Offer on the Market for Inamed Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations.”

Board of Directors and Management
      Upon consummation of the Inamed Merger, the directors of Inamed as the Surviving Corporation will be the directors of Offeror immediately prior to the effective time of the Inamed Merger, and the officers of Inamed as the Surviving Corporation will be the officers of Offeror immediately prior to the effective time of the Inamed Merger. After Allergan’s review of Inamed and its corporate structure, management and personnel, Allergan will determine what additional changes, if any, would be desirable.
Effect of the Offer on the Market for Inamed Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Inamed Shares
      According to Inamed’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, there were 295 holders of record of Inamed Shares as of March 10, 2005. The purchase of Inamed Shares by Offeror pursuant to the Offer will reduce the number of holders of Inamed Shares and the number of Inamed Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Inamed Shares held by the public. The extent of the public market for Inamed Shares after consummation of the Offer and the availability of quotations for such shares will depend upon a number of factors, including the number of stockholders holding Inamed Shares, the aggregate market value of the Inamed Shares held by the public at such time, the interest of maintaining a market in the Inamed Shares and analyst coverage of Inamed on the part of any securities firms and other factors.

NASDAQ Quotation
      The Inamed Shares are quoted on the NASDAQ National Market. Depending upon the number of Inamed Shares acquired pursuant to the Offer and the aggregate market value of any Inamed Shares not purchased pursuant to the Offer, Inamed Shares may no longer meet the standards for continued listing on the NASDAQ National Market and may be delisted from the NASDAQ. The published guidelines of the NASDAQ National Market state that it would consider delisting shares of a company listed on the NASDAQ National Market if, among other things, the number of round lot holders of such shares falls below 400, the number of publicly held shares falls below 750,000 or the market value of publicly held shares falls below $5,000,000. If Inamed Shares are delisted from the NASDAQ National Market, the market for Inamed Shares would be adversely affected as described above. If Inamed Shares are not delisted prior to the Inamed Merger, then Allergan intends to delist the Inamed Shares from the NASDAQ National Market promptly following consummation of the Inamed Merger.

Registration Under the Exchange Act
      Inamed Shares currently are registered under the Exchange Act. This registration may be terminated upon application by Inamed to the SEC if Inamed Shares are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Inamed to holders of Inamed Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Inamed Shares. In addition, “affiliates” of Inamed and persons holding “restricted securities” of Inamed may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of Inamed Shares under the Exchange Act is not terminated prior to the Inamed Merger, then Allergan intends to terminate the registration of Inamed Shares following consummation of the Inamed Merger.

Margin Regulations
      Inamed Shares currently are a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Inamed Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, Inamed Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Inamed Shares could no longer be used as collateral for loans made by brokers.
Dividends and Distributions by Inamed
      If on or after the date of the Allergan Merger Agreement, Inamed:

•	splits, combines or otherwise changes its shares of common stock or its capitalization;

•	acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares;

•	pays any dividend;

•	issues or sells any additional shares of its common stock (other than shares issued pursuant to and in accordance with the terms in effect on the date of this prospectus of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing; or

•	discloses that it has taken such action,
then, without prejudice to Offeror’s rights under “—Extension, Termination and Amendment” and “—Conditions of the Offer,” Offeror may, in its sole discretion, make such adjustments in the Offer consideration and other terms of the Offer and the Inamed Merger as it deems appropriate including, without limitation, the number or type of securities to be purchased.
Certain Legal Matters; Regulatory Approvals

General
      Allergan is not aware of any governmental license or regulatory permit that appears to be material to Inamed’s business that might be adversely affected by Offeror’s acquisition of Inamed Shares pursuant to the Offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Offeror’s acquisition or ownership of Inamed Shares pursuant to the Offer. Should any of these approvals or other actions be required, Allergan and Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), or (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to Inamed’s business, or (c) certain parts of Inamed’s or Allergan’s, or any of their respective subsidiaries’, businesses, other than that relating to the Reloxin Assets, would not have to be disposed of or held separate, any of which could cause Offeror to elect to terminate the Offer without the exchange of Inamed Shares under the Offer. Offeror’s obligation under the Offer to accept for exchange and pay for Inamed Shares is subject to certain conditions. See “—Conditions of the Offer.”

Antitrust
      Under the HSR Act and the rules that have been promulgated thereunder by the FTC certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and certain waiting period requirements have been satisfied. The purchase of Inamed Shares pursuant to the Offer is subject to such requirements.
      Pursuant to the requirements of the HSR Act, Allergan filed a Notification and Report Form with respect to the Offer and the Inamed Merger with and the FTC on November 15, 2005. On December 15, 2005, Allergan received a request for additional information and documentary material, referred to as a second request, from the FTC, pursuant to the HSR Act, in connection with the Offer and the Inamed Merger. Allergan has had discussions with the staff of the FTC and currently is working, in conjunction with the staff of the FTC, to develop a mutually satisfactory plan for divestiture of Inamed’s rights to the Reloxin Assets. As a result, Allergan had anticipated the issuance of the second request as part of that process. Based on its discussions with the staff at the FTC, Allergan does not anticipate that the consummation of the Offer will be materially delayed by the Reloxin divestiture process, including as a result of the second request, or by any related FTC proceedings, however there can be no assurance that the consummation of the Offer will not be materially delayed, if permitted at all, by an FTC proceeding or proceedings of antitrust authorities in foreign jurisdictions. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Inamed Shares pursuant to the Offer may be completed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following the filing by Allergan with respect to the Offer, unless Allergan receives a request for additional information and documentary material from the FTC. Because, within the initial 30-day waiting period, the FTC requested additional information and documentary material from Allergan concerning the Offer, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date of substantial compliance by Allergan with that request. If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, Allergan may close the transaction, unless Allergan agrees with the FTC to delay closing the transaction or the FTC obtains a court order staying the transaction. In practice, complying with a request for additional information or material can take a significant amount of time. The FTC may also allow Allergan to close the transaction before the expiration of the waiting period in the event that Allergan and the FTC agree on the terms of a consent order providing for the divestiture of Reloxin. If a divestiture plan can be developed that is acceptable to the FTC, the FTC will terminate its second request and will allow the transaction to close pursuant to the terms of a consent order. Allergan is currently working with the FTC staff to negotiate the terms of a divestiture plan and consent order that are acceptable to the FTC. While there can be no assurance of the outcome of these negotiations, Allergan does not anticipate that this process will result in any material delay in closing. Moreover, if the FTC raises additional substantive issues in connection with the proposed transaction, the parties will engage in negotiations with the FTC concerning possible means of addressing those issues and may agree to delay completion of the transaction while those negotiations continue. Subject to certain circumstances described in “—Extension; Termination; Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “—Withdrawal Rights.”
      Under the laws of certain foreign nations and multinational authorities, the transaction may not be completed or control may not be exercised unless certain filings are made with these nations’ antitrust regulatory authorities or multinational antitrust authorities, and these antitrust authorities approve or clear closing of the transaction. Other foreign nations and multinational authorities have voluntary and/or postmerger notification systems. Allergan has determined that it is required to file notifications of the Offer and Inamed Merger with the antitrust authorities in Spain and Germany. Allergan filed the requisite notifications in Germany on December 8, 2005 and in Spain on December 9, 2005. Should any other approval or action be required, Allergan currently contemplates that such approval or action would be sought. Although Allergan believes that it will obtain all other material required regulatory approvals in a timely manner, there can be no assurance that all other such approvals will be received in a timely manner, or at all, or that foreign or multinational antitrust authorities will not impose unfavorable conditions for granting the required approvals.
      Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which Inamed is engaged, Allergan does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.
      In order to reduce any potential antitrust issues arising from consummation of the Offer and the Inamed Merger, Allergan will agree to an immediate divestiture of the Reloxin Assets. See “—Plans for Inamed-Divestiture of Reloxin Assets.”
Certain Relationships With Inamed
      As of the date of the Offer, Allergan beneficially owns 100 Inamed Shares, representing less than 1% of the outstanding Inamed Shares. The shares were purchased on November 8, 2005, on the NASDAQ National Market for $76.07 per Inamed Share. With the exception of the foregoing, neither Allergan nor Offeror have effected any transaction in securities of Inamed in the past 60 days. To the best of Allergan and Offeror’s knowledge, after reasonable inquiry, none of the persons listed on Annex B hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Inamed or has effected any transaction in securities of Inamed during the past 60 days.
      Except as described in this prospectus, (a) there have been no contracts, negotiations or transactions since November 21, 2003, between Allergan, or to the best of Allergan and Offeror’s knowledge, any of their directors, executive officers or other affiliates on the one hand, and Inamed or its affiliates on the other hand concerning any merger, consolidation, acquisition, tender offer, election of Inamed’s directors, or the sale of a material amount of Inamed’s assets, and (b) neither Allergan nor Offeror, nor to the best knowledge of Allergan or Offeror, after reasonable inquiry, none of the persons listed on Annex B hereto, nor any of their respective affiliates, have any other present or proposed material agreement, arrangement or understanding or relationship with Inamed or any of its executive officers, directors, controlling persons or subsidiaries.
Source and Amount of Funds
      The Offer and the Inamed Merger are not conditioned upon any financing arrangements or contingencies.
      Offeror estimates that the total purchase price for all of the outstanding Inamed Shares, including associated fees and expenses, will be approximately $3.4 billion, including approximately $1.6 billion in cash. Allergan has received a commitment letter from Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, providing for a 364-day bridge term facility in an aggregate amount of up to $1.1 billion. Any proceeds of this facility will be used solely to acquire Inamed Shares tendered in the Offer and pursuant to the Inamed Merger and to pay associated transaction fees and expenses.
Fees and Expenses
      Allergan has retained Morgan Stanley to act as financial advisor and dealer manager in connection with the Offer. The dealer manager may contact beneficial owners of Inamed Shares regarding the Offer and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of Inamed Shares. Allergan has agreed to pay the dealer manager a fee for its services as financial advisor and dealer manager in connection with the Offer. In addition, Allergan will reimburse the dealer manager for its reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of its legal counsel. Allergan has also agreed to indemnify the dealer manager and its affiliates against certain liabilities in connection with its services, including liabilities under the federal securities laws.
      In the ordinary course of its businesses, the dealer manager and its affiliates may hold positions, for its own accounts or for the accounts of its customers, in the securities of Allergan and Inamed. The dealer manager or its affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for Allergan and Inamed in the ordinary course of business. In particular, Allergan has received a commitment letter from Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, providing for a 364-day bridge term facility in an aggregate amount of up to $1.1 billion as described under the section captioned “—Source and Amount of Funds.” Allergan has agreed to pay Morgan Stanley and its affiliates certain fees for such services.
      Allergan has retained MacKenzie Partners, Inc. as information agent in connection with the Offer. The information agent may contact holders of Inamed Shares by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Inamed Shares. Allergan will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Allergan agreed to indemnify the information agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.
      In addition, Allergan has retained Wells Fargo Bank, N.A. as exchange agent in connection with the Offer. Allergan will pay the exchange agent reasonable and customary compensation for its services in connection with the Offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.
      Allergan will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Allergan nor Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer.
Accounting Treatment
      The acquisition of Inamed Shares by Allergan will be accounted for under the purchase method of accounting under U.S. GAAP, which means that Inamed’s results of operations will be included with Allergan’s from the closing date of the Offer and Inamed’s consolidated assets and liabilities will be recorded at their estimated fair values at the same time (except for the minority interest, if any, in the assets and liabilities which will remain at historical cost) with the excess, if any, allocated to specific identifiable intangibles acquired, inventory, property, plant and equipment, other assets or goodwill.
Stock Exchange Listing
      Shares of Allergan common stock are listed on the New York Stock Exchange. Allergan intends to submit an application to list on the New York Stock Exchange the shares of Allergan common stock that Allergan will issue in the Offer and Inamed Merger.

COMPARATIVE MARKET PRICE AND DIVIDEND MATTERS
Market Price History
      Allergan common stock is listed and traded on the New York Stock Exchange and is quoted under the symbol “AGN.” The Inamed Shares are listed and traded on the NASDAQ National Market and are quoted under the symbol “IMDC.” The following table sets forth, for the periods indicated, as reported by the NYSE and NASDAQ, the per share high and low sales prices of each company’s common stock.

	Allergan Common Stock			Inamed Common Stock

	High	Low	Dividends	High	Low	Dividends

2003
First Quarter	$71.53	$56.60	$0.09	$24.00	$18.53	$0.00
Second Quarter	81.55	66.81	0.09	37.64	21.91	0.00
Third Quarter	81.80	75.82	0.09	52.45	35.11	0.00
Fourth Quarter	81.48	71.65	0.09	58.90	44.27	0.00
2004
First Quarter	90.21	75.65	0.09	53.30	41.70	0.00
Second Quarter	92.61	83.13	0.09	69.80	52.25	0.00
Third Quarter	90.36	69.05	0.09	64.20	45.17	0.00
Fourth Quarter	82.10	66.78	0.09	64.09	47.24	0.00
2005
First Quarter	81.27	69.60	0.10	72.50	59.30	0.00
Second Quarter	86.29	69.01	0.10	70.80	57.75	0.00
Third Quarter	95.43	83.36	0.10	78.74	65.62	0.00
Fourth Quarter (through December 21, 2005)	109.94	85.90	0.10	88.16	69.61	0.00
      On December 15, 2003, Inamed effected a 3-for-2 stock split in the form of a 50% stock dividend (one share of common stock paid for every two shares held), paid to stockholders of record on December 1, 2003. Inamed Shares began trading at an adjusted price to reflect the stock split on December 16, 2003, and all share prices prior to this date have been restated to reflect the stock split.
      On November 18, 2005, the last full trading day prior to Allergan’s public announcement of its proposal to acquire Inamed, and December 21, 2005, the most recent practicable date prior to the date of this prospectus, the closing price of a share of Allergan common stock was $98.85 and $107.31, respectively, and the closing price of an Inamed Share was $74.44 and $87.02, respectively. Allergan encourages Inamed stockholders to obtain current market quotations for shares of Allergan common stock and Inamed Shares.
Dividends
      Allergan currently expects to pay a quarterly dividend of $0.10 per share on its common stock. Allergan’s existing and proposed debt agreements limit or are expected to limit its ability to repurchase common stock and pay dividends. Subject to these limitations, Allergan’s board of directors is free to change Allergan’s dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Allergan’s common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Allergan’s board of directors.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
      The following unaudited pro forma combined condensed statements of earnings combine the historical consolidated statements of earnings of Allergan and Inamed giving effect to the Offer and the Inamed Merger as if each had been consummated on January 1, 2004. The unaudited pro forma combined condensed balance sheet combines the historical unaudited condensed consolidated balance sheet of Allergan and the historical unaudited consolidated balance sheet of Inamed giving effect to the Offer and the Inamed Merger as if it each had been consummated on September 30, 2005.
      The allocation of purchase price in the Offer and Inamed Merger as reflected in these unaudited pro forma combined condensed financial statements has, with the assistance of independent valuation specialists, been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of the Offer and Inamed Merger. This preliminary allocation of purchase price is based on available public information and is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma combined condensed financial statements.
      For the reasons mentioned in the preceding paragraph, a final determination of the fair values of Inamed’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Inamed that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those used in the pro forma combined condensed financial statements presented below and could result in a material change in amortization of acquired intangible assets.
      The unaudited pro forma combined condensed balance sheet does not include liabilities resulting from integration planning and adjustments to the fair value of Inamed’s reported liabilities, as these are not presently estimable. In addition to the completion of the valuation, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in Inamed’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.
      The unaudited pro forma combined condensed financial statements are provided for informational purposes only. The unaudited pro forma combined condensed financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Furthermore, no effect has been given in the unaudited pro forma combined condensed statements of earnings for synergistic benefits that may be realized through the combination of the two companies or the costs that may be incurred in integrating their operations. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both Allergan and Inamed, which are incorporated by reference in this document. See the section entitled “Where To Obtain More Information” for more information on where you can obtain copies of these documents.
      Certain reclassifications have been made to conform Inamed’s historical amounts to Allergan’s presentation.

Allergan, Inc.
Unaudited Pro Forma Combined Condensed Statement of Earnings
For the nine months ended September 30, 2005
(in millions, except per share amounts)

			Pro Forma		Pro Forma
	Allergan	Inamed	Adjustments	Notes	Combined

Net sales	$1,724.3	$325.1	$—		$2,049.4
Operating costs and expenses
Cost of sales	304.3	90.3	4.9	(a)	399.5
Selling, general and administrative	689.5	137.6	(15.4)	(a)(b)	811.7
Research and development	283.5	29.9	—		313.4
Amortization of acquired identifiable intangible assets	—	4.0	51.8	(c)	55.8
Restructuring charge	37.6	(0.7)	—		36.9

Operating income	409.4	64.0	(41.3)		432.1

Non-operating income (expense)
Interest income	23.0	2.5	(12.9)	(d)	12.6
Interest expense	(7.5)	(0.8)	(41.2)	(e)	(49.5)
Gain on investments	0.8	—	—		0.8
Unrealized gain on derivative instruments, net	1.0	—	—		1.0
Other, net	3.0	2.5	—		5.5

Earnings before income taxes and minority interest	429.7	68.2	(95.4)		402.5
Provision for income taxes	163.2	19.0	(33.6)	(g)	148.6
Minority interest expense	2.7	—	—		2.7

Net earnings	$263.8	$49.2	$(61.8)		$251.2

Earnings per share:
Basic	$2.02			(h)	$1.69

Diluted	$1.98			(h)	$1.66

Weighted average shares outstanding (in millions):
Basic	130.8		17.9	(h)	148.7
Diluted	133.2		17.9	(h)	151.1
See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Allergan, Inc.
Unaudited Pro Forma Combined Condensed Statement of Earnings
For the year ended December 31, 2004
(in millions, except per share amounts)

			Pro Forma		Pro Forma
	Allergan	Inamed	Adjustments	Notes	Combined

Net sales	$2,045.6	$384.4	$—		$2,430.0
Operating costs and expenses
Cost of sales	386.7	97.9	14.8	(a)(f)	499.4
Selling, general and administrative	778.9	179.7	(14.8)	(a)(f)	943.8
Research and development	345.6	28.8	—		374.4
Amortization of acquired identifiable intangible assets	—	5.0	69.3	(c)	74.3
Restructuring charge	7.0	—	—		7.0

Operating income	527.4	73.0	(69.3)		531.1

Non-operating income (expense)
Interest income	14.1	2.0	(8.6)	(d)	7.5
Interest expense	(18.1)	(1.5)	(54.5)	(e)	(74.1)
Gain on investments, net	0.3	—	—		0.3
Unrealized loss on derivative instruments, net	(0.4)	—	—		(0.4)
Other, net	8.8	4.8	—		13.6

Earnings before income taxes and minority interest	532.1	78.3	(132.4)		478.0
Provision for income taxes	154.0	15.2	(41.2)	(g)	128.0
Minority interest expense	1.0	—	—		1.0

Net earnings	$377.1	$63.1	$(91.2)		$349.0

Earnings per share:
Basic	$2.87			(h)	$2.34

Diluted	$2.82			(h)	$2.30

Weighted average shares outstanding (in millions):
Basic	131.3		17.9	(h)	149.2
Diluted	133.9		17.9	(h)	151.8
See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Allergan, Inc.
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
As of September 30, 2005
(in millions)

			Pro Forma		Pro Forma
	Allergan	Inamed	Adjustments	Notes	Combined

ASSETS
Current assets:
Cash and equivalents	$1,110.6	$115.5	$(400.8)	(i)	$650.6
			1,045.0	(j)
			(1,045.0)	(j)
			(8.8)	(l)
			(165.9)	(p)
Short-term investments	—	62.7	—		62.7
Trade receivables, net	252.3	76.6	—		328.9
Inventories	90.5	61.1	49.0	(k)	200.6
Asset held for sale	—	—	10.0	(m)	10.0
Other current assets	173.3	25.8	(14.7)	(t)	184.4

Total current assets	1,626.7	341.7	(531.2)		1,437.2
Investments and other assets	264.1	1.4	5.9	(p)	271.4
Deferred tax assets	121.6	21.0	(142.6)	(t)	—
Property, plant and equipment, net	466.9	60.7	—		527.6
Goodwill	9.2	136.3	2,157.2	(q)	2,302.7
Intangibles, net	144.9	47.9	732.5	(n)	925.3
Acquired in-process research and development	—	—	113.4	(o)	—
			(113.4)	(o)

Total assets	$2,633.4	$609.0	$2,221.8		$5,464.2

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Notes payable	$126.0	$8.8	$(8.8)	(l)	$126.0
Accounts payable	114.4	30.9	—		145.3
Accrued expenses	263.0	40.4	—		303.4
Income taxes	96.0	12.1	—		108.1

Total current liabilities	599.4	92.2	(8.8)		682.8
Long-term debt	57.2	—	1,045.0	(j)	1,102.2
Long-term convertible notes, net of discount	518.4	—	—		518.4
Deferred tax liabilities	—	—	40.5	(t)	40.5
Other liabilities	117.8	17.3	—		135.1
Commitments and contingencies
Minority interest	1.0	—	—		1.0
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	1.3	0.4	(0.4)	(r)	1.5
			0.2	(s)
Additional paid-in capital	395.7	265.3	(265.3)	(r)	2,153.5
			1,757.8	(s)
Deferred compensation	—	(9.7)	9.7	(r)	—
Accumulated other comprehensive income (loss)	(46.3)	2.3	(2.3)	(r)	(46.3)
Retained earnings	1,192.7	241.2	(241.2)	(r)	1,079.3
			(113.4)	(o)

	1,543.4	499.5	1,145.1		3,188.0
Less — treasury stock, at cost	(203.8)	—	—		(203.8)

Total stockholders’ equity	1,339.6	499.5	1,145.1		2,984.2

Total liabilities and stockholders’ equity	$2,633.4	$609.0	$2,221.8		$5,464.2

Pro forma common shares outstanding(u)					149.5

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1	Basis of Presentation
      On November 15, 2005, Allergan announced an offer by its wholly owned subsidiary, Offeror, to acquire all outstanding shares of common stock of Inamed. Under the terms of the offer, stockholders of Inamed may elect to exchange each share of Inamed common stock for either $84.00 in cash or 0.8498 of a share of common stock of Allergan, such that the total value of the consideration payable will be $1.45 billion in cash and 17.9 million shares of Allergan common stock.
      Offeror’s offer was made subsequent to the execution of a merger agreement by and among Inamed and Medicis Pharmaceutical Corporation (Medicis) announced by Inamed and Medicis in March 2005. As of the date of Offeror’s offer, the merger with Medicis had not been completed. On December 13, 2005, Medicis and Inamed each announced the termination of the Medicis merger agreement pursuant to a Merger Termination Agreement.
      As of September 30, 2005 there were approximately 36.4 million shares of Inamed common stock outstanding and approximately 1.8 million Inamed shares estimated to be issuable upon exercise of outstanding options. Based on these amounts and the terms outlined above, Inamed stockholders will receive a total of approximately 17.9 million shares of Allergan common stock and $1,445.8 million in cash. The exact number of shares to be issued and exact amount of cash to be paid will depend on the number of related Inamed shares outstanding at the closing of the merger.
      The purchase price of the acquisition is approximately $3.4 billion estimated as follows (in millions):

Value of Allergan shares issued	$1,758.0
Cash consideration	1,445.8
Transaction costs (including $90 million of estimated break-up fees associated with the termination of the Medicis merger transaction)	165.9

Total	$3,369.7

      The allocation of the purchase price as of September 30, 2005 is summarized below (in millions):

Current assets	$390.7
Property, plant and equipment	60.7
In-process research and development	113.4
Assets held for sale	10.0
Identifiable intangible assets (including developed technology of $654.4, customer relationships of $86.4, core technology of $35.5 and other intangibles of $4.1)	780.4
Goodwill	2,293.5
Other assets (including deferred tax assets)	28.3
Current liabilities	(92.2)
Additional deferred tax liabilities	(197.8)
Other long-term liabilities	(17.3)

Net assets	$3,369.7

      The value of the Allergan shares used in determining the purchase price was $98.35 per share based on the average of the closing price of Allergan common stock for a range of four trading days, two days prior to and two days subsequent to the announcement of the offer.
      The determination of the final purchase price and allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, including fair values of acquired in-process research and development and other identifiable intangibles, and the fair value of liabilities assumed as of the date that the acquisition is consummated. The excess of the purchase price over the fair value of assets and liabilities acquired is allocated to goodwill. The purchase price allocation will remain preliminary until Allergan completes a third party valuation of significant identifiable intangible assets acquired (including in-process research and development), evaluates integration plans to be undertaken following the consummation of the merger, and determines the fair values of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the consummation of the merger. The final amounts allocated to assets and liabilities acquired could cause material differences in the information presented in the unaudited pro forma combined condensed financial statements.
      The amount allocated to acquired in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the date of expected closing of the merger, will not have reached technological feasibility and have no alternative future use. The values of the research projects will be determined based on analyses using cash flows to be generated by the products that result from the in-process projects. These cash flows will be estimated by forecasting total revenues expected from these products and then deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of net cash flows arising from the in-process technology. These cash flows will be substantially reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties given the projected stage of development of these projects at closing. For purposes of the unaudited pro forma combined condensed balance sheet as of September 30, 2005, $113.4 million of the total purchase price has been allocated to acquired in-process research and development, which includes the estimated value of Inamed’s silicone gel filled breast implant technology for use in the United States ($53.1 million) and Juvederm, a non-animal based, cross-linked hyaluronic-acid dermal filler technology for use in the United States ($60.3 million), both of which are not expected to have reached technological feasibility as of the closing date and have no alternative future use. The amounts allocated to in-process research and development will be charged to the statement of earnings in the period the acquisition is consummated.
      In connection with this transaction, Allergan expects to divest all of Inamed’s exclusive sales rights of Reloxin, a botulinum toxin Type A product that has not yet been approved for sale in the United States. Accordingly, the estimated fair value of Reloxin has been capitalized and is reflected as an asset held for sale on the unaudited pro forma combined condensed balance sheet.

Note 2	Pro Forma Adjustments

Pro Forma Statement of Earnings Adjustments
      (a)     To reclassify Inamed product warranty costs of $4.9 million for both the nine month period ended September 30, 2005 and the year ended December 31, 2004 from Selling, General and Administrative expense to Cost of Sales to conform to Allergan’s presentation.
      (b)     To eliminate $10.5 million of costs related to the Medicis merger transaction that will not have an ongoing impact on the combined operations. The elimination of these costs will not be tax affected for pro forma purposes as they were not tax affected by Inamed due to the fact that these costs are capitalizable by Inamed under current tax regulations.
      (c)     Reflects amortization of $55.8 million and $74.3 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively, for identified intangible assets based on the estimated fair values assigned to these assets at the date of acquisition and estimated useful lives of 15 years, 4 years and 16 years for developed technology, customer relationships and core technology, respectively, and the elimination of historical Inamed intangible amortization of $4.0 million and $5.0 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively. Acquired other intangible assets of $4.1 million are estimated to not be subject to amortization, consistent with Inamed’s current public disclosures. Assuming an aggregate average useful life of 15 years, straight-line amortization, and a tax rate of 25.0%, for every additional $50 million allocated to identified intangible assets, net earnings will decrease by $1.9 million and $2.5 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively.

      (d) Reflects lower interest income due to the assumed use of $575.5 million of Allergan cash and equivalents to finance a part of the cash portion of the merger consideration and transaction costs and retirement of Inamed’s notes payable balance and assumes interest rates based on Allergan’s historical average interest rate earned on cash equivalents of 3.00% and 1.50% for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively.
      (e)     Reflects higher incremental interest expense of $40.5 million and $53.6 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively, and amortization of debt issuance costs of $0.7 million and $0.9 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively, due to additional assumed borrowings of $1.045 billion at varying interest rates to finance a part of the cash portion of the merger consideration and transaction costs in excess of Allergan’s cash and equivalents available to finance the merger. Allergan expects to re-finance the 364-day bridge term facility used to initially fund a portion of the offer and merger consideration and transaction costs with senior long-term debt totaling $1.045 billion with a mix of financing maturities. For purposes of these pro forma financial statements, estimated maturities of total pro forma combined long-term debt (including long-term convertible notes) due after one year are: zero in 2006; $518.4 million in 2007; $282.2 million in 2008; zero in 2009; $250.0 million in 2010 and $570.0 million after 2010. The effect of a 0.125 percentage point variance in the interest rate on net earnings, assuming a tax rate of 38.0%, is $0.6 million and $0.8 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively.
      (f)     To reclassify royalty expense of $9.9 million for the year ended December 31, 2004 from Selling, General and Administrative expense to Cost of Sales to conform to Inamed’s 2005 presentation.
      (g)     Represents the income tax effect of unaudited pro forma combined condensed statement of earnings adjustments using an estimated effective tax rate of 25.0% for adjustments to the fair value of Inamed’s net assets and an estimated combined United States federal and state statutory rate of 38.0% applied to the interest income and interest expense adjustments.
      (h)     Pro forma basic earnings per share is calculated by dividing the pro forma combined net income by the pro forma weighted average shares outstanding. Pro forma diluted earnings per share is calculated by dividing the pro forma combined net income by the pro forma weighted shares outstanding and dilutive potential weighted shares outstanding. A reconciliation of the shares used to calculate Allergan’s historical basic and diluted earnings per share to shares used to calculate the pro forma basic and diluted earnings per share follows (in millions):

Basic

	Nine Months
	Ended	Year Ended
	September 30, 2005	December 31, 2004

Shares used to calculate Allergan’s historical basic earnings per share	130.8	131.3
Shares issued in connection with the acquisition of Inamed	17.9	17.9

Shares used to calculate pro forma basic earnings per share	148.7	149.2

Diluted

	Nine Months
	Ended	Year Ended
	September 30, 2005	December 31, 2004

Shares used to calculate Allergan’s historical diluted earnings per share	133.2	133.9
Shares issued in connection with the acquisition of Inamed	17.9	17.9

Shares used to calculate pro forma diluted earnings per share	151.1	151.8

Pro Forma Balance Sheet Adjustments
      (i)     Reflects the use of Allergan cash and equivalents to finance a part of the cash portion of the offer consideration and merger consideration.
      (j)     Reflects the receipt and use of assumed proceeds of additional borrowings to finance a part of the cash portion of the offer consideration and merger consideration and transaction costs.
      (k)     Reflects adjustment of the historical Inamed inventories to estimated fair value. Because this adjustment is directly attributed to the transaction and will not have an ongoing impact in excess of one year, it is not reflected in the unaudited pro forma combined condensed statements of earnings. However, this inventory adjustment will impact cost of sales subsequent to the consummation of the transaction.
      (l)     Reflects the use of Allergan cash and equivalents to retire Inamed’s notes payable balance.
      (m)     Reflects the portion of the purchase price allocated to Inamed’s exclusive sales rights of Reloxin, a botulinum toxin Type A product that has not yet been approved for sale in the United States, which will be divested by Allergan immediately after the completion of the merger.
      (n)     Reflects the portion of the purchase price allocated to acquired intangible assets, including developed technology of $654.4 million, customer relationships of $86.4 million, core technology of $35.5 million and other intangibles of $4.1 million, less Inamed’s historical net intangible assets of $47.9 million. The amount of intangible assets is subject to change and will be finalized upon consummation of the transaction and completion of an evaluation.
      (o)     Reflects the portion of the purchase price allocated to acquired in-process research and development projects that, as of the closing date of the merger, will not have reached technical feasibility and have no alternative future use. The preliminary estimate of the fair value of acquired in-process research and development is $113.4 million. The amount of acquired in-process research and development is subject to change and will be finalized upon consummation of the transaction and completion of an evaluation. Because this expense is directly attributable to the acquisition and will not have a continuing impact in excess of one year, it is not reflected in the unaudited pro forma combined condensed statements of earnings. However, this item will be recorded as an expense in the period that the acquisition is completed. For every incremental $10.0 million increase to the amount allocated to acquired in-process research and development, there will be a $10.0 million decrease to net income in the period in which the transaction occurs. Additionally, goodwill will also decrease by $10.0 million.
      (p)     Reflects the use of cash and equivalents to pay estimated break-up costs associated with the terminated Medicis merger ($90.0 million) and estimated transaction costs ($75.9 million). Estimated transaction costs consist primarily of investment banker fees, legal and professional fees, severance costs and debt issuance costs. Estimated debt issuance costs of $5.9 million are reflected in Investments and other assets in the unaudited pro forma combined condensed balance sheet.
      (q)     The adjustment to goodwill reflects the elimination of historical Inamed goodwill of $136.3 million and the addition of goodwill from the purchase price allocation of $2,293.5 million.

      (r)     Reflects the elimination of historical Inamed stockholders’ equity.
      (s)     Reflects the estimated fair value of Allergan common stock issued to finance a portion of the offer and merger consideration and transaction costs.
      (t)     Reflects a deferred income tax liability of $197.8 million related to purchase price basis adjustments at an estimated annual effective tax rate for Inamed of 25.0%, and a related reclassification of $14.7 million and $142.6 million of Allergan and Inamed historical current and long-term deferred tax assets, respectively, against this amount.
      (u)     The pro forma common shares outstanding as of September 30, 2005 is calculated as follows (in millions):

Historical Allergan common shares outstanding as of September 30, 2005, net of 2.7 million treasury shares	131.6
Shares assumed issued in connection with the acquisition of Inamed	17.9

Pro forma common shares outstanding as of September 30, 2005	149.5

DESCRIPTION OF ALLERGAN CAPITAL STOCK
      Allergan’s authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of October 28, 2005, there were 134,254,772 shares of Allergan common stock outstanding (including 2,646,927 shares held in treasury) and held of record by approximately 6,038 stockholders, and no shares of preferred stock were outstanding. On such date, 12,025,235 shares of common stock were subject to outstanding options.
      The following description of the terms of the common stock and preferred stock of Allergan is not complete and is qualified in its entirety by reference to Allergan’s Restated Certificate of Incorporation, as amended, and its Bylaws, each of which are filed as an exhibit to the registration statement of which this prospectus is a part. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”
Common Stock
      Holders of Allergan’s common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. For the past three fiscal quarters, Allergan has paid a dividend of $0.10 per share per quarter, increased from $0.09 paid per quarter, in each of the prior eight quarters. Each holder of Allergan common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding-up of its business, the holders of Allergan common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of any shares of preferred stock then outstanding. The holders of Allergan common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the Allergan common stock.
      Allergan’s common stock is listed on the New York Stock Exchange under the symbol “AGN.” The transfer agent and registrar for the common stock is Wells Fargo Bank, N.A
Preferred Stock
      Allergan’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Allergan preferred stock in one or more series and to fix the following terms of the preferred stock:

•	designations, powers, preferences, privileges;

•	relative participating, optional or special rights; and

•	the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.
      Any or all of these rights may be greater than the rights of the Allergan common stock. Allergan’s board of directors has designated 1,500,000 shares of preferred stock “Series A Junior Participating Preferred Stock,” which shares are issuable upon certain events specified in Allergan’s rights plan, as described below.
      Allergan’s board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Allergan or make it more difficult to remove Allergan’s management. Additionally, the issuance of Allergan preferred stock may have the effect of decreasing the market price of Allergan’s common stock.
Rights Plan
      On January 25, 2000, Allergan’s board of directors declared a dividend of one preferred stock purchase right for each share of common stock, par value $0.01 per share, outstanding as of the close of business on February 18, 2000, the record date. As long as the rights are attached to Allergan’s common stock, Allergan will issue one right (subject to adjustment) with each new share of Allergan common stock so that all shares of Allergan common stock will have attached rights. When exercisable, each right will entitle the registered holder to purchase from Allergan one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $300.00 per one one-hundredth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a stockholder as a result of holding the right. The rights trade automatically with shares of Allergan common stock and may only be exercised in connection with certain attempts to takeover Allergan. The rights are designed to protect the interests of Allergan and its stockholders against coercive takeover tactics and to encourage potential acquirors to negotiate with its board of directors before attempting a takeover. The preferred stock purchase rights theoretically could, but are not intended to, deter takeover proposals that might be in the best interests of Allergan’s stockholders.
      The description and terms of the preferred stock purchase rights set forth above is not complete and is qualified in its entirety by reference to the rights agreement, dated as of January 25, 2000, between Allergan and Wells Fargo Bank, N.A. (as successor rights agent to EquiServe Trust Company, N.A. and First Chicago Trust Company of New York), as amended January 2, 2002, January 30, 2003 and October 19, 2005, and as may be amended further from time to time. The rights expire on February 18, 2010.
Delaware Law Anti-takeover Provisions
      As a Delaware corporation, Allergan is subject to the provisions of Section 203 of the DGCL. Under Section 203, Allergan generally would be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder unless:

•	prior to this time, Allergan’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Allergan’s voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by Allergan’s board of directors and authorized at an annual or special meeting of Allergan’s stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of a corporation’s assets involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder, subject to limited exceptions;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation’s capital stock beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding Allergan voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

      The description of Section 203 of the DGCL above is qualified in its entirety be reference to such section, a copy of which is attached hereto as Annex D.
Restated Certificate of Incorporation and Bylaw Provisions
      Various provisions contained in Allergan’s restated certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control of Allergan or its management and may limit the ability of Allergan stockholders to remove current management or approve transactions that Allergan stockholders may deem to be in their best interests. These provisions:

•	authorize Allergan’s board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide Allergan’s board into three classes of directors, with each class serving a staggered three-year term;

•	require that any action required or permitted to be taken by Allergan’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Allergan’s board of directors or a committee of its board of directors;

•	state that special meetings of Allergan’s stockholders may be called only by the chairman of its board of directors, its board of directors itself or its president;

•	provide that certain provisions of Allergan’s restated certificate of incorporation can be amended only by supermajority vote of the outstanding shares; and

•	allow Allergan’s directors, and not its stockholders, to fill vacancies on its board of directors, including vacancies resulting from removal or enlargement of the board.

COMPARISON OF STOCKHOLDERS’ RIGHTS
      Holders of Inamed Shares may elect to receive shares of Allergan common stock as part of the consideration in the Offer. Inamed and Allergan are both organized under the laws of the State of Delaware. The following is a summary of the material differences between (a) the current rights of Inamed stockholders under Delaware law and Inamed’s certificate of incorporation and bylaws and (b) the current rights of Allergan stockholders under Delaware law and Allergan’s restated certificate of incorporation and bylaws, each as amended to date.
      The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Delaware law and Inamed and Allergan’s constituent documents, which Inamed stockholders should read. Copies of the respective companies’ constituent documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where To Obtain More Information.”

	Allergan	Inamed

Authorized Capital Stock	The authorized capital stock of Allergan currently consists of (i) 300,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of preferred stock without further stockholder approval.	The authorized capital stock of Inamed currently consists of (i) 100,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of Preferred Stock without further stockholder approval.

Dividend Policy	Allergan has no legal or contractual obligation to pay dividends. However, Allergan recently has paid and currently expects to pay a quarterly dividend of $0.10 on its common stock. Allergan’s board of directors is free to change Allergan’s dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Allergan’s common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Allergan’s board of directors. In addition, Allergan’s debt agreements (including the commitment letter from Morgan Stanley discussed above) limit its ability to pay dividends.	Inamed has no legal or contractual obligation to pay dividends.

Voting, Generally	• One vote per share of common stock. • No cumulative voting for directors.	• One vote per share of common stock. • No cumulative voting for directors.

Number of Directors and Size of Board	Allergan’s bylaws provide for between three and 15 directors to serve on its board of directors and authorizes the board of directors to	Inamed’s bylaws provide for between three and nine directors to serve on its board of directors and authorizes the board of directors to set the

	Allergan	Inamed

	set the number of directors within these parameters. Allergan’s board of directors currently consists of eleven directors.	number of directors within these parameters. Inamed’s board of directors of directors currently consists of six directors.

Term of Directors	Allergan’s directors serve for three years. The directors are divided into three classes, and the terms of approximately one-third of the directors expire each year.	Inamed’s directors are elected to one-year terms expiring at the next annual stockholders’ meeting following election. Inamed’s certificate of incorporation does not provide for staggered terms.

Removal of Directors	Allergan’s certificate of incorporation provides that Allergan’s directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the combined voting power of Allergan common stock.	Inamed’s certificate of incorporation provides that any of Inamed’s directors may be removed with or without cause by the affirmative vote of the stockholders holding a majority of the shares entitled to vote in the election of such director, subject to the rights of the holders of any series of preferred stock to elect directors.

Vacancies on the Board	Vacancies on Allergan’s board of directors are filled by a majority of the remaining directors then in office.	Vacancies on Inamed’s board of directors are filled by a majority of the remaining directors then in office.

Board Quorum and Vote Requirements	At all Allergan board meetings, the presence of a majority of the directors then in office constitutes a quorum. Except as otherwise required by law or by Allergan’s certificate of incorporation or bylaws, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board.	At Inamed board meetings, a majority of the fixed number of directors shall constitute a quorum for the transaction of business, except that when the Board of Directors consists of one director, then the one director shall constitute a quorum.

Annual Stockholders Meetings	The annual meeting of Allergan stockholders is held on such date, at such time and at such place as may be designated by the board of directors.	The annual meeting of Inamed stockholders is held on such date, at such time and at such place as may be designated by the board of directors.

Special Stockholders Meetings	Special meetings of Allergan stockholders may not be called by Allergan stockholders. These meetings may be called only by:

•   the board of directors;

•   the chairman of the board of directors; or

• the president of the corporation.	Special meetings may be called at any time by:

•   a majority of the board of directors

•   the chairman of the board; or by the President; or

• holders of not less than ten percent (10%) of the voting power of all outstanding shares of voting stock.

Quorum for Stockholders Meetings	Except as otherwise expressly provided by law or by Allergan’s certificate of incorporation or bylaws, the presence in person or representation by proxy of holders of	Except as otherwise expressly provided by law or by Inamed’s certificate of incorporation or bylaws, the presence in person or representation by proxy of holders of

	Allergan	Inamed

	record of shares that represent at least a majority of common stock issued and outstanding constitutes a quorum for the transaction of business at that meeting.	record of shares that represent at least a majority of common stock issued and outstanding constitutes a quorum for the transaction of business at that meeting.

Advance Notice Procedures for a Stockholder Proposal	In general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Allergan in writing between 30 and 60 days prior to the first anniversary of the previous year’s annual meeting of stockholders.

The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.	Any stockholder proposal or nomination for the election of a director by a stockholder shall be delivered no less than 90 days nor more than 120 days in advance of the first anniversary of Inamed’s annual meeting held in the prior year, provided, however, in the event Inamed shall not have had an annual meeting in the prior year, such notice shall be delivered no less than 90 days nor more than 120 days in advance of May 15 of the current year.

The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

Stockholder Action by Written Consent	Except as otherwise provided in Allergan’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.	Any action that may be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendment of Governing Documents	Allergan’s certificate of incorporation may be amended only by a stockholder vote. Allergan’s bylaws may be amended by a stockholder vote or by the board of directors.

Amendments to provisions of Allergan’s certificate of incorporation and bylaws by Allergan stockholders relating to the following matters require 66 2/3% of the combined voting power of outstanding Allergan common stock:

•   bylaw amendment

•   stockholder action by written consent;

• number and election of directors;	Inamed reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in its certificate of incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders therein are granted subject to such reservation, except the following may not be so amended:

•   the capitalization provisions;

•   the amendment provisions;

•   any bylaw amendment; or

• any amendment of the board number, election, term vacancies

Allergan	Inamed

• expiration of terms (classified board);

•   vacancies on the board of directors;

•   removal of directors;

•   advance notice procedures for a stockholder proposal;

•   limitation on director liability;

•   indemnification;

•   business combinations;

•   board considerations;

•   stockholder rights plan;

•   special meetings; and

• the amendment provisions.	and removal

Under the DGCL, Inamed’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and holders of a majority of the outstanding stock entitled to vote at the meeting. Inamed’s certificate of incorporation also provides that where an interested stockholder, or an affiliate or associate of an interested stockholder, has proposed to repeal, rescind, alter or amend certain provisions of the certificate of incorporation, an affirmative vote of the holders of a majority of the outstanding shares of voting stock voting together as a single class, other than the shares held by the interested stockholder proposing the action, is required to approve the action.

Inamed’s bylaws may be adopted, rescinded, altered or amended in any respect by the board of directors or by the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock, voting together as a single class.

Exculpation of Directors	Allergan’s certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to Allergan or its stockholders for monetary damages for breach of any fiduciary duty as a director.

Under Delaware law, Allergan cannot eliminate director liability for:

•   any breach of the director’s duty of loyalty to Allergan or its stockholders;

•   acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law;

• violations of § 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchases or redemptions); or	Inamed’s certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to Inamed or its stockholders for monetary damages for conduct as a director.

Under Delaware law, Inamed cannot eliminate director liability for:

•   any breach of the director’s duty of loyalty to Inamed or its stockholders;

•   acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law;

• violations of § 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchases or redemptions); or

• any transaction from which the director derives an improper personal benefit.	• any transaction from which the director derives an improper personal benefit.

	Allergan	Inamed

Indemnification of Directors, Officers and Employees	Allergan will indemnify, to the fullest extent permitted by law, its directors and officers in connection with proceedings to which they are made parties by reason of the fact that they are or were directors or officers of Allergan; provided, however, that Allergan is not required to indemnify a director or officer in connection with a proceeding commenced by such director or officer unless the proceeding was authorized by the board of directors.

The DGCL allows the above indemnification only if the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Allergan, and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In suits by Allergan, and derivative suits by stockholders of Allergan, against directors or officers of Allergan, Delaware law does not allow indemnification without judicial approval if the officer or director is adjudged to be liable to Allergan.

Allergan will advance expenses (including attorneys’ fees) before the final disposition of any proceeding upon receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Allergan.	Inamed’s bylaws provide that it will indemnify, to the fullest extent permitted by law, its directors in connection with proceedings to which they are made parties by reason of the fact that they are or were directors, officers, employees or agents of Inamed, provided, however, that Inamed is not required to indemnify an entity in connection with a proceeding commenced by such director or officer unless the proceeding was authorized by (i) the board of directors, (ii) independent legal counsel in a written opinion, or (iii) the stockholders.

The DGCL allows the above indemnification only if the agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Inamed, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In suits by Inamed, and derivative suits by stockholders of Inamed, against directors or officers of Inamed, Delaware law does not allow indemnification without judicial approval if the officer or director is adjudged to be liable to Inamed.

Inamed’s certificate of incorporation provides that it will advance reasonable expenses before the final disposition of any proceeding if the agent undertakes to repay such amount if it is determined that they are not entitled to indemnification, except that such advances will no be made if the board of directors or an independent legal counsel determines that such an agent is not entitled to indemnification.

Anti-Takeover Provisions:

Business Combination Act	Allergan is subject to Section 203 of the DGCL, which prohibits specified business combinations by an interested stockholder (defined as a holder of 15% or more of the outstanding voting shares of a corporation) for a period of three years after the stockholder becomes an interested stockholder unless

	• prior to the stockholder’s becoming an interested	Inamed is subject to Section 203 of the DGCL. However, as described above, Inamed’s board of directors has approved the Offer, the Inamed Merger and the Post-Closing Merger such that Section 203 does not apply to such transactions.

	Allergan	Inamed

stockholder, the board of directors approves the business combination or the transaction by which the stockholder becomes an interested stockholder,

•   upon completion of the transaction by which the stockholder becomes an interested stockholder, the stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by directors who are also officers and by certain employee stock ownership plans) or

•   on or after the date the stockholder becomes an interested stockholder, the business combination receives the approval of both the directors and the holders of at least two-thirds of the outstanding voting shares not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares, provided that, in most cases, such an amendment will not become effective until 12 months after its adoption and will not apply to any person who became an interested stockholder on or prior to its adoption.

Allergan has not adopted any such charter or bylaw amendment. Allergan’s certificate of incorporation defines an interested stockholder as one who becomes a holder of 5% or more of Allergan’s voting shares. Allergan’s certificate of incorporation requires that any transaction with such an interested stockholder be approved by at least 66 2/3% of the outstanding voting securities.

Stockholder Rights Plan	Allergan is party to the Rights Agreement dated as of January 25,	Inamed is a party to the Amended and Restated Rights Agreement

Allergan	Inamed

2000, as amended by the Amendment to Rights Agreement dated as of January 2, 2002, the Second Amendment to Rights Agreement dated as of January 30, 2003, and the Third Amendment to Rights Agreement dated as of October 24, 2005. The following description of the rights agreement, as amended, is subject in its entirety to the terms and conditions of the rights agreement. You should read the rights agreement carefully, a copy of which is incorporated into the registration statement, of which this prospectus is a part. See “Where to Obtain More Information.”

Pursuant to the rights agreement, one right is attached to each share of Allergan common stock outstanding.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Allergan beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Exercisability of Rights. The rights become exercisable and transferable separately from Allergan common stock upon the earlier of:

•   ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Allergan common stock, with certain exceptions, or

•   ten business days (or such later date as may be determined by action of the board of directors under certain conditions) following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Allergan common stock, with certain exceptions.

Each right will entitle the holder to purchase 1/100th shares of Series A	dated as of November 16, 1999, as amended by Amendment No. 1 dated as of December 22, 1999, Amendment No. 2 dated as of April 1, 2002, Amendment No. 3 dated as of March 20, 2005 and Amendment No. 4 dated December 20, 2005. The following description of the rights agreement, as amended, is subject in its entirety to the terms and conditions of the rights agreement. You should read the rights agreement carefully. See “Where to Obtain More Information.”

As disclosed by Inamed in an amendment to its Form 8-A relating to Inamed’s rights plan filed by Inamed with the SEC on December 21, 2005, on December 20, 2005, Inamed entered into Amendment No. 4 to the rights agreement, which excludes the Offer, the Inamed Merger and the Second Merger from the scope of the rights agreement and provides for the termination of the rights agreement and the rights issued thereunder immediately prior to the effective time of the Inamed Merger. Accordingly, the rights agreement does not apply to these transactions.

Pursuant to the rights agreement, one right is attached to each share of Inamed common stock outstanding.

Exercisability of Rights. The rights become exercisable and transferable separately from Inamed common stock upon the earlier of:

•   ten days after a person or group has acquired beneficial ownership of 15% or more of Inamed’s outstanding common stock, with certain exceptions; or

• ten business days after a person or group announces a tender or exchange offer which would result in a person or group acquiring 15% or more of Inamed’s

Allergan	Inamed

Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment. Each share of Series A Junior Participating Preferred Stock is entitled, if and when declared, to a preferential quarterly dividend payment equal to the greater of $l per share or 100 times the aggregate dividend, if any, declared per common share, subject to adjustment.

In the event of a liquidation, dissolution or winding up of the company, the holders of the Series A Junior Participating Preferred Stock will be entitled to a preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) or 100 times the payment made per share of common stock.

Each share of Series A Junior Participating Preferred Stock will have 100 votes and will vote together with the shares of common stock on matters submitted to a vote of the stockholders of the corporation.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of common stock, and the preferred shares will not be redeemable.

“Flip-In” Feature. With certain exceptions, in the event that a person acquires 15% or more of Allergan’s common stock, or if Allergan were the surviving corporation in a merger with such a person or any affiliate or associate of such a person, and the shares of Allergan common stock were not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person (which rights will thereafter be void), will thereafter have the	outstanding common stock.

Once the rights become exercisable, all rights owned by the acquiring person, and the acquiring person’s affiliates and associates, will be null and void.

If the rights become exercisable as the result of a tender offer, unless redeemed by Inamed, each right will entitle the registered holder to purchase 1/1000th shares of Series A Junior Participating Preferred Stock at an exercise price of $80, subject to adjustment. Each share of Series A Junior Participating Preferred Stock is entitled to a preferential quarterly dividend payment of $1 per share or 1,000 times the aggregate per share amount of all dividends declared on Inamed common stock. In the event of a liquidation, the holders of Series A Junior Participating Preferred Stock are entitled to a preferential liquidation payment of $1,000 per share, plus accrued dividends, or 1,000 times the aggregate amount to be distributed per share of Inamed common stock.

“Flip-In” Feature. Once a person or group acquires 15% of more of Inamed’s outstanding common stock, each right except the rights held by the acquiring person will entitle its holder to purchase, for the exercise price of the right, that number of shares of Inamed common stock having a market value equal to two times the exercise price of the right.

“Flip-Over” Feature. In the event that Inamed is acquired in a merger or other business combination transaction or similar transaction, each right except the rights held by the acquiring person will entitle its holder to purchase, for the exercise price of the right, that number of shares of the acquiring entity’s common stock having a market value

Allergan	Inamed

right to receive upon exercise that number of shares of common stock having a market value of two times the then-current purchase price of the right.

“Flip-Over” Feature. With certain exceptions, if, after a person acquires 15% or more of Allergan’s common stock, the company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a right shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then-current purchase price of the right.

“Exchange” Feature. With certain exceptions, any time after a person or group acquires 15% or more of Allergan’s outstanding common stock, but before the person or group acquires 50% or more of Allergan’s outstanding common stock, the board of directors may cause Allergan to exchange the rights (other than rights owned by an acquiring person which will have become void), in whole or in part, for shares of common stock at an exchange rate of one share of common stock per right.

Redemption of Rights. The rights may be redeemed in whole, but not in part, at a price of $.01 per right by the board of directors at any time prior to the time that a person acquires 15% or more of Allergan’s common stock. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any	equal to two times the exercise price of the right, unless the rights are earlier redeemed by Inamed.

“Exchange” Feature. At any time after any person or group acquires 15% of Inamed’s outstanding common stock, but before the person or group’s acquisition of 50% or more of the outstanding common stock, the board of directors may exchange the rights at an exchange ratio of one common share per right.

Redemption of Rights. Inamed may redeem the rights in whole at a price of $.01 per right at any time before the close of business on the tenth business day after a person or group obtains 15% or more of Inamed’s outstanding common stock.

Amendment of Rights Agreement. With limited exceptions, the rights agreement may be amended by the board of directors without consent of the holders of the rights at any time before any person or group obtains 15% or more of Inamed’s outstanding common stock. After a person or group acquires 15% or more of Inamed’s common stock, the board of directors may not amend the rights agreement in any respect that may adversely affect the interests of the right holders without their approval.

Final Expiration Date. The rights expire on June 2, 2007, unless the expiration date is extended or the rights are redeemed or exchanged.

Allergan	Inamed

redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendment of Rights Agreement. Any of the provisions of the rights agreement may be amended by the board of directors of Allergan for so long as the rights are then redeemable, and, after the rights are no longer redeemable, Allergan may amend or supplement the agreement in any manner that does not adversely affect the interests of the holders of the rights (other than an acquiring person or an affiliate or associate of an acquiring person).

Final Expiration Date. The rights expire on February 18, 2010, unless the expiration date is extended or the rights are redeemed or exchanged.

Consideration of Other Constituencies	Allergan’s certificate of incorporation does not contain any provision specifically authorizing or requiring the Allergan board of directors to consider the interests of any constituencies of Allergan other than its stockholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

However, under Delaware law, the board of directors may consider the impact of such a transaction on other constituencies, to the extent that such interests are consistent with the interests of stockholders.	Inamed’s certificate of incorporation does not contain any provision specifically authorizing or requiring the Inamed board of directors to consider the interests of any constituencies of Inamed other than its stockholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

However, under Delaware law, the board of directors of a Delaware corporation such as Inamed may consider the impact of such a transaction on other constituencies, to the extent that such interests are consistent with the interests of stockholders.

ALLERGAN’S EXISTING DEBT AGREEMENTS
Zero Coupon Convertible Senior Notes
      On November 6, 2002, Allergan issued zero coupon convertible senior notes due 2022, or “Senior Notes,” in a private placement. The Senior Notes:

•	represent Allergan’s unsecured senior obligations and rank equally with all of its other unsecured senior indebtedness and are junior to all of its current and future secured indebtedness;

•	have a $641,510,000 aggregate principal amount at maturity;

•	accrue interest at 1.25% annually;

•	will mature on November 6, 2022;

•	were issued at a discount of $141.5 million; and

•	are convertible under certain circumstances into 11.41 shares of Allergan’s common stock for each $1,000 principal amount at maturity.
      The Senior Notes are convertible:

•	if the closing price of Allergan’s common stock exceeds certain levels;

•	the credit ratings assigned to the Senior Notes are reduced below specified levels; or

•	Allergan calls the Senior Notes for redemption, makes specified distributions to its stockholders or becomes a party to certain consolidation, merger or binding share exchange agreements.
      Based on the terms of the Senior Notes, an assessment of the conversion criteria is performed each fiscal quarter, the result of which affects the holders’ ability to convert the Senior Notes in the immediately succeeding fiscal quarter. As of September 30, 2005, the conversion criteria had been met and holders may elect to convert the Senior Notes into shares of Allergan common stock between October 1, 2005 and December 31, 2005. Allergan does not currently expect any of the holders of the Senior Notes to elect conversion during its fourth fiscal quarter of 2005. If the conversion criteria are not met in the fiscal quarter ending December 31, 2005, the holders’ ability to convert the Senior Notes will be restricted until the conversion criteria are again met.
      On July 28, 2004, Allergan, together with Wells Fargo Bank, as trustee, executed a supplemental indenture to the indenture governing the Senior Notes. The supplemental indenture amends the indenture’s redemption and conversion provisions to restrict Allergan’s ability to issue common stock in lieu of cash to holders of the Senior Notes upon any redemption or conversion. Upon any redemption, Allergan is now required to pay the entire redemption amount in cash. In addition, upon any conversion, Allergan will pay cash up to the accreted value of the Senior Notes converted and will have the option to pay any amounts due in excess of the accreted value in either cash or common stock.
      Holders of the Senior Notes may require Allergan to purchase the Senior Notes on any of the following dates at the following prices:

•	$829.51 per Senior Note on November 6, 2007;

•	$882.84 per Senior Note on November 6, 2012; and

•	$939.60 per Senior Note on November 6, 2017.
      In addition, holders of the Senior Notes may require Allergan to purchase the Senior Notes upon a Fundamental Change (as defined in the indenture governing the Senior Notes, as amended) prior to November 6, 2007.
      Pursuant to the supplemental indenture, Allergan is required to pay cash for any Senior Notes purchased by it on any of these three dates. Allergan was restricted from redeeming the Senior Notes before

November 6, 2005. Prior to November 6, 2007, Allergan may redeem all or a portion of Senior Notes for cash in an amount equal to their accreted value only if the price of its common stock reaches certain thresholds for a specified period of time. On or after November 6, 2007, Allergan may redeem all or a portion of the Senior Notes for cash in an amount equal to their accreted value.
Notes Payable and Other Long-Term Debt
      Allergan has a committed long-term credit facility, a committed foreign line of credit in Japan, a commercial paper program, a medium term note program, an unused debt shelf registration statement that may be used for a new medium term note program and other issuances of debt securities, and various foreign bank facilities.

•	The committed credit facility allows for borrowings of up to $400 million through May 2009.

•	The committed foreign line of credit allows for borrowings of up to three billion Japanese yen (approximately $26.4 million) through July 2006.

•	The commercial paper program provides for up to $300 million in borrowings.

•	The medium term note program allows Allergan to issue up to an additional $8.0 million in registered notes on a non-revolving basis.

•	The debt shelf registration statement provides for up to $350 million in additional debt securities.

•	Borrowings under the long-term credit facility and medium-term note program are subject to certain financial and operating covenants that include, among other provisions, maintaining minimum debt to capitalization ratios and a minimum consolidated net worth. Certain covenants also limit subsidiary debt and restrict dividend payments. Allergan is in compliance with these covenants.
      As of September 30, 2005, Allergan had $120.0 million outstanding in borrowings under its committed credit facility, $6.0 million in borrowings under various foreign bank loans, $57.2 million in borrowings under the medium term note program and no borrowings outstanding under its commercial paper program or committed foreign line of credit.
      Allergan does not currently intend to have combined borrowings under its committed credit facilities and its commercial paper program that would exceed $300 million in the aggregate.

LEGAL MATTERS
      The validity of the Allergan common stock offered by this prospectus will be passed upon for Allergan by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Additionally, Gibson, Dunn & Crutcher LLP has rendered an opinion concerning the federal income tax consequences of the Offer, Inamed Merger and Post-Closing Merger.
EXPERTS
      The consolidated financial statements and related financial statement schedule of Allergan, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and Allergan, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements and related financial statement schedule of Inamed Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and Inamed Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ANNEX A
AGREEMENT AND PLAN OF MERGER
dated as of
December 20, 2005
by and among
ALLERGAN, INC.
BANNER ACQUISITION, INC.
and
INAMED CORPORATION

i

ii

iii

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2005 (this “Agreement”), by and among Allergan, Inc., a Delaware corporation (“Parent”), Banner Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Inamed Corporation, a Delaware corporation (the “Company”).
      WHEREAS, on November 21, 2005, Merger Sub commenced an offer to purchase or exchange (the “Offer”) any and all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (together with the associated Company Rights, as defined in Section 3.01(f), the “Shares”), on the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2005 and in the related letter of election and transmittal;
      WHEREAS, pursuant to the Offer, each Share accepted for purchase or exchange will be exchanged for the right to receive, at the election of the holder of such Shares: (a) the Cash Consideration (as defined below) or (b) the Parent Stock Consideration (as defined below) plus cash in respect of fractional shares of Parent Stock (as defined below) in accordance with Section 1.01(f), and in each case subject to proration as described in Section 1.01(d);
      WHEREAS, the Agreement and Plan of Merger by and among Medicis Pharmaceutical Corporation (“Medicis”), Masterpiece Acquisition Corp. and the Company, dated as of March 20, 2005 (the “Medicis Agreement”) has been terminated pursuant to a Merger Termination Agreement entered into as of December 13, 2005 by and among Medicis, Masterpiece Acquisition Corp. and the Company;
      WHEREAS, the Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”), and the Board of Directors of the Company (the “Company Board”), have approved the acquisition of the Company pursuant to the Offer, the subsequent merger of Merger Sub with and into the Company (the “Merger”), and the Second Merger (as defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);
      WHEREAS, as soon as practicable following the Merger, Parent shall, and shall cause the Surviving Corporation (as defined in Section 2.01) to, adopt an agreement and plan of merger and reorganization whereby the Company will be merged with and into a wholly owned limited liability company subsidiary of Parent (the “Second Merger”), with such limited liability company surviving the Second Merger as a wholly owned subsidiary of Parent;
      WHEREAS, the Merger Sub Board has determined the Offer, the Merger and the Second Merger to be advisable;
      WHEREAS, (a) the Company Board has unanimously resolved and agreed to recommend acceptance of the Offer to the holders of the Shares and (b) the Company Board unanimously (i) has determined the Offer, the Merger, and the Second Merger to be advisable, fair to and in the best interests of the stockholders of the Company, and (ii) has resolved, in the event that a meeting of the Company’s stockholders is required by Law to approve the Merger, to recommend the approval and adoption of this Agreement to the stockholders of the Company;
      WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger;
      WHEREAS, Parent, Merger Sub and the Company intend for federal income tax purposes that the Offer, taken together with the Merger and the Second Merger (collectively, the “Reorganization”), qualify as a “reorganization” described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the regulations promulgated under the Code; and
      WHEREAS, certain capitalized terms used herein are defined in Section 9.03;

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
THE OFFER
      Section 1.01.     The Offer.
      (a) On November 21, 2005, Parent caused Merger Sub to commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each Share accepted by Merger Sub in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive from Merger Sub, at the election of the holder: (i) $84.00 in cash, without interest (the “Cash Consideration”), or (ii) 0.8498 of a share of common stock, par value $0.01 per share, of Parent (together with the Parent Rights, as defined in Section 3.01(f), the “Parent Stock”, and such fraction of a share of Parent Stock issuable in exchange for each Share pursuant to the Offer, the “Parent Stock Consideration”), with cash in respect of fractional shares of Parent Stock in accordance with Section 1.01(f), and in each case subject to proration as set forth in Section 1.01(d).
      (b) The obligation of Merger Sub to accept for payment or exchange, and to pay for or exchange Shares pursuant to the Offer, shall be subject only to the Minimum Condition (as defined in Annex A hereto) and to the other conditions set forth in Annex A attached hereto. Merger Sub expressly reserves the right to increase the consideration payable pursuant to the Offer and to waive any condition of the Offer, provided that the conditions described in clauses (c)(i) and (d)(i)—(iii) of Annex A attached shall not be waivable. Subject to the extension rights described in subparagraph (h) below, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment or exchange, all Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following the Expiration Date (as defined in subparagraph (h)) at which all conditions to the Offer shall have been satisfied or waived by Merger Sub, and Merger Sub shall not otherwise extend the Offer. The Company agrees that no Shares held by the Company or any of its Subsidiaries will be tendered in the Offer. Without the consent of the Company, Merger Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Cash Consideration or Parent Stock Consideration, (iii) waive or change the Minimum Condition, (iv) add to the conditions set forth in Annex A, (v) modify any condition set forth in Annex A or amend any term of the Offer set forth in this Agreement, in each case, in any manner materially adverse to the holders of Shares, or (vi) change the form of consideration.
      (c) Subject to Sections 1.01(d), (e) and (f), each holder of Shares shall be entitled to elect (i) the number of Shares which such holder desires to exchange for the right to receive the Cash Consideration (a “Cash Election”), and (ii) the number of Shares which such holder desires to exchange for the right to receive Parent Stock Consideration (a “Parent Stock Election”). Any Cash Election or Parent Stock Election shall be referred to herein as an “Election,” and shall be made on a form furnished by Merger Sub for that purpose (a “Form of Election”), included as part of the letter of election and transmittal accompanying the Offer. Holders of record who hold Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Election on behalf of their respective beneficial holders.
      (d) The maximum aggregate amount of cash payable pursuant to the Offer shall be (x) $84.00 multiplied by (y) 45% of the total number of Shares outstanding that are tendered and accepted for purchase pursuant to the Offer (such amount, the “Maximum Cash Consideration”). The maximum aggregate amount of Parent Stock Consideration issuable pursuant to the Offer shall be (x) 0.8498 shares of Parent Stock multiplied by (y) 55% of the total number of Shares outstanding that are tendered and accepted for exchange pursuant to the Offer (such amount or any lesser amount specified in accordance with Section 1.01(e) being referred to as the “Maximum Parent Stock Consideration”).

(i) If the total number of Cash Elections would require aggregate cash payments in excess of the Maximum Cash Consideration, such Elections shall be subject to proration as follows. For each Cash Election, the number of Shares that shall be converted into the right to receive the Cash Consideration shall be (A) the total number of Shares subject to such Cash Election multiplied by (B) the Cash

Proration Factor, rounded down to the nearest Share. The “Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Cash Elections made by all holders of Shares, multiplied by the Cash Consideration. All Shares subject to a Cash Election, other than Shares converted into the right to receive the Cash Consideration in accordance with this Section 1.01(d), shall be converted into the right to receive the Parent Stock Consideration. All prorations resulting from this Section 1.01(d) shall be applied on a pro rata basis, such that each Company stockholder who tenders Shares subject to a Cash Election bears its proportionate share of the proration, based on the percentage of the total Shares tendered subject to a Cash Election tendered by such Company stockholder.

(ii) If the total number of Parent Stock Elections would require the issuance in the aggregate of a number of shares of Parent Stock in excess of the Maximum Parent Stock Consideration, such Elections shall be subject to proration as follows. For each Parent Stock Election, the number of Shares that shall be converted into the right to receive the Parent Stock Consideration shall be (i) the total number of Shares subject to such Parent Stock Election multiplied by (ii) the Parent Stock Proration Factor, rounded down to the nearest Share. The “Parent Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Parent Stock Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Parent Stock Elections made by all holders of Shares, multiplied by the Parent Stock Consideration. All Shares subject to a Parent Stock Election, other than that number converted into the right to receive the Parent Stock Consideration in accordance with this Section 1.01(d), shall be converted into the right to receive the Cash Consideration. All prorations resulting from this Section 1.01(d) shall be applied on a pro rata basis, such that each Company stockholder who tenders subject to a Parent Stock Election bears its proportionate share of the proration, based on the percentage of the total Shares tendered subject to a Parent Stock Election tendered by such Company stockholder.

      (e) Each Share validly tendered but which is not the subject of a valid Election shall be deemed to be tendered subject to the following Elections:

(i) If the Cash Elections exceed the Maximum Cash Consideration such that proration of Cash Elections occur, Shares validly tendered without a valid Election will be deemed tendered subject to a Parent Stock Election;

(ii) If the Parent Stock Elections exceed the Maximum Parent Stock Consideration such that proration of Parent Stock Elections occurs, Shares validly tendered without a valid Election will be deemed tendered subject to a Cash Election; and

(iii) If no proration occurs, Shares validly tendered without a valid Election will be deemed tendered in part subject to a Cash Election and in part subject to a Parent Stock Election to the extent of the Cash Consideration and Parent Stock Consideration remaining after taking into account the Cash Elections and Stock Elections made by those Company stockholders who affirmatively made Elections in the Offer. The remaining available Cash Consideration and Parent Stock Consideration will be allocated on a pro rata basis among the Shares tendered by those Company stockholders who validly tendered Shares but did not specify an Election, such that each such Share is exchanged for the same proportion of Cash Consideration and Parent Stock Consideration, based on the respective percentages of available Cash Consideration and Parent Stock Consideration remaining after taking into account the affirmative Elections of the tendering Company stockholders.
      (f) In lieu of any fractional share of Parent Stock that otherwise would be issuable pursuant to the Offer, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Stock pursuant to the Offer will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Parent Stock issued pursuant to the Offer. As soon as practicable following the completion of the Offer, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Stock issuable to the former holders of Shares pursuant to the Offer including fractional shares, over (ii) the aggregate number of whole shares of Parent Stock to be distributed to former holders of Shares (such excess being collectively called the “Excess Offer Parent Stock”). The Exchange Agent, as agent and trustee for the former holders of Shares, shall as promptly as reasonably practicable sell the Excess Offer Parent Stock at the prevailing prices on the NYSE. The sales of the Excess Offer Parent Stock by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent and costs associated with calculating and distributing the respective cash amounts payable to the applicable former holders of Shares, incurred in connection with such sales of Excess Offer Parent Stock. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional shares of Parent Stock otherwise would have been issued in the Offer, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in respect of any fractional shares of Parent Stock, the Exchange Agent shall distribute such amounts to such former holders.
      (g) If, between the date of this Agreement and the completion of the Offer, the outstanding shares of Parent Stock or the Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Consideration, the Parent Stock Consideration, the Maximum Cash Consideration, the Maximum Parent Stock Consideration, the Cash Proration Factor and the Parent Stock Proration Factor shall be correspondingly adjusted as appropriate to provide the holders of Shares tendered pursuant to the Offer the same economic effect as contemplated by this Agreement prior to such event.
      (h) Subject to the terms and conditions thereof, the Offer shall remain open until at least 5:00 p.m., New York City time, on January 9, 2006 (the “Expiration Date,” unless extended, in which case any expiration time and date established pursuant to an authorized extension of the Offer, the “Expiration Date”); provided, however, that Merger Sub:

(i) shall, and Parent shall cause Merger Sub to, from time to time extend the Offer, in increments of no more than ten (10) Business Days each, if at the initial or any subsequent scheduled Expiration Date any of the conditions of the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived to the extent permitted by this Agreement;

(ii) shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

(iii) may extend the Offer one time only for up to five (5) Business Days if less than 90% of the total Shares on a fully diluted basis have been validly tendered and not properly withdrawn at the otherwise scheduled Expiration Date.

In each of the above cases, Parent shall cause Merger Sub to extend the Offer from time to time in accordance with this Section 1.1(h) for the shortest time periods which it reasonably believes are necessary until consummation of the Offer if the conditions of the Offer shall not have been satisfied or waived, so long as this Agreement shall not have been terminated in accordance with Article VIII hereof.
      (i) As promptly as practicable after the date of this Agreement, Parent and Merger Sub shall (i) amend or supplement (x) the Tender Offer Statement on Schedule TO with respect to the Offer (together with any amendments or supplements thereto, the “Schedule TO”) and (y) the registration statement on Form S-4 with respect to the offer and sale of Parent Stock pursuant to the Offer and the Merger (together with any amendments or supplements thereto, the “Registration Statement”), in each case as originally filed with the SEC on November 21, 2005, and in each case so as to reflect the terms and conditions of this Agreement, and file such amendments or supplements with the SEC, and (ii) cause the Offer Documents (as defined below) to be disseminated to the holders of Shares, in each case, to the extent required by applicable law. The Schedule TO as so amended or supplemented shall contain an amended Offer to Exchange reflecting the terms and conditions of this Agreement, and a revised form of letter of transmittal and election (collectively with the Prospectus, and together with any amendments or supplements thereto, the “Offer Documents”), and the Registration Statement as so amended or supplemented shall include a prospectus (the “Prospectus”) containing the information required under the Exchange Act. Parent shall cause the Schedule TO and the Registration Statement to comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent with respect to information supplied by the Company in writing for inclusion in the Schedule TO or the Registration Statement. The Company shall promptly furnish to each of Parent and Merger Sub all information concerning the Company that is required or reasonably requested by either Parent or Merger Sub in connection with such actions. The Company, Parent and Merger Sub each agrees promptly to correct any information provided by it for use in the Schedule TO or Registration Statement if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule TO and Registration Statement as so corrected to be filed with the SEC and disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Merger Sub further agree to promptly advise the Company of any comments or other communications (and promptly provide copies of any such written materials or reasonably detailed summaries of any oral communications) that Parent or Merger Sub or their counsel or representatives may receive from the SEC or its staff with respect to the Schedule TO or Registration Statement or any other securities filings of Parent or Merger Sub related to the Offer, the Merger or the transactions contemplated hereby or thereby.
      (j) Parent and Merger Sub shall comply with the obligations respecting prompt payment and announcement under the Exchange Act, and, without limiting the generality of the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer promptly following the acceptance of such Shares for payment pursuant to the Offer and this Agreement. Parent shall provide or cause to be provided to Merger Sub on a timely basis all funds and shares of Parent Stock necessary to purchase or exchange any Shares that Merger Sub becomes obligated to purchase or exchange pursuant to the Offer.
      Section 1.02.     Company Action.
      (a) The Company hereby approves of and consents to the Offer and represents and warrants that at meetings duly called and held on December 13 and 14, 2005, the Company Board unanimously (i) determined that the Offer, and this Agreement and the transactions contemplated thereby and hereby (including the Merger and the Second Merger) are advisable, fair to and in the best interests of the Company stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Offer, the Merger, and the Second Merger in all respects in accordance with Delaware law, and such approval constitutes approval of the Offer, this Agreement and the Merger for all purposes of Section 203 of the DGCL (as described in Section 4.04(b)), (iii) approved and adopted an amendment to the terms of the Company Rights Agreement (as defined in Section 3.01(f)) and took all other actions necessary to render the Company Rights Agreement inapplicable to Parent, Merger Sub, the Offer, this Agreement and the Merger (such action, collectively, the “Rights Plan Amendment”), and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Merger Sub pursuant to the Offer and that the stockholders of the Company adopt and approve this Agreement and the Merger if stockholder approval is required by the DGCL; provided, however, that such recommendation may be withdrawn, modified or amended if permitted by Section 6.03 and subject to the payment of any applicable fees resulting from such action as provided in Section 6.09. The Company consents to the inclusion of such recommendations and approvals in the Offer Documents and in the Information Statement.
      (b)(i) As promptly as practicable after the date of this Agreement, the Company shall file with the SEC an amendment to its Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed on December 5, 2005, with respect to the Offer, reflecting the Company Board’s recommendation that the Company’s stockholders accept and tender Shares pursuant to the Offer, the Company Board’s approval of this Agreement and otherwise reflecting the terms and conditions of this Agreement and including the information regarding Parent’s designees to the Company Board pursuant to Section 1.03 to the extent Parent shall have theretofore provided the information required by Section 1.03(b) (such Schedule 14D-9, as amended or supplemented from time to time, the “Schedule 14D-9”), (ii) if (x) following the completion of the Offer and any exercise of the Top-Up Option, consummation of the Merger under Section 253 of the DGCL as contemplated by Section 1.05 is not permitted by the terms of Section 253 of the DGCL and (y) Parent delivers to the Company a written consent of the holders of Shares in accordance with Section 228 of the DGCL duly adopting this Agreement under Section 251 of the DGCL and so requests, the Company shall as promptly as reasonably practicable file with the SEC an Information Statement on Schedule 14C (as amended or supplemented from time to time, the “Information Statement”), describing the Merger and the Second Merger and including such information regarding Parent, Merger Sub, the Company and the terms and approval of such transactions as is required by such form and under applicable Law, and (iii) shall disseminate the Schedule 14D-9 and the Information Statement to the holders of Shares at the times and to the extent required by applicable Laws. The Schedule 14D-9 (including the information regarding Parent’s designees to the Company Board) and the Information Statement will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Merger Sub in writing for inclusion in the Schedule 14D-9 or the Information Statement. Each of Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company in connection with such actions. The Company, Parent and Merger Sub each agrees promptly to correct any information provided by it for use in the Schedule 14D-9 or the Information Statement if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 and the Information Statement as so corrected to be filed with the SEC and disseminated to the holders of the Shares, in each case as and to the extent required by applicable Laws. The Company further agrees to promptly advise Parent of any comments or other communications (and promptly provide copies of any such written materials or reasonably detailed summaries of any oral communications) that the Company or its counsel or representatives may receive from the SEC or its staff with respect to the Schedule 14D-9 or any other securities filings of the Company related to the Offer, the Merger or the transactions contemplated hereby or thereby.
      (c) In connection with the Offer and the mailing of the Offer Documents and the Information Statement, the Company will promptly furnish Parent and Merger Sub with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares as of the most recent date practicable and shall furnish Merger Sub with such additional information and assistance (including, without limitation, updated stockholder lists, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in communicating the Offer or the matters subject to the Company Stockholder Approval (as defined in Section 4.04(a)) to the record and beneficial holders of Shares. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger or the Second Merger, Parent, Merger Sub and their respective affiliates, associates, agents and advisors shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, and, if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession promptly upon the request of the Company.
      Section 1.03.     Board of Directors and Committees; Section 14(f).
      (a) Promptly upon the purchase by Merger Sub of Shares pursuant to the Offer and from time to time thereafter, and subject to the last sentence of this Section 1.03(a), Parent shall be entitled to designate up to such number of directors, rounded to the nearest whole number, constituting at least a majority of the directors, on the Company Board as will give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this Section 1.03) and the percentage that the number of Shares beneficially owned by Parent and Merger Sub bears to the total number of outstanding Shares, and the Company shall use all reasonable efforts to, upon request by Parent, promptly, at the Company’s election, either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable Parent’s designees to be elected or appointed to the Company Board and to cause Parent’s designees to be so elected or appointed. At such times, the Company will use its best efforts to cause persons designated by Parent to constitute a majority of each committee of the Company Board, other than any committee of the Company Board, if any, established to take action under this Agreement. Notwithstanding the foregoing, the Company shall use all reasonable efforts to ensure that three of the members of the Company Board as of the date hereof shall remain members of the Company Board until the Effective Time (as defined in Section 2.02 hereof). If the number of directors who are members of the Company Board as of the date hereof is reduced below three prior to the Effective Time, the remaining directors who are members of the Company Board as of the date hereof or their designees (or if there is only one such director, that remaining director) shall be entitled to designate a person (or persons) to fill such vacancy (or vacancies).
      (b) The Company’s obligation to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Subject to the Parent’s compliance with the final sentence of this Section 1.03(b), the Company shall promptly take all actions, including filing an amendment to the Schedule 14D-9 (and disseminating such amendment to the stockholders of the Company to the extent required by applicable Laws) containing such information with respect to the Company and its officers and directors and Parent’s designees as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under this Section. Parent shall timely supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.
      (c) Following the election or appointment of Parent’s designees pursuant to this Section 1.03 and prior to the Effective Time, if there shall be any directors of the Company who were directors as of the date hereof, any amendment of this Agreement, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company’s rights hereunder or other action adversely affecting the rights of stockholders of the Company (other than Parent or Merger Sub), will require the concurrence of a majority of such directors.
      Section 1.04.     Top-Up Option.
      (a) Subject to the terms and conditions herein, the Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Parent, Merger Sub and any of Parent’s other Subsidiaries immediately following consummation of the Offer shall constitute 90% of the Shares then outstanding (on a fully diluted basis, after giving effect to the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Cash Consideration. Notwithstanding the foregoing provisions of this Section 1.04(a), the Top-Up Option shall not be exercisable if the aggregate number of Shares issuable upon exercise of the Top-Up Option, plus the aggregate number of then-outstanding Shares, plus the aggregate number of Shares issuable upon exercise of all options and other rights to purchase Shares, plus the aggregate number of shares reserved for issuance pursuant to the Company Stock Plans would exceed the number of authorized Shares.
      (b) The Top-Up Option may be exercised in whole, but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the occurrence of a Top-Up Termination Event.

(i) A “Top-Up Exercise Event” shall occur upon Merger Sub’s acceptance for payment pursuant to the Offer of Shares constituting, together with Shares owned directly or indirectly by Parent or any other Subsidiaries of Parent, at least 80 percent, but less than 90 percent, of the Shares then outstanding.

(ii) The “Top-Up Termination Date” shall occur upon the earliest to occur of (A) the Effective Time, (B) the termination of this Agreement, (C) the date that is ten business days after the occurrence of a Top-Up Exercise Event, unless the Top-Up Option has been previously exercised in accordance with the terms and conditions hereof and (D) the date that is ten business days after the Top-Up Notice Date unless the Top-Up Closing shall have previously occurred.

      (c) To exercise the Top-Up Option, Merger Sub shall send to the Company a written notice (a “Top-Up Exercise Notice”, and the date of receipt of which notice is referred to herein as the “Top-Up Notice Date”) specifying the place for the closing of the purchase and sale of shares of Shares pursuant to the Top-Up Option (the “Top-Up Closing”) and a date not earlier than one business day nor later than ten business days after the Top-Up Notice Date for the Top-Up Closing. The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to Merger Sub confirming the number of Top-Up Option Shares and the aggregate purchase price therefor.
      (d) At the Top-Up Closing, subject to the terms and conditions of this Agreement, (i) the Company shall deliver to Merger Sub a certificate or certificates evidencing the applicable number of Top-Up Option Shares, provided that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no provision of any applicable Law or judgment shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of any such exercise and (ii) Merger Sub shall purchase each Top-Up Option Share from the Company at a purchase price per Top-Up Option Share equal to the Cash Consideration. Payment by Merger Sub of the purchase price for the Top-Up Option Shares may be made, at Merger Sub’s option, by delivery of (A) immediately available funds by wire transfer to an account designated by the Company, (B) a demand note issued by Merger Sub in customary form that is reasonably acceptable to the parties, (C) shares of Parent Stock (valued based on the average closing price per share of Parent Stock over the five (5) consecutive trading days ending on and including the second full trading day preceding the Top-Up Closing), or (D) any combination thereof. Any demand note issued pursuant to the preceding sentence shall be accompanied by a credit support arrangement reasonably acceptable to the parties hereto.
      (e) Upon the delivery by Merger Sub to the Company of the Top-Up Exercise Notice, and the tender of the consideration described in Section 1.04(d), Merger Sub shall be deemed to be the holder of record of the Top-Up Option Shares issuable upon that exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing those Top-Up Option Shares shall not then be actually delivered to Merger Sub or the Company shall have failed or refused to designate the bank account described in Section 1.04(d).
      (f) Certificates evidencing Top-Up Option Shares delivered hereunder may include any legends legally required, including a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.
      (g) In the event Merger Sub exercises the Top-Up Option, the Company shall deliver to the Exchange Agent promptly after the Effective Time an amount of cash equal to the lesser of (i) the aggregate amount of cash paid by Merger Sub for the Top-Up Option Shares and (ii) the Maximum Cash Merger Consideration, and the Exchange Agent shall use such cash to pay the Cash Merger Consideration payable pursuant to Section 3.01 (the excess, if any, of (i) over (ii) shall be referred to as the “Excess Cash Amount”). For purposes of this Agreement, any cash paid to Company stockholders pursuant to the Merger as contemplated by the preceding sentence shall be deemed to be Cash Merger Consideration, and any cash payable to holders of Dissenting Shares pursuant to Section 3.02 shall first be paid from the Excess Cash Amount.
      Section 1.05.     Short Form Merger. If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Merger Sub and Parent’s other Subsidiaries collectively represent at least 90% of the then outstanding Shares, Parent shall cause Merger Sub to, and the Company shall execute and deliver such documents and instruments and take such other actions as

Parent or Merger Sub may request, in order to cause the Merger to be completed as promptly as reasonably practicable as provided in Section 253 of the DGCL, and otherwise as provided in Article II below.
ARTICLE II
THE MERGER
      Section 2.01.     The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the corporation surviving the Merger (the “Surviving Corporation”), until the Second Merger becomes effective.
      Section 2.02.     Closing. The closing of the Merger (the “Closing”) shall take place on the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or, to the extent provided by Law and this Agreement, waiver of those conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Gibson, Dunn & Crutcher LLP, at 4 Park Plaza, Irvine, California, 92614, unless another place is agreed to in writing by the parties hereto. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger or certificate of ownership and merger, as the case may be (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with and accepted by the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
      Section 2.03.     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.
      Section 2.04.     Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein, by the DGCL or by applicable Law, except that Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation shall be Inamed Corporation.”
      Section 2.05.     Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Surviving Corporation shall be amended to read the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and shall be the bylaws of the Surviving Corporation, until amended as provided therein, by the DGCL or by applicable Law.
      Section 2.06.     Directors and Officers of the Surviving Corporation.
      (a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.
      (b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.
ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATES
      Section 3.01.     Conversion of Securities.
      (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any Shares or any capital stock of Merger Sub:

(i) Subject to this Article III, each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 3.01(a)(ii) and Dissenting Shares referred to in Section 3.02) shall be converted into the right to receive, at the election of the holder, (A) $84.00 in cash, without interest but subject to proration as described below (the “Cash Merger Consideration”) or (B) 0.8498 shares of Parent Stock (the “Stock Merger Consideration” and, together with the Cash Merger Consideration, the “Merger Consideration”), subject to proration as described below, payable upon the surrender of the Certificates (as defined in Section 3.03(b)). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 3.03, the Merger Consideration pursuant to this Section 3.01(a), any cash paid in respect of fractional shares payable pursuant to Section 3.03(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.03(c), without interest.

(ii) All Shares that are (A) held by the Company as treasury shares or (B) owned by Parent or any wholly-owned Subsidiary of Parent, in each case, immediately prior to the Effective Time, shall be cancelled and retired and shall cease to exist, and no cash, securities of Parent or other consideration shall be delivered in exchange therefor.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
      (b) Subject to subparagraphs (c) through (g) below, each holder of Shares shall be entitled to elect (i) the number of Shares which such holder desires to exchange for the right to receive the Cash Merger Consideration (a “Cash Merger Election”), and (ii) the number of Shares which such holder desires to exchange for the right to receive Stock Merger Consideration (a “Stock Merger Election”). Any Cash Merger Election or Stock Merger Election shall be referred to herein as a “Merger Election,” and shall be made on a form furnished by Parent for that purpose (a “Form of Merger Election”), which form may be part of the letter of election and transmittal delivered to former Company stockholders promptly following the Merger. Holders of record who hold Shares as nominees, trustees or in other representative capacities may submit multiple Forms of Merger Election on behalf of their respective beneficial holders. Any Shares as to which the holder has not submitted a properly completed Merger Election by the close of business on the Election Deadline shall be deemed to have made no Merger Election and be treated as specified in subparagraph (d)(iii) below.
      (c) The maximum aggregate amount of cash payable pursuant to the Merger shall be (x) $84.00 multiplied by (y) 45% of the total number of Shares canceled pursuant to the Merger (other than Shares canceled pursuant to Section 3.01(a)(ii)), minus the cash value of Dissenting Shares (such amount, the “Maximum Cash Merger Consideration”). For purposes of this Section 3.01, the “cash value of Dissenting Shares” assumes that the fair value, or “cash value”, of each Dissenting Share equals the Cash Merger Consideration. The maximum aggregate amount of Stock Merger Consideration issuable pursuant to the

Merger shall be (x) 0.8498 shares of Parent Stock multiplied by (y) 55% of the total number of Shares canceled pursuant to the Merger (other than Shares canceled pursuant to Section 3.01(a)(ii)) (such amount, the “Maximum Stock Merger Consideration”).

(i) If the total number of Cash Merger Elections would require aggregate cash in excess of the Maximum Cash Merger Consideration, such Cash Merger Elections shall be subject to proration as follows. For each Cash Merger Election, the number of Shares that shall be converted into the right to receive the Cash Merger Consideration shall be (A) the total number of Shares subject to such Cash Merger Election, multiplied by (B) the Merger Cash Proration Factor, rounded down to the nearest Share. The “Merger Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Merger Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Cash Merger Elections made by all holders of Shares, multiplied by the Cash Merger Consideration. All Shares subject to a Cash Merger Election, other than Shares converted into the right to receive the Cash Merger Consideration in accordance with this Section 3.01(c), shall be converted into the right to receive the Stock Merger Consideration. All prorations resulting from this Section 3.01(c) shall be applied on a pro rata basis, such that each Company stockholder who surrenders Shares subject to a Cash Merger Election bears its proportionate share of the proration, based on the percentage of the total Shares surrendered subject to a Cash Merger Election that are surrendered by such Company stockholder, and shall be further subject to subparagraph (g) below, if applicable.

(ii) If the total number of Stock Merger Elections would require aggregate Stock Merger Consideration in excess of the Maximum Stock Merger Consideration, such Stock Merger Elections shall be subject to proration as follows. For each Stock Merger Election, the number of Shares that shall be converted into the right to receive the Stock Merger Consideration shall be (A) the total number of Shares subject to such Stock Merger Election multiplied by (B) the Merger Stock Proration Factor, rounded down to the nearest Share. The “Merger Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Stock Merger Consideration and (y) the denominator of which shall be the product of the aggregate number of Shares subject to all Stock Merger Elections made by all holders of Shares multiplied by the Stock Merger Consideration. All Shares subject to a Stock Merger Election, other than that number converted into the right to receive the Stock Merger Consideration in accordance with this Section 3.01(c), shall be converted into the right to receive the Cash Merger Consideration. All prorations resulting from this Section 3.01(c) shall be applied on a pro rata basis, such that each Company stockholder who surrendered Shares subject to a Stock Merger Election bears its proportionate share of the proration, based on the percentage of the total Shares surrendered subject to a Stock Merger Election that are surrendered by such Company stockholder, and shall be further subject to subparagraph (g) below, if applicable.
      (d) Each Share canceled in exchange for the right to receive the Merger Consideration but which is not surrendered subject to a valid Merger Election, and any Dissenting Share as to which the holder does not validly perfect, or later waives, withdraws or loses the right to appraisal and payment under the DGCL prior to the Election Deadline, shall be deemed to be surrendered subject to the following Merger Elections:

(i) If the Cash Merger Elections exceed the Maximum Cash Merger Consideration such that proration of Cash Merger Elections occur, Shares validly tendered without a valid Merger Election will be deemed tendered subject to a Stock Merger Election;

(ii) If the Stock Merger Elections exceed the Maximum Stock Merger Consideration such that proration of Stock Merger Elections occurs, Shares validly tendered without a valid Election will be deemed tendered subject to a Cash Merger Election; and

(iii) If no proration occurs, Shares validly tendered without a valid Merger Election, and any Dissenting Share as to which the holder does not validly perfect, or later waives, withdraws or loses the right to appraisal and payment under the DGCL prior to the Election Deadline, will be deemed tendered in part subject to a Cash Merger Election and in part subject to a Stock Merger Election to the extent of the Cash Merger Consideration and Stock Merger Consideration remaining after taking into account the

Cash Merger Elections and Stock Merger Elections made by those Company stockholders who affirmatively made Merger Elections in connection with the Merger. The remaining available Cash Merger Consideration and Stock Merger Consideration will be allocated on a pro rata basis among the Shares tendered by those Company stockholders who validly tendered Shares but did not tender subject to a valid Merger Election, and any Dissenting Share as to which the holder does not validly perfect, or later waives, withdraws or loses the right to appraisal and payment under the DGCL prior to the Election Deadline, such that each such Share is exchanged for the same proportion of Cash Merger Consideration and Stock Merger Consideration, based on the respective percentages of available Cash Merger Consideration and Stock Merger Consideration remaining after taking into account the affirmative Merger Elections of the tendering Company stockholders.

(iv) Any Dissenting Shares as to which the holder fails to perfect or later waives, withdraws or loses the right to appraisal and payment under the DGCL after the Election Deadline shall be deemed tendered subject to a Cash Merger Election, and will remain subject to proration to the same extent as if such holder surrendered such formerly Dissenting Shares promptly following the Effective Time subject to a valid Cash Merger Election.

      (e) Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Stock or the Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Cash Consideration, Parent Stock Consideration, Maximum Cash Consideration, Maximum Parent Stock Consideration, Cash Proration Factor, Parent Stock Proration Factor, Cash Merger Consideration, the Stock Merger Consideration, the Maximum Cash Merger Consideration, the Maximum Stock Merger Consideration, the Merger Cash Proration Factor, the Merger Stock Proration Factor shall be correspondingly adjusted as appropriate to provide the holders of Shares and Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.
      (f) Associated Rights. References in this Agreement to “Parent Stock” shall include, unless the context requires otherwise, the associated preferred share purchase rights (“Parent Rights”) issued pursuant to the Rights Agreement, dated as of January 25, 2000, between Parent and Wells Fargo Bank, N.A. (as successor in interest to Equiserve Trust Company, N.A. and First Chicago Trust Company of New York )(as amended prior to the Effective Time, the “Parent Rights Agreement”). References in this Agreement to “Shares” shall include, unless the context requires otherwise, the associated preferred share purchase rights (“Company Rights”) issued pursuant to the Amended and Restated Rights Agreement dated as of November 16, 1999 by and between the Company and U.S. Stock Transfer Corporation, as Rights Agent, as amended prior to the Effective Time (the “Company Rights Agreement”).
      (g) Notwithstanding anything in this Agreement to the contrary, if the product of (A) the number of shares of Parent Stock to be issued in the Offer and the Merger in exchange for Shares and (B) Testing Price (as defined below) of Parent Stock as reported on the NYSE on the last Business Day before the date of the public announcement of the Offer (or other applicable valuation date under Treasury Regulation Section 1.368-1(e)(2) for purposes of testing the continuity of interest requirement under Treasury Regulation Section 1.368-1(e)) (such date the “Valuation Date” and such product the “Value of Stock Consideration”) is less than 40% of the sum of the Value of Stock Consideration and the amount of Non-Stock Consideration (as defined below), then the amount of cash consideration to be paid in the Merger in exchange for Shares shall be reduced and the number of shares of Parent Stock issued in the Merger in exchange for Shares shall be increased pro-rata based on the cash consideration to which the Company stockholder is otherwise entitled pursuant to the Merger under this Agreement so as to cause such percentage to be equal to 40%. The additional shares of Parent Stock to be issued in lieu of cash pursuant to the preceding sentence shall be determined using the Stock Merger Consideration. For purposes of this paragraph, the “Non-Stock Consideration” shall mean (a) any cash consideration paid pursuant to the Offer and the Merger, (b) any Company Distribution, and (c) any other cash or property (other than shares of Parent Stock) that is transferred, paid or distributed by Parent (or any Person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3)) to holders of Shares in exchange for Shares in connection with the Offer and Merger (including any cash paid on account of dissenting shares and any payments of expenses incurred in connection with the disposition of fractional shares in the Offer and the Merger, but excluding any payment pursuant to Section 1.04(g)). The “Testing Price” shall be the lowest of the following amounts: (i) the closing Parent Stock trading price on the Valuation Date, (ii) the average between the high and low Parent Stock trading price on the Valuation Date, and (iii) the volume weighted average of the trading price of all shares of Parent Stock traded on the Valuation Date.
      Section 3.02.     Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time that are held by a Person who shall not have voted to adopt this Agreement and who properly exercises and perfects appraisal rights for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the applicable Merger Consideration as described in Section 3.01, but shall be converted into the right to receive such consideration as may be determined to be due pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under the DGCL after the Election Deadline, the right of such holder to such appraisal of its Dissenting Shares shall cease and such Shares shall be deemed canceled and converted as of the Effective Time into the right to receive the Merger Consideration as provided in Section 3.01 to which a holder who made a Cash Merger Election would be entitled, any cash paid in respect of fractional shares payable to any such holder pursuant to Section 3.03(e) and any dividends or other distributions to which any such holder is entitled pursuant to Section 3.03(c). The Company shall give Parent (a) prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company and (b) the opportunity to direct in compliance with all applicable Laws all negotiations and proceedings with respect to demands for appraisals under the DGCL; provided, that any definitive actions taken by the Company at the direction of Parent in respect of any such negotiations and proceedings may be conditioned upon occurrence of the Effective Time. The Company shall not, except with prior written consent of Parent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle, or settle, any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or (iv) agree to do any of the foregoing.
      Section 3.03.     Exchange of Certificates.
      (a) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with Wells Fargo Bank, N.A. or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article III through the Exchange Agent, (i) certificates representing a number of shares of Parent Stock equal to the Maximum Stock Merger Consideration issuable to the Company stockholders pursuant to Section 3.01 and (ii) an amount of cash sufficient to deliver to holders of Shares the Maximum Cash Merger Consideration to which they are entitled pursuant to Section 3.01. Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 3.03(c). Any cash and certificates representing Parent Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the Merger Consideration from the Exchange Fund to the former Company stockholders who are entitled thereto pursuant to Section 3.01. Except as contemplated by Sections 3.03(c) and 3.03(e) hereof, the Exchange Fund shall not be used for any other purpose.
      (b) Promptly (and in any event within five (5) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate formerly representing Shares (a “Certificate”), other than Parent or Merger Sub or any wholly-owned Subsidiary of Parent or Merger Sub, (i) a letter of election and transmittal (which will include the Form of Merger Election) that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, which letter shall be in customary form and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent, together with such letter of election and transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Stock representing, in the aggregate, the whole number of shares that such holder is entitled to receive pursuant to Section 3.01 (after taking into account any applicable proration or other adjustments and aggregating any fractional shares resulting from all Shares surrendered by such holder pursuant to the Merger), (B) the Cash Merger Consideration that such holder is entitled to receive pursuant to Section 3.01 in respect of the Shares represented by such Certificate and/or (C) a check in the amount of the cash that such holder is entitled to be paid in respect of any fractional shares of Parent Stock pursuant to Section 3.03(e) and dividends and other distributions pursuant to Section 3.03(c), if any, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on any cash payable pursuant to Section 3.01, Section 3.03(c) or Section 3.03(e). In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid with respect to such Shares to such a transferee if the Certificate representing such transferred Shares is presented to the Exchange Agent in accordance with this Section 3.03(b), accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid.
      (c) No dividends or other distributions declared or made after the Effective Time with respect to the Parent Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered Certificate who is entitled to receive Parent Stock upon such surrender, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 3.03(e), unless and until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.03(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the stock certificates representing whole shares of Parent Stock to be issued in exchange therefor, without interest, (i) promptly, (A) the amount of any cash payable pursuant to any Cash Merger Election and any cash payable with respect to a fractional share of Parent Stock to which such holder is entitled pursuant to Section 3.03(e) and (B) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to the date of surrender of such holder’s Certificate and a payment date occurring after the date of surrender, payable with respect to such whole shares of Parent Stock.
      (d) The Merger Consideration delivered upon surrender of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 3.03(c) or Section 3.03(e)) shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares represented by such Certificates.
      (e) In lieu of any fractional share of Parent Stock that otherwise would be issuable pursuant to the Merger, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Stock pursuant to the Merger will be paid an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent for the Merger, on behalf of all such holders, of the aggregate fractional shares of Parent Stock issued pursuant to the Merger. As soon as practicable following the Election Deadline, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Stock issuable to the holders of Shares pursuant to the Merger including fractional shares, over (ii) the aggregate number of whole shares of Parent Stock to be distributed to former holders of Shares pursuant to the Merger (such excess being collectively called the “Excess Merger Parent Stock”). The Exchange Agent, as agent and trustee for the former holders of Shares, shall as promptly as reasonably practicable sell the Excess Merger Parent Stock at the prevailing prices on the NYSE. The sales of the Excess Merger Parent Stock by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent and costs associated with calculating and distributing the respective cash amounts payable to the applicable former holders of Shares, incurred in connection with such sales of Excess Merger Parent Stock. Until the proceeds of such sales have been distributed to the former holders of Shares to whom fractional shares of Parent Stock otherwise would have been issued in the Offer, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Shares in lieu of any fractional shares of Parent Stock, the Exchange Agent shall distribute such amounts to such former holders.
      (f) Any portion of the Exchange Fund which remains undistributed to the holders of Shares six months after the Effective Time shall be returned to Parent, upon demand, and, from and after such delivery to Parent, any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for the Merger Consideration payable in respect of such Shares, any cash paid in respect of fractional shares of Parent Stock to which they are entitled pursuant to Section 3.03(e) and any dividends or other distributions with respect to Parent Stock to which they are entitled pursuant to Section 3.03(c), in each case, without any interest thereon.
      (g) Neither Parent, Merger Sub, the Surviving Corporation, the Exchange Agent nor the Company shall be liable to any holder of Shares for any such shares of Parent Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
      (h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Surviving Corporation may direct as indemnity against any claim that may be made against Surviving Corporation with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Shares represented by such Certificate, any cash paid in respect of fractional shares of Parent Stock to which the holders thereof are entitled pursuant to Section 3.03(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.03(c), in each case, without any interest thereon.
      (i) Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer or this Agreement to any holder of Shares such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.
      (j) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 3.03(f). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.
      Section 3.04.     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or mandated by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent, the Surviving Corporation or Parent, for any reason, in accordance with Section 3.03(b), shall be canceled against delivery of the Merger Consideration payable in respect of the Shares formerly represented by such Certificates, any cash paid in respect of fractional shares of Parent Stock to which the holders thereof are entitled pursuant to Section 3.03(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.03(c), in each case, net of any required withholding for Tax and without any interest thereon.
      Section 3.05.     Stock Options.
      (a) Immediately prior to the Effective Time, each outstanding Company Stock Option shall become fully vested and exercisable. At the Effective Time and without any action on the part of the parties hereto or any holder of such Company Stock Options, each then outstanding Company Stock Option shall be canceled and converted into and shall thereafter represent only the right to receive:

(i) a payment in cash equal to (i) 45% of the Cash Merger Consideration, minus 45% of the per Share cash exercise price for such respective Shares under such Company Stock Options, multiplied by (ii) the aggregate number of Shares issuable upon exercise of such Company Stock Options; and

(ii) a number of shares of Parent Stock equal to (i) 0.46739 multiplied by (ii) the number determined pursuant to the following formula:

X = Y × (A-B	)
A
      Where X = the number to be multiplied by 0.46739
      Y = the total number of Shares subject to the Company Stock Option
      A = 0.46739 times the average closing sale prices for a share of Parent Stock over the five consecutive trading days ending on and including the second full trading day prior to the Effective Time plus $37.80
      B = the exercise price of the Shares subject to the Company Stock Option;
provided, however, that in lieu of any fractional shares of Parent Stock that otherwise would be issuable pursuant to this subparagraph (ii), the holder will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the Exchange Agent for the Offer, on behalf of all such holders, of the aggregate fractional shares of Parent Stock otherwise issuable pursuant to this subparagraph (ii).
      (b) The amount of cash and number of shares of Parent Stock to which the optionee otherwise would be entitled pursuant to subparagraphs (a) and (b) above shall be reduced by the total amount of withholding for applicable Taxes with respect to the aggregate Company Stock Options canceled and converted into the right to receive cash and Parent Stock pursuant to this Section 3.05. Such amounts for withholding shall first be deducted from the amounts otherwise payable pursuant to subparagraph (a) and, to the extent additional withholding is required, the number of shares of Parent Stock otherwise deliverable pursuant to subparagraph (b) will be reduced by the amount of remaining withholding, based on the value of a share of Parent Stock over the five consecutive trading days ending on and including the second full trading day prior to the Effective Time.
      (c) Parent shall cause Merger Sub to make all such payments as promptly as practicable, and in any event within fifteen (15) Business Days, after the Effective Time. As promptly as practicable after the date hereof, the Company shall (x) effect any amendments to the Company Stock Plans or any instruments granting or defining the rights of Company Stock Options, (y) obtain any necessary consents or approvals of the applicable holders of such Company Stock Options, and (z) take any other actions as may be permitted or required under the terms of the Company Stock Plans, any instruments granting or defining the rights of holders of such Company Stock Options, or applicable Law, necessary to effectuate this Section 3.05. Prior to the Effective Time, the Company shall provide notice to each holder of a Company Stock Option outstanding under the Company Stock Plans describing the accelerated vesting and cash out of such Company Stock Options in accordance with this Section 3.05.
      Section 3.06.     Employee Stock Purchase Plan. The Company shall take all requisite action with respect to the Company’s 2000 Employee Stock Purchase Plan, as amended (the “Company ESPP”), to ensure that (i) all outstanding Company Purchase Rights (as defined in Section 4.02) will be exercised no later than three (3) Business Days prior to the Expiration Date, (ii) no Company Purchase Rights will be issued and outstanding as of the Expiration Date, (iii) conditioned upon the occurrence of the Closing, the Company ESPP will be terminated no later than the Effective Time, and (iv) no additional offering periods shall commence on or after the Expiration Date. The Company shall deliver to Parent prior to the Expiration Date sufficient evidence that the Company ESPP will be terminated as of the Effective Time, conditioned upon the occurrence of the Closing. In addition, prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the Company ESPP and the terms of any offering period(s) commencing prior to the Expiration Date) that are necessary to provide that, as of the Effective Time, participants and former participants in the Company ESPP shall cease to have any right or interest thereunder. Notwithstanding the foregoing, all actions taken and all amendments made pursuant to this Section 3.06 shall be taken or made in compliance with Sections 423 and 424 of the Code and so as not to result in a “modification” under such Sections. All Shares issued in connection with the exercise of the Company Purchase Rights shall be, at the Effective Time, converted into the right to receive the Merger Consideration in accordance with, and pursuant to, the terms and conditions of this Agreement.
      Section 3.07.     Restricted Stock. Pursuant to the terms of the Company’s Restricted Stock Plan, all outstanding rights that the Company may hold immediately prior to the Effective Time to acquire unvested Shares issued pursuant to the Company Restricted Stock Plan (the “Repurchase Rights”) shall lapse at the Effective Time.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      The Company represents and warrants to Parent that except as set forth in the disclosure letter dated as of the date hereof delivered by the Company to Parent (the “Company Disclosure Letter”):
      Section 4.01.     Organization and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True, accurate and complete copies of the certificate of incorporation and bylaws of the Company, in each case, as amended and in effect on the date hereof, including all amendments thereto, have heretofore been filed with the SEC or delivered to Parent.
      Section 4.02.     Capitalization.
      (a) The authorized capital stock of the Company consists of 100,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of December 13, 2005, (i) 36,901,028 Shares, including in each case the associated Company Rights, were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) no Shares were held in the treasury of the Company, (iv) 1,057,342 Shares were reserved for issuance upon exercise of Company Stock Options issued and outstanding, (v) 1,116,660 Shares were authorized and reserved for future issuance pursuant to the Company Stock Plans (other than Shares authorized and reserved for future issuance upon exercise of Company Stock Options issued and outstanding) and the Company ESPP, (vi) 253,950 shares of Company Restricted Stock were issued and outstanding and 46,050 shares of Company Restricted Stock were reserved and available for issuance under the Company Restricted Stock Plan, and (vii) 25,000 shares of Company Preferred Stock were designated as Series A Junior Preferred Stock, par value $0.01 per share, and were reserved for issuance upon exercise of the Company Rights issued pursuant to the Company Rights Agreement. The Company has delivered or made available to Parent a complete and correct copy of the Company Rights Agreement as in effect on the date hereof. Each issued and outstanding share of capital stock of the Company is, and each Share reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Since December 13, 2005 through the date hereof, except as permitted by this Agreement, (i) no Shares have been issued, except in connection with the exercise of purchase rights issued in accordance with the terms of the Company ESPP (“Company Purchase Rights”) or Company Stock Options issued and outstanding on December 13, 2005 and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, shares of capital stock of the

Company have been issued, granted or made, except Company Rights in accordance with the terms of the Company Rights Agreement.
      (b) Except for Company Rights, Company Purchase Rights and Company Stock Options issued and outstanding, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Shares or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such agreement or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of the Company or its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Shares or the capital stock or other equity interests of any Subsidiary of the Company or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Company Subsidiary. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or is bound with respect to the voting of any Shares. The Rights Plan Amendment has been executed and is in full force and effect, and the Company Board has otherwise taken all action such that, for so long as this Agreement is in full force and effect, (i) none of Merger Sub or Parent and its Subsidiaries shall become an “Acquiring Person” and no “Shares Acquisition Date” shall occur under the Company Rights Agreement as a result of the execution, delivery and performance of this Agreement and the consummation of the Offer, the Merger or the Second Merger, (ii) no “Distribution Date” shall occur as a result of the announcement of or the execution of this Agreement, the commencement or completion of the Offer, the Merger or the Second Merger, and (iii) the Company Rights Agreement shall terminate immediately prior to the acceptance of Shares for purchase or exchange by Merger Sub pursuant to the Offer. As used in this Section 4.02(b), the terms “Acquiring Person,” “Distribution Date” and “Shares Acquisition Date” shall have the meanings ascribed to such terms in the Company Rights Agreement. The Company has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired). Neither the Company nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.
      (c) The Company has previously made available to Parent complete and correct copies of each Company Stock Plan and the Company ESPP. Section 4.02(c) of the Company Disclosure Letter sets forth a complete and correct list as of December 13, 2005, of (i) all holders of outstanding Company Stock Options, whether or not granted under the Company Stock Plans, including the date of grant, the number of Shares subject to each such option, the exercise price per Share, the exercise and vesting schedule, the number of Shares remaining subject to each such option, and the maximum term of each such option, (ii) all holders of outstanding shares of Company Restricted Stock, including the number and kind of shares subject to the Repurchase Rights, the grant date of such shares, the purchase price per share at which the Company may repurchase the Company Restricted Stock, and the period during which each Repurchase Right may be exercised, and (iii) the number of Shares remaining available for purchase under the Company ESPP. Complete and correct copies of the relevant forms of written agreements, including forms of amendments thereto, evidencing the grant of Company Stock Options or Company Restricted Stock and the grant of purchase rights pursuant to the Company ESPP have been provided to Parent by the Company.
      Section 4.03.     Subsidiaries. Each Subsidiary of the Company is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of the Company is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement. The Company has no material investment in any entity other than its Subsidiaries.
      Section 4.04.     Authority; Non-Contravention; Approvals.
      (a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than obtaining the Company Stockholder Approval and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). If required by the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote at a duly called and held meeting of the Company’s stockholders will be the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”).
      (b) At meetings duly called and held on December 13 and 14, 2005, the Company Board unanimously (i) determined that this Agreement and the other transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Company stockholders and that the Company stockholders tender their Shares pursuant to the Offer. Such determinations, approvals, resolutions and recommendations are in effect as of the date hereof. The actions taken by the Company Board constitute approval of the Offer, the Merger, this Agreement and the other transactions contemplated thereby and hereby by the Company Board under the provisions of Section 203 of the DGCL, such that Merger Sub and Parent becoming an “interested stockholder” as a result of the Offer is approved by the Company Board for purposes of Section 203 and the restrictions on “business combinations” as set forth in Section 203 of the DGCL do not apply to the Offer, this Agreement or the transactions contemplated thereby or hereby. No other takeover statute or other similar statute or regulation relating to the Company is applicable to the Offer, the Merger, the Second Merger or the other transactions contemplated by this Agreement. Without giving effect to the execution of this Agreement, neither the Company nor any affiliate or associate of the Company is, or has been during the last three (3) years, an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.
      (c) The execution, delivery and performance of this Agreement by the Company and the consummation of the Offer and the Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of the Company or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Company Required Statutory Approvals and the Company Stockholder Approval, or (iii) any Company Permit or Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (d) Except for (i) the filings by the Company required by the HSR Act, (ii) the filings by the Company required by Antitrust Laws of foreign jurisdictions, (iii) the applicable requirements of the Exchange Act, (iv) the filing of the Certificate of Merger and (v) any required filings under the rules and regulations of the NASDAQ National Market (the filings and approvals referred to in clauses (i) through (v) collectively, the “Company Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      Section 4.05.     Reports and Financial Statements.
      (a) Since January 1, 2001, the Company has filed with the SEC all material forms, registration statements, prospectuses, reports, schedules and documents (including all exhibits, post-effective amendments and supplements thereto) (the “Company SEC Documents”) required to be filed by it under each of the Securities Act and the Exchange Act, all of which, as amended if applicable, complied in all material respects as to form with all applicable requirements of the appropriate Act, SOX and the rules and regulations thereunder. As of their respective dates (taking into account any amendments or supplements filed prior to the date hereof), the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding unresolved issues with respect to the Company or the Company SEC Documents noted in comment letters or other correspondence received by the Company or its attorneys from the SEC.
      (b) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and to the knowledge of the Company, the statements contained in such certifications are true and correct. For purposes of this Section 4.05(b), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
      (c) The consolidated financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or the applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). The books and records of the Company and its Subsidiaries are maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
      (d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other of the Company SEC Documents.
      (e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      (f) The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.
      (g) Since December 31, 2000, the Company has not received from its independent auditors any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in the Company’s internal controls, as such terms are defined in the Statements of Auditing Standards 60, as in effect on the date hereof. In addition, based on the results of the Company’s ongoing evaluation of its internal control over financial reporting, the Company is not aware of any “material weakness”, or “significant deficiency” which individually or in the aggregate could result in a “material weakness,” as such terms are defined Auditing Standard No. 2 of the Public Company Accounting Oversight Board, as in effect on the date hereof.
      Section 4.06.     Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements included in the Company’s Form 10-K for the year ended December 31, 2004 (the “Company 10-K”) or the unaudited financial statements included in the Company’s Form 10-Q for the period ended September 30, 2005 (the “Company 10-Q”), neither the Company nor any of its Subsidiaries has as of the date hereof any material Liabilities, except Liabilities: (a) which were incurred after September 30, 2005 in the ordinary course of business consistent with past practice and which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (b) which are of a nature not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied.
      Section 4.07.     Litigation. Except as disclosed in the Company SEC Documents prior to the date hereof, as of the date hereof, there are no Actions pending, or, to the knowledge of the Company, threatened in writing against, which relate to or affect the Company or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its

Subsidiaries is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There has not, within the last four years, been nor, as of the date hereof, are there any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
      Section 4.08.     Absence of Certain Changes or Events.
      (a) Except as disclosed in the Company SEC Documents prior to the date hereof, since September 30, 2005:

(i) the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice;

(ii) there has not been any split, combination or reclassification of any of the Company’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of, or in substitution for, shares of the Company’s capital stock;

(iii) except as required by a change in GAAP, there has not been any change in accounting methods, principles or practices by the Company materially affecting the consolidated financial position or results of operations of the Company;

(iv) the Company and its Subsidiaries have not made any material Tax election or settled or compromised any material Tax liability or refund, other than Tax elections required by Law, or changed any annual Tax accounting period or method of Tax accounting, filed any material amendment to a Tax Return, entered into any closing agreement relating to any material Tax, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; and

(v) no action has been taken by the Company or its Subsidiaries to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Stock Option.
      (b) Since September 30, 2005, there has not occurred any circumstance or event, or series of circumstances or events, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
      Section 4.09.     Compliance with Applicable Law; Permits.
      (a) The Company, its Subsidiaries and their employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, all those that may be required by the FDA or any other Governmental Entity engaged in the regulation of the Company’s products) which are required for the Company and its Subsidiaries to own, lease, license and operate its properties and other assets and to carry on their respective business in the manner described in the Company SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Company Permits”), and all the Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (b) The Company and its Subsidiaries are, and have been at all times since January 1, 2001, in compliance with the terms of the Company Permits and all applicable Laws relating to the Company and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Company Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2001, neither the

Company nor any of its Subsidiaries has received any notification from any Governmental Entity (i) asserting that the Company or any of its Subsidiaries is not in material compliance with, or at any time since such date has failed to materially comply with, applicable Law or (ii) threatening to revoke any material Company Permit. As of the date hereof, no material investigation or review by any Governmental Entity is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries.
      Section 4.10.     Company Material Contracts; Defaults.
      (a) As of the date hereof and except as filed as exhibits to the Company’s SEC Documents prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to, and none of their respective assets, businesses or operations is bound by, any Contract (whether written or oral) that (i) is a “material contract” (as such term is defined in Item 601(a)(10) of Regulation S-K promulgated under the Securities Act), (ii) relates to any indebtedness in excess of $500,000; (iii) provides for aggregate payments from it or any of its Subsidiaries in excess of $500,000, has an unexpired term exceeding six months, cannot be terminated without penalty upon not more than sixty (60) days’ prior written notice, and which has yet-to-be performed executory obligations, (iv) materially limits its freedom or the freedom of any of its Subsidiaries to compete in any line of business or with any Person or in any geographical area or which would so materially limit its freedom or the freedom of any of Parent or its Subsidiaries (including the Surviving Corporation) so to compete after the Effective Time, (v) relates to the research, development, distribution, supply, license, co-promotion or manufacturing by other Persons of Company Key Products which Contract, if terminated or non-renewed, would reasonably be expected to have a material adverse effect on any Company Key Product; (vi) that relates to a Company Key Product and purports to prohibit the Company or any Subsidiary from contesting the validity or ownership of any other Person’s patent or from challenging the inventorship of any other Person’s invention; (vii) which relates to a Company Key Product and where, in settlement of an actual or threatened action for patent infringement, trade secrets misappropriation or similar intellectual property action, the Company or any Subsidiary purports to acknowledge or agree that certain acts infringe or misappropriate the rights of another Person; (viii) where, in settlement of an actual or threatened action for patent infringement, trade secret misappropriation or similar intellectual property action, another Person agrees in writing not to contest the validity or ownership of Company Owned Intellectual Property which relates to a Company Key Product; (ix) relating to the right of the Company or any Subsidiary to use the name [“McGhan”]; or (x) to the extent not included within the foregoing, each Company Material License (collectively, the “Company Material Contracts”). Except for Company Material Contracts which expire pursuant to their terms after the date hereof, each of the Company Material Contracts is valid and binding on the Company or its Subsidiary party thereto and, to the Company’s knowledge, each other Person party thereto, and is in full force and effect and enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms (except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (ii) to the extent applicable, securities laws limitations on the enforceability of provisions regarding indemnification in connection with the sale or issuance of securities).
      (b) Neither the Company nor any of its Subsidiaries is in violation, breach or default under any of the Company Material Contracts, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation, breach or default, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. No other Person has alleged or claimed that the Company or any of its Subsidiaries or, to the Company’s knowledge, any sublicensee of the Company or any of its Subsidiaries, is in violation, breach or default under any Company Material Contract, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the knowledge of the Company and its Subsidiaries, no other party to a Company Material Contract is in violation, breach or default under any of the Company Material Contracts, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation, breach or default, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

      Section 4.11.     Taxes.
      (a) Each of the Company and its Subsidiaries has (i) duly and timely filed with the appropriate Tax authority all Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct and complete in all respects and (ii) paid all Taxes due and owing (whether or not shown due on any Tax Returns), except in each case where the failure to pay such Taxes or the failure of such Tax Returns to be true, correct or complete in all respects would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by a Tax authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
      (b) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Company SEC Filings filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, except for any liability for Taxes which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (c) There are no Liens for Taxes upon any property or asset of the Company or any Subsidiary thereof, except for Liens (i) for current Taxes the payment of which is not yet delinquent, or for Taxes contested in good faith and reserved against in accordance with GAAP and reflected in the Company SEC Reports filed prior to the date hereof or (ii) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (d) No deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Tax authority. There are no pending or, to the knowledge of the Company, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of the Company and its Subsidiaries, and there are no matters under discussion with any Tax authority, or known to the Company, with respect to Taxes that are likely to result in a material additional Liability for Taxes with respect to any of the Company and its Subsidiaries. No issues relating to Taxes of the Company or its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur with a Company Material Adverse Effect on Taxes in a later taxable period. The Company has delivered or made available to Parent true and complete copies of federal, state and local income Tax Returns of each of the Company and its Subsidiaries and their predecessors for the years ended December 31, 2001, 2002, 2003 and 2004, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries or any predecessor, with respect to Taxes. None of the Company, any of its Subsidiaries or any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver.
      (e) Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed in all material respects. Neither the Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar non-employee status who, according to any Company Benefit Plan or applicable Law, should have been classified as an employee, except to the extent that the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
      (f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company and its Subsidiaries, and, after the Closing Date, none of the

Company and its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.
      (g) Except for the affiliated group of which the Company is the common parent, each of the Company and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither the Company nor any of its Subsidiaries has Liability for the Taxes of any Person (including an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity) other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.
      (h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Offer, the Merger and the Second Merger.
      (i) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that could be reasonably expected to prevent the Merger, taken together with the Offer and the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
      (j) Neither the Company nor any of its Subsidiaries has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.
      Section 4.12.     Employee Benefit Plans; ERISA.
      (a) Section 4.12(a) of the Company Disclosure Letter includes a complete list, as of the date hereof, of each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which the Company or any of its Subsidiaries has or may have any Liability, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy (collectively, the “Company Benefit Plans”). The Company has made available to Parent a copy of each of the Company Benefit Plans, including any amendments thereto, and where applicable, any related trust agreement, annuity or insurance contract, the most recent actuarial valuation, the most recent summary plan description, the most recent prospectus, the most recent IRS determination letter, and the most recent annual report (Form 5500) and audited financial statements.
      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have complied, and are now in compliance, with all provisions of all laws and regulations applicable to Company Benefit Plans and each Company Benefit Plan has been administered in accordance with its terms, including the making of all required contributions and the reflection by the Company of all required accruals on its financial statements; (ii) no event or condition exists which would reasonably be expected to subject the Company or any of its Subsidiaries to Liability in connection with the Company Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course; and (iii) there are no pending or, to the Company’s knowledge, threatened Actions (other than claims for benefits in the ordinary course) relating to Company Benefit Plans which have been asserted or instituted and which would reasonably be expected to result in any Liability of the Company or any of its Subsidiaries.
      (c) In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby (including, without limitation, the Offer), or the Company Stockholder Approval (either alone or in conjunction with any other event, such as termination of employment) result in, cause the accelerated vesting, exercisability, funding or delivery of, or increase the amount or value of, any material payment or benefit to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof or result in a limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.
      (d) Section 4.12(d) of the Company Disclosure Letter identifies each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or is intended to be similarly qualified or registered under applicable foreign law (collectively, the “Company Qualified Plans”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the IRS (or other relevant foreign regulatory agency) has issued a favorable determination letter (or similar approval under foreign law) with respect to each Company Qualified Plan and the related trust that has not been revoked, and the Company knows of no existing circumstances or events that have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust, which cannot be cured without a Company Material Adverse Effect.
      (e) No Company Benefit Plan or Company ERISA Affiliate Plan is, or has ever been, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.
      (f) No Company Benefit Plan or Company ERISA Affiliate Plan is, or has ever been, a Multiemployer Plan.
      (g) There is no contract, agreement, plan or arrangement to which the Company or any Subsidiary of the Company is a party, including but not limited to the provisions of this Agreement, that, individually or collectively, could give rise to the payment of any material amount that would not be deductible pursuant to Section 162(m) of the Code.
      (h) No amount that could be received (whether in cash or property or the vesting of property), as a result of the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment), by any employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G—1) under any Company Benefit Plan or otherwise could be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code). The Company has made available to Parent all necessary information to determine, as of the date hereof, the estimated maximum amount that could be paid to each disqualified individual in connection with the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, assuming that the individual’s employment with the Company is terminated immediately after the Effective Time. The Company has also provided to Parent (i) the grant dates, exercise prices and vesting schedules applicable to each Company Option granted to the individual; (ii) the grant dates and vesting schedules applicable to each grant of Company Restricted Stock, (iii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement and (iv) the maximum additional amount that the Company has an obligation to pay to each disqualified individual to reimburse the disqualified individual for any excise tax imposed under Section 4999 of the Code with respect to the disqualified individual’s excess parachute payments (including any taxes, interest or penalties imposed with respect to the excise tax).

      Section 4.13.     Labor and Other Employment Matters.
      (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no work stoppage, slowdown, lockout, labor strike, material arbitration or other material labor dispute against the Company or any of its Subsidiaries by employees is pending or threatened, (ii) neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (iii) the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, immigration, workers’ compensation, occupational safety, plant closings, and wage and hours, (iv) the Company and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing, (v) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice), (vi) there are no material pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability and (vii) there are no material controversies pending or, to the knowledge of the Company, threatened (including threatened lawsuits or claims), between the Company or any of its Subsidiaries and any of their respective current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. To the Company’s knowledge, as of the date hereof, no employees of the Company or any of its Subsidiaries are in any material respect in violation of any term of any employment Contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or such Subsidiary or to the use of trade secrets or proprietary information of others. As of the date hereof, no employee of the Company or any of its Subsidiaries, at the officer level or above, has given notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.
      (b) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated. Since January 1, 2001 to the date hereof, there has not been a representation question respecting any of the employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by any labor organization.
      (c) The Company has identified in Section 4.13(c) of the Company Disclosure Letter and has made available to Parent true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries, (ii) all severance programs and policies of each of the Company and each of its Subsidiaries with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of the Company and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment) (x) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries or Affiliates from the Company or any of its Subsidiaries or Affiliates under any Company Benefit Plan or otherwise, (y) significantly increase any benefits otherwise payable under any Company Benefit Plan or otherwise, or (z) result in any acceleration of the time of payment or vesting of any benefits.
      (d) Each current and, to the best of Company’s knowledge, former employee of the Company or any of its Subsidiaries who is or was engaged in the invention of products or development of technology or authoring of computer software or other copyrighted materials for the Company or any of its Subsidiaries has executed a written contract obligating such Person to assign to the Company or such Subsidiary all of his or her right, title and interest in any such invention, technology or work of authorship, except where the failure to have executed such a written contract would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on a Company Key Product.
      Section 4.14.     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries is now and always has been in material compliance with all Environmental Laws; (b) the Company and each of its Subsidiaries has all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property owned, leased or operated by the Company or any of its Subsidiaries that has subjected or may subject the Company to material liability under any Environmental Laws; (d) neither the Company nor any of its Subsidiaries has received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, nor is the Company or any of its Subsidiaries aware of any information which might form the basis of any such notice or any claim; (e) there is no site to which the Company or any of its Subsidiaries has transported or arranged for the transport of Hazardous Substances which to the knowledge of the Company or any such Subsidiary is or may become the subject of any environmental action; and (f) there has been no exposure of any employee or third party to Hazardous Substances that has subjected or may subject the Company to material liability under any Environmental Law. True, complete and correct copies of the written reports, and all parts thereof, of all environmental audits or assessments which have been conducted at any property owned, leased or operated by the Company or any of its Subsidiaries, have been provided.
      Section 4.15.     Intellectual Property.
      (a) Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all (i) statutory invention certificates, U.S. and foreign patents, utility models, and patent applications and for each, its number, issue date, title, owner and priority information for each country in which such patent has been issued, or the application number, date of filing, title, owner and priority information for each country in which an application is pending; (ii) Company Registered Brand Names, the registration number thereof, and, if applicable, the class(es) of goods or the description(s) of goods or services covered thereby, the countries in which each such Company Registered Brand Name is registered, and the owner of each such Company Registered Brand Name; (iii) Company Unregistered Brand Names, and, if applicable, the application serial number thereof, the date of filing, the countries in which such application was filed and the class of goods or the description of goods or services sought to be covered thereby; (iv) copyright registrations and the number, title of the work, and date of registration thereof for each country in which such copyright has been registered; (v) applications for registration of copyrights, the title of the work, and the date and countries in which each such application was filed; and (vi) domain name registrations, in each case set forth in subsections (i) through (vi) above, included in the Company Owned Intellectual Property as of the date hereof.
      (b) Section 4.15(b) of the Company Disclosure Letter sets forth a complete and accurate list or description, as appropriate, of all Contracts by which the Company or any of its Subsidiaries has been granted or has granted to others any license to Intellectual Property that is used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, as conducted as of the date hereof, and where (i) such Intellectual Property is embodied in any Company Key Products; (ii) the termination or expiration of such agreement would reasonably be expected to have a Company Material Adverse Effect, (iii) the agreement requires or reasonably could be expected to require the Company or any of its Subsidiaries to pay or be paid royalties or amounts to/from another Person in an aggregate amount of $100,000 or more; (iv) the agreement purports to be an inbound or outbound license of rights on an exclusive basis; or (v) the agreement relates to Intellectual Property which, to the Company’s knowledge, is co-owned by another Person or as to which, to the Company’s knowledge, another Person has a right to acquire, right of first refusal or right of first negotiation (collectively, “Company Material Licenses”); provided, however, Section 4.15(b) of the Company Disclosure Letter need not list licenses of computer software which computer software has not been significantly modified or customized and that is widely available on commercially reasonable terms. A true and complete copy of each Company Material License has been made available to Parent.
      (c)(i) The use of the Company Owned Intellectual Property and Company Licensed Intellectual Property in connection with the operation of the business of the Company or any of its Subsidiaries as conducted as of the date hereof, and (ii) the manufacture, use, offer for sale, and sale of Company Key Products (as such products exist as of the date hereof), do not, to the Company’s knowledge, infringe or misappropriate or otherwise violate the Intellectual Property rights of any other Person, and no claim is pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging any of the foregoing.
      (d) Except for the Company Material Licenses of which Parent has been provided copies, and as listed in Section 4.15(d) of the Company Disclosure Letter, no right, license, lease, consent, or other agreement is required with respect to any Intellectual Property for the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof that will require any material payment or the undertaking of any material obligation by the Company or any of its Subsidiaries.
      (e) None of the patents or patent applications required to be listed in Section 4.15(a) of the Company Disclosure Letter is involved in any interference, reexamination, opposition or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and to the Company’s knowledge, there has been no threat that any such proceeding will hereafter be commenced. None of the Company Registered Brand Names or Company Unregistered Brand Names required to be listed in Section 4.15(a) of the Company Disclosure Letter is involved in any opposition, cancellation, nullification, interference, or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and to the Company’s knowledge, there has been no threat that any such proceeding will hereafter be commenced.
      (f) The Company or a Subsidiary of the Company is the exclusive owner of the entire and unencumbered right, title and interest in and to each item of the Company Owned Intellectual Property. The Company or a Subsidiary of the Company is entitled to use the Company Owned Intellectual Property and Company Licensed Intellectual Property in the ordinary course of its business as presently conducted, subject only to the terms of the Company Material Licenses of which Parent has been provided copies.
      (g) Other than the Company Owned Intellectual Property and Company Licensed Intellectual Property, there are no items of Intellectual Property that are necessary to the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof. To the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable, and the Company has the right to enforce such Company Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.
      (h) No legal proceedings are pending or, to the Company’s knowledge, are threatened against the Company or any of its Subsidiaries or licensors of Company Licensed Intellectual Property (i) based upon, challenging or seeking to deny or restrict the use by the Company or any of its Subsidiaries of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold or to be manufactured or sold by the Company or any of its Subsidiaries or any other operation of the business of the Company or any of its Subsidiaries infringes, misappropriates or violates any Intellectual Property right of any other Person, or (iii) alleging that the Company Material Licenses conflict with the terms of any other Person’s license or other agreement.
      (i) To the Company’s knowledge, no other Person is engaging in any activity that infringes or misappropriates the Company Owned Intellectual Property or Company Licensed Intellectual Property as of the date hereof. The Company and its Subsidiaries have not granted any material license or other material right to any other Person with respect to the Company Owned Intellectual Property or Company Licensed Intellectual Property as of the date hereof other than pursuant to agreements listed in Section 4.10(a) or 4.15(b) of the Company Disclosure Letter.
      (j) To the Company’s knowledge, all material software used in the business of the Company or any of its Subsidiaries is free of all viruses, worms and Trojan horses that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (k) The Company and its Subsidiaries have a license to use all software development tools, library functions, compilers and other third-party software that are material to the business of the Company or any of its Subsidiaries as presently conducted, or that are required to operate or modify the software used in the Company’s or any of its Subsidiaries’ business as presently conducted, except for such licenses the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (l) The Company and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence, including contractually requiring licensees, contractors and other Persons with access to such trade secrets to keep such trade secrets confidential.
      (m) To the knowledge of the Company (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company or any of its Subsidiaries by any Person, (ii) no employee, independent contractor or agent of the Company or any of its Subsidiaries has misappropriated any material trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent, and (iii) no employee, independent contractor or agent of the Company or any of its Subsidiaries is in material default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract which has or is likely to have a Company Material Adverse Effect or a material adverse effect on any Company Key Product.
      (n) The Company and each of its Subsidiaries have secured valid written assignments from all current employees and other Persons and, to the best of the Company’s knowledge, all former employees and other Persons, who contributed to the creation or development of Company Owned Intellectual Property or the rights to such contributions that the Company or such Subsidiary does not already own by operation of law, and all of its employees or such other Persons have assigned to the Company or such Subsidiary the rights to such contributions that the Company or such Subsidiary does not already own by operation of law, except where the failure to have secured such written assignments would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on any Company Key Product. All employees of the Company or any of its Subsidiaries or other Persons with access to material confidential information of the Company or any of its Subsidiaries, which information relates to a Company Key Product, are parties to written agreements under which, among other things, each such employee or other Persons is obligated to maintain the confidentiality of confidential information of the Company or any of its Subsidiaries, except where the absence of such written agreements would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on any Company Key Product. To the knowledge of the Company, no employees or such other Persons of the Company or any of its Subsidiaries are in violation thereof.
      (o) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to (i) any right of termination or other right to impair or limit any of the Company’s rights to own or license any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) the inability (for any period of time) of the Surviving Corporation to succeed to the rights and perform the obligations of the Company and any of its applicable Subsidiaries with respect to the Company Owned Intellectual Property and Company Licensed Intellectual Property, pursuant to the terms of this Agreement, or (iii) the right to market the Company Key Products as presently marketed.

      (p) To the Company’s knowledge, there are no facts or circumstances that materially adversely affect or are reasonably likely to materially adversely affect the continued supply (either for clinical purposes or in bulk) of the active ingredients of the pharmaceutical products currently used in clinical trials by or for the Company or any of its Subsidiaries.
      Section 4.16.     Real Property.
      (a) Section 4.16(a) of the Company Disclosure Letter sets forth a complete list of all material real property owned by the Company or any of its Subsidiaries as of the date hereof (“Company Owned Real Property”). The Company and each of its Subsidiaries has good and valid title in fee simple to all Company Owned Real Property, free and clear of all Liens of any nature whatsoever, except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company’s or any of its Subsidiaries’ business operations (in the manner presently carried on by the Company or such Subsidiaries), or (iii) for such matters which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (b) Section 4.16(b) of the Company Disclosure Letter sets forth a complete list of all material real property leased by the Company or any of its Subsidiaries as of the date hereof (“Company Material Leased Real Property”). A copy of the lease for each Company Material Leased Real Property (the “Company Leases”) has been filed as an exhibit to the Company SEC Documents prior to the date hereof or has been delivered or made available to Parent and Merger Sub. With respect to each of the Company Leases: (i) such Company Lease is legal, valid, and binding on the Company or its Subsidiary party thereto, and, to the Company’s knowledge, each other Person party thereto, and is enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Company Lease, will not result in a breach of or default under such Company Lease, or otherwise cause such Company Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company nor any of its Subsidiaries, as the case may be, nor, to the knowledge of the Company or any of its Subsidiaries, as the case may be, any other party to the Company Lease is in material breach or default under such Company Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease; (iv) the other party to such Company Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries, as the case may be, has subleased, licensed or otherwise granted any Person the right to use or occupy such Company Material Leased Real Property or any portion thereof; and (vi) neither the Company nor any of its Subsidiaries, as the case may be, has collaterally assigned or granted any other security interest in such Company Lease or any interest therein, except in the case of (i) through (vi) above, for any such case that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (c) The present use of the land, buildings, structures and improvements on the Company Material Leased Real Property are, in all material respects, in conformity with all Laws, including all applicable zoning Laws, ordinances and regulations and with all registered deeds or other restrictions of record, and neither the Company nor any of its Subsidiaries, as the case may be, has received any written notice of violation thereof, except for such nonconformities or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, as the case may be, has received any written notice of any material conflict or dispute with any regulatory authority or other Person relating to any Company Material Leased Real Property or the activities thereon, other than where there is no current or reasonably likely material interference with the operations at the Company Material Leased Real Property as presently conducted (or as would be conducted at full capacity).

      (d) Neither the Company nor any of its Subsidiaries, as the case may be, has received any notice from any insurance company of any material defects or inadequacies in the Company Material Leased Real Property or any part thereof, which would materially and adversely affect the insurability of the same or of any termination or threatened (in writing) termination of any policy of insurance relating to any such Company Material Leased Real Property.
      Section 4.17.     Regulatory Compliance.
      (a) Neither the Company nor any of its Subsidiaries has knowledge of any actual or threatened enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of the Company and its Subsidiaries, and none has received notice of any pending or threatened claim against either the Company, its Subsidiaries or any Company Partner, and the Company and its Subsidiaries have no knowledge or reason to believe that any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (b) All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by the Company, its Subsidiaries, or, to the knowledge of the Company, Company Partners have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing.
      (c) Except as described in the Company SEC Documents prior to the date hereof, the Company, its Subsidiaries and, to the knowledge of the Company, Company Partners have not received any FDA Form 483, notice of adverse finding, Warning Letters, untitled letters or other correspondence or notice from the FDA, or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or any licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto required by any applicable Laws, and the Company and its Subsidiaries have no knowledge or reason to believe that the FDA or any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
      (d) All material licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto that the Company, its Subsidiaries, or, to the knowledge of the Company, Company Partners has received or made to the FDA or any other Governmental Entity has not been limited, suspended, modified or revoked and the Company and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action.
      (e) All studies, tests and preclinical and clinical trials being conducted by the Company or its Subsidiaries are, and any such studies or trials being conducted by a Company Partner are to the knowledge of the Company being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable, and the FDCA and its implementing regulations including, but not limited to, 21 C.F.R. Parts 50, 54, and 56, 58 and 312. The descriptions of the studies, tests and preclinical and clinical trials, including the related results and regulatory status are accurate and complete in all material respects. The Company and its Subsidiaries are not aware of any studies, tests or trials the results of which call into question the clinical results described or referred to in the Company Disclosure Letter and Company SEC reports when viewed in the context in which such results are described and the clinical state of development. The Company and its Subsidiaries have not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, or in which the Company or its Subsidiaries have participated, and the Company and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (f) The manufacture of products by the Company and its Subsidiaries is, and the manufacture of products by Company Partners is to the knowledge of the Company, being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. In addition, the Company and its Subsidiaries and, to the knowledge of the Company, the Company Partners, are in material compliance with all other applicable FDA requirements, including, but not limited to, registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all other applicable Law.
      (g) The Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate. The Company and its Subsidiaries are not aware of any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products, or (iii) a termination or suspension of marketing of any such products.
      (h) The Company and its Subsidiaries are and at all times have been in material compliance with federal or state criminal or civil laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), and any comparable state laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (“Program”). There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which could reasonably result in its exclusion from participation in any Program or other third party payment programs in which the Company or any of its Subsidiaries participates.
      (i) To the Company’s knowledge, the Company and each Subsidiary are and have been in substantial compliance with all applicable Laws and regulations related to 21 C.F.R. Part 11 compliance. The Company and each Subsidiary have policies and procedures or a formal compliance program to ensure compliance with all requirements of 21 C.F.R. Part 11, including those necessary: (i) to ensure that its records are validated and audit trails are generated, such that procedure is compliant with the legal requirements imposed by the appropriate jurisdictions and the jurisdictions in which the Company and its Subsidiaries conduct business; (ii) to analyze and evaluate the potential risks and failures associated with the use of electronic records and electronic signatures; and (iii) to train and educate its new and current employees as required by Law. All such policies, procedures or formal compliance programs are in full compliance with applicable Laws and regulations. A true, accurate and complete copy of the written policies and procedures or formal compliance program described immediately above has been provided to Parent.
      Section 4.18.     Insurance.
      (a) The Company has provided or made available to Parent true, correct and complete copies of its director and officer and employee and officer insurance policies and all policies of insurance material to the Company and its Subsidiaries, taken as a whole, to which the Company or its Subsidiaries is a party or is a beneficiary or named insured. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are appropriate and reasonable, considering the Company’s and its Subsidiaries’ properties, business and operations.
      (b) Excluding insurance policies that have expired and been replaced in the ordinary course of business, as of the date hereof, to the Company’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of the Company or any Subsidiary of the Company during the period of one (1) year prior to the date hereof. As of the date hereof, to the Company’s knowledge, no event has occurred, including the failure by the Company or any Subsidiary of the Company to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of the Company or any Subsidiary of the Company under any such excess Liability or protection and indemnity insurance policies.

      Section 4.19.     Opinion of Financial Advisor. The Company’s financial advisor, J.P. Morgan Securities Inc. (the “Company Financial Advisor”), has delivered to the Company Board its written opinion to the effect that, as of the date of such opinion, the consideration to be received by the holders of the Shares in the proposed Offer and the Merger is fair, from a financial point of view, to such holders.
      Section 4.20.     Brokers and Finders. None of the Company or its Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Company Financial Advisor. The Company has delivered to Parent a true and complete copy of the engagement letter between the Company and the Company Financial Advisor.
      Section 4.21.     Foreign Corrupt Practices and International Trade Sanctions. To the Company’s knowledge, neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other similar applicable foreign, Federal or state Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws and regulations, in each case, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT
      Parent represents and warrants to the Company that except as set forth in the disclosure letter dated as of the date hereof delivered by Parent to the Company (the “Parent Disclosure Letter”):
      Section 5.01.     Organization and Qualification. Parent is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. Parent is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      Section 5.02.     Capitalization.
      (a) The authorized capital stock of Parent consists of 305,000,000 shares of capital stock, divided into 300,000,000 shares of Parent Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of December 14, 2005, (i) 134,254,772 shares of Parent Stock, including in each case the associated Parent Rights, were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued or outstanding, (iii) 1,563,978 shares of Parent Stock were held in the treasury of Parent (included in the outstanding), (iv) 10,861,695 shares of Parent Stock were reserved for issuance upon exercise of Parent Stock Options issued and outstanding, (v) 7,319,629 shares of Parent Stock were reserved for issuance upon conversion of Parent’s outstanding Zero Coupon Convertible Senior Notes due 2022 (the “Convertible Notes”), (vi) 2,436,031 shares of Parent Stock were authorized and reserved for future issuance pursuant to the Parent Stock Plans (other than shares of Parent Stock authorized and reserved for future issuance upon exercise of Parent Stock Options issued and outstanding), and (vii) 1,500,000 shares of Parent Preferred Stock have been designated as “Series A Junior Participating Preferred Stock,” par value $0.01 per share, and were reserved for issuance upon exercise of Parent Rights issued pursuant to the Parent Rights Agreement. Each issued and outstanding share of Parent Stock is, and each share of Parent Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Since December 14, 2005 through the date hereof, (i) no shares of Parent Stock have been issued, except in connection with the exercise of Parent Stock Options issued and outstanding on such date and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, shares of capital stock of Parent have been issued, granted or made, except Parent Rights in accordance with the terms of the Parent Rights Agreement and options granted in the ordinary course of business.
      (b) Except for Parent Rights and Parent Stock Options issued and outstanding and the Convertible Notes, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Parent Stock or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such agreement or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of Parent or its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of Parent Stock or the capital stock or other equity interests of any Subsidiary of Parent or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Subsidiary of Parent. There are no outstanding stock appreciation rights or similar derivative securities or rights of Parent or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote, other than the Convertible Notes. There are no voting trusts, irrevocable proxies or other agreements or understandings to which Parent or any Subsidiary of Parent is a party or is bound with respect to the voting of any shares of Parent Stock. None of the Company and its Subsidiaries shall become an “Acquiring Person” and no “Shares Acquisition Date” shall occur as a result of the execution, delivery and performance of this Agreement and the consummation of the Merger, and no “Distribution Date” shall occur as a result of the announcement of or the execution of this Agreement or any of the transactions contemplated hereby. As used in this Section 5.02(b), the terms “Acquiring Person,” “Distribution Date” and “Shares Acquisition Date” shall have the meanings ascribed to such terms in the Parent Rights Agreement.
      Section 5.03.     Subsidiaries. Each Subsidiary of Parent is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of Parent is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by Parent. Parent has no material investment in any entity other than its Subsidiaries.
      Section 5.04.     Authority; Non-Contravention; Approvals.
      (a) Parent and Merger Sub have all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Offer or Merger or the other transactions contemplated by this Agreement (other than the filing and recordation of the Certificate of Merger as required by the DGCL and approval of this Agreement by Parent as the sole stockholder of Merger Sub (which approval of Parent shall be obtained promptly after the date hereof)). This Agreement has been duly executed and delivered by

Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligations of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). No vote or approval of the holders of Parent Stock is required to approve the Share Issuance.
      (b) The execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Parent Required Statutory Approvals, or (iii) any Parent Permit or Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (c) Except for (i) the filings by Parent required by the HSR Act, (ii) the filings by Parent required by Antitrust Laws of foreign jurisdictions, (iii) the applicable requirements of the Exchange Act, (iv) the filing of the Certificate of Merger, (v) the filing of the Offer Documents, the Registration Statement and the Information Statement and the effectiveness of the Registration Statement, and (vi) any required filings under the rules and regulations of NYSE (the filings and approvals referred to in clauses (i) through (v) collectively, the “Parent Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub, as applicable, of the Offer, the Merger or the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (d) Neither Parent nor any affiliate or associate of Parent is, or has been during the last three years, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.
      Section 5.05.     Reports and Financial Statements.
      (a) Since January 1, 2001, Parent has filed with the SEC all material forms, registration statements, prospectuses, reports, schedules and documents (including all exhibits, post-effective amendments and supplements thereto) (the “Parent SEC Documents”) required to be filed by it under each of the Securities Act and the Exchange Act, all of which, as amended if applicable, complied in all material respects as to form with all applicable requirements of the appropriate Act, SOX and the rules and regulations thereunder. As of their respective dates (taking into account any amendments or supplements filed prior to the date hereof), the Parent SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
      (b) The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or the applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material).
      Section 5.06.     Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements included in Parent’s Form 10-K for the year ended December 31, 2004 (the “Parent 10-K”) or the unaudited financial statements included in Parent’s Form 10-Q for the period ended September 30, 2005 (the “Parent 10-Q”), neither Parent nor any of its Subsidiaries has as of the date hereof any material Liabilities, except Liabilities: (a) which were incurred after September 30, 2005 in the ordinary course of business consistent with past practice and which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or (b) which are of a nature not required to be reflected in the consolidated financial statements of Parent and its Subsidiaries prepared in accordance with GAAP consistently applied.
      Section 5.07.     Litigation. Except as disclosed in the Parent SEC Documents prior to the date hereof, as of the date hereof, there are no Actions pending, or, to the knowledge of Parent, threatened in writing against, which relate to or affect Parent or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There has not, within the last four (4) years, been nor, as of the date hereof, are there any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
      Section 5.08.     Absence of Certain Changes or Events. Since September 30, 2005, there has not occurred any circumstance or event, or series of circumstances or events, which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
      Section 5.09.     Registration Statement, Etc. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (a) the Registration Statement, (b) the Offer Documents, (c) the Information Statement or (d) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed and at the time such documents become effective or at the time any amendment or supplement thereto is filed or becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
      Section 5.10.     Compliance with Applicable Law; Permits.
      (a) Parent, its Subsidiaries and their employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, all those that may be required by the FDA or any other Governmental Entity engaged in the regulation of Parent’s products) which are required for Parent and its Subsidiaries to own, lease, license and operate its properties and other assets and to carry on their respective business in the manner described in the Parent SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Parent Permits”), and all Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Parent Permits would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

      (b) Parent and its Subsidiaries are, and have been at all times since January 1, 2004, in compliance with the terms of the Parent Permits and all applicable Laws relating to Parent and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Parent Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      Section 5.11.     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and each of its Subsidiaries is now and always has been in material compliance with all Environmental Laws; (b) Parent and each of its Subsidiaries has all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property owned, leased or operated by Parent or its Subsidiaries except in full compliance with all applicable Environmental Laws; (d) neither Parent nor any of its Subsidiaries has received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, nor is Parent or any such Subsidiary aware of any information which might form the basis of any such notice or any claim; and (e) there is no site to which Parent or any of its Subsidiaries has transported or arranged for the transport of Hazardous Substances which to the knowledge of Parent or any such Subsidiary is or may become the subject of any environmental action.
      Section 5.12.     Intellectual Property.
      (a) The use of the Parent Owned Intellectual Property and the Parent Licensed Intellectual Property in connection with the operation of the business of Parent or any of its Subsidiaries as conducted as of the date hereof, and (ii) the manufacture, use, offer for sale, and sale of Parent Key Products (as such products exist as of the date hereof), do not, to Parent’s knowledge, infringe or misappropriate or otherwise violate the Intellectual Property rights of any other Person, and no claim is pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries alleging any of the foregoing.
      (b) Except for the Parent Material Licenses, no material right, license, lease, consent, or other agreement is required with respect to any Intellectual Property for the conduct of the business of Parent or any of its Subsidiaries as conducted as of the date hereof that will require the undertaking of any material obligation by Parent or any of its Subsidiaries. “Parent Material Licenses” means Contracts as of the date hereof by which Parent or any of its Subsidiaries has been granted or has granted to others any license to Intellectual Property that is used in or necessary for the conduct of the business of Parent or any of its Subsidiaries, as conducted as of the date hereof and where (i) such Intellectual Property is embodied in any Parent Key Products; (ii) the termination or expiration of such agreement would reasonably be expected to have a Parent Material Adverse Effect; (iii) the agreement purports to be a material inbound or outbound license of rights on an exclusive basis; or (iv) the agreement relates to material Intellectual Property which, to Parent’s knowledge, is co-owned by another Person or as to which, to Parent’s knowledge, another Person has a right to acquire, right of first refusal or right of first negotiation, in each case other than licenses of computer software which computer software has not been significantly modified or customized and that is widely available on commercially reasonable terms.
      (c) None of Parent’s material patents or patent applications is involved in any interference, reexamination, opposition or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and, to Parent’s knowledge, there has been no threat that any such proceeding will hereafter be commenced. None of the Parent Registered Brand Names or the Parent Unregistered Brand Names is involved in any opposition, cancellation, nullification, interference or similar active proceeding which would reasonably be expected to have a material adverse effect thereon, and to Parent’s knowledge, there has been no threat that any such proceeding will hereafter be commenced.
      (d) Parent or a Subsidiary of Parent is the exclusive owner of the entire and unencumbered right, title and interest in and to each item of the Parent Owned Intellectual Property. Parent or a Subsidiary of Parent is

entitled to use the Parent Owned Intellectual Property and the Parent Licensed Intellectual Property in the ordinary course of its business as presently conducted, subject only to the terms of Parent Material Licenses.
      (e) Other than Parent Owned Intellectual Property and Parent Licensed Intellectual Property, there are no items of Intellectual Property that are necessary to the conduct of the business of Parent or any of its Subsidiaries as conducted as of the date hereof. To the knowledge of Parent, the Parent Owned Intellectual Property is valid and enforceable, and Parent or one of its Subsidiaries has the right to enforce such Parent Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.
      (f) No legal proceedings are pending or, to Parent’s knowledge, are threatened against Parent or any of its Subsidiaries or licensors of Parent Licensed Intellectual Property (i) based upon, challenging or seeking to deny or restrict the use by Parent or any of its Subsidiaries of any of the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold or to be manufactured or sold by Parent or any of its Subsidiaries or any other operation of the business of Parent or any of its Subsidiaries infringes, misappropriates or violates any Intellectual Property right of any other Person, or (iii) alleging that the Parent Material Licenses conflict with the terms of any other Person’s license or other agreement.
      (g) To Parent’s knowledge, no other Person is engaging in any activity that infringes or misappropriates the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property as of the date hereof.
      (h) Parent and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence, including contractually requiring licensees, contractors and other Persons with access to such trade secrets to keep such trade secrets confidential.
      (i) To the knowledge of Parent, (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of Parent or any of its Subsidiaries by any Person, (ii) no employee, independent contractor or agent of Parent or any of its Subsidiaries has misappropriated any material trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent, and (iii) no employee, independent contractor or agent of Parent or any of its Subsidiaries is in material default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract which has or is likely to have a Parent Material Adverse Effect.
      (j) Parent and each of its Subsidiaries has secured valid written assignments from all current employees and consultants and, to the best of Parent’s knowledge, all former employees and consultants, who contributed to the creation or development of Parent Owned Intellectual Property or the rights to such contributions that Parent or such Subsidiary does not already own by operation of law, and all of its employees and consultants have assigned to Parent or such Subsidiary the rights to such contributions that Parent or such Subsidiary does not already own by operation of law, except where the failure to have secured such written assignments would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on a Parent Key Product. All employees and consultants of Parent or any of its Subsidiaries with access to material confidential information of Parent or any of its Subsidiaries, which information relates to a Parent Key Product, are parties to written agreements under which, among other things, each such employee and consultant is obligated to maintain the confidentiality of confidential information of Parent or any of its Subsidiaries, except where the absence of such written agreements would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a material adverse effect on any Parent Key Product. To the knowledge of Parent as of the date hereof, no employees or consultants of Parent or any of its Subsidiaries are in violation thereof.
      (k) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to any right of termination or other right to impair or limit any of Parent’s rights to own or license any of the Parent Owned Intellectual Property or the Parent Licensed Intellectual Property.
      (l) To Parent’s knowledge, there are no facts or circumstances that materially adversely affect or are reasonably likely to materially adversely affect the continued supply (either for clinical purposes or in bulk) of the active ingredients of the pharmaceutical products currently used in clinical trials by or for Parent or any of its Subsidiaries.
      Section 5.13.     Regulatory Compliance.
      (a) Neither Parent nor any of its Subsidiaries has knowledge of any actual or threatened enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of Parent and its Subsidiaries, and none has received notice of any pending or threatened claim against either Parent, its Subsidiaries or any Parent Partner, and Parent and its Subsidiaries have no knowledge or reason to believe that any Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (b) All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any other Governmental Entity by Parent, its Subsidiaries, or, to the knowledge of Parent, Parent Partners have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing.
      (c) Except as described in the Parent SEC Documents prior to the date hereof, Parent, its Subsidiaries and, to the knowledge of Parent, Parent Partners have not received any FDA Form 483, notice of adverse finding, Warning Letters, untitled letters or other correspondence or notice from the FDA, or other Governmental Entity that have not been resolved prior to the date hereof alleging or asserting noncompliance with any applicable Laws or any licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto required by any applicable Laws, and Parent and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (d) All material licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto that Parent, its Subsidiaries, or, to the knowledge of Parent, Parent Partners has received from or made with the FDA or any other Governmental Entity has not been limited, suspended, modified or revoked and Parent and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action.
      (e) All studies, tests and preclinical and clinical trials being conducted by Parent or its Subsidiaries are, and any such studies or trials being conducted by a Parent Partner are to the knowledge of Parent being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable, and the FDCA and its implementing regulations including, but not limited to, 21 C.F.R. Parts 50, 54, and 56, 58 and 312. Parent and its Subsidiaries have not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, Parent or its Subsidiaries, or in which Parent or its Subsidiaries have participated, and Parent and its Subsidiaries have no knowledge or reason to believe that the FDA or any other Governmental Entity is considering such action, except where such action would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
      (f) The manufacture of products by Parent and its Subsidiaries is, and the manufacture of products by Parent Partners is to the knowledge of Parent, being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. In addition, Parent and its Subsidiaries and, to the knowledge of Parent, the Parent Partners, are in material compliance with all other applicable

FDA requirements, including, but not limited to, registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all other applicable Law.
      (g) Parent and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate. Parent and its Subsidiaries are not aware of any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by Parent or its Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products, or (iii) a termination or suspension of marketing of any such products.
      (h) Parent and its Subsidiaries are and at all times have been in material compliance with federal or state criminal or civil laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), and any comparable state laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from any Program. There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries which could reasonably result in its exclusion from participation in any Program or other third party payment programs in which Parent or any of its Subsidiaries participates.
      (i) To Parent’s knowledge, Parent and each Subsidiary are and have been in substantial compliance with all applicable Laws and regulations related to 21 C.F.R. Part 11 compliance. Parent and each Subsidiary have policies and procedures or a formal compliance program to ensure compliance with all requirements of 21 C.F.R. Part 11, including those necessary: (i) to ensure that its records are validated and audit trails are generated, such that procedure is compliant with the legal requirements imposed by the appropriate jurisdictions and the jurisdictions in which Parent or its Subsidiaries conduct business; (ii) to analyze and evaluate the potential risks and failures associated with the use of electronic records and electronic signatures; and (iii) to train and educate its new and current employees as required by Law. All such policies, procedures or formal compliance programs are in full compliance with applicable Laws and regulations.
      Section 5.14.     Brokers and Finders. None of Parent or its Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Parent or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to Morgan Stanley & Co. Incorporated (the “Parent Financial Advisor”).
      Section 5.15.     Financing. At the time the Offer is completed and at the Closing, Merger Sub will have sufficient funds and Parent shall have sufficient authorized but unissued shares of Parent Stock to consummate the Offer and the Merger.
      Section 5.16.     Interim Operations of Merger Sub. Merger Sub is a direct, wholly-owned subsidiary of Parent formed solely for the purpose of making the Offer and effecting the Merger, and has conducted no other material activity and has incurred no other material liability or obligation other than as contemplated by this Agreement.
      Section 5.17.     Taxes. Neither the Parent nor any of its Subsidiaries has taken any action or knows of any fact that could be reasonably expected to prevent the Merger, taken together with the Offer and the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VI
COVENANTS
      Section 6.01.     Conduct of Business by the Company Pending the Closing. Except for matters set forth in Section 6.01 of the Company Disclosure Letter or otherwise expressly permitted by this Agreement (or as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice (including, without limitation, preparing for and conducting an audit of the Company’s financial statements for the fiscal year ending December 31, 2005 in a manner consistent with past practice), and (ii) use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers, key employees and key independent contractors, and preserve the goodwill and business relationships with customers, suppliers, licensors, licensees and others having business relationships with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company), and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:
      (a)(i) amend or propose to amend the Company’s certificate of incorporation or bylaws or similar governing documents, or materially amend or propose to materially amend any of the Company’s Subsidiaries’ certificate of incorporation or bylaws or similar governing documents, (ii) split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to the Company or any of its Subsidiaries by a Subsidiary of the Company, (iv) merge or consolidate with any Person (other than a merger among wholly-owned Subsidiaries of the Company or a merger between the Company and its wholly-owned Subsidiaries), or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;
      (b) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that (i) the Company may issue Shares (A) upon the exercise of Company Purchase Rights outstanding on the date hereof or hereafter granted in accordance with the provisions of subclause (iv) of this clause (b), (B) upon exercise of Company Stock Options outstanding on the date hereof or hereafter granted in accordance with the provisions of subclause (ii) or (iii) of this clause (b) or (C) in accordance with the terms of the Company Rights Agreement as in effect on the date hereof, (ii) the Company may grant Company Stock Options to purchase up to an aggregate of 100,000 Shares to new employees of the Company or its Subsidiaries in accordance with the terms of the Company Stock Plans consistent with past practice and with an exercise price per Share no less than the fair market value of a Share on the date of grant, (iii) the Company may grant Company Purchase Rights in accordance with the terms of the Company ESPP (as in effect on the date hereof), subject to Section 3.06, and (iv) transactions exclusively among the Company and its Subsidiaries shall be permitted;
      (c) except for transactions exclusively among the Company and its Subsidiaries, (i) issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing (other than in connection with accounts payable in the ordinary course of business consistent with past practice or borrowings under the existing credit facilities of the Company or any of its Subsidiaries in the ordinary course), (ii) make any loans, advances or capital contributions to, or investments in, any Person, (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in connection with the exercise of outstanding Company Stock Options pursuant to the terms of the Company Stock Plans and the relevant written agreements evidencing the grant of Company Stock Options and repurchases of outstanding shares of Company Restricted Stock pursuant to the terms of the Company Restricted Stock Plan, (iv) make any material acquisition of any assets or businesses (including by merger, consolidation, acquisition of stock or assets, in-bound license transactions or otherwise) other than acquisitions the fair market value of the total consideration (including license, royalty or other fees) for which does not exceed, individually, $2,000,000 or, in the aggregate, $5,000,000 (provided that any such acquisition does not adversely affect the ability of Parent, Merger Sub and the Company to obtain applicable approvals under the Antitrust Laws), or (v) sell, pledge, assign, dispose of, transfer, lease, securitize or materially encumber any businesses or assets that are material to the Company and its Subsidiaries, taken as a whole (excluding Intellectual Property, which is addressed in Section 6.01(d)) other than (A) sales of inventory and other assets in the ordinary course of business, (B) sales or dispositions of assets in one or a series of transactions having an aggregate value of $3,000,000 or less, and (C) divestitures pursuant to Section 6.10 (including the divestiture of the Reloxin Assets);
      (d)(i) sell, pledge, assign, dispose of, transfer, securitize, lease or materially encumber any material Company Owned Intellectual Property or material Company Licensed Intellectual Property, or (ii) except in the ordinary course of business, as reasonably prudent to the conduct of the business or as provided for in Company Material Contracts in effect as of the date hereof, (A) exclusively license, abandon or fail to maintain any material Company Owned Intellectual Property or material Company Licensed Intellectual Property, (B) grant, extend, amend (except as required in the diligent prosecution of the material Company Owned Intellectual Property), waive or modify any rights in or to any material Company Owned Intellectual Property or material Company Licensed Intellectual Property, (C) fail to diligently prosecute the Company’s and its Subsidiaries’ material patent applications, or (D) fail to exercise a right of renewal or extension under any Company Material License;
      (e) (i) enter into any Contract or arrangement that reasonably may result in payments by or liabilities of the Company in excess of $1,000,000 individually or $3,000,000 in the aggregate in any 12-month period, or which materially limits or otherwise materially restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area, (ii) vary its inventory practices in any material respect from its past practices, except as required by GAAP or by Law, or (iii) make any capital expenditure or expenditures (including leases and in-bound licenses) in the aggregate in excess of the aggregate amount set forth in the Company’s budget provided to Parent prior to the date hereof (other than capital expenditures for unbudgeted repairs and maintenance in the ordinary course of business consistent with past practice);
      (f) grant, enter into or amend any employment, severance, change in control, special pay arrangement with respect to termination of employment or other similar arrangements or Contract with any directors, officers or employees of the Company or its Subsidiaries, except (i) as required pursuant to previously existing Contracts or policies between such current directors, officers or employees and the Company, (ii) pursuant to employment agreements entered into with a Person who is not already an officer of the Company in the ordinary course of business and is hired or promoted by the Company or one of its Subsidiaries after the date hereof in the ordinary course of business or (iii) to the minimum extent necessary to comply with Section 409A of the Code without increasing the benefits provided to any Person;
      (g) (i) increase the salary, benefits or monetary compensation of any directors, executive officers or employees, except (A) for increases in the ordinary course of business, (B) pursuant to previously existing Contracts, (C) in connection with the assumption by such employee of new or additional responsibilities or (D) to respond to offers of employment made by other Persons, or (ii) establish, adopt, enter into, or materially amend any, collective bargaining agreement or bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination or severance plan, arrangement, trust, fund, policy or agreement, except to the minimum extent necessary to comply with Section 409A of the Code without increasing the benefits provided to any Person or as otherwise required by any other applicable Law;

      (h) (i) accelerate, amend or change the period of exercisability or vesting of options, restricted stock or similar awards under any Company Stock Plan, except to the minimum extent necessary in order to comply with Section 409A of the Code without accelerating the exercisability or vesting of any such award, or (ii) authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date hereof;
      (i) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;
      (j) adopt, enter into, or amend any Company Benefit Plan to materially increase the benefits or Liabilities of any Company Benefit Plan or to accelerate the payment of benefits under any Company Benefit Plan, except (i) as involves any such then existing plans, agreements, trusts, funds or arrangements of any company acquired after the date hereof as permitted by this Agreement, or (ii) as required pursuant to existing Contracts or this Agreement;
      (k) change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP;
      (l) make any material Tax election or settle or compromise any material Tax liability or refund, or change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case, other than as required by Law;
      (m) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party and which relates to a business combination or other similar extraordinary transaction;
      (n) take any action to render inapplicable, or to exempt any third Person from, (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover or similar Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares;
      (o) take any action or omit to take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer set forth in Annex A or the conditions to the Merger in Article VII not being satisfied; or
      (p) agree, authorize or otherwise to take any of the foregoing actions.
      Section 6.02.     Conduct of Business by Parent Pending the Closing. Except for matters set forth in Section 6.02 of the Parent Disclosure Letter or otherwise expressly permitted or contemplated by this Agreement (or as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent), from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.02 of the Parent Disclosure Letter or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent), and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed:
      (a) (i) amend or propose to amend Parent’s certificate of incorporation or bylaws or similar governing documents, (ii) declare, set aside or pay any dividend or distribution payable in cash or otherwise (other than (A) stock dividends or distributions for which an appropriate adjustment is effected pursuant to Section 1.01(g) or 3.01(e), (B) quarterly cash dividends paid to stockholders of Parent in amounts consistent with past practice and (C) the payment of dividends or distributions to Parent or any of its Subsidiaries by a Subsidiary of Parent), or (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, or (iv) merge or consolidate with any Person or acquire any material business of any Person (other than a merger, consolidation or acquisition among wholly-owned Subsidiaries of the Company or a merger consolidation or acquisition involving solely the Company and its wholly-owned Subsidiaries), in each case with respect to this clause (iv), if such action would be reasonably likely to delay the consummation of the Offer;
      (b) take any action or omit to take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer set forth in Annex A or the conditions to the Merger in Article VII not being satisfied;
      (c) take any action that would result in a failure to maintain the trading of the Parent Stock on the NYSE; or
      (d) agree, authorize or otherwise to take any of the foregoing actions.
Notwithstanding the foregoing, Parent shall be entitled to (a) repurchase, retire or refinance outstanding indebtedness or debt securities and (b) enter into negotiations, discussions and Contracts relating to, and may consummate, acquisitions of other Persons (regardless of whether accomplished through a merger, stock purchase, asset purchase, recapitalization or other transaction, and regardless of the method or source of financing for such acquisition), so long as (i) the fair market value of the total consideration (including license, royalty or other fees) does not exceed $500,000,000 individually, (ii) Parent does not issue in excess of 20% of the then outstanding Parent Stock as consideration in any such transaction and (iii) the negotiation or consummation of any such acquisition is not reasonably likely to materially delay or prevent the completion of the Offer or the Merger.
      Section 6.03.     No Solicitation by the Company.
      (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, neither the Company nor any of its Subsidiaries nor any of the officers, directors or employees of the Company or its Subsidiaries shall, and the Company shall use reasonable best efforts to cause its and its Subsidiaries’ attorneys, accountants, investment bankers, financial advisors, agents and other representatives (“Representatives”) not to, directly or indirectly: (i) solicit, initiate, encourage or induce any inquiry with respect to, or the making, submission or announcement of, a Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, a Company Acquisition Proposal (except to disclose the existence of the provisions of this Section 6.03), or (iii) enter into any letter of intent or similar document or any Contract (whether binding or not) contemplating or otherwise relating to a Company Acquisition Proposal. The Company and its Subsidiaries and their officers, directors and employees will immediately cease, and the Company shall use reasonable best efforts to cause its Representatives to cease, any and all existing discussions or negotiations with a Person with respect to a Company Acquisition Proposal. To the extent not already requested, the Company shall as soon as practicable demand that each Person which has within the 12 months prior to the date of this Agreement executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Company Acquisition Transaction to immediately return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished by the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives to such Person or any of its Affiliates or Subsidiaries or any of its or their Representatives.
      (b) Notwithstanding the provisions of Section 6.03(a), the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal from a Person (a “Company Potential Acquiror”) which the Company Board determines in good faith, after consultation with a nationally recognized, independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Company Superior Proposal, take the following actions; provided that (x) the Company has first given Parent a written notice that states that the Company has received such Company Acquisition Proposal and otherwise includes the information set forth in Section 6.03(c) (a “Company Superior Proposal Notice”), and (y) such

Company Acquisition Proposal was not solicited after the date of this Agreement, was made after the date of this Agreement and did not otherwise result from a breach of this Section 6.03:

(i) furnish information to the Company Potential Acquiror; provided that (A) prior to furnishing any such information, the Company receives from the Company Potential Acquiror an executed confidentiality agreement (a “Competing Confidentiality Agreement”) containing terms at least as restrictive as the terms contained in the Confidentiality Agreement dated November 16, 2005 between Parent and the Company (the “Confidentiality Agreement”), and (B) contemporaneously with furnishing any such nonpublic information to the Company Potential Acquiror, the Company furnishes such nonpublic information to Parent (or, with respect to any such nonpublic information that has previously been furnished to Parent or its Representatives, a list identifying such nonpublic information delivered to Parent and its Representatives); and

(ii) participate or engage in discussions or negotiations with the Company Potential Acquiror with respect to such Company Acquisition Proposal.
      (c) As promptly as practicable (and, in any event, within 48 hours) after receipt of a Company Acquisition Proposal or any request for nonpublic information or inquiry which could reasonably be expected to lead to a Company Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Company Acquisition Proposal, request or inquiry, and the identity of the Person or group making such Company Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Company Acquisition Proposal, request or inquiry. After receipt of such Company Acquisition Proposal, request or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of such Company Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Company Acquisition Proposal, request or inquiry.
      (d) For a period of not less than five (5) Business Days after Parent’s receipt of each Company Superior Proposal Notice, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Company Acquisition Proposal that constituted a Company Superior Proposal no longer constitutes a Company Superior Proposal (a “Former Company Superior Proposal”). The terms and conditions of this Section 6.03 shall again apply to any inquiry or proposal made by any Person who withdraws or materially amends a Company Superior Proposal or who made a Former Company Superior Proposal (after withdrawal or after such time as their proposal is a Former Company Superior Proposal).
      (e) Neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the approval and recommendation by the Company Board that the Company stockholders tender their Shares pursuant to the Offer (as set forth in the Schedule 14D-9), and that such stockholders adopt and approve this Agreement or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar Contract relating to a Company Acquisition Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company Board or any committee thereof may take any or all of the actions described in (i) and (iii) above (in each case, a “Company Change of Recommendation”) if, prior to receipt of the Company Stockholder Approval:

(w) The Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law;

(x) The Company Board has notified Parent in writing of the determination described in clause (w) above; and

(y) in the case of any such actions taken in connection with a Company Acquisition Proposal, at least five (5) Business Days following receipt by Parent of the notice required pursuant to clause (x) above, and taking into account any revised proposal made by Parent pursuant to subpara-

graph (d) above since receipt of such notice, the Company Board maintains its determination described in clause (w) above.

      (f) The Company shall not submit, or propose to submit, a Company Acquisition Proposal to the vote of its stockholders prior to termination of this Agreement.
      (g) Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. Without limiting the foregoing, the Company shall not effect a Company Change of Recommendation unless specifically permitted pursuant to the terms of Section 6.03(e).
      Section 6.04.     Access to Information; Confidentiality.
      (a) Parent and its Subsidiaries, on the one hand, and the Company and its Subsidiaries, on the other hand, shall each afford to the other and its Representatives reasonable access during normal business hours upon reasonable notice throughout the period prior to the Effective Time to their respective officers, employees, Representatives, properties, books, contracts, commitments, files and records and, during such period, shall furnish promptly such information concerning its businesses, properties and personnel as the other party shall reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of any Contractual or any other legal restrictions, including applicable Laws, or which it believes is competitively sensitive information, but shall use its best efforts to obtain a consent to disclosure of such information. In addition, each party may designate any competitively sensitive information provided to the other under this Agreement as “outside counsel only.” Such information shall be given only to outside counsel of the recipient. Each party will use reasonable best efforts to minimize any disruption to the businesses of the other party and its Subsidiaries that may result from the requests for access, data and information hereunder.
      (b) The Company also will consult with Parent regarding its business in a prompt manner and on a regular basis.
      (c) All nonpublic information provided to, or obtained by, a party in connection with the transactions contemplated hereby shall be “Proprietary Information” for purposes of the Confidentiality Agreement, the terms of which shall continue in force until the Effective Time; provided that Parent and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals, the Company Required Statutory Approvals and the Company Stockholder Approval.
      (d) The Company shall provide to the Parent Financial Advisor and its advisors reasonable access during normal business hours upon reasonable notice throughout the period prior to the Effective Time to the Company’s officers, employees, Representatives, properties, books, contracts, commitments, files and records and, during such period, shall furnish promptly such information concerning its businesses, properties and personnel as the Parent Financial Advisor shall reasonably request for purposes of conducting a customary underwriter due diligence investigation.
      Section 6.05.     Employee Benefits.
      (a) From and after the Effective Time, Company Benefit Plans in effect as of the date of this Agreement shall remain in effect with respect to employees of the Company (or its Subsidiaries), covered by such plans at the Effective Time until such time as Parent shall, subject to applicable Law, the terms of this Agreement and the terms of such plans, either transfer employees and former employees of the Company and its Subsidiaries (“Transferred Employees”) to existing benefit plans of the Parent or Merger Sub or adopt new benefit plans with respect to such Transferred Employees (the “Transferred Employee Plans”). Prior to the Effective Time, Parent and the Company shall cooperate in reviewing, evaluating and analyzing Company Benefit Plans with a view towards determining appropriate Transferred Employee Plans. Parent will, and will cause its Subsidiaries to, with respect to all Transferred Employee Plans, (i) provide each employee of the Company or its Subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company or its Subsidiaries under any Transferred Employee Plan that is a welfare plan that such employees may be eligible to participate in after the Effective Time, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Effective Time, (ii) provide each employee of the Company or its Subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements under any Transferred Employee Plan that is a welfare plan that such employees are eligible to participate in after the Effective Time, to the extent that such employee would have received credit for such co-payment or deductible under the corresponding Company welfare plan in which the applicable employee participated immediately prior to the Effective Time, (iii) provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with the Company and its Subsidiaries, under each employee benefit plan, program, or arrangement of Parent or its Subsidiaries in which such employees are eligible to participate after the Effective Time, and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Notwithstanding anything to the contrary in this Section 6.05, Parent shall have no obligation to provide any credit for service, co-payments, deductibles paid, or for any purpose, unless and until Parent has received such supporting documentation as Parent may reasonably deem to be necessary in order to verify the appropriate credit to be provided.
      (b) If requested by Parent at least seven (7) days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the last Business Day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time. Regardless of whether such 401(k) plans are terminated, as of the last Business Day prior to the Effective Time, all account balances in such plans shall become fully vested and non-forfeitable.
      (c) The foregoing notwithstanding, Parent shall, and shall cause its Subsidiaries to, honor in accordance with their terms all benefits accrued through the Effective Time under Company Benefit Plans or under other contracts, arrangements, commitments, or understandings described in the Company Disclosure Letter.
      (d) Unless mutually agreed upon by the parties hereto, the Company shall terminate the Company ESPP in accordance with Section 3.06.
      (e) Nothing in this Section 6.05 shall be interpreted as preventing Parent from amending, modifying or terminating any of the Company Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable Law.
      Section 6.06.     Registration Statement; Offer Documents; Information Statement; Listing of Shares.
      (a) Parent shall use its commercially reasonable best efforts to have the Registration Statement declared effective under the Securities Act by the SEC as promptly as practicable after the date hereof and to keep the Registration Statement effective as long as is necessary to consummate the Offer and the Merger and the other transactions contemplated hereby, and Parent shall take all commercially reasonable actions required to be taken under any applicable state blue sky or securities Laws in connection with the Share Issuance. The Company shall promptly furnish all information concerning it and the holders of its capital stock as Parent may reasonably request in connection with such actions. Subject to Section 1.02(b)(ii), the Company shall use its commercially reasonable best efforts to have the Information Statement cleared by the SEC, filed in definitive form and disseminated to the stockholders of the Company as promptly as practicable after the consummation of the Offer.
      (b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Registration Statement, (b) the Offer Documents, (c) the Information Statement, (d) the Schedule 14D-9 or (e) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such information is included in such documents so filed and at the time such documents become effective or at the time any amendment or supplement thereto is filed or becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion or incorporation by reference in the Information Statement, the Offer Documents or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Information Statement, the Offer Documents or the Registration Statement, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Information Statement, the Offer Documents or the Registration Statement, as the case may be, and in disseminating the information contained in such amendment or supplement to the Company’s stockholders to the extent required by Law.
      (c) None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (a) the Registration Statement, (b) the Offer Documents, (c) the Information Statement, (d) the Schedule 14D-9 (including any information regarding Parent’s nominees to the Company Board provided by Parent specifically for inclusion therein) or (e) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such information is included in such documents so filed and at the time such documents become effective or at the time any amendment or supplement thereto is filed or becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement, the Offer Documents, the Schedule 14D-9 or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Information Statement, the Offer Documents, the Schedule 14D-9 or the Registration Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Information Statement, the Offer Documents, the Schedule 14D-9 or the Registration Statement, as the case may be, and in disseminating the information contained in such amendment or supplement to the Company’s stockholders to the extent required by Law.
      (d) As soon as reasonably practicable after consummation of the Offer, if required by the DGCL in order to effect the Merger, the Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held for the purpose of voting on the approval and adoption of this Agreement and the Merger. In connection with any such meeting or to the extent required by applicable securities Laws, the Company shall prepare and as reasonably practicable after consummation of the Offer file with the SEC the Information Statement relating to the Merger and the approval thereof and shall use its commercially reasonable best efforts to have the Information Statement cleared by the SEC as promptly as practicable thereafter, such that a definitive Information Statement may be distributed to the stockholders of the Company as promptly as practicable thereafter in connection with obtaining or providing notice of the Company Stockholder Approval, if required under the DGCL or applicable securities Laws. Parent shall, and shall cause Merger Sub to, promptly furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with such actions. Subject to Section 6.03(c), the Company Board shall recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders and shall include such recommendation in the Information Statement.
      (e) The parties shall notify each other promptly of the receipt of any comments or communications from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Offer Documents, the Information Statement or the Registration Statement or for additional information, and shall supply each other with copies of all correspondence (or upon request will provide written summaries of any oral communications) between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Offer Documents, the Information Statement, the Registration Statement, the Offer or the Merger.
      (f) Parent shall use its commercially reasonable best efforts to cause the shares of Parent Stock to be issued pursuant to the Offer and in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.
      (g) Parent shall vote or cause to be voted all Shares beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.
      Section 6.07.     Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company, who is a covered person of the Company for purposes of Section 16 of the Exchange Act (together with the rules and regulations promulgated thereunder, “Section 16”), of Shares or Company Stock Options pursuant to this the Offer, this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.
      Section 6.08.     Public Announcements. Parent and the Company will provide each other a reasonable opportunity to review and make reasonable comment upon, any press release or other public statement with respect to this Agreement and the business combination contemplated hereby and, except as may be required by applicable Law or any listing agreement with, or regulation of, any securities exchange on which the Shares or the Parent Stock, as applicable, are listed, will not issue any such press release or make any such public statement prior to receiving the other party’s consent (which shall not be unreasonably withheld or delayed); provided, however, that each of Parent and the Company may make (a) public disclosure reasonably required in the public SEC filings made by the respective parties in connection with the transactions contemplated hereby and (b) public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.08.
      Section 6.09.     Expenses and Fees.
      (a) Subject to Section 6.09(b) and Section 6.09(c), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Expenses incurred in connection with preparing, printing and filing the Registration Statement, the Offer Documents, the listing of the Parent Stock on the NYSE and the filing fees required in connection with any required filings under the HSR Act shall be borne by Parent.
      (b) The Company agrees to pay to Parent the fees set forth below under the following circumstances:

(i) If (A) after the date of this Agreement and prior to the consummation of the Offer, any Person publicly announces a Company Acquisition Proposal which has not been expressly and bona fide publicly withdrawn, (B) this Agreement is terminated (x) by either the Company or Parent pursuant to Section 8.01(b)(i) and at the time of termination the condition specified in paragraph (d)(ii) of Annex A is satisfied and the conditions specified in (a)(ii) or (b) on Annex A have not been satisfied, or (y) by Parent pursuant to 8.01(c) as a result of a breach of a covenant or other affirmative obligation and (C) within 12 months after the date of termination of this Agreement, the Company enters into a definitive agreement with respect to a Company Acquisition Transaction or consummates a Company Acquisition Transaction, then the Company shall pay to Parent by wire transfer of same-day funds $100,000,000 (the “Company Termination Fee”) less amounts previously paid pursuant to clause (iii) below, at the earlier of the date the Company enters into a definitive agreement providing for a Company Acquisition Transaction and the date of consummation of such the Company Acquisition Transaction. Solely for the purposes of this Section 6.09(b)(i), the term “Company Acquisition Transaction” shall have the meaning assigned to such term in Section 9.03(a), except that all references to “15%” or “85%” shall be changed to “50%”.

(ii) If Parent terminates this Agreement pursuant to Section 8.01(e), the Company shall pay Parent the Company Termination Fee within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by Parent.

(iii) If Parent terminates this Agreement pursuant to Section 8.01(c), then the Company shall pay Parent $10,000,000 within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by Parent; provided, however, that Parent shall not be entitled to such fee if, at the time of termination, the Company would be entitled to terminate this Agreement pursuant to Section 8.01(d).

(iv) If the Company terminates this Agreement pursuant to Section 8.01(f), then the Company shall pay Parent the Company Termination Fee concurrently with such termination by wire transfer of same-day funds to an account specified in writing by Parent.
      (c) Subject to subparagraph (d) below, Parent agrees to pay to the Company the fees set forth below under the following circumstances:

(i) If the Company terminates this Agreement pursuant to Section 8.01(d), then Parent shall pay the Company $10,000,000 within two (2) Business Days following termination by wire transfer of same-day funds to an account specified in writing by the Company; provided, however, that the Company shall not be entitled to such fee if, at the time of termination, Parent would be entitled to terminate this Agreement pursuant to Section 8.01(c).

(ii) If the Company has been required to pay Medicis the $90,000,000 termination fee under the Medicis Agreement, and (A) if the Company terminates this Agreement pursuant to Section 8.01(d) and the Offer is not consummated or (B) the Offer is not consummated on or prior to the Termination Date and the conditions set forth in paragraph (c) in Annex A have not been satisfied (unless the conditions in paragraph (c) of Annex A are not satisfied because the Company has been unable to divest the Reloxin Assets as contemplated herein) (the events in clauses (A) and (B), each a “Parent Fee Triggering Event”); then Parent shall pay the Company $90,000,000 (the “Parent Termination Fee”), in addition to any amounts payable under Section 6.09(c)(i), within two (2) Business Days following the date of termination by wire transfer of same-day funds to an account specified in writing by the Company.

      (d) The parties agree that (i) actual damages to the Company in the event that the Offer is not consummated are difficult to ascertain, (ii) the Parent Termination Fee and any amounts payable pursuant to Section 6.09(c)(i) represent a reasonable estimate of such damages if the Offer is not consummated as a result of a Parent Fee Triggering Event or if the Company terminates this Agreement pursuant to Section 8.01(d), as the case may be, and (iii) the Parent Termination Fee and any amounts payable pursuant to Section 6.09(c)(i) is the appropriate aggregate amount of liquidated damages in such events and not a penalty. Payment of any applicable fees by Parent pursuant to Section 6.09(c) shall be the Company’s sole remedy in the event of any Parent Fee Triggering Event or any termination pursuant to Section 8.01(d), as the case may be; provided, however, that notwithstanding the foregoing, the Company shall be entitled to file suit or otherwise seek to recover money damages from Parent or Merger Sub for any breach of this Agreement by Parent or Merger Sub, in which event the first sentence of this Section 6.09(d) shall not apply and the Company automatically shall be deemed to have unconditionally and irrevocably waived and disclaimed (A) any right to seek specific performance of any terms hereof pursuant to Section 9.10 hereof or otherwise and (B) any right to collect or direct the payment of any amounts that otherwise would be payable pursuant to Sections 6.09(c)(i) or (ii) in the absence of this proviso and such unconditional and irrevocable waiver.
      (e) Each of Parent and the Company acknowledges that the agreements contained in Sections 6.09(b) and 6.09(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. Accordingly, if either party (the “Defaulting Party”) fails promptly to pay the termination fee, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the Defaulting Party for the termination fee, the Defaulting Party shall pay to the other party interest on the termination fee from and including the date payment of the termination fee was originally due to but excluding the date of actual payment at the prime rate of Wells Fargo, N.A. in effect on the date such payment was originally required to be made. If applicable, the termination fee shall not be payable by a party more than once pursuant to this Section 6.09.
      Section 6.10.     Agreement to Cooperate.
      (a) The Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third Person any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the Offer and the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the Offer, this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Subject to Section 6.04, Parent and the Company shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.
      (b) (i) The Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any clearances or approvals of any Governmental Entities required for the consummation of the Offer or the Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any Antitrust Law, to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Offer or the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. Parent shall have the right to determine and direct the strategy and process by which the parties will seek required approvals under Antitrust Laws; provided, that Parent will consult with and consider in good faith the views of the Company in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.
      (ii) Notwithstanding anything to the contrary in this Section 6.10, neither Parent nor any of its Subsidiaries nor the Company shall be required to (A) license, divest, dispose of or hold separate any material assets or businesses of Parent or the Company or any of their respective Subsidiaries or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any of the material assets or businesses of Parent or the Company or any of their respective Subsidiaries, or that would have a material adverse effect on the combined company, (B) agree to or effect any license, divestiture, disposition or hold separate any business or take any other action or agree to any limitation that is not conditioned on the consummation of the Offer or the Merger or (C) pay more than de minimis amounts in connection with seeking or obtaining such consents, approvals or authorizations as are required to complete the Offer, the Merger or the Second Merger under applicable Antitrust Laws (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from Governmental Entities with respect to, such required consents, approvals or authorizations). The Company (x) shall not take or agree to take any action identified in clause (A), (B) or (C) of the immediately preceding sentence without the prior written consent of Parent and (y) if so requested by Parent, shall use reasonable best efforts to effect any license, divestiture, disposition or hold separate of any of the Company’s assets or businesses necessary to obtain clearances or approvals required for the Closing under the Antitrust Laws, provided that such action is conditioned on the consummation of the Offer. For purposes of this Section 6.10(b) and Annex A, “the material assets or businesses of Parent or the Company or any of their respective Subsidiaries” shall include any product that currently has, or during its peak sales periods, as forecasted in good faith by Parent, in the future is expected to have, annual sales of greater than $50 million. For the avoidance of doubt, the parties acknowledge that Botox® and Botox® Cosmetic are material assets of Parent.
      (iii) Notwithstanding clauses (A) and (B) of the preceding subparagraph (ii), to facilitate the consummation of the Offer and the Merger, and to the extent required to obtain any consents, approvals or authorizations required to complete the Offer, the Merger or the Second Merger under applicable Antitrust Laws (x) Parent, Merger Sub and the Company agree to promptly license, divest, dispose of or hold separate (A) the Reloxin Assets, including the Company’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets and (B) such other assets and businesses as do not constitute material assets or businesses of Parent or the Company or their respective Subsidiaries, and (y) the Company agrees to take all reasonable actions requested by Parent or Merger Sub in furtherance of such proposed actions, provided that such the effectiveness of any such actions set forth in clause (x) may be conditioned on consummation of the Offer.
      (c) Each of Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third Person consents related to or required in connection with the Offer or the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, or (iii) required to prevent a Parent Material Adverse Effect or a Company Material Adverse Effect from occurring prior to or after the Effective Time. If any party shall fail to obtain any consent from a third Person described in this subsection (c), such party will use its reasonable efforts, and will take any such actions reasonably requested by the other party hereto, to limit the adverse affect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that could reasonably be expected to result after the consummation of the Offer or the Effective Time, from the failure to obtain such consent.
      (d) Parent and the Company shall promptly (and, in any event, within two (2) Business Days) advise the other orally and in writing of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, respectively. The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
      Section 6.11.     Directors’ and Officers’ Indemnification.
      (a) Parent shall, to the fullest extent permitted by Law, and shall cause the Surviving Corporation to, honor all of the Company’s and its Subsidiaries’ obligations to indemnify the current or former directors or officers of the Company or any of its Subsidiaries, and any person who becomes an officer or director of the Company or any of its Subsidiaries, for acts or omissions by such directors and officers occurring prior to the Effective Time, whether pursuant to the Company’s or any Subsidiary’s Certificate of Incorporation, bylaws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and the Second Merger. For a period of six (6) years following the Effective Time, the certificates of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries shall contain, and Parent shall cause the Certificates of Incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries to contain, provisions no less favorable with respect to indemnification and exculpation of such directors and officers than are presently set forth in the Company’s and its Subsidiary’s Certificate of Incorporation and bylaws.
      (b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company; provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the “Maximum Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium; provided, further, if Parent in its sole discretion elects, by giving written notice to the Company at least five (5) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount at least equal to the annual aggregate coverage limit under the Company’s existing directors and officers liability policy, and in all other respects shall be with reputable and financially sound carriers and no less advantageous on the whole to such existing coverage). Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.11(b) for so long as such “tail” policy shall be maintained in full force and effect. The Company represents to Parent that the Maximum Premium is as set forth in Section 6.11(b) of the Company Disclosure Letter.
      (c) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.11. The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.11 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11).
      Section 6.12.     Rule 145. The Company shall, promptly after the date hereof, deliver to Parent a list setting forth the names of all Persons the Company expects to be, at the time of the Company’s Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list and shall supplement such list to reflect any Person that later becomes an “affiliate” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use reasonable best efforts to cause each Person who is identified as an affiliate in the list furnished or supplemented pursuant to this Section 6.12 to execute and deliver to Parent a written agreement, at or prior to the Effective Time, in substantially the form of Exhibit A hereto.
      Section 6.13.     Tax Free Reorganization.
      (a) Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger, taken together with the Offer and the Second Merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, Merger Sub, the Company, or their respective Subsidiaries shall take, or agree to take, any action (including any action otherwise permitted by Section 6.01 in the case of the Company or Section 6.02 in the case of Parent) that could prevent or impede the Merger, taken together with the Offer and the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
      (b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Sub and the Company shall report the Merger, taken together with the Offer and the Second Merger, as a “reorganization” within the meaning of Section 368(a) of the Code.
      (c) The parties hereto shall cooperate and use their commercially reasonable efforts to deliver to Parent’s and the Company’s tax counsel and tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of any tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Offer, the Merger and the Second Merger as a reorganization within the meaning of Section 368(a) of the Code. Parent’s and Company’s tax counsel and tax advisors shall be entitled to rely upon such representations in rendering any such opinions.
      Section 6.14.     Stockholder Litigation.
      (a) In the event a stockholder litigation related to this Agreement or the transactions contemplated hereby is brought, or threatened, against the Company and/or the members of the Company Board, the Company shall have the right to control the defense of such litigation; provided, however, that the Company shall engage Morrison & Foerster LLP or such other counsel that is reasonably acceptable to Parent. The Company shall promptly notify Parent of any such stockholder litigation brought, or threatened, against the Company and/or the members of the Company Board and shall provide Parent with updates and such information as Parent shall reasonably request with respect to the status of the litigation and discussions between the parties thereto (unless the provision of such updates and information could reasonably be expected to result in a loss of attorney-client privilege). The Company shall give Parent the opportunity to participate in the defense of and settlement discussions with respect to such litigation and shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless Parent shall have consented in writing to such payment or settlement, which consent shall not be unreasonably withheld.
      (b) In the event a stockholder litigation related to this Agreement or the transactions contemplated hereby is brought, or threatened, against Parent and/or the members of the Parent Board, Parent shall have the right to control the defense of such litigation; provided, however, that Parent shall engage Gibson, Dunn & Crutcher LLP or such other counsel that is reasonably acceptable to the Company. Parent shall promptly notify the Company of any such stockholder litigation brought, or threatened, against Parent and/or the members of the Parent Board and shall provide the Company with updates and such information as the Company shall reasonably request with respect to the status of the litigation and discussions between the parties thereto (unless the provision of such updates and information could reasonably be expected to result in a loss of attorney-client privilege). Parent shall give the Company the opportunity to participate in the defense of and settlement discussions with respect to such litigation and shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless the Company shall have consented in writing in such payment or settlement, which consent shall not be unreasonably withheld.
      Section 6.15.     Control of Other Party’s Business. Notwithstanding Parent’s rights under Section 1.03 hereof, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of any other party prior to the consummation of the Offer. Prior to the consummation of the Offer each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
      Section 6.16.     Rights Agreements.
      (a) The Company covenants and agrees that it will not (i) redeem the Company Rights, or (ii) amend the Company Rights Agreement prior to the termination of this Agreement unless, and only to the extent that, it is required to do so by order of a court of competent jurisdiction or unless such amendment is primarily for purposes of substituting a new rights agent thereunder and making appropriate conforming amendments. The Company Board shall not make a determination that Parent, Merger Sub or any of their respective “Affiliates” or “Associates” (as such terms are defined in the Company Rights Agreement) is, by virtue of this Agreement or any action contemplated by this Agreement, an “Acquiring Person” (as such term is defined in the Company Rights Agreement) for purposes of the Company Rights Agreement. The Company shall not adopt a new stockholder rights plan or “poison pill.”
      (b) The Parent Board shall not make a determination that the Company, or any of its “Affiliates” or “Associates” (as such terms are defined in the Parent Rights Agreement) is, by virtue of this Agreement or any action contemplated by this Agreement, an “Acquiring Person” (as such term is defined in the Parent Rights Agreement) for purposes of the Parent Rights Agreement or any replacement agreement.
      Section 6.17.     Financing; Guarantee of Parent.
      (a) Prior to the Closing, Parent shall obtain all financing required for the transactions contemplated by this Agreement. Parent hereby guarantees the payment by Merger Sub of any amounts payable by Merger Sub pursuant to the Offer and the Merger or otherwise pursuant to this Agreement and will cause Merger Sub to perform all of its other obligations under this Agreement in accordance with their terms.
      (b) Without limiting Sections 6.04 or 6.10, the Company agrees to use its reasonable best efforts to provide, and to use its reasonable best efforts to cause the Subsidiaries of the Company and the respective officers, employees and independent auditors of the Company and its Subsidiaries to provide, cooperation in connection with the arrangement of any financing to be consummated in order to fund the Cash Consideration to be paid pursuant to the Offer or the Cash Merger Consideration to be paid pursuant to this Agreement (each, a “Financing”), including without limitation, reasonable participation in meetings and road shows; the provision of information relating to the Financing reasonably requested by Parent; and reasonable assistance in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents of Parent.
      Section 6.18.     Second Merger. As soon as reasonably practicable after the Effective Time, Parent shall cause the Second Merger to be effected by, among other things, adopting and cause the Surviving Corporation to adopt an agreement and plan of merger and reorganization pursuant to which the Surviving Corporation shall be merged with and into a wholly owned limited liability company subsidiary of Parent with such limited liability company being the entity surviving the Second Merger as a wholly owned subsidiary of Parent. There shall be no conditions to the Second Merger, other than (a) the acquisition of Shares pursuant to the Offer, (b) the consummation of the Merger and (c) the absence of any legal prohibition on completing the Second Merger. It is intended that the Second Merger shall occur as described in this Section 6.18, and that the acquisition of the Shares pursuant to the Offer, together with the Merger and the Second Merger, together qualify as a reorganization under the provisions of Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the regulations promulgated under the Code.
      Section 6.19.     Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents or instruments that may be reasonably necessary to carry out the provisions of this Agreement.
ARTICLE VII
CONDITIONS TO THE MERGER
      Section 7.01.     Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions:
      (a) If required by the DGCL, this Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL;
      (b) No judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall be in effect which has the effect of making the Merger or the Second Merger illegal or otherwise restraining or prohibiting the consummation of the Merger or the Second Merger; provided, however, that prior to asserting this condition, subject to Section 6.10, each of the parties shall have used its reasonable efforts to prevent the entry of any such judgment, injunction, order or decree;
      (c) All consents, approvals, orders or authorizations from, and all material declarations, filings and registrations with, any Governmental Entity required to consummate the Merger and the Second Merger shall have been obtained or made, except for such consents, approvals, orders, authorizations, material declarations, filings and registrations, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (for purposes of this clause, after giving effect to the Merger);
      (d) No stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC; and
      (e) Merger Sub shall have purchased or exchanged Shares pursuant to the Offer (provided that this shall not be a condition to Parent’s and Merger Sub’s obligations if Merger Sub shall have failed to purchase or exchange such Shares in violation of this Agreement, notwithstanding the satisfaction or waiver by Merger Sub of all of the conditions to the Offer set forth in Annex A attached hereto).
ARTICLE VIII
TERMINATION
      Section 8.01.     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:
      (a) by mutual written consent of Parent and the Company;
      (b) by either Parent or the Company:

(i) if the Offer has not been consummated on or before February 28, 2006 (such date, as it may be extended under clause (A) of this paragraph, the “Termination Date”); provided, however, that (A) the Termination Date may be extended by either party (by written notice thereof to the other party), until March 30, 2006, if all other conditions to consummation of the Offer are satisfied or capable of then being satisfied and the sole reason that the Offer has not been consummated by such date is that the Antitrust Conditions set forth in paragraph (c) of Annex A have not been satisfied and Parent or the Company are still attempting to obtain such necessary consents and approvals under Antitrust Laws or are contesting the refusal of the relevant Governmental Entity to give such consents or approvals or the entry of any such judgment, injunction, order or decree by a Governmental Entity or through other applicable proceedings, and (B) the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of or resulted in the failure of the Offer to be consummated by the Termination Date; or

(ii) if any Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable, provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the cause of or resulted in such order, decree, ruling or other action.
      (c) by Parent, if there has been a breach by the Company of its representations, warranties, covenants or agreements contained in this Agreement which would result in a failure of a condition to the Offer set forth in Annex A that is not waived by Merger Sub; provided, that Parent shall have given the Company prior written notice of Parent’s intent to terminate this Agreement and the Company shall not have cured the applicable breach within ten (10) Business Days or, if sooner, by one (1) Business Day prior to the Termination Date.
      (d) by the Company, (i) if Parent fails to consummate the Offer in breach hereof, or (ii) if there has been a breach by Parent or Merger Sub of (x) its representations and warranties contained in this Agreement (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of determination as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect, or (y) its covenants and agreements contained in this Agreement in any material respect; provided, that the Company shall have given Parent prior written notice of the Company’s intent to terminate this Agreement and Parent shall not have cured the applicable breach within ten (10) Business Days or, if sooner, by one (1) Business Day prior to the Termination Date.
      (e) by Parent, if (i) the Company Board shall have effected a Company Change of Recommendation or resolved to do so; (ii) the Company Board shall have approved or recommended to the Company’s stockholders a Company Acquisition Proposal or resolved to do so; or (iii) a tender offer or exchange offer for Shares is commenced (other than by Parent or any of its Affiliates) and the Company Board recommends that the Company’s stockholders tender their shares in such tender or exchange offer or the Company Board fails to recommend that the Company’s stockholders reject such tender or exchange offer within seven (7) Business Days after receipt of Parent’s request to do so; it being understood that neither disclosure of any competing proposal that is not being recommended by the Company Board nor disclosure of any facts or circumstances, together with a statement that the Company Board continues to recommend approval of this Agreement and the Merger, shall be considered to be a Company Change of Recommendation.
      (f) by the Company, prior to consummation of the Offer, upon or following a Company Change in Recommendation or otherwise in order to enter into a definitive agreement with respect to or otherwise to accept a Company Superior Proposal, in either case as permitted by Section 6.03(e) and subject to the timely payment in full of any fees payable by the Company pursuant to Section 6.09.
The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other parties.
      Section 8.02.     Effect of Termination. In the event of termination of this Agreement by either Parent or the Company prior to the Effective Time pursuant to the provisions of Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability or further obligation on the part of Parent, the Company or Merger Sub or their respective officers or directors (except as set forth in Sections 6.04(c), 6.09 and Article IX, all of which shall survive the termination). Nothing in this Section 8.02 shall relieve any party from Liability for any willful and material breach of this Agreement.
ARTICLE IX
MISCELLANEOUS
      Section 9.01.     Non-Survival of Representations and Warranties. No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.
      Section 9.02.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received), and shall be given deemed given: (i) upon personal delivery, (ii) one (1) Business Day after being sent via a nationally recognized overnight courier service if overnight courier service is requested or (iii) upon receipt of electronic or other confirmation of transmission if sent via facsimile or e-mail, in each case at the addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice) set forth below:

If to Parent or Merger Sub, to:

Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
Attention: Douglas Ingram
Facsimile: (714) 246-6987
E-mail: ingram doug@allergan.com

with copies to:

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
Attention: Andrew E. Bogen, Esq.
Facsimile: (213) 229-7520
E-mail: ABogen@gibsondunn.com

If to the Company, to:

Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111-2936
Attention: Joseph A. Newcomb
Facsimile: (805) 692-5409
E-mail: joseph.newcomb@inamed.com

with copies to:

Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 92130-2332
Attention: Scott M. Stanton
Facsimile: (858) 720-5125
E-mail:sstanton@mofo.com

Section 9.03. Defined Terms.
      (a) For purposes of this Agreement:
      “Action” means any claim, suit, action, proceeding or investigation.
      “Affiliate” of any Person shall mean another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control“ means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.
      “Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Los Angeles, California.
      “Company Acquisition Proposal” means any offer or proposal with respect to a potential or proposed Company Acquisition Transaction.
      “Company Acquisition Transaction” means, whether in a single transaction or as part of a series of related transaction, any (a) merger, consolidation, business combination or similar transaction involving the Company or any of its Significant Subsidiaries pursuant to which the stockholders of the Company immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale, lease, exclusive license or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture or otherwise of assets of the Company or its Subsidiaries representing 15% or more of the consolidated assets of the Company and its Subsidiaries, (c) issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (d) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (other than the Offer, the Merger or the Second Merger).
      “Company Distribution” means the sum of any cash and the fair market value of any property that is distributed, transferred or paid by the Company to its stockholders (whether in a redemption transaction or as a dividend distribution) in connection with the Reorganization, other than any payment pursuant to Section 1.04(g).
      “Company ERISA Affiliate Plan” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of any ERISA Affiliate of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or contributed to by any ERISA Affiliate of the Company or any of its Subsidiaries or to which any ERISA Affiliate of the Company or any of its Subsidiaries contributes or is obligated to contribute or with respect to which any ERISA Affiliate of the Company or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.
      “Company Key Product” shall mean any product or line of products which, in any of the preceding three (3) calendar years, generated more than 5% of the Company’s or any of its Subsidiary’s net revenue for that year and any product which the Company reasonably expects to generate more than 5% of the Company’s or any Subsidiary’s net revenue in any of the next five (5) years, but in any event including the products sold or to be sold under the following trademarks and trade names: Lap-Band System, BIB (BioEnterics Intragastric Balloon System), BioDimensional, 410 Signature Series, Biospan, McGhan, Reloxin, Dysport, Cosmoderm, Cosmoplast, Hylaform, Captique, Zyderm, Zyplast Hydrafill, Hydrafill, JuveDerm or Juvinox.
      “Company Licensed Intellectual Property” means all material Intellectual Property licensed to the Company or any of its Subsidiaries.
      “Company Material Adverse Effect” shall mean any change, event, development or effect (i) that is materially adverse to the business or financial condition of the Company and its Subsidiaries, taken as a whole, except for any such change, event, development or effect resulting from or arising out of (A) changes or developments in the medical device and specialty pharmaceutical industries generally (which changes or developments, in each case, do not disproportionately affect the Company or its Subsidiaries in any material respect), (B) changes or developments in financial or securities markets or the economy in general (which changes or developments, in each case, do not disproportionately affect the Company or its Subsidiaries in any material respect), (C) any change in the Company’s stock price or trading volume, in and of itself, (D) any failure by the Company to meet published revenue or earnings projections, in and of itself, (E) any changes resulting from or arising out of the announcement of (1) the termination of the Medicis Agreement, (2) the Offer, or (3) this Agreement or any actions pursuant to (and required by) this Agreement, or (F) the determination by, or the delay of a determination by, the FDA, or any panel or advisory body empowered or appointed thereby, with respect to the approval, non-approval or disapproval of any of the Company’s or its

Subsidiaries’ products, or (ii) that prevents the Company from fulfilling its obligation to facilitate the Offer or consummate the Merger.
      “Company Owned Intellectual Property” means all material Intellectual Property owned by the Company or any of its Subsidiaries.
      “Company Partner” means any Person which manufactures, develops, packages, processes, labels, tests or distributes products pursuant to a development, commercialization, manufacturing, supply, testing or other collaboration arrangement with the Company or any of its Subsidiaries.
      “Company Registered Brand Name” means all trademarks, trade names, brand names, and service marks registered by the Company or any of its Subsidiaries in any country throughout the world.
      “Company Restricted Stock” shall mean the Shares subject to the rights to acquire unvested Shares outstanding under the Company Restricted Stock Plan.
      “Company Restricted Stock Plan” shall mean the Company’s 2003 Restricted Stock Plan.
      “Company Stock Option” means option to acquire shares granted under or pursuant to the Company Stock Plan.
      “Company Stock Plans” shall mean the Company’s Non-Employee Director’s Stock Option Plan, the Company’s 1998 Stock Option Plan, the Company’s 1999 Director’s Stock Election Plan, the Company’s 1999 Stock Option Plan, the Company’s 2000 Stock Option Plan, the Company’s 2003 Outside Director Compensation Plan, the Company’s 2004 Performance Stock Option Plan, the Company Restricted Stock Plan, the Standalone Option Agreements and any other plan or arrangement under which the Company or its Subsidiaries grants equity-based awards.
      “Company Stockholders’ Meeting” means a special meeting of the stockholders of the Company to be called pursuant to Section 6.06(d), if requested by Parent, to consider the adoption of this Agreement.
      “Company Superior Proposal” means an unsolicited, bona fide written offer made by a Company Potential Acquiror to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that are more favorable to the Company’s stockholders than the terms of the Offer and the Merger, taking into account, among other matters, all legal, financial, regulatory and other aspects of such offer and the Company Potential Acquiror, including (i) the likelihood and timing of consummation, (ii) any amendments to or modifications of this Agreement that Parent has offered at the time of determination and (iii) such other factors deemed relevant by the Company Board.
      “Company Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which the Company or any of its Subsidiaries has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks used by the Company or any of its Subsidiaries but not registered in any country anywhere in the world.
      “Contract” means any agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, covenants not to sue, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied (each, including all amendments thereto).
      “Election Deadline” means the date that is thirty (30) days after the date that Forms of Merger Election and any other materials necessary for the holder to claim the Merger Consideration to which such holder is entitled pursuant to the Merger are sent to former Company stockholders.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
      “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 52 or 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
      “Environmental Law(s)” means any and all applicable international, federal, state, or local Laws or rule of common Law, permits, restrictions and licenses, which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including without limitation protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.
      “Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).
      “FDA” means the U.S. Food and Drug Administration.
      “FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the regulations of the FDA promulgated thereunder.
      “GAAP” means United States generally accepted accounting principles.
      “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314, 320, 812, and 814 of the Code of Federal Regulations.
      “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations.
      “Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for medical devices contained in Title 21 part 820 of the Code of Federal Regulations, and the good manufacturing practice regulations for finished pharmaceutical or drug products contained in Title 21 parts 210 and 211 of the Code of Federal Regulations.
      “Governmental Entity” means any foreign, federal, state, local or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority.
      “Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.
      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
      “Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign and domestic, including (i) patents, patent applications (including any provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, PCT international applications, and all foreign counterparts), statutory invention certificates, copyrights, mask works, industrial designs, URLs, domain names, trademarks, service marks, logotypes, brand names, trade dress and trade names, (ii) all rights in, applications for, registrations of any of the foregoing, (iii) moral rights, rights to use a natural person’s name and likeness, publicity rights, (iv) trade secrets, confidential information, inventions, discoveries, improvements, modifications, know-how, techniques, methods, data, embodied or disclosed in any computer programs; product specifications; manufacturing, assembly, testing, clinical trials, patient surveys, physician surveys, surgical methods, educational programs, and (v) all goodwill related to any of the foregoing.
      “IRS” means Internal Revenue Service.
      “Knowledge” shall mean the actual knowledge of the executive officers of the Company or Parent, as the case may be.
      “Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, treaty, convention, compact, protocol or arbitration award or finding.
      “Liability” or “Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.
      “Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.
      “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.
      “NYSE” means the New York Stock Exchange, Inc.
      “Parent Key Product” shall mean any product or line of products, other than Ocuflox®, which, in any of the preceding three (3) calendar years, generated more than 5% of Parent’s and its consolidated Subsidiaries’ net revenue for that year and any product which Parent reasonably expects to generate more than 5% of Parent’s and its consolidated Subsidiaries’ net revenue in any of the next five (5) years, but in any event including the products sold or to be sold under the following trademarks and trade names: Alphagan® (including Alphagan®P and Combigan®), Botox®, Lumigan®, Refresh® eye drops, and Restasis®.
      “Parent Licensed Intellectual Property” means all material Intellectual Property licensed to Parent or any of its Subsidiaries.
      “Parent Material Adverse Effect” shall mean any change, event, development or effect that (i) is materially adverse to the business or financial condition of Parent and its Subsidiaries, taken as a whole, except for any such change, event, development or effect resulting from or arising out of (A) changes or developments in the medical device and specialty pharmaceutical industries generally (which changes or developments, in each case, do not disproportionately affect Parent or its Subsidiaries in any material respect), (B) changes or developments in financial or securities markets or the economy in general (which changes or developments, in each case, do not disproportionately affect Parent or its Subsidiaries in any material respect), (C) any change in Parent’s stock price or trading volume, in and of itself, (D) any failure by Parent to meet published revenue or earnings projections, in and of itself, (E) any changes resulting from or arising out of the announcement of this Agreement or actions pursuant to (and required by) this Agreement, or (F) the determination by, or the delay of a determination by, the FDA, or any panel or advisory body empowered or appointed thereby, with respect to the approval, non-approval or disapproval of any of Parent’s or its Subsidiaries’ products, or (ii) prevents Parent and Merger Sub from fulfilling any obligation to consummate the Offer and the Merger.
      “Parent Owned Intellectual Property” means all material Intellectual Property owned by Parent or any of its Subsidiaries.
      “Parent Partner” means any Person which manufactures, develops, packages, processes, labels or tests or distributes products pursuant to a development, commercialization, manufacturing, supply, testing or other collaboration arrangement with Parent or any of its Subsidiaries.

      “Parent Registered Brand Name” means all trademarks, trade names, brand names, and service marks registered by Parent or any of its Subsidiaries in any country throughout the world.
      “Parent Stock Option” means any option to purchase Parent Stock granted under the Parent Stock Plans or otherwise.
      “Parent Stock Plans” means any plan or arrangement under which Parent grants equity-based awards.
      “Parent Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which Parent or any of its Subsidiaries has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks used by Parent or any of its Subsidiaries but not registered in any country anywhere in the world.
      “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
      “Reloxin Assets” means all of the Company’s right, title and interest in its license to Reloxin/ Dysport products in all markets, and all associated information, studies, reports, FDA filings and communications.
      “SEC” means the Securities and Exchange Commission.
      “Securities Act” means the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder).
      “Share Issuance” means the issuance of Parent Stock pursuant to the Offer and the Merger.
      “Significant Subsidiary” has the meaning ascribed to such term in Rule 1-02 of Regulation S-X of the Exchange Act.
      “SOX” means the Sarbanes-Oxley Act of 2002.
      “Standalone Option Agreements” shall mean the Option Agreement between the Company and Nicholas L. Teti, dated July 23, 2001 and the Option Agreement between the Company and Hani Zeini, dated September 28, 2001.
      “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
      “Tax” or “Taxes” means all taxes of whatever kind or nature, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, estimated, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any Governmental Entity or Tax authority (domestic or foreign).
      “Tax Returns” means any report, return (including information return), claim for refund, or statement relating to Taxes or required to be filed with any Tax authority (domestic or foreign), including any schedule or attachment thereto, and including any amendments thereof.
      “Warning Letter” is a letter issued by the FDA for an alleged violation of regulatory significance that provides individuals and firms an opportunity to take voluntary corrective action.

      (b) The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Reference

1999 Option Plan	Section 3.05(a)
2000 Option Plan	Section 3.05(a)
Agreement	Preamble
Antitrust Laws	Section 6.10(b)
Cash Consideration	Section 1.01(a)
Cash Merger Consideration	Section 3.01(a)(i)(A)
Cash Merger Election	Section 3.01(b)
Cash Proration Factor	Section 1.01(d)(i)
Certificate	Section 3.03(b)
Certificate of Merger	Section 2.02
Closing	Section 2.02
Closing Date	Section 2.02
Code	Recitals
Company	Preamble
Company 10-K	Section 4.06
Company Benefit Plans	Section 4.12(a)
Company Board	Recitals
Company Change of Recommendation	Section 6.03(e)
Company Disclosure Letter	Article IV Preamble
Company ESPP	Section 3.06
Company Financial Advisor	Section 4.19
Company Leases	Section 4.16(b)
Company Material Contracts	Section 4.10(a)
Company Material Leased Real Property	Section 4.16(b)
Company Material Licenses	Section 4.15(b)
Company Owned Real Property	Section 4.16(a)
Company Permits	Section 4.9(a)
Company Potential Acquiror	Section 6.03(b)
Company Preferred Stock	Section 4.02(a)
Company Purchase Rights	Section 4.02(a)
Company Qualified Plans	Section 4.12(d)
Company Required Statutory Approvals	Section 4.04(d)
Company Rights	Section 3.01(f)
Company Rights Agreement	Section 3.01(f)
Company SEC Documents	Section 4.05(a)
Company Stock Options	Section 3.05(b)
Company Stockholder Approval	Section 4.04(a)
Company Superior Proposal Notice	Section 6.03(b)
Company Termination Fee	Section 6.9(b)(ii)
Competing Confidentiality Agreement	Section 6.03(b)(i)
Confidentiality Agreement	Section 6.03(b)(i)

Term	Reference

Conversion Options	Section 3.05(b)
Convertible Notes	Section 5.02(a)
Defaulting Party	Section 6.9(d)
DGCL	Recitals
Dissenting Shares	Section 3.02
Effective Time	Section 2.02
Election	Section 1.01(c)
Exchange Agent	Section 3.03(a)
Exchange Fund	Section 3.03(a)
Exchange Options	Section 3.05(a)
Expiration	Section 1.01(h)
Expiration Date	Section 1.01(h)
FCPA	Section 4.21
Financing	Section 6.17(a)
Form of Merger Election	Section 3.01(b)
Former Company Superior Proposal	Section 6.03(d)
Information Statement	Section 4.09(a)
Investigation	Section 6.04(d)
Maximum Cash Consideration	Section 1.01(d)
Maximum Cash Merger Consideration	Section 3.01(c)
Maximum Parent Stock Consideration	Section 1.01(d)
Maximum Premium	Section 6.11(b)
Maximum Stock Merger Consideration	Section 3.01(c)
Medicis	Recitals
Medicis Agreement	Recitals
Merger	Recitals
Merger Cash Proration Factor	Section 3.01(c)(i)
Merger Consideration	Section 3.01(a)(i)(B)
Merger Election	Section 3.01(b)
Merger Stock Proration Factor	Section 3.01(c)(ii)
Merger Sub	Preamble
Minimum Condition	Section 1.01(b)
Non-Stock Consideration	3.01(g)
Offer	Recitals
Offer Documents	Section 1.01(i)
Parent	Preamble
Parent 10-K	Section 5.06
Parent 10-Q	Section 5.06
Parent Board	Recitals
Parent Stock	Section 1.01(a)
Parent Disclosure Letter	Article V Preamble
Parent Financial Advisor	Section 5.20
Parent Leases	Section 5.17(b)
Parent Material Leased Real Property	Section 5.17(b)

Term	Reference

Parent Material Licenses	Section 5.16(b)
Parent Permits	Section 5.10(a)
Parent Preferred Stock	Section 5.02(a)
Parent Required Statutory Approvals	Section 5.04(d)
Parent Rights	Section 3.01(f)
Parent Rights Agreement	Section 3.01(f)
Parent SEC Documents	Section 5.05(a)
Parent Stock Election	Section 1.01(c)
Parent Stock Proration Factor	Section 1.01(d)(ii)
Parent Termination Fee	Section 5.10(c)(ii)
Patent Litigations	Section 5.18
Program	Section 4.18(h)
Prospectus	Section 1.01(i)
Registration Statement	Section 1.01(i)
Representatives	Section 6.03(a)
Repurchase Rights	Section 3.07
Rights Plan Amendment	Section 1.02(a)
Schedule 14D-9	Section 1.02(b)
Schedule TO	Section 1.01(i)
Second Merger	Recitals
Section 16	Section 5.08
Shares	Recitals
Stock Merger Consideration	Section 3.01(a)(i)(B)
Stock Merger Election	Section 3.01(b)
Surviving Corporation	Section 2.01
Termination Date	Section 8.01(b)(i)
Testing Price	Section 3.01(g)
Top-Up Closing	Section 1.04
Top-Up Exercise Event	Section 1.04(b)(i)
Top-Up Exercise Notice	Section 1.04(c)
Top-Up Notice Date	Section 1.04(c)
Top-Up Option	Section 1.04a)
Top-Up Option Shares	Section 1.04(a)
Transferred Employees	Section 6.05(a)
Transferred Employee Plans	Section 6.05(a)
Unit	Section 3.05(b)
Value of Stock Consideration	3.01(g)
Valuation Date	3.01(g)
      Section 9.04.     Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
      Section 9.05.     Miscellaneous. This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of law or otherwise. The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) irrevocably and unconditionally consents to submit itself to the jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action on the Court of Chancery of the State of Delaware, and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.
      Section 9.06.     Counterparts. This Agreement may be executed by facsimile signature and in two or more counterparts each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
      Section 9.07.     Amendments; Extensions.
      (a) This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval has been obtained; provided that, after the Company Stockholder Approval has been obtained, there shall be made no amendment that by law requires further approval by stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      (b) At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions of the parties hereto contained herein (except those conditions to the Offer specifically designated as non-waiveable in Section 1.01(b)); provided that after the Company Stockholder Approval has been obtained, there shall be made no waiver that by law requires further approval by stockholders of the Company without the further approval of such stockholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
      Section 9.08.     Entire Agreement. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibits and the Annexes hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for the provisions of Section 6.11, which are intended for the benefit of the Company’s former and present officers and directors, and Article I hereof.
      Section 9.09.     Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.
      Section 9.10.     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity; provided, however, that following the termination of this Agreement pursuant to Section 8.01, and subject to the following proviso, the parties shall only be entitled to require specific performance of the obligations of the respective parties under Sections 6.04(c) and 6.09 and no party shall be obligated to consummate the Merger or the other transactions contemplated hereby after such party has paid any fees or expenses required to be paid by it under Section 6.09; provided, further, that the Company shall not be entitled to seek or obtain specific performance of any term hereof if, as provided in the proviso of Section 6.09(d) hereof, the Company files suit or otherwise seeks to recover money damages for any breach of this Agreement by Parent or Merger Sub in lieu of collecting or directing the payment of any amounts that otherwise would be payable to the Company pursuant to Section 6.09(c)(i) or (ii).
      Section 9.11.     Disclosure. Any matter disclosed in any section of a party’s Disclosure Letter shall be considered disclosed for other sections of such Disclosure Letter, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular section of a party’s Disclosure Letter in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.
[SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ALLERGAN, INC.

By:	/s/ Douglas S. Ingram

Name: Douglas S. Ingram

Title:	Executive Vice President, General Counsel and Secretary

BANNER ACQUISITION, INC.

By:	/s/ Douglas S. Ingram

Name: Douglas S. Ingram

Title:	Secretary

INAMED CORPORATION

By:	/s/ Nicholas L. Teti

Name: Nicholas L. Teti

Title:	Chairman, President and Chief Executive Officer

ANNEX A
CONDITIONS TO THE OFFER
      Merger Sub shall not be required to accept for exchange or exchange any Shares and may postpone the acceptance for exchange of or exchange of, tendered Shares, if at the time of the Expiration Date any of the following conditions are not met, and Merger Sub may, in its reasonable discretion (but subject to the requirements of applicable Laws) terminate or amend the Offer in accordance with the Merger Agreement if, the following conditions are not met:
      (a) Accuracy of Representations and Warranties and Covenant Compliance
      (i) The representations and warranties of the Company contained in the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the time Merger Sub accepts for purchase or exchange Shares validly tendered pursuant to the Offer as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect;
      (ii) The Company shall have performed in all material respects all of its obligations required to be performed by it under the Merger Agreement at or prior to the time Merger Sub accepts for purchase or exchange Shares validly tendered pursuant to the Offer.
      (b) Minimum Tender
      There shall have been validly tendered and not properly withdrawn prior to the Expiration Date, a number of Shares which, together with any Shares Parent or Merger Sub beneficially owns, will constitute at least a majority of the total number of outstanding Shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Shares had been so converted, exercised or exchanged) as of the date that Merger Sub accepts Shares for purchase or exchange (the “Minimum Condition”).
      (c) Antitrust
      (i) Any mandatory waiting periods barring consummation of the Merger, as established by the HSR Act, and any applicable similar foreign laws or regulations will have expired or been terminated; and
      (ii) such expiration or termination has been granted or occurred without the imposition of any material condition or restriction, other than, to the extent required to obtain any necessary consents, approvals or authorizations required to complete the Offer, the Merger or the Second Merger under applicable Antitrust Laws (x) the license, divestment, disposition of or holding separate of (A) the Reloxin Assets, including the Company’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets and (B) such other assets and businesses as do not constitute material assets or businesses of Parent or the Company or their respective Subsidiaries, all as and to the extent required pursuant to Section 6.10(b)(iii) of the Merger Agreement.
      (d) Certain Other Conditions
      The other conditions to the Offer are as follows:

(i) the shares of Parent Stock to be issued to Company stockholders in the Offer and the proposed Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

(ii) the Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and not withdrawn nor shall there be any proceedings for that purpose pending before the SEC, and Parent shall have received all material state securities law or blue sky authorizations;

(iii) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer, the Merger or the Second Merger shall be in effect; and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other Governmental Entity that prohibits or makes illegal the completion of the Offer, the Merger or the Second Merger;

(iv) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other Governmental Entity that materially restricts the completion of the Offer, the Merger or the Second Merger, other than any license, divestment, disposition of or holding separate of (A) the Reloxin Assets, including the Company’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets and (B) such other assets and businesses as do not constitute material assets or businesses of Parent or the Company or their respective Subsidiaries, all as and to the extent required pursuant to Section 6.10(b)(iii) of the Merger Agreement;

(v) there shall not be pending any suit, action or proceeding by any Governmental Entity:

(A) seeking to prohibit the completion of the Offer;

(B) seeking to prohibit the ownership or operation by the Company or Parent or any of their respective Subsidiaries of any material business or assets of the Company or Parent (other than such prohibitions or restrictions contemplated by Section 6.10(b)(iii) of the Merger Agreement); or

(C) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company (other than such prohibitions or restrictions contemplated by Section 6.10(b)(iii) of the Merger Agreement); or

(vi) since the date of the Merger Agreement, there shall not have been any state of facts, events, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
      These conditions (i) are for the sole benefit of Merger Sub, (ii) may be asserted by Merger Sub regardless of the circumstances giving rise to any of these conditions and (iii) may be waived by Merger Sub, except as specified in Section 1.01(b) of the Merger Agreement. The failure by Merger Sub at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances or the same or similar facts and circumstances existing at a different time; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time.

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF ALLERGAN AND OFFEROR
      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Allergan and Offeror are set forth below. Unless otherwise indicated below, the current business address of each director and officer is c/o Allergan, 2525 Dupont Drive, Irvine, California 92612. Unless otherwise indicated below, the current business telephone number of each director and officer is (714) 246-4500. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite the name of an officer or director of Allergan refers to a position with Allergan, and each occupation set forth opposite the name of an officer or director of Offeror refers to a position with Offeror.
      During the past five years, none of the directors and officers of Allergan or Offeror listed below has, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that went dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated below, each such person is a citizen of the United States of America.
Directors and Executive Officers of Allergan

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

David E.I. Pyott 52	Chairman of the Board, President and Chief Executive Officer	Mr. Pyott became President and Chief Executive Officer of Allergan in January 1998 and in 2001 became the Chairman of the Board. Mr. Pyott is also a member of the Board of Directors of Avery-Dennison Corporation, Edwards Lifesciences Corporation, Pacific Mutual Holding Company, the ultimate parent company of Pacific Life, and Pacific LifeCorp, the parent stockholding company of Pacific Life. Mr. Pyott serves on the Board and the Executive Committee of the California Healthcare Institute, the Board of Directors of the Biotechnology Industry Organization (BIO) and the Directors’ Board of the University of California (Irvine) Graduate School of Management. Mr. Pyott also serves as a member of the Board of the Pan-American Ophthalmological Foundation; the International Council of Ophthalmology Foundation, the Cosmetic Surgery Foundation and the Foundation of the American Academy of Ophthalmology Advisory Board of Directors.
F. Michael Ball 50	Executive Vice President and President, Pharmaceuticals	Mr. Ball has been Executive Vice President and President, Pharmaceuticals since October 2003. Prior to that, Mr. Ball was Corporate Vice President and President, North America Region and Global Eye Rx Business since May 1998. Mr. Ball serves on the Board of Directors of SimpleTech, Inc.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

James F. Barlow 47	Senior Vice President, Corporate Controller	Mr. Barlow has been Senior Vice President, Corporate Controller since April 2005. Prior to that Mr. Barlow served as Vice President, Corporate Controller since 2002. Mr. Barlow joined Allergan in January 2002 as Vice President, Corporate Controller. Prior to joining Allergan, Mr. Barlow served as Chief Financial Officer of Wynn Oil Company, a division of Parker Hannifin Corporation. Prior to Wynn Oil Company, Mr. Barlow was Treasurer and Controller at Wynn’s International, Inc. from July 1990 to September 2000.
Jeffrey L. Edwards 45	Executive Vice President, Finance and Business Development, Chief Financial Officer	Mr. Edwards became Executive Vice President, Finance and Business Development, Chief Financial Officer in August 2005. Mr. Edwards joined Allergan in 1993. Since March 2003, Mr. Edwards served as Corporate Vice President, Corporate Development and previously served as Senior Vice President Treasury, Tax, and Investor Relations. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development functions. Mr. Edwards completed the Advanced Management Program at the Harvard Business School and received a Bachelor of Arts degree in Sociology from Muhlenberg College.
Douglas S. Ingram, Esq. 43	Executive Vice President, General Counsel and Secretary	Mr. Ingram has been Executive Vice President, General Counsel and Secretary, as well as Allergan’s Chief Ethics Officer, since October 2003 and currently manages the Global Legal Affairs organization, the Regulatory Affairs organization, Compliance and Internal Audit, Corporate Communications and Global Trade Compliance. Prior to that, Mr. Ingram served as Corporate Vice President, General Counsel and Secretary, as well as Allergan’s Chief Ethics Officer, since July 2001. Prior thereto he was Senior Vice President and General Counsel of Allergan since January 2001, and its Assistant Secretary since November 1998. Mr. Ingram is a member of the Board of Directors of Volcom, Inc. and ECC Capital Corporation, the parent company of Encore Credit Corporation.
Scott M. Whitcup, M.D. 46	Executive Vice President, Research & Development	Dr. Whitcup has been Executive Vice President, Research and Development since July 2004. Dr. Whitcup joined Allergan in January 2000 as Vice President, Development, Ophthalmology. In January 2004, Dr. Whitcup became Allergan’s Senior Vice President, Development, Ophthalmology. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/ David Geffen School of Medicine at UCLA. Dr. Whitcup is a member of the Board of Directors of Avanir Pharmaceuticals.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Roy J. Wilson 49	Executive Vice President, Human Resources and Information Technology	Mr. Wilson has served as Executive Vice President of Human Resources and Information Technology since August 2005. Mr. Wilson joined Allergan in April 2004 as Executive Vice President Human Resources. Prior to joining Allergan, Mr. Wilson held positions with Texas Instruments, Schlumberger Ltd. and Pearle Vision, where he served as the Senior Vice President and Chief Administrative Officer, Compaq Computer, as Vice President of Human Resources and Senior Vice President of Human Resources and Administration at BMC Software.
Herbert W. Boyer, Ph.D 69	Vice Chairman of the Board	Dr. Boyer is a founder of Genentech, Inc., a biotechnology company, and has been a director of Genentech since 1976. Dr. Boyer, a Professor of Biochemistry at the University of California at San Francisco from 1976 to 1991, received the 1993 Helmut Horten Research Award. He also received the National Medal of Science from President George H. W. Bush in 1990, the National Medal of Technology in 1989 and the Albert Lasker Basic Medical Research Award in 1980. He is an elected member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences. Dr. Boyer serves on the Board of the Scripps Research Institute. Dr. Boyer was elected Vice Chairman of the Board of Directors in 2001, served as Chairman of the Board of Directors from 1998 to 2001, and has been a Board member since 1994. He is a member of the Board of Directors’ Corporate Governance Committee and the Board of Directors’ Science and Technology Committee.
Handel E. Evans 71	Director	Mr. Evans is the former Chairman of Equity Growth Research Ltd., a company providing financial services principally to health care companies in Europe that was acquired by Libertas Capital in 2004, and is now the Senior Advisor on global healthcare to the Libertas Capital Group plc. Mr. Evans is a director of Cambridge Laboratories Ltd. and is Chairman of the British Urological Foundation Board of Trustees. Mr. Evans has been a member of the Board of Directors since 1989, is Chairman of the Board of Directors’ Corporate Governance Committee and is a member of the Board of Directors’ Organization and Compensation Committee.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Michael R. Gallagher 59	Director	Mr. Gallagher was Chief Executive Officer and a Director of Playtex Products, Inc., a personal care and consumer products manufacturer, from July 1995 until his retirement in 2004. Mr. Gallagher is a member of the Board of Advisors of the Haas School of Business, UC Berkeley and the Board of Trustees of St. Luke’s School. Mr. Gallagher was elected to the Board of Directors in 1998 and is a member of the Board of Directors’ Audit and Finance Committee and the Board of Directors’ Organization and Compensation Committee.
Gavin S. Herbert 73	Director and Chairman Emeritus	Mr. Herbert is founder of Allergan and has served as Chairman Emeritus since 1996. He had been Chairman since 1977 and was also Chief Executive Officer from 1977 to 1991. Prior thereto, Mr. Herbert had been President and Chief Executive Officer of Allergan since 1961. He is Chairman and Founder of Regenesis Bioremediation Products, formed in 1994. Mr. Herbert is a life trustee of the University of Southern California, Chairman of Roger’s Gardens and Vice Chairman of the Beckman Foundation. Mr. Herbert is also a director of Research to Prevent Blindness and the Doheny Eye Institute. Mr. Herbert also serves on the Boards of The Richard Nixon Library and Birthplace Foundation, the Advisory Board for the Foundation of the American Academy of Ophthalmology, and the CEO Roundtable on Cancer. In 1994, Mr. Herbert retired as an employee of Allergan. He has been a director since 1950 and is a member of the Board of Directors’ Science & Technology Committee.
Robert A. Ingram 62	Director	Mr. Ingram is Vice Chairman Pharmaceuticals of GlaxoSmithKline plc, a corporation involved in the research, development, manufacturing and sale of pharmaceuticals. Mr. Ingram was the Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc from January 2001 until his retirement in January 2003. Prior to that, he was Chief Executive Officer of Glaxo Wellcome plc from October 1997 to December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc’s United States subsidiary, from January 1999 to December 2000. Mr. Ingram is also Chairman of the Board of OSI Pharmaceuticals, Inc., a biotechnology company, and a director of Edwards Lifesciences Corporation, Lowe’s Companies, Inc., Nortel Networks, Valeant Pharmaceuticals International, and Wachovia Corporation. In addition, he is Chairman of the American Cancer Society Foundation and the CEO Roundtable on Cancer. Mr. Ingram was appointed to the Board of Directors effective January 2005 and is a member of the Board of Directors’ Corporate Governance Committee and the Board of Directors’ Science & Technology Committee.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Trevor M. Jones 63	Director	Prof. Jones served as the Director General of the Association of the British Pharmaceutical Industry (ABPI), an association representing the interests of approximately 100 British and international pharmaceutical companies, from 1994 to 2004. Prof. Jones is currently Vice Chairman of Council at King’s College, London. Furthermore, he was recognized in the Queen’s Honors List and holds the title of a Commander of the British Empire. He is also a fellow of the Royal Society of Chemistry, a fellow of The Royal Pharmaceutical Society, and an honorary fellow of the Faculty of Pharmaceutical Medicine of the Royal College of Physicians. Prof. Jones is Chairman of the Board of Directors of ReNeuron Limited and a Board member of Merlin Biosciences’ Funds I and II and NextPharma Technologies Holdings Ltd. Prof. Jones is a founder and Board member of the Geneva-based public-private partnership, Medicines for Malaria Venture. Prof. Jones was appointed to the Board of Directors in 2004. Prof. Jones is a member of the Board of Directors’ Corporate Governance Committee and the Board of Directors’ Science and Technology Committee.
Louis J. Lavigne, Jr. 57	Director	Mr. Lavigne joined the Board in July 2005. Mr. Lavigne was Executive Vice President and Chief Financial Officer of Genentech, Inc. from March 1997 through his retirement in March 2005. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983, and, in 1986, was promoted to vice president and assumed the position of chief financial officer in September of 1988. Mr. Lavigne was named senior vice president in 1994 and was promoted to executive vice president in 1997. Prior to joining Genentech, he held various financial management positions with Pennwalt Corporation, a pharmaceutical and chemical company. Mr. Lavigne also serves on the boards of Equinix, Inc., Arena Pharmaceuticals, Inc., BMC Software, Inc., Kyphon Inc. and LifeMasters Supported SelfCare, Inc. Mr. Lavigne is a member of the Board of Directors’ Audit and Finance Committee and the Board of Directors’ Science and Technology Committee.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Russell T. Ray 58	Director	Mr. Ray is a Managing Partner of HLM Venture Partners, a private equity firm that provides venture capital to health care information technology, health care services and medical technology companies. Mr. Ray was Founder, Managing Director and President of Chesapeake Strategic Advisors, a firm specializing in providing advisory services to health care and life sciences companies, from 2002 to 2003. From 1999 to 2002, Mr. Ray was the Global Co-Head of the Credit Suisse First Boston Health Care Investment Banking Group, where he focused on providing strategic and financial advice to life sciences, health care services and medical device companies. Mr. Ray is a Director of Pondaray Enterprises, Inc., and The Friends School of Baltimore. Mr. Ray was elected to the Board of Directors in 2003 is Chairperson of the Board of Directors’ Audit and Finance Committee and is a member of the Board of Directors’ Organization and Compensation Committee.
Stephen J. Ryan, M.D. 65	Director	Dr. Ryan is President of the Doheny Eye Institute and the Grace and Emery Beardsley Professor of Ophthalmology at the University of Southern California’s Keck School of Medicine. Dr. Ryan had been Dean of the Keck School of Medicine and Senior Vice President for Medical Care of the University of Southern California since 1991 until his retirement in June 2004. Dr. Ryan is a Member of the Institute of Medicine of the National Academy of Sciences and is a member and past president of numerous ophthalmologic organizations such as the Association of University Professors of Ophthalmology and the Macula Society. Dr. Ryan is the founding President of the Alliance for Eye and Vision Research. Dr. Ryan was appointed to the Board of Directors in September 2002 and is a member of the Board of Directors’ Audit and Finance Committee and Chairman of the Board of Directors’ Science & Technology Committee.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Leonard D. Schaeffer 60	Director	Mr. Schaeffer has, since November 2004, served as Chairman of the Board of WellPoint, Inc., an insurance organization created by the combination of WellPoint Health Networks Inc. and Anthem, Inc., which owns Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross and Blue Shield of Wisconsin, Anthem Life Insurance Company, HealthLink and UniCare. From 1992 until November 2004, Mr. Schaeffer served as Chairman of the Board and Chief Executive Officer of WellPoint Health Networks Inc. He is a member of the Board of Directors of Amgen, Inc., the Chairman of the Board of the National Institute for Health Care Management and a member of the Institute of Medicine. Mr. Schaeffer was elected to the Board of Directors in 1993 and is the Chairman of the Board of Directors’ Organization and Compensation Committee and a member of the Board of Directors’ Corporate Governance Committee.
Directors and Executive Officers of Offeror

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Jeffrey L. Edwards 45	Director and President	See discussion above.

Douglas S. Ingram, Esq. 43	Director and Secretary	See discussion above.

ANNEX C
GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
December 9, 2005

Direct Dial (213) 229-7000	Client No. C 01012-00545
Fax (213) 229-7520
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
     Re: Registration Statement on Form S-4
Ladies and Gentlemen:
      We have acted as counsel to Allergan, Inc. (“Allergan”), a Delaware corporation, in connection with the acquisition of Inamed Corporation (“Inamed”), a Delaware corporation, pursuant to the transactions described in a Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission on November 21, 2005, as amended on December 9, 2005 (the“Registration Statement”). Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Registration Statement. Pursuant to the Registration Statement, (a) Banner Acquisition, Inc. (“Offeror”), a wholly owned subsidiary of Allergan is offering to exchange for each share of Inamed common stock validly tendered and not properly withdrawn in the Offer, at the election of the holder of such shares, either cash or shares of Allergan common stock, (b) promptly after completion of the Offer, Allergan will consummate a merger of Offeror with and into Inamed, with Inamed surviving the merger (the “Inamed Merger”) and, pursuant to the Inamed Merger, Allergan will issue in exchange for each share of Inamed common stock, at the election of the holder of shares of Inamed common stock, either cash or shares of Allergan common stock, and (c) promptly after the Inamed Merger, Allergan will cause Inamed to merge with and into a wholly owned limited liability company of Allergan, with the limited liability company surviving the Merger (the “Post-Closing Merger”).
      At your request, we have examined the Registration Statement to be filed on the date hereof with the Securities and Exchange Commission in connection with the registration of the shares of Allergan common stock to be issued to the stockholders of Inamed upon consummation of the proposed transaction.
      You have requested that we render the opinion set forth below. In rendering this opinion, we have reviewed (without any independent investigation) the Registration Statement and such other documents as we have deemed necessary or appropriate. We have relied upon the truth and accuracy at all relevant times of the facts and statements contained in the Registration Statement and representations as to factual matters contained in the representation letter received from Allergan, and have assumed that the proposed transaction will be consummated in accordance with the terms set forth therein and without any waiver of any material provision thereof. We have further assumed the accuracy of any representation or statement made “to the knowledge of” or similarly qualified without such qualification.

C-1

      Based upon the foregoing, and subject to the assumptions, exceptions, limitations and qualifications set forth herein and set forth in the discussion in the Registration Statement under the caption “Material United States Federal Income Tax Consequences”, it is our opinion that:

(a) the Offer, Inamed Merger, and the Post-Closing Merger will be treated as a single integrated transaction that qualifies as a reorganization under section 368(a) of the Internal Revenue Code (the “Code”).

(b) the discussion in the Registration Statement, under the caption “Material U.S. States Federal Income Tax Consequences,” to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects.
      This opinion represents our best judgment regarding the application of federal income tax laws under the Internal Revenue Code of 1986, as amended, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. This opinion is being delivered prior to the consummation of the proposed transaction and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. We undertake no responsibility to advise you of any new developments in the facts or in the application or interpretation of the federal income tax laws. Furthermore, in the event any one of the facts or statements or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.
      This opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Offer, Inamed Merger, and the Post-Closing Merger, or any other transaction (including any transaction undertaken in connection with the foregoing). This opinion is rendered to you in connection with the filing of the Registration Statement and may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.
      We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 as amended, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended.

Very truly yours,

/s/ GIBSON, DUNN & CRUTCHER LLP

C-2

ANNEX D
SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW
      (a)     Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

(1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
      (b)     The restrictions contained in this section shall not apply if:

(1) the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this section;

(2) the corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of the effective date of this section, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors.

(3) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the three categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) the corporation does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on The NASDAQ Stock Market or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

(5) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

(6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation’s board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to section 251 (f) of the chapter, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less then 20 days notice to all interested stockholders prior to the consummation of any of the transactions described in clauses (x) or (y) of the second sentence of this paragraph; or

(7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation’s certificate of incorporation contained a provision authorized by the last sentence of this subsection (b). Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such prior to the effective date of the amendment.

      (c)     As used in this section only, the term:

(1) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “associate,” when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “business combination,” when used in reference to any corporation and any interested stockholder of such corporation, means:

(i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(iii) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such, (B) pursuant to a merger under Section 251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such, (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock, or (E) any issuance or transfer of stock by the corporation, provided however, that in no case under (C)-(E) above shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

(iv) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) above) provided by or through the corporation or any direct or indirect majority owned subsidiary.

(4) “control,” including the term “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “interested stockholder” means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein in the result of action taken solely by the corporation provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (8) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(7) “Stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) “Voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

(9) “owner” including the terms “own” and “owned” when used with respect to any stock means a person that individually or with or through any of its affiliates or associates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
      (d)     No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section a greater vote of stockholders than that specified in this section.
      (e)     The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all matters with respect to this section. (Last amended by Ch. 79, L. ’95, eff. 7-1-95.)

      Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus, the letter of election and transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of Inamed Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.
The exchange agent for the Offer is:
Wells Fargo Bank, N.A.
Wells Fargo Shareowner Services
P.O. Box 64858
St. Paul, MN 55164-0858
(800) 380-1372
The information agent for the Offer is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
The dealer manager for the Offer is:
1585 Broadway
New York, New York 10036
(310) 788-2043

PART II
Item 20.     Indemnification of Directors and Officers.
      Allergan is a Delaware corporation. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which a director derived an improper personal benefit.
      Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. The indemnification permitted under the DGCL is not exclusive, and a corporation is empowered to purchase and maintain insurance against liabilities whether or not indemnification would be permitted by statute.
      Allergan’s restated certificate of incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended, a director of Allergan shall not be personally liable to Allergan or its stockholders for monetary damages for breach of any fiduciary duty as a director. Allergan’s restated certificate of incorporation and amended and restated bylaws provide for indemnification of its directors and officers to the fullest extent currently permitted by the DGCL. In addition, Allergan maintains liability insurance for its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.
See the Exhibit Index.

(b)	Financial Statement Schedules.
None.

(c)	Reports, Opinions and Appraisals.
None.

Item 22.	Undertakings.
      (a)     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c)     The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      (d)     The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (e)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (f)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (g)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to its registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Irvine, State of California, on December 22, 2005.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta

Matthew J. Maletta
Vice President,
Assistant General Counsel and
Assistant Secretary
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

By: * David E.I. Pyott	Chairman of the Board, President and Chief Executive Officer	December 22, 2005

By: * Jeffrey L. Edwards	Executive Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial Officer)	December 22, 2005

By: * James F. Barlow	Senior Vice President, Corporate Controller (Principal Accounting Officer)	December 22, 2005

By: * Herbert W. Boyer, Ph.D	Vice Chairman of the Board	December 22, 2005

By: * Handel E. Evans	Director	December 22, 2005

By: * Michael R. Gallagher	Director	December 22, 2005

By: * Gavin S. Herbert	Director and Chairman Emeritus	December 22, 2005

By: * Robert A. Ingram	Director	December 22, 2005

By: * Trevor M. Jones	Director	December 22, 2005

By: * Louis J. Lavigne, Jr.	Director	December 22, 2005

Signature		Title	Date

By: * Russell T. Ray		Director	December 22, 2005

By: * Stephen J. Ryan, M.D.		Director	December 22, 2005

By: * Leonard D. Schaeffer		Director	December 22, 2005

*By:	/s/ Matthew J. Maletta Matthew J. Maletta Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of December 20, 2005, by and among Allergan, Inc., Banner Acquisition, Inc. and Inamed Corporation (incorporated by reference to Annex A of this Registration Statement)

3.1	Restated Certificate of Incorporation of Allergan as filed with the Secretary of State of the State of Delaware on May 22, 1989 (incorporated by reference to Exhibit 3.1 to Allergan’s Registration Statement on Form S-1, File No. 33-28855, filed with the SEC on May 24, 1989)

3.2	Certificate of Amendment of Certificate of Incorporation of Allergan (incorporated by reference to Exhibit 3 Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000)

3.3	Bylaws of Allergan (incorporated by reference to Exhibit 3 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 1995)

3.4	First Amendment to Allergan Bylaws (incorporated by reference to Exhibit 3.1 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 24, 1999)

3.5	Second Amendment to Allergan Bylaws (incorporated by reference to Exhibit 3.5 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

3.6	Third Amendment to Allergan Bylaws (incorporated by reference to Exhibit 3.6 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2003)

4.1	Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the Secretary of State of the State of Delaware on February 1, 2000 (incorporated by reference to Exhibit 4.1 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 1999)

4.2	Rights Agreement, dated January 25, 2000, between Allergan and First Chicago Trust Company of New York (“Rights Agreement”) (incorporated by reference to Exhibit 4 to Allergan’s Current Report on Form 8-K filed on January 28, 2000)

4.3	Amendment to Rights Agreement dated as of January 2, 2002, among First Chicago Trust Company of New York, Allergan and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 4.3 of Allergan’s Annual Report on Form 10-K for the year ended December 31, 2001)

4.4	Second Amendment to Rights Agreement dated as of January 30, 2003, among First Chicago Trust Company of New York, Allergan and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 1 of Allergan’s amended Form 8-A filed on February 14, 2003)

4.5	Third Amendment to Rights Agreement dated as of October 19, 2005 between Allergan, Inc. and Wells Fargo Bank, National Association, as successor Rights Agent (incorporated by reference to Exhibit 4.11 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)

4.6	Indenture between Allergan and BankAmerica National Trust Company (incorporated by reference to Exhibit 4 filed with Allergan’s Registration Statement, Registration No. 33-69746)

4.7	Indenture, dated as of November 1, 2000, between Allergan and U.S. Trust National Association (incorporated by reference to Exhibit 4.1 to Allergan’s Current Report on Form 8-K, filed on November 1, 2000)

4.8	Registration Rights Agreement, dated November 1, 2000, between Allergan and Merrill Lynch & Co., Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 to Allergan’s Current Report on Form 8-K, filed on November 1, 2000)

4.9	Amended and Restated Indenture, dated as of July 28, 2004, between Allergan and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.11 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 24, 2004)

Exhibit
Number	Description of Exhibit

4.10	Form of Zero Coupon Convertible Senior Note Due 2022 (incorporated by reference to Exhibit 4.2 of Allergan’s Registration Statement on Form S-3, dated January 9, 2003, Registration No. 333-102425)

4.11	Registration Rights Agreement, dated as of November 6, 2002, among Allergan and Banc of America Securities LLC, Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit 4.3 of Allergan’s Registration Statement on Form S-3, dated January 9, 2003, Registration No. 333-102425)

5.1	Opinion of Gibson, Dunn & Crutcher LLP(1)

8.1	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters(1)

10.1	Form of director and executive officer Indemnity Agreement (incorporated by reference to Exhibit 10.4 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 1992)

10.2	Form of Allergan change in control severance agreement (incorporated by reference to Exhibit 10.1 to Allergan’s Current Report on Form 8-K filed on January 28, 2000)

10.3	Allergan 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan’s Proxy Statement filed on March 14, 2003)

10.4	Allergan Deferred Directors’ Fee Program amended and restated as of November 15, 1999 (incorporated by reference to Exhibit 4 to Allergan’s Registration Statement on Form S-8, dated January 6, 2000, Registration No. 333-94155)

10.5	Allergan 1989 Incentive Compensation Plan, as amended and restated, November 2000 and as adjusted for 1999 split (incorporated by reference to Exhibit 10.5 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2000)

10.6	First Amendment to Allergan 1989 Incentive Compensation Plan (as amended and restated November 2000) (incorporated by reference to Exhibit 10.51 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 26, 2003)

10.7	Allergan Employee Stock Ownership Plan (Restated 2003) (incorporated by reference to Exhibit 10.6 Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

10.8	First Amendment to Allergan Employee Stock Ownership Plan (as Restated 2003) (incorporated by reference to Exhibit 10.52 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 26, 2003)

10.9	Second Amendment to Allergan Employee Stock Ownership Plan (as Restated 2003) (incorporated by reference to Exhibit 10.9 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2003)

10.10	Allergan Employee Savings and Investment Plan (Restated 2003) (incorporated by reference to Exhibit 10.7 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

10.11	First Amendment to Allergan Savings and Investment Plan (Restated 2003) (incorporated by reference to Exhibit 10.53 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 26, 2003)

10.12	Second Amendment to Allergan Savings and Investment Plan (Restated 2003) (incorporated by reference to Exhibit 10.12 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2003)

10.13	Allergan Pension Plan (Restated 2003) (incorporated by reference to Exhibit 10.8 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

10.14	First Amendment to Allergan Pension Plan (Restated 2003) (incorporated by reference to Exhibit 10.50 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 26, 2003)

Exhibit
Number	Description of Exhibit

10.15	Restated Allergan Supplemental Retirement Income Plan (incorporated by reference to Exhibit 10.5 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 1996)

10.16	First Amendment to Allergan Supplemental Retirement Income Plan (incorporated by reference to Exhibit 10.4 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 24, 1999)

10.17	Second Amendment to Allergan Supplemental Retirement Income Plan (incorporated by reference to Exhibit 10.12 to Allergan’s Current Report on Form 8-K filed on January 28, 2000)

10.18	Third Amendment to Allergan Supplemental Retirement Income Plan (incorporated by reference to Exhibit 10.46 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.19	Fourth Amendment to Allergan Supplemental Retirement Income Plan (Restated 1996) (incorporated by reference to Exhibit 10.13 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

10.20	Restated Allergan Supplemental Executive Benefit Plan (incorporated by reference to Exhibit 10.6 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 1996)

10.21	First Amendment to Allergan Supplemental Executive Benefit Plan (incorporated by reference to Exhibit 10.3 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 24, 1999)

10.22	Second Amendment to Allergan Supplemental Executive Benefit Plan (incorporated by reference to Exhibit 10.11 to Allergan’s Current Report on Form 8-K filed on January 28, 2000)

10.23	Third Amendment to Allergan Supplemental Executive Benefit Plan (incorporated by reference to Exhibit 10.45 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.24	Fourth Amendment to Allergan Supplemental Executive Benefit Plan (incorporated by reference to Exhibit 10.18 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

10.25	Allergan Executive Bonus Plan (incorporated by reference to Exhibit C to Allergan’s Proxy Statement dated March 23, 1999, filed in definitive form on March 22, 1999)

10.26	First Amendment to Allergan Executive Bonus Plan (incorporated by reference to Exhibit 10.2 to Allergan’s Current Report on Form 8-K filed on January 28, 2000)

10.27	Allergan 2005 Management Bonus Plan (incorporated by reference to Exhibit 10.33 to Allergan’s Annual Report on Form 10-K filed on March 9, 2005)

10.28	Allergan Executive Deferred Compensation Plan (amended and restated effective January 1, 2003) (incorporated by reference to Exhibit 10.22 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2002)

10.29	First Amendment to Allergan Executive Deferred Compensation Plan (amended and restated effective January 1, 2003) (incorporated by reference to Exhibit 10.29 to Allergan’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2003)

10.30	Allergan Premium Priced Stock Option Plan (incorporated by reference to Exhibit B to Allergan’s Proxy Statement filed on March 23, 2001)

10.31	Distribution Agreement dated March 4, 1994 among Allergan and Merrill Lynch & Co. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.14 to Allergan’s Annual Report on Form 10-K for the fiscal year ended December 31, 1993)

10.32	Credit Agreement, dated as of October 11, 2002, among Allergan, as Borrower and Guarantor, the Eligible Subsidiaries Referred to Therein, the Banks Listed Therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.47 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 27, 2002)

Exhibit
Number	Description of Exhibit

10.33	First Amendment to Credit Agreement, dated as of October 30, 2002, among Allergan, as Borrower and Guarantor, the Eligible Subsidiaries Referred to Therein, the Banks Listed Therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.48 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 27, 2002)

10.34	Second Amendment to Credit Agreement, dated as of May 16, 2003, among Allergan, as Borrower and Guarantor, the Banks listed Therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.49 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 27, 2003)

10.35	Third Amendment to Credit Agreement, dated as of October 15, 2003, among Allergan, as Borrower and Guarantor, the Banks Listed Therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.54 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 26, 2003)

10.36	Fourth Amendment to Credit Agreement, dated as of May 26, 2004, among Allergan, as Borrower and Guarantor, the Banks Listed Therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.56 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 25, 2004)

10.37	Contribution and Distribution Agreement by and among Allergan and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.35 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.38	Transitional Services Agreement between Allergan and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.36 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.39	Employee Matters Agreement between Allergan and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.37 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.40	Tax Sharing Agreement between Allergan and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.38 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.41	Manufacturing Agreement between Allergan and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.39 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended June 28, 2002)

10.42	LLC Interest Assignment Agreement dated as of March 16, 2003, among Farallon Pharma Investors, LLC, Bardeen Sciences Company, LLC and Allergan (incorporated by reference to Exhibit 2.1 to Allergan’s Current Report on Form 8-K filed on May 28, 2003)

10.43	Agreement and Plan of Merger by and among Allergan, Wilson Acquisition, Inc. and Oculex Pharmaceuticals, Inc. dated as of October 13, 2003 (incorporated by reference to Exhibit 2.1 to Allergan’s Current Report on Form 8-K filed on November 21, 2003)

10.44	Transition and General Release Agreement, by and between Allergan and Lester J. Kaplan (incorporated by reference to Exhibit 10.55 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended March 26, 2004)

10.45	Botox®— China License Agreement, dated as of September 30, 2005, by and among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.51 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)†

10.46	Botox®— Japan License Agreement, dated as of September 30, 2005, by and among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.52 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)†

Exhibit
Number	Description of Exhibit

10.47	Co-Promotion Agreement, dated as of September 30, 2005, Allergan, Inc., Allergan Sales, LLC and SmithKline Beecham Corporation d/b/a GlaxoSmithKline (incorporated by reference to Exhibit 10.53 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)†

10.48	Botox® Global Strategic Support Agreement, dated as of September 30, 2005, by and among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.54 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)†

10.49	China Botox® Supply Agreement, dated as of September 30, 2005, by and among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.55 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)†

10.50	Japan Botox® Supply Agreement, dated as of September 30, 2005, by and between Allergan Pharmaceuticals Ireland and Glaxo Group Limited (incorporated by reference to Exhibit 10.56 to Allergan’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005)†

12.1	Computation of Ratio of Earnings to Fixed Charges(1)

21.1	List of Subsidiaries of Allergan (incorporated by reference to Exhibit 10.21 to Allergan’s Report on Form 10-K for the Year ended December 31, 2004)

23.1	Consent of KPMG LLP(1)

23.2	Consent of KPMG LLP(1)

23.3	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1)(1)

23.4	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 8.1)(1)

24.1	Power of Attorney(1)

99.1	Form of Letter of Election and Transmittal(1)

99.2	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

99.3	Form of Notice of Guaranteed Delivery(1)

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)

† Pursuant to a request for confidential treatment filed with the Secretary of the SEC under Rule 24b-2 of the Exchange Act, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC.
(1) Previously filed with this Registration Statement.